           AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 29, 1998

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                GENE LOGIC INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                                   8731                                  06-1411336
       (STATE OR JURISDICTION OF               (PRIMARY STANDARD INDUSTRIAL                   (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)                CLASSIFICATION CODE)                    IDENTIFICATION NUMBER)

                            ------------------------

                            708 QUINCE ORCHARD ROAD
                          GAITHERSBURG, MARYLAND 20878
                                 (301) 987-1700
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                        MICHAEL J. BRENNAN, M.D., PH.D.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                GENE LOGIC INC.
                            708 QUINCE ORCHARD ROAD
                          GAITHERSBURG, MARYLAND 20878
                                 (301) 987-1700
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                  FREDERICK T. MUTO, ESQ.                                      ALEXANDER D. LYNCH, ESQ.
                   L. KAY CHANDLER, ESQ.                                       ALAN P. BLAUSTEIN, ESQ.
                   CARL R. SANCHEZ, ESQ.                                   BROBECK, PHLEGER & HARRISON LLP
                     COOLEY GODWARD LLP                                       1633 BROADWAY, 47TH FLOOR
              4365 EXECUTIVE DRIVE, SUITE 1100                                 NEW YORK, NY 10019-6013
                    SAN DIEGO, CA 92121                                             (212) 581-1600
                       (619) 550-6000

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

    With respect to the shares of Registrant's Common Stock to be issued in the merger as described herein, as promptly as practicable following the effectiveness of this Registration Statement and the effective time of the proposed merger of Oncormed, Inc. ("Oncormed") with and into Gene Logic Acquisition Corp., a wholly owned subsidiary of Registrant, as described in the Agreement and Plan of Merger and Reorganization, dated as of July 6, 1998, attached as Appendix A to the Prospectus/Joint Proxy Statement forming a part of this Registration Statement.

    With respect to the shares of Registrant's Common Stock to be offered for resale by certain selling securityholders, from time to time after the effectiveness of this Registration Statement.
                            ------------------------

    If the securities being registered in this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, please check the following box. [X]

    If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ------------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ------------------

                            ------------------------

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                         PROPOSED
           TITLE OF EACH CLASS OF                 AMOUNT TO BE       MAXIMUM OFFERING     PROPOSED MAXIMUM        AMOUNT OF
         SECURITIES TO BE REGISTERED               REGISTERED        PRICE PER SHARE       OFFERING PRICE      REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value................     4,849,815(1)          $2.125(2)          $10,305,857(2)         $3,041(2)
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value................     1,006,631(3)           $6.00(4)          $6,039,786(4)          $1,782(4)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Represents the maximum number of shares of Common Stock of the Registrant which may be issued to the former stockholders of Oncormed pursuant to the merger described herein.

(2) Pursuant to Rule 457(f) under the Securities Act of 1933, as amended, the registration fee has been calculated by multiplying the Proposed Maximum Offering Price by .000295. The Proposed Maximum Offering Price is calculated by multiplying the number of shares of Registrant's Common Stock being registered by the average of the high and low prices of Oncormed's Common Stock as reported on the American Stock Exchange on July 24, 1998.

(3) Represents the number of shares of Registrant's Common Stock being registered for resale by certain selling securityholders pursuant to this Registration Statement, including (i) up to a maximum of 77,431 shares of Registrant's Common Stock issuable upon the exercise of certain outstanding Oncormed warrants that are being assumed by Registrant pursuant to the merger described herein (assuming an exchange ratio of .4646 per share of Oncormed Common Stock), and (ii) an indeterminate number of additional shares of Registrant's Common Stock as may from time to time become issuable in the event the actual exchange ratio exceeds .4646.

(4) Calculated in accordance with Rule 457(c) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee related to such shares and based upon the average of the high and low price per share of Registrant's Common Stock as reported in the Nasdaq National Market System composite transactions on July 24, 1998.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                GENE LOGIC INC.
                            708 QUINCE ORCHARD ROAD
                          GAITHERSBURG, MARYLAND 20878
                                           , 1998

Dear Stockholder:

     You are cordially invited to attend a Special Meeting of stockholders (the "Gene Logic Special Meeting") of Gene Logic Inc., a Delaware corporation ("Gene
Logic"), which will be held on                , 1998 at 10:00 a.m., local time,
at the principal executive offices of Gene Logic located at 708 Quince Orchard Road, Gaithersburg, Maryland 20878.

     At the Gene Logic Special Meeting, you will be asked to consider and vote upon a proposal (the "Merger Proposal") to (i) approve and adopt the Agreement and Plan of Merger and Reorganization dated as of July 6, 1998 (the "Merger Agreement") among Gene Logic, Gene Logic Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Gene Logic ("Merger Sub"), and Oncormed, Inc., a Delaware corporation ("Oncormed"), and (ii) approve the merger of Oncormed with and into Merger Sub (the "Merger"), pursuant to which Oncormed will cease to exist and Merger Sub will be the surviving corporation. In the Merger, Gene Logic will issue an aggregate of 4,849,815 shares of Gene Logic Common Stock to the Oncormed stockholders (the "Total Merger Shares"); provided, however, that in the event that the average closing price of Gene Logic's Common Stock as reported on the Nasdaq National Market System (the "Nasdaq NMS") for the fifteen trading days ending the second day prior to the Gene Logic Special Meeting (the "Closing Price") is more than $7.88 per share, then the Total Merger Shares shall be reduced to a number of shares of Gene Logic Common Stock equal to $38,204,420 divided by the Closing Price; provided, further that in the event the Closing Price of Gene Logic Common Stock is less than $6.34 per share, Oncormed may terminate the Merger Agreement in accordance with its terms. Immediately after the effective time of the Merger (the "Effective Time"), the former holders of Oncormed Common Stock will hold in the aggregate approximately
     % of the shares of Gene Logic Common Stock to be outstanding immediately after the Effective Time of the Merger (calculated on the basis of
               shares of Gene Logic Common Stock outstanding as of             ,
1998, and assuming the issuance of an aggregate of 4,849,815 shares of Gene
Logic Common Stock to the Oncormed stockholders in the Merger). At             ,
1998, the closing sales price of a share of Gene Logic Common Stock as reported
on the Nasdaq NMS was $          and the closing sales price of a share of
Oncormed Common Stock as reported on the American Stock Exchange was
$          .

     In the materials accompanying this letter you will find a Notice of Special Meeting of Stockholders, a Prospectus/Joint Proxy Statement relating to the Merger Proposal and a form of proxy. The Prospectus/Joint Proxy Statement more fully describes the proposed Merger and includes information about Gene Logic, Merger Sub and Oncormed. I urge you to read the information contained in the accompanying Prospectus/ Joint Proxy Statement.

     After careful consideration, the Gene Logic Board of Directors has concluded that the Merger Proposal is fair to, and in the best interests of, Gene Logic and its stockholders and has approved and adopted the Merger Proposal. Your Board of Directors has unanimously recommended a vote FOR the adoption and approval of the Merger Proposal described in the accompanying Prospectus/Joint Proxy Statement. In addition, in connection with its approval of the Merger Proposal, the Gene Logic Board of Directors has received a written opinion from its financial advisor, ING Baring Furman Selz LLC ("ING Baring Furman Selz"), to the effect that the consideration to be paid by Gene Logic to the Oncormed stockholders pursuant to the Merger Agreement is fair from a financial point of view to Gene Logic and its stockholders. A copy of ING Baring Furman Selz' written opinion, which sets forth a description of the assumptions made, matters considered and limitations of ING Baring Furman Selz' review, is attached to the accompanying Prospectus/Joint Proxy Statement as Appendix C, and the Gene Logic stockholders are urged to read carefully the opinion in its entirety prior to voting on the Merger Proposal.

     Whether or not you plan to attend the Gene Logic Special Meeting, please complete, sign, date and return the proxy in the enclosed envelope. If you attend the Gene Logic Special Meeting, you may vote in person if you wish, even though you have previously returned your proxy. It is important that your shares be represented and voted at the Gene Logic Special Meeting.

     On behalf of the Board, I thank you for your support and ask you to vote FOR the Merger Proposal.

                                          Sincerely,

                                          Michael J. Brennan, M.D., Ph.D.
                                          President and Chief Executive Officer

                                GENE LOGIC INC.
                            708 QUINCE ORCHARD ROAD
                          GAITHERSBURG, MARYLAND 20878

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                      TO BE HELD ON                , 1998

TO THE STOCKHOLDERS OF GENE LOGIC INC.:

     NOTICE IS HEREBY GIVEN that a Special Meeting of stockholders (the "Gene Logic Special Meeting") of Gene Logic Inc., a Delaware corporation ("Gene
Logic"), will be held on             , 1998, at 10:00 a.m., local time, at the
principal executive offices of Gene Logic located at 708 Quince Orchard Road, Gaithersburg, Maryland 20878 for the following purposes:

          1.  To consider and vote upon a proposal (the "Merger Proposal") to
     (i) approve and adopt the Agreement and Plan of Merger and Reorganization dated as of July 6, 1998 (the "Merger Agreement") among Gene Logic, Gene Logic Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Gene Logic ("Merger Sub"), and Oncormed, Inc., a Delaware corporation ("Oncormed"), and (ii) approve the merger of Oncormed with and into Merger Sub (the "Merger"), pursuant to which Oncormed will cease to exist and Merger Sub will be the surviving corporation. In the Merger, Gene Logic will issue an aggregate of 4,849,815 shares of Gene Logic Common Stock to the Oncormed stockholders (the "Total Merger Shares"); provided, however, that in the event that the average closing price of Gene Logic's Common Stock as reported on the Nasdaq National Market System (the "Nasdaq NMS") for the fifteen trading days ending the second day prior to the Gene Logic Special Meeting (the "Closing Price") is more than $7.88 per share, then the Total Merger Shares shall be reduced to a number of shares of Gene Logic Common Stock equal to $38,204,420 divided by the Closing Price; provided, further that in the event the Closing Price of Gene Logic Common Stock is less than $6.34 per share, Oncormed may terminate the Merger Agreement in accordance with its terms. Immediately after the effective time of the Merger (the "Effective Time"), the former holders of Oncormed
     Common Stock will hold in the aggregate approximately      % of the shares
     of Gene Logic Common Stock to be outstanding immediately after the
     Effective Time (calculated on the basis of                shares of Gene
     Logic Common Stock outstanding as of             , 1998, and assuming the
     issuance of an aggregate of 4,849,815 shares of Gene Logic Common Stock to
     the Oncormed stockholders in the Merger). At             , 1998, the
     closing sales price of a share of Gene Logic Common Stock as reported on
     the Nasdaq NMS was $          and the closing sales price of a share of
     Oncormed Common Stock as reported on the American Stock Exchange was
     $          .

          2. To transact such other business as may properly come before the Gene Logic Special Meeting or any adjournment or postponement thereof.

     The Merger Proposal is more fully described in the Prospectus/Joint Proxy Statement accompanying this Notice.

     The Board of Directors of Gene Logic unanimously recommends that you vote FOR the Merger Proposal.

     Only holders of record of Gene Logic Common Stock at the close of business
on             , 1998 are entitled to notice of, and will be entitled to vote at, the Gene Logic Special Meeting or any adjournment or postponement thereof.

                                          By Order of the Board of Directors

                                          Mark D. Gessler
                                          Senior Vice President, Corporate
                                          Development,
                                          Chief Financial Officer and Secretary

Gaithersburg, Maryland
            , 1998

                                 ONCORMED, INC.
                               205 PERRY PARKWAY
                          GAITHERSBURG, MARYLAND 20877

                                           , 1998

Dear Stockholder:

     You are cordially invited to attend a Special Meeting of stockholders (the "Oncormed Special Meeting") of Oncormed, Inc., a Delaware corporation
("Oncormed"), which will be held on                , 1998 at 10:00 a.m., local
time, at the principal executive offices of Oncormed located at 205 Perry Parkway, Gaithersburg, Maryland 20877.

     At the Oncormed Special Meeting, you will be asked to consider and vote upon a proposal (the "Merger Proposal") to (i) approve and adopt the Agreement and Plan of Merger and Reorganization dated as of July 6, 1998 (the "Merger Agreement") among Oncormed, Gene Logic Inc., a Delaware corporation ("Gene Logic"), and Gene Logic Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Gene Logic ("Merger Sub"), and (ii) approve the merger of Oncormed with and into Merger Sub (the "Merger"), pursuant to which Oncormed will cease to exist and Merger Sub will be the surviving corporation. In the Merger, Gene Logic will issue an aggregate of 4,849,815 shares of Gene Logic Common Stock to the Oncormed stockholders (the "Total Merger Shares"); provided, however, that in the event that the average closing price of Gene Logic's Common Stock as reported on the Nasdaq National Market System (the "Nasdaq NMS") for the fifteen trading days ending the second day prior to the Gene Logic Special Meeting (the "Closing Price") is more than $7.88 per share, then the Total Merger Shares shall be reduced to a number of shares of Gene Logic Common Stock equal to $38,204,420 divided by the Closing Price; provided, further that in the event the Closing Price of Gene Logic Common Stock is less than $6.34 per share, Oncormed may terminate the Merger Agreement in accordance with its terms. As a result of the Merger, each share of Oncormed Common Stock outstanding immediately prior to the effective time of the Merger (the "Effective Time") will be entitled to receive in exchange therefor that fraction of a share of Gene Logic Common Stock equal to the Exchange Ratio. The Exchange Ratio will be determined by dividing the Total Merger Shares by the number of shares of Oncormed Common Stock outstanding immediately prior to the Effective Time (including all shares of Oncormed Common Stock issuable upon conversion of all of the shares of Oncormed 6% Series A Convertible Preferred Stock outstanding
immediately prior to the Effective Time). At             , 1998, the closing
sales price of a share of Oncormed Common Stock as reported on the American
Stock Exchange was $          and the closing sales price of a share of Gene
Logic Common Stock as reported on the Nasdaq NMS was $          .

     Immediately after the Effective Time, the former holders of Oncormed Common
Stock will hold in the aggregate approximately      % of the shares of Gene
Logic Common Stock to be outstanding immediately after the Effective Time
(calculated on the basis of                shares of Gene Logic Common Stock
outstanding as of             , 1998 and assuming the issuance of an aggregate
of 4,849,815 shares of Gene Logic Common Stock to the Oncormed stockholders in the Merger).

     In the materials accompanying this letter you will find a Notice of Special Meeting of Stockholders, a Prospectus/Joint Proxy Statement relating to the Merger Proposal and a form of proxy. The Prospectus/Joint Proxy Statement more fully describes the proposed Merger and includes information about Oncormed, Gene Logic and Merger Sub. I urge you to read the information contained in the accompanying Prospectus/Joint Proxy Statement.

     After careful consideration, the Oncormed Board of Directors has concluded that the Merger Proposal is fair to, and in the best interests of, Oncormed and its stockholders and has approved and adopted the Merger Proposal. Your Board of Directors has unanimously recommended a vote FOR the adoption and approval of the Merger Proposal described in the accompanying Prospectus/Joint Proxy Statement. In addition, in connection with its approval of the Merger Proposal, the Oncormed Board of Directors has received a written opinion from its financial advisor, Hambrecht & Quist LLC ("Hambrecht & Quist"), to the effect that the consideration to be received by the holders of Oncormed Common Stock in the Merger is fair to such holders from a financial point of view. A copy of Hambrecht & Quist's written opinion, which sets forth a description of the assumptions made, matters considered and limitations of Hambrecht & Quist's review, is attached to the accompanying Prospectus/Joint Proxy Statement as Appendix B, and the Oncormed stockholders are urged to read carefully the opinion in its entirety prior to voting on the Merger Proposal.

     Whether or not you plan to attend the Oncormed Special Meeting, please complete, sign, date and return the proxy in the enclosed envelope. If you attend the Oncormed Special Meeting, you may vote in person if you wish, even though you have previously returned your proxy. It is important that your shares be represented and voted at the Oncormed Special Meeting.

     On behalf of the Oncormed Board of Directors, I thank you for your support and ask you to vote FOR the Merger Proposal.

                                          Sincerely,

                                          Dr. Timothy J. Triche
                                          Chief Executive Officer

                                 ONCORMED, INC.
                               205 PERRY PARKWAY
                          GAITHERSBURG, MARYLAND 20877

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                      TO BE HELD ON                , 1998

TO THE STOCKHOLDERS OF ONCORMED, INC.:

     NOTICE IS HEREBY GIVEN that a Special Meeting of stockholders (the "Oncormed Special Meeting") of Oncormed, Inc., a Delaware corporation
("Oncormed"), will be held on             , 1998, at 10:00 a.m., local time, at
the principal executive offices of Oncormed located at 205 Perry Parkway, Gaithersburg, Maryland 20877 for the following purposes:

          1.  To consider and vote upon a proposal (the "Merger Proposal") to
     (i) approve and adopt the Agreement and Plan of Merger and Reorganization dated as of July 6, 1998 (the "Merger Agreement") among Oncormed, Gene Logic Inc., a Delaware corporation ("Gene Logic"), and Gene Logic Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Gene Logic ("Merger Sub"), and (ii) approve the merger of Oncormed with and into Merger Sub (the "Merger"), pursuant to which Oncormed will cease to exist and Merger Sub will be the surviving corporation. In the Merger, Gene Logic will issue an aggregate of 4,849,815 shares of Gene Logic Common Stock to the Oncormed stockholders (the "Total Merger Shares"); provided, however, that in the event that the average closing price of Gene Logic's Common Stock as reported on the Nasdaq National Market System (the "Nasdaq NMS") for the fifteen trading days ending the second day prior to the Gene Logic Special Meeting (the "Closing Price") is more than $7.88 per share, then the Total Merger Shares shall be reduced to a number of shares of Gene Logic Common Stock equal to $38,204,420 divided by the Closing Price; provided, further that in the event the Closing Price of Gene Logic Common Stock is less than $6.34 per share, Oncormed may terminate the Merger Agreement in accordance with its terms. As a result of the Merger, each holder of shares of Oncormed common stock, $.01 par value per share (the "Oncormed Common Stock"), outstanding immediately prior to the effective time of the Merger (the "Effective Time") will be entitled to receive in exchange for each share of Oncormed Common Stock that fraction of a share of Gene Logic Common Stock equal to the Exchange Ratio. The Exchange Ratio will be determined by dividing the Total Merger Shares by the number of shares of Oncormed Common Stock outstanding immediately prior to the Effective Time (including all shares of Oncormed Common Stock issuable upon conversion of all of the shares of Oncormed 6% Series A Convertible Preferred Stock outstanding immediately prior to the Effective Time). At
                 , 1998, the closing sales price of a share of Oncormed Common
     Stock as reported on the American Stock Exchange was $          and the
     closing sales price of a share of Gene Logic Common Stock as reported on
     the Nasdaq NMS was $          .

          2. To transact such other business as may properly come before the Oncormed Special Meeting or any adjournment or postponement thereof.

     The Merger Proposal is more fully described in the Prospectus/Joint Proxy Statement accompanying this Notice.

     The Board of Directors of Oncormed unanimously recommends that you vote FOR the Merger Proposal.

     Only holders of record of Oncormed Common Stock at the close of business on
            , 1998 are entitled to notice of, and will be entitled to vote at, the Oncormed Special Meeting or any adjournment or postponement thereof.

                                   By Order of the Board of Directors

                                   L. Robert Johnston, Jr.
                                   Senior Vice President,
                                   Chief Financial Officer and Corporate
                                   Secretary

Gaithersburg, Maryland
            , 1998

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JULY 29, 1998

GENE LOGIC INC.                                                   ONCORMED, INC.

                        PROSPECTUS/JOINT PROXY STATEMENT

     This Prospectus/Joint Proxy Statement is being furnished to the stockholders of Gene Logic Inc., a Delaware corporation ("Gene Logic"), in connection with the solicitation of proxies on behalf of the Gene Logic Board of Directors (the "Gene Logic Board") for use at the special meeting of the stockholders of Gene Logic (the "Gene Logic Special Meeting") to be held on
            , 1998 at 10:00 a.m. local time, at Gene Logic's principal executive offices located at 708 Quince Orchard Drive, Gaithersburg, Maryland, and at any adjournments or postponements thereof.

     This Prospectus/Joint Proxy Statement is also being furnished to the stockholders of Oncormed, Inc., a Delaware corporation ("Oncormed"), in connection with the solicitation of proxies on behalf of the Oncormed Board of Directors (the "Oncormed Board") for use at the special meeting of the stockholders of Oncormed (the "Oncormed Special Meeting") to be held on
            , 1998 at 10:00 a.m. local time, at Oncormed's principal executive offices located at 205 Perry Parkway, Gaithersburg, Maryland, and at any adjournments or postponements thereof.

     This Prospectus/Joint Proxy Statement also constitutes the Prospectus of Gene Logic for use in connection with the offer and issuance of shares of common stock of Gene Logic, $.01 par value per share (the "Gene Logic Common Stock"), to the Oncormed stockholders in connection with the merger (the "Merger") of Oncormed with and into Gene Logic Acquisition Corp., a newly formed Delaware corporation and wholly owned subsidiary of Gene Logic ("Merger Sub"), pursuant to that certain Agreement and Plan of Merger and Reorganization dated July 6, 1998 (the "Merger Agreement") by and among Gene Logic, Merger Sub and Oncormed. Pursuant to the Merger Agreement and upon the filing of a certificate of merger with the office of the Secretary of State of the State of Delaware (the "Effective Time"), Oncormed will cease to exist as a separate entity and Merger Sub will survive the Merger as a wholly owned subsidiary of Gene Logic. In the Merger, Gene Logic will issue an aggregate of 4,849,815 shares of Gene Logic Common Stock to the Oncormed stockholders (the "Total Merger Shares"); provided however, that in the event that the average closing price of Gene Logic's Common Stock as reported on the Nasdaq National Market System (the "Nasdaq NMS") for the fifteen trading days ending the second day prior to the Gene Logic Special Meeting (the "Closing Price") is more than $7.88 per share, then the Total Merger Shares shall be reduced to a number of shares of Gene Logic Common Stock equal to $38,204,420 divided by the Closing Price; provided, further that in the event the Closing Price of Gene Logic Common Stock is less than $6.34 per share, Oncormed may terminate the Merger Agreement in accordance with its terms. As a result of the Merger, each holder of shares of common stock of Oncormed, $.01 par value per share (the "Oncormed Common Stock"), outstanding immediately prior to the Effective Time will be entitled to receive in exchange for each share of Oncormed Common Stock that fraction of a share of Gene Logic Common Stock equal to the Exchange Ratio. The Exchange Ratio will be determined by dividing the Total Merger Shares by the number of shares of Oncormed Common Stock outstanding immediately prior to the Effective Time (including all shares of Oncormed Common Stock issuable upon conversion of all of the shares of Oncormed 6% Series A Convertible Preferred Stock, $.01 par value per share (the "Oncormed Preferred Stock"), outstanding immediately prior to the Effective Time). Cash will be paid
in lieu of issuing any fractional shares. At             , 1998, the closing
sales price of a share of Gene Logic Common Stock as reported on the Nasdaq NMS
was $          and the closing sales price of a share of Oncormed Common Stock
as reported on the American Stock Exchange ("AMEX") was $          .

     Neither the Gene Logic stockholders nor the Oncormed stockholders are entitled to appraisal rights under Delaware law as a result of the Merger. See "The Merger and Related Transactions -- Other Matters Related to the
Merger -- No Appraisal Rights."

     If the requisite approvals of the stockholders of each of Gene Logic and Oncormed of the proposal to (i) approve and adopt the Merger Agreement and (ii) approve the Merger (the "Merger Proposal") are received and all other conditions to the Merger are satisfied or waived, the Merger is expected to be consummated
on or after             , 1998.

     This Prospectus/Joint Proxy Statement also relates to the offer and resale by certain Oncormed stockholders (the "Selling Securityholders") of up to approximately 1,006,631 shares of Gene Logic Common Stock, including shares of Gene Logic Common Stock issuable upon the exercise of certain outstanding Oncormed warrants that are being assumed by Gene Logic in the Merger. See "Selling Securityholders."

     This Prospectus/Joint Proxy Statement and the accompanying forms of proxy are first being delivered to the stockholders of each of Gene Logic and Oncormed
on or about             , 1998.

     THE ABOVE MATTERS ARE DISCUSSED IN DETAIL IN THIS PROSPECTUS/JOINT PROXY STATEMENT. THE PROPOSED MERGER IS A COMPLEX TRANSACTION. THE STOCKHOLDERS OF EACH OF GENE LOGIC AND ONCORMED ARE STRONGLY URGED TO READ AND CONSIDER CAREFULLY THIS PROSPECTUS/JOINT PROXY STATEMENT IN ITS ENTIRETY, PARTICULARLY THE MATTERS REFERRED TO UNDER "RISK FACTORS" BEGINNING ON PAGE 16.

 THE SHARES OF GENE LOGIC COMMON STOCK TO BE ISSUED IN THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
  SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY
    STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/JOINT PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

    THE DATE OF THIS PROSPECTUS/JOINT PROXY STATEMENT IS             , 1998.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
AVAILABLE INFORMATION.......................................     1
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............     2
SUMMARY.....................................................     3
General.....................................................     3
The Parties.................................................     3
The Merger..................................................     4
Meetings of Stockholders....................................     6
Recommendations of the Boards of Directors..................     7
Opinion of ING Baring Furman Selz LLC.......................     7
Opinion of Hambrecht & Quist LLC............................     7
The Merger Agreement........................................     7
Related Agreements and Interests of Certain Persons In the
  Merger....................................................     9
Other Matters Related to the Merger.........................    10
MARKET PRICE DATA...........................................    12
SELECTED HISTORICAL FINANCIAL INFORMATION OF GENE LOGIC.....    14
SELECTED HISTORICAL FINANCIAL INFORMATION OF ONCORMED.......    15
RISK FACTORS................................................    16
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA.......    32
THE GENE LOGIC SPECIAL MEETING..............................    38
Date, Time and Place........................................    38
Record Date and Outstanding Shares..........................    38
Voting of Proxies...........................................    38
Revocability of Proxies.....................................    38
Vote Required...............................................    38
Quorum; Abstentions and Broker Non-Votes....................    38
Solicitation of Proxies and Expenses........................    39
Board Recommendation........................................    39
THE ONCORMED SPECIAL MEETING................................    40
Date, Time and Place........................................    40
Record Date and Outstanding Shares..........................    40
Voting of Proxies...........................................    40
Revocability of Proxies.....................................    40
Vote Required...............................................    40
Quorum; Abstentions and Broker Non-Votes....................    41
Solicitation of Proxies and Expenses........................    41
Board Recommendation........................................    41
THE MERGER AND RELATED TRANSACTIONS.........................    42
General.....................................................    42
Merger Consideration; Conversion of Shares..................    43
Background of the Merger....................................    45
Gene Logic's Reasons for the Merger.........................    49
Gene Logic Board Recommendation.............................    50
Opinion of ING Baring Furman Selz LLC.......................    50
Oncormed's Reasons for the Merger...........................    54
Oncormed Board Recommendation...............................    56
Opinion of Hambrecht & Quist LLC............................    56

                                                              PAGE
                                                              ----
The Merger Agreement........................................    61
Related Agreements and Interests of Certain Persons In the
  Merger....................................................    64
Other Matters Related to the Merger.........................    69
SELLING SECURITYHOLDERS.....................................    72
GENE LOGIC MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS.......................    75
Overview....................................................    75
Results of Operations.......................................    76
Liquidity and Capital Resources.............................    77
Year 2000 Compliance........................................    79
GENE LOGIC BUSINESS.........................................    80
Summary.....................................................    80
Industry Background.........................................    81
The Gene Logic Solution.....................................    84
Gene Logic's Strategy.......................................    84
Gene Logic's Accelerated Drug Discovery System..............    85
Gene Logic Alliances, Independent Programs and Products.....    88
Intellectual Property.......................................    93
Competition.................................................    95
Government Regulation.......................................    96
Employees...................................................    97
Facilities..................................................    97
Legal Proceedings...........................................    97
GENE LOGIC'S MANAGEMENT AND EXECUTIVE COMPENSATION..........    98
Directors and Executive Officers............................    98
Board Committees and Meetings...............................   100
Executive Compensation......................................   100
Compensation of Executive Officers..........................   101
Stock Option Grants and Exercises...........................   102
Employment Agreements.......................................   103
Certain Transactions........................................   104
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
  MANAGEMENT OF GENE LOGIC..................................   105
ONCORMED MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS.......................   107
Overview....................................................   107
Results of Operations.......................................   107
Liquidity and Capital Resources.............................   110
New Accounting Pronouncements...............................   113
ONCORMED BUSINESS...........................................   114
Overview....................................................   114
Gene Characterization.......................................   115
Gene Discovery..............................................   115
Molecular Profiling.........................................   115
Technology Platform.........................................   116
Collaborative Relationships.................................   118
Licensing Relationships.....................................   119

                                                              PAGE
                                                              ----
Human Resources.............................................   120
Oncormed Preferred Stock....................................   120
DESCRIPTION OF CAPITAL STOCK................................   121
Description of Gene Logic Capital Stock.....................   121
COMPARISON OF RIGHTS OF HOLDERS OF GENE LOGIC COMMON STOCK
  AND HOLDERS OF ONCORMED COMMON STOCK......................   122
EXPERTS.....................................................   124
LEGAL MATTERS...............................................   124
REPRESENTATIVES OF INDEPENDENT AUDITORS.....................   124
INDEX TO FINANCIAL STATEMENTS...............................   F-1
APPENDIX A -- AGREEMENT AND PLAN OF MERGER AND
  REORGANIZATION............................................   A-1
APPENDIX B -- OPINION OF HAMBRECHT & QUIST LLC..............   B-1
APPENDIX C -- OPINION OF ING BARING FURMAN SELZ LLC.........   C-1

     NO PERSON HAS BEEN AUTHORIZED BY GENE LOGIC, MERGER SUB OR ONCORMED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS/JOINT PROXY STATEMENT IN CONNECTION WITH THE OFFERING OF SECURITIES OR THE SOLICITATION OF PROXIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY GENE LOGIC, MERGER SUB OR ONCORMED. THIS PROSPECTUS/JOINT PROXY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.

     NEITHER THE DELIVERY OF THIS PROSPECTUS/JOINT PROXY STATEMENT NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY INFERENCE THAT THERE HAS NOT BEEN ANY CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF GENE LOGIC, MERGER SUB OR ONCORMED SINCE THE DATE HEREOF.

                             AVAILABLE INFORMATION

     Gene Logic and Oncormed are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by Gene Logic and Oncormed with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may also be obtained from the Commission at prescribed rates by writing to the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov. The Gene Logic Common Stock is listed on the Nasdaq NMS and reports and other information concerning Gene Logic may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. The Oncormed Common Stock is listed on the AMEX and reports and other information concerning Oncormed may be inspected at the offices of AMEX at 86 Trinity Place, New York, New York 10006-1872.

     Under the rules and regulations of the Commission, the solicitation of proxies from the stockholders of Oncormed to approve the Merger Proposal constitutes an offering of the Gene Logic Common Stock to be issued in connection with the Merger. Accordingly, Gene Logic has filed with the Commission a Registration Statement on Form S-4 (herein, together with all amendments and exhibits thereto, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to such offering. This Prospectus/Joint Proxy Statement constitutes the prospectus of Gene Logic that is filed as part of the Registration Statement. Certain portions of the Registration Statement have been omitted from this Prospectus/Joint Proxy Statement pursuant to the rules and regulations of the Commission. The Registration Statement and the exhibits thereto may be inspected, without charge, at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies may be obtained from the Commission at prescribed rates.

     Statements made in this Prospectus/Joint Proxy Statement concerning the contents of any contract or other document are not necessarily complete. With respect to each contract or other document filed as an exhibit to the Registration Statement or incorporated herein by reference, reference is hereby made to that exhibit for a more complete description of the matter involved, and each such statement is hereby qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     THIS PROSPECTUS/JOINT PROXY STATEMENT INCORPORATES BY REFERENCE CERTAIN DOCUMENTS OF ONCORMED THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS WILL BE PROVIDED WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A COPY OF THIS PROSPECTUS/JOINT PROXY STATEMENT IS DELIVERED, UPON WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY OR ALL DOCUMENTS INCORPORATED BY REFERENCE HEREIN (EXCLUDING EXHIBITS, UNLESS SUCH EXHIBITS ARE INCORPORATED BY REFERENCE HEREIN). REQUESTS SHOULD BE DIRECTED TO ONCORMED'S CORPORATE SECRETARY, 205 PERRY PARKWAY, GAITHERSBURG, MARYLAND 20877 (TELEPHONE NUMBER: (301) 208-1888). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS IN ADVANCE OF THE SPECIAL MEETINGS TO WHICH THIS PROSPECTUS/JOINT
PROXY STATEMENT RELATES, ANY SUCH REQUEST SHOULD BE MADE BY             , 1998.

     The following documents previously filed with the Commission by Oncormed (Commission File Number 001-13768) pursuant to the Exchange Act are incorporated by reference into this Prospectus/Joint Proxy Statement:

          1. Oncormed's Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

          2. Oncormed's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998;

          3. Oncormed's Amended Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997;

          4. Oncormed's Amended Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1997;

          5. Oncormed's Current Report on Form 8-K filed with the Commission on March 5, 1998;

          6. Oncormed's Current Report on Form 8-K filed with the Commission on July 7, 1998;

          7. Oncormed's Current Report on Form 8-K filed with the Commission on July 23, 1998; and

          8. Oncormed's Definitive Proxy Statement on Schedule 14A filed with the Commission on March 30, 1998.

     The information relating to Gene Logic and Oncormed contained in this Prospectus/Joint Proxy Statement does not purport to be comprehensive and should be read together with the information in the documents incorporated by reference.

     All information and documents contained or incorporated by reference herein concerning Gene Logic have been furnished by Gene Logic, and all information and documents contained or incorporated by reference herein concerning Oncormed have been furnished by Oncormed.

     This Prospectus/Joint Proxy Statement contains trademarks of Gene Logic and Oncormed as well as trademarks of other companies.

                                    SUMMARY

     The following is a summary of certain information contained elsewhere in this Prospectus/Joint Proxy Statement. The summary does not contain a complete description of the terms of the Merger, the Merger Agreement or the related agreements and transactions contemplated thereby and is qualified in its entirety by reference to the full text of this Prospectus/Joint Proxy Statement, including the Appendices hereto and the documents incorporated herein by reference. Stockholders of each of Gene Logic and Oncormed are urged to read carefully the entire Prospectus/Joint Proxy Statement, including the Appendices hereto and the documents incorporated herein by reference.

     This Prospectus/Joint Proxy Statement contains forward-looking statements that involve risks and uncertainties, including, among others, statements as to the benefits expected to be realized as a result of the Merger, future financial performance of the combined company (referring to Gene Logic and Merger Sub, assuming the merger of Oncormed with and into Merger Sub in the Merger), the analysis performed by the financial advisors to Gene Logic and Oncormed, the timing of availability of products under development, the ability to commercialize products developed under collaborations and alliances, the performance and utility of the combined company's products and services, and the adequacy of capital resources. The combined company's actual results may differ materially from those anticipated in these forward-looking statements as a result of risks and uncertainties, including those set forth in the section entitled "Risk Factors" and elsewhere in this Prospectus/Joint Proxy Statement. Stockholders of each of Gene Logic and Oncormed are urged to consider carefully the discussion of such risks and uncertainties in determining whether or not to vote for the Merger Proposal and are cautioned not to place undue reliance on the forward-looking statements contained in this Prospectus/Joint Proxy Statement, which speak only as of the date hereof. Neither Gene Logic nor Oncormed undertakes any obligations to release publicly any revisions to such forward-looking statements which may be made to reflect events or circumstances occurring after the date hereof. See "The Merger and Related
Transactions -- Gene Logic's Reasons for the Merger," "-- Gene Logic Board Recommendation," "-- Opinion of ING Baring Furman Selz LLC," "-- Oncormed's Reasons for the Merger," "-- Oncormed Board Recommendation," "-- Opinion of Hambrecht & Quist LLC," "Gene Logic Business" and "Oncormed Business."

GENERAL

     This Prospectus/Joint Proxy Statement is being provided to the stockholders of Gene Logic and Oncormed in connection with the proposed merger of Oncormed with and into Merger Sub, whereby Oncormed will cease to exist as a separate entity and Merger Sub will survive the Merger and remain as a wholly owned subsidiary of Gene Logic. The Merger will be effected pursuant to the Merger Agreement, a copy of which is attached hereto as Appendix A.

THE PARTIES

  Gene Logic

     Gene Logic was incorporated in Delaware in September 1994 and has devoted substantially all of its resources to the development of its genomics technologies, bioinformatics technologies and database products used to identify genes for the discovery and development of pharmaceutical and life science products. Unless otherwise indicated herein, "Gene Logic" refers to Gene Logic Inc. The principal executive offices of Gene Logic are located at 708 Quince Orchard Road, Gaithersburg, Maryland 20878, and its telephone number is (301) 987-1700.

  Merger Sub

     Merger Sub was incorporated in Delaware in July 1998 for the sole purpose of effecting the acquisition of Oncormed. It is a wholly owned subsidiary of Gene Logic and has no material assets or liabilities and has not engaged in any activities except in connection with the proposed acquisition of Oncormed. Unless otherwise indicated herein, "Merger Sub" refers to Gene Logic Acquisition Corp. The principal executive offices of

Merger Sub are located at 708 Quince Orchard Road, Gaithersburg, Maryland 20878, and its telephone number is (301) 987-1700.

  Oncormed

     Oncormed was incorporated in Delaware in July 1993. Oncormed is a genomics company that characterizes newly discovered genes to establish their medical relevance and provides molecular profiling of patients for pharmacogenomic and therapeutic purposes. Unless otherwise indicated herein, "Oncormed" refers to Oncormed, Inc. The principal executive offices of Oncormed are located at 205 Perry Parkway, Gaithersburg, Maryland 20877, and its telephone number is (301) 208-1888.

THE MERGER

  General

     In the Merger, Gene Logic will issue an aggregate of 4,849,815 shares of Gene Logic Common Stock to the Oncormed stockholders (the "Total Merger Shares"); provided, however, that in the event that the average closing price of Gene Logic's Common Stock as reported on the Nasdaq NMS for the fifteen trading days ending the second day prior to the Gene Logic Special Meeting (the "Closing Price") is more than $7.88 per share, then the Total Merger Shares shall be reduced to a number of shares of Gene Logic Common Stock equal to $38,204,420 divided by the Closing Price; provided, further, that in the event the Closing Price of Gene Logic Common Stock is less than $6.34 per share, Oncormed may terminate the Merger Agreement in accordance with its terms. As a result of the Merger, each share of Oncormed Common Stock outstanding immediately prior to the Effective Time will be converted into the right to receive in exchange therefor that fraction of a share of Gene Logic Common Stock equal to the Exchange Ratio. The Exchange Ratio will be determined by dividing the Total Merger Shares by the number of shares of Oncormed Common Stock outstanding immediately prior to the Effective Time (including all shares of Oncormed Common Stock issuable upon conversion of all of the shares of Oncormed Preferred Stock outstanding immediately prior to the Effective Time). Cash will be paid in lieu of issuing
any fractional shares. At             , 1998, the closing sales price of a share
of Gene Logic Common Stock as reported on the Nasdaq NMS was $          and the
closing sales price of a share of Oncormed Common Stock as reported on the AMEX
was $          .

     Immediately after the Effective Time, the former holders of Oncormed Common
Stock will hold in the aggregate approximately      % of the shares of Gene
Logic Common Stock to be outstanding immediately after the consummation of the
Merger (calculated on the basis of                shares of Gene Logic Common
Stock outstanding as of             , 1998 and assuming the issuance of an
aggregate of 4,849,815 shares of Gene Logic Common Stock to the Oncormed stockholders in the Merger).

  Oncormed Common Stock Outstanding Immediately Prior to the Effective Time

     As a result of the Merger, each share of Oncormed Common Stock outstanding immediately prior to the Effective Time will be converted into the right to receive in exchange therefor that fraction of a share of Gene Logic Common Stock equal to the Exchange Ratio. The Exchange Ratio will be determined by dividing the Total Merger Shares by the number of shares of Oncormed Common Stock outstanding immediately prior to the Effective Time (the "Outstanding Oncormed Common Stock"). See "-- General" for a discussion of those factors which may affect the number of Total Merger Shares to be issued in connection with the Merger.

     Solely for purposes of determining an Exchange Ratio for use throughout this Prospectus/Joint Proxy Statement, it is assumed that the Outstanding Oncormed Common Stock shall equal 10,438,781 shares of Oncormed Common Stock. There can be no assurance, however, as to the actual capitalization of Oncormed as of the Effective Time. See "The Merger and Related Transactions -- Merger Consideration; Conversion of Shares" and "-- Oncormed Common Stock Outstanding Immediately Prior to the Effective Time" for a discussion of the assumptions used in calculating the Outstanding Oncormed Common Stock and the factors that may cause the actual Outstanding Oncormed Common Stock to be greater or less than assumed herein.

     Assuming therefore, for purposes of this Prospectus/Joint Proxy Statement, that (i) the Total Merger Shares shall equal 4,849,815 shares of Gene Logic Common Stock, and (ii) the Outstanding Oncormed Common Stock shall equal 10,438,781 shares of Oncormed Common Stock, then the Exchange Ratio would equal
 .4646 (the "Assumed Exchange Ratio"). However, for the reasons set forth above and throughout this Prospectus/Joint Proxy Statement, there can be no assurance as to the actual capitalization of Gene Logic or Oncormed as of the Effective Time or of Gene Logic at any time following the Effective Time. Accordingly, at the Effective Time, the actual Exchange Ratio may be greater or less than the Assumed Exchange Ratio. There can be no assurance as to the actual capitalization of Gene Logic or Oncormed as of the Effective Time or of Gene Logic at any time following the Effective Time. See "-- Oncormed Common Stock Outstanding Immediately Prior to the Effective Time," "The Merger and Related Transactions -- Merger Consideration; Conversion of Shares -- Exchange Ratio," "-- Oncormed Common Stock Outstanding Immediately Prior to the Effective Time" and "-- Stock Ownership Following the Merger."

  Effect on Outstanding Warrants to Purchase Oncormed Common Stock and on an Outstanding Convertible Note Convertible into Oncormed Common Stock

     At the Effective Time, Gene Logic will assume outstanding warrants to purchase up to an aggregate of 1,088,896 shares of Oncormed Common Stock. Each such warrant will be deemed to constitute a warrant to acquire, on the same terms and conditions as were applicable to such warrant as of the Effective Time, that whole number of shares of Gene Logic Common Stock to which that holder of such warrant would have been entitled to receive pursuant to the Merger had such warrant been exercised in full prior to the Effective Time, at a price per share equal to the exercise price per share under such warrant divided by the Exchange Ratio. Following the Merger, an aggregate of approximately 505,898 shares of Gene Logic Common Stock will be issuable upon exercise of such warrants based on the Assumed Exchange Ratio. In addition, at the Effective Time, Gene Logic will assume an outstanding note payable by Oncormed in the principal amount of $715,751, which is convertible at the option of the holder into 35,787 shares of Oncormed Common Stock at a conversion price of $20 per share. Following the Merger, an aggregate of approximately 16,626 shares of Gene Logic Common Stock will be issuable upon conversion of such note at a conversion price of approximately $43 per share based on the Assumed Exchange Ratio. See "The Merger and Related Transactions -- Merger Consideration; Conversion of Shares -- Treatment of Oncormed Warrants" and "-- Treatment of Oncormed Convertible Note."

  Effect on Outstanding Options to Purchase Oncormed Common Stock

     Gene Logic will not assume any Oncormed stock options in connection with the Merger. All outstanding Oncormed stock options will, by their terms, accelerate and become fully vested immediately prior to the Effective Time as a result of the Merger. The holders of Oncormed stock options that choose not to exercise such options prior to the Effective Time will not be entitled to receive any shares of Gene Logic Common Stock in the Merger with respect to such options. At the Effective Time, all unexercised Oncormed stock options will terminate and cease to exist. See "The Merger and Related Transactions -- Merger Consideration; Conversion of Shares -- Treatment of Oncormed Stock Options."

  Other Effects of the Merger

     The Merger will be consummated promptly after approval of the Merger Proposal by the Gene Logic stockholders and the Oncormed stockholders and the satisfaction or waiver of the other conditions to consummation of the Merger. The Merger will become effective at the time of filing of a properly executed certificate of merger with the office of the Secretary of State of the State of Delaware. At the Effective Time, Oncormed will merge with and into Merger Sub, Oncormed will cease to exist as a separate entity and Merger Sub will survive the Merger as a wholly owned subsidiary of Gene Logic. The former stockholders of Oncormed will become stockholders of Gene Logic, and their rights will be governed by the Delaware General Corporation Law (the "DGCL"), Gene Logic's Amended and Restated Certificate of Incorporation (the "Gene Logic Certificate") and Gene Logic's By-laws (the "Gene Logic By-laws"). See "Comparison of Rights of Holders of Gene Logic Common Stock and Holders of Oncormed Common Stock."

     There will be no change in the current Board of Directors and executive officers of Gene Logic as a result of the Merger, except that Dr. Douglas Dolginow, currently the President and Chief Operating Officer of Oncormed, will become a Senior Vice President of Gene Logic. In addition, Dr. Timothy Triche, the current Chief Executive Officer and Chairman of the Board of Oncormed, will provide consulting services to Gene Logic. The Board of Directors and executive officers of Merger Sub (as the surviving corporation) prior to the Effective Time will continue to serve in the same positions with Merger Sub after the Effective Time. The directors of Merger Sub are Drs. Michael J. Brennan and Alan
G. Walton and the executive officers of Merger Sub are Dr. Michael J. Brennan, President and Chief Executive Officer and Mark D. Gessler, Chief Financial Officer and Secretary.

MEETINGS OF STOCKHOLDERS

  Date, Time and Place

     The Gene Logic Special Meeting will be held on             , 1998 at 10:00
a.m., local time, at Gene Logic's principal executive offices located at 708 Quince Orchard Road, Gaithersburg, Maryland 20878.

     The Oncormed Special Meeting will be held on             , 1998 at 10:00
a.m., local time, at Oncormed's principal executive offices located at 205 Perry Parkway, Gaithersburg, Maryland 20877.

  Purpose of the Meetings

     At the Gene Logic Special Meeting and at the Oncormed Special Meeting, the respective stockholders of Gene Logic and Oncormed will be asked to vote upon and approve the Merger Proposal.

     THE GENE LOGIC BOARD HAS APPROVED THE MERGER PROPOSAL AND UNANIMOUSLY RECOMMENDS THAT THE GENE LOGIC STOCKHOLDERS VOTE FOR THE MERGER PROPOSAL. SEE "THE MERGER AND RELATED TRANSACTIONS -- GENE LOGIC BOARD RECOMMENDATION" AND "-- GENE LOGIC'S REASONS FOR THE MERGER."

     THE ONCORMED BOARD HAS UNANIMOUSLY APPROVED THE MERGER PROPOSAL AND RECOMMENDS THAT THE ONCORMED STOCKHOLDERS VOTE FOR THE MERGER PROPOSAL. SEE "THE MERGER AND RELATED TRANSACTIONS -- ONCORMED BOARD RECOMMENDATION" AND
"-- ONCORMED'S REASONS FOR THE MERGER."

  Record Date; Shares Entitled to Vote

     Gene Logic.  Only holders of record of Gene Logic Common Stock at the close
of business on             , 1998 (the "Record Date") are entitled to notice of
and to vote at the Gene Logic Special Meeting. At the close of business on the
Record Date, there were outstanding and entitled to vote                shares
of Gene Logic Common Stock, each of which will be entitled to one vote on each matter to be acted upon at the Gene Logic Special Meeting.

     Oncormed. Only holders of record of Oncormed Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Oncormed Special Meeting. At the close of business on the Record Date, there
were outstanding and entitled to vote                shares of Oncormed Common
Stock, each of which will be entitled to one vote on each matter to be acted upon at the Oncormed Special Meeting.

  Votes Required

     Gene Logic. Approval of the Merger Proposal will require the affirmative vote of the holders of a majority of the shares of Gene Logic Common Stock outstanding on the Record Date and entitled to vote on the Merger Proposal. On
the Record Date, there were                shares of Gene Logic Common Stock
outstanding. As a group, all directors and executive officers and their
respective affiliates beneficially owned                shares, or approximately
     % of the Gene Logic Common Stock outstanding, as of the Record Date.

     Oncormed. Approval of the Merger Proposal will require the affirmative vote of the holders of a majority of the shares of Oncormed Common Stock outstanding on the Record Date and entitled to vote on the Merger Proposal. On
the Record Date, there were                shares of Oncormed Common Stock and
               shares of Oncormed Preferred Stock outstanding. All of the directors and executive officers and certain holders of Oncormed Common Stock (including certain holders of Oncormed Preferred Stock who converted all or a portion of their shares of Oncormed Preferred Stock into Oncormed Common Stock on or prior to the Record Date) (the "Voting Agreement Stockholders"), who
together hold approximately [               ]% of the Oncormed Common Stock
outstanding on the Record Date have entered into voting agreements with Gene Logic (the "Voting Agreements") pursuant to which such persons have agreed to vote, and have granted irrevocable proxies to Gene Logic to vote, all of the shares of Oncormed Common Stock (including the Oncormed Common Stock issued on or prior to the Record Date upon conversion of the Oncormed Preferred Stock) over which such persons have voting power or control as of the Record Date in favor of the Merger Proposal.

RECOMMENDATIONS OF THE BOARDS OF DIRECTORS

     Gene Logic's Board of Directors. The Gene Logic Board has approved the Merger Proposal and has determined that the Merger is in the best interests of Gene Logic and its stockholders. The Gene Logic Board has unanimously recommended approval of the Merger Proposal by the stockholders of Gene Logic. The primary factors considered and relied upon by the Gene Logic Board in reaching its recommendation are described below under "The Merger and Related Transactions -- Gene Logic's Reasons for the Merger."

     Oncormed's Board of Directors. The Oncormed Board has unanimously approved the Merger Proposal and has determined that the Merger is in the best interests of Oncormed and its stockholders. The Oncormed Board has unanimously recommended approval of the Merger Proposal by the stockholders of Oncormed. The primary factors considered and relied upon by the Oncormed Board in reaching its recommendation are described below under "The Merger and Related
Transactions -- Oncormed's Reasons for the Merger."

OPINION OF ING BARING FURMAN SELZ LLC

     On July 2, 1998 ING Baring Furman Selz ("ING Baring Furman Selz"), Gene Logic's financial advisor, delivered to the Gene Logic Board an oral presentation, followed with a written opinion dated July 6, 1998, to the effect that, as of such date, and based upon procedures and subject to the assumptions and limitations set forth therein, the consideration to be paid by Gene Logic to the Oncormed stockholders pursuant to the Merger is fair from a financial point of view to Gene Logic and its stockholders. The full text of the opinion of ING Baring Furman Selz, is attached as Appendix C to this Prospectus/Joint Proxy Statement. GENE LOGIC STOCKHOLDERS ARE URGED TO READ THE OPINION IN ITS ENTIRETY PRIOR TO VOTING ON THE MERGER PROPOSAL. See "The Merger and Related
Transactions -- Opinion of ING Baring Furman Selz LLC."

OPINION OF HAMBRECHT & QUIST LLC

     Hambrecht & Quist LLC ("Hambrecht & Quist"), Oncormed's financial advisor, has delivered to Oncormed its written opinion dated July 2, 1998, to the effect that, as of July 2, 1998, the consideration to be received by the holders of Oncormed Common Stock in the Merger is fair to such holders from a financial point of view. The full text of the opinion of Hambrecht & Quist, which sets forth the assumptions made, matters considered and scope and limitation of the review of Hambrecht & Quist in reaching its opinion, is attached as Appendix B to this Prospectus/Joint Proxy Statement. ONCORMED STOCKHOLDERS ARE URGED TO READ THE OPINION IN ITS ENTIRETY PRIOR TO VOTING ON THE MERGER PROPOSAL. See "The Merger and Related Transactions -- Opinion of Hambrecht & Quist LLC."

THE MERGER AGREEMENT

     Representations and Covenants. Under the Merger Agreement, Gene Logic, Merger Sub and Oncormed have each made a number of representations regarding the organization and capital structures of their respective companies, their operations, financial condition and other matters, including their authority to enter into the Merger Agreement and to consummate the Merger. In addition, each of Gene Logic, Merger Sub and Oncormed have agreed that until the consummation of the Merger or the termination of the Merger Agreement, they will not take certain actions relating to the operations of their respective businesses without the others' consents and will use reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other transactions contemplated by the Merger Agreement. See "The Merger and Related Transactions -- The Merger Agreement -- Representations" and "-- Covenants."

     Pursuant to the Merger Agreement, Gene Logic has agreed to fulfill all obligations of Oncormed under all indemnification agreements between Oncormed and its directors and executive officers existing as of the date of the Merger Agreement. Gene Logic has further agreed to maintain, for a period of six years after the Effective Time, exculpation and indemnification provisions under the surviving corporation's certificate of incorporation and by-laws that are at least as favorable as those contained in Oncormed's Amended and Restated Certificate of Incorporation (the "Oncormed Certificate") and Oncormed's By-laws (the "Oncormed By-laws"), each in effect as of the date of the Merger Agreement and, subject to certain limitations, directors' and officers' liability insurance for the benefit of the current directors and officers of Oncormed comparable in coverage to that maintained by Oncormed as of the date of the Merger Agreement. See "The Merger and Related Transactions -- The Merger Agreement -- Covenants."

     No Solicitation. Pursuant to the Merger Agreement, Oncormed has agreed that, prior to the consummation of the Merger, it will not (i) solicit, initiate or encourage the making, submission or announcement of any alternate acquisition proposal; (ii) furnish any information regarding Oncormed to any person or entity in connection with or in response to any alternate acquisition proposal;
(iii) engage in discussions or negotiations with any person or entity with respect to any alternate acquisition proposal; (iv) approve, endorse or recommend any alternate acquisition proposal; or (v) enter into any letter of intent or similar document or contract contemplating or otherwise relating to any alternate acquisition proposal, subject in each case to the good faith exercise by the Oncormed Board of its fiduciary obligations. An alternate acquisition proposal includes any offer, proposal or inquiry (other than by Gene Logic) contemplating or otherwise relating to with respect to Oncormed (a) any merger, consolidation, share exchange, business combination, issuance or acquisition of securities, tender offer or other similar transaction, or (b) any sale, lease, exchange, transfer or license of more than 50% of Oncormed's assets (an "Acquisition Transaction"). See "The Merger and Related Transactions -- The Merger Agreement -- No Solicitation."

     Conditions to the Merger. Consummation of the Merger is subject to the satisfaction or waiver of a number of conditions, including among others, (i) approval of the Merger Proposal by the stockholders of Gene Logic and the stockholders of Oncormed; (ii) subject to certain materiality thresholds, the accuracy of the representations and warranties of the parties contained in the Merger Agreement; (iii) the performance by the parties in all material respects of their respective covenants; (iv) the effectiveness of, and the absence of any stop orders with respect to, the Registration Statement; (v) subject to certain limitations, the absence of any material adverse change in the business, capitalization, operations or financial condition of the parties; (vi) the absence of any governmental proceeding related to the Merger; and (vii) the receipt by each party from their respective counsel of legal opinions to the effect that the Merger will be treated for federal income tax purposes as a tax free reorganization. Oncormed's obligations to consummate the Merger is further conditioned on the Closing Price of Gene Logic's Common Stock being more than $6.34 per share. See "The Merger and Related Transactions -- The Merger Agreement -- Conditions to the Merger."

     Termination or Amendment. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after the approval by the stockholders of Gene Logic or Oncormed, under certain limited circumstances as described in the section entitled "The Merger and Related Transactions -- The Merger Agreement -- Termination and Amendment." Under certain circumstances set forth in the Merger Agreement, if the Merger Agreement is terminated, Oncormed may be required to pay to Gene Logic a termination fee of $1,000,000 in cash.

     The Merger Agreement may be amended by Gene Logic and Oncormed before or after approval of Oncormed's stockholders, except that after such approval, no amendment may be made except as permitted by applicable law.

RELATED AGREEMENTS AND INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In connection with the Merger, Gene Logic, Oncormed and certain officers, directors, stockholders and employees of Oncormed have entered into related agreements (the "Related Agreements") as described below:

     Credit Facility. In connection with the Merger, Gene Logic and Oncormed have entered into a loan agreement (the "Loan Agreement") whereby Gene Logic has agreed to make available to Oncormed through February 28, 1999 a credit facility of up to $2,000,000 (the "Loan") to be used by Oncormed for working capital purposes. Interest on all amounts outstanding under the Loan shall accrue daily at the per annum rate that Citibank N.A. has announced as its prime lending rate. Advances under the Loan shall not exceed $500,000 per month. All outstanding principal and accrued interest on the Loan is due and payable upon the earliest to occur of (i) March 31, 1999; (ii) in the event the Merger is not consummated, that date upon which Oncormed secures alternate financing of at least $2,000,000 on terms satisfactory to Oncormed in its sole discretion; or
(iii) the date on which Oncormed sells or otherwise disposes of all or substantially all of the assets or business of Oncormed, or any liquidation, merger or other business combination of Oncormed (other than the Merger). If any of the Merger Agreement, the Loan Agreement or the non-exclusive license agreement between Gene Logic and Oncormed entered into in accordance with the Merger and the Loan (the "License Agreement") is terminated, Gene Logic will not be obligated to make any further advances to Oncormed under the Loan. All amounts outstanding under the Loan are secured by certain of Oncormed's tissue biorepository assets. See "The Merger and Related Transactions -- Related Agreements and Interests of Certain Persons in the Merger -- Credit Facility."

     Non-Exclusive License Agreement. In connection with the Merger and the Loan, Oncormed and Gene Logic have entered into the License Agreement whereby Oncormed has granted to Gene Logic non-exclusive access until March 31, 1999 to Oncormed's tissue biorepositories for the purpose of selecting tissue samples for further analysis. All amounts payable by Gene Logic for selection of tissue samples may be offset against any amounts owed by Oncormed to Gene Logic under the Loan. See "The Merger and Related Transactions -- Related Agreements and Interests of Certain Persons in the Merger -- Non-Exclusive License Agreement."

     Voting Agreements. As discussed above and in connection with the execution of the Merger Agreement, the Voting Agreement Stockholders have entered into the Voting Agreements pursuant to which such persons have agreed to vote, and have granted irrevocable proxies to Gene Logic to vote, all of the shares of Oncormed Common Stock (including the Oncormed Common Stock issued on or prior to the Record Date upon conversion of shares of Oncormed Preferred Stock) over which such stockholders have voting power or control as of the Record Date in favor of the Merger Proposal. See also "The Merger and Related Transactions -- Related Agreements and Interests of Certain Persons in the Merger -- Voting Agreements."

     Employment, Consulting and Separation Agreements. Effective upon the consummation of the Merger, Dr. Douglas Dolginow, the current President and Chief Operating Officer of Oncormed, will become a Senior Vice President of Gene Logic. In addition, Dr. Timothy Triche, the current Chief Executive Officer and Chairman of the Board of Oncormed, will provide consulting services to Gene Logic. Pursuant to a separation agreement between Oncormed and Mr. L. Robert Johnston, Jr., the current Senior Vice President and Chief Financial Officer of Oncormed, Mr. Johnston will receive severance payments following his termination in the form of the continuation of his salary for six months. In addition, Oncormed will fulfill severance obligations provided to approximately ten additional employees, including Dr. Leslie M. Alexandre, the current Vice President, Corporate Affairs and Marketing of Oncormed, pursuant to existing employment agreements. Dr. Alexandre is entitled to severance payments in the form of the continuation of her current salary and benefits for a period of one year. See "The Merger and Related Transactions -- Related Agreements and Interests of Certain Persons in the Merger -- Employment, Consulting and Separation Agreements."

     Lock-Up Agreements. All of the directors and certain executive officers of Oncormed have entered into lock-up agreements whereby such persons have agreed that for a period of 90 days following the Effective Time, they will not, except under limited circumstances, sell or transfer any of the shares of Gene Logic Common Stock to be issued to such persons in the Merger. In addition, Oncor, Inc., a Maryland corporation and a stockholder of Oncormed ("Oncor"), has entered into a lock-up agreement with Gene Logic whereby Oncor has agreed that for a period of 60 days following the Effective Time, it will not sell or transfer any of the shares of Gene Logic Common Stock to be issued to Oncor in the Merger, subject to certain limited exceptions. During the 30-day period thereafter and during each three-month period following the end of such 30-day period, Oncor may sell or transfer only the number of shares of Gene Logic Common Stock issued to Oncor in the Merger that Oncor would otherwise be able to sell or transfer in accordance with the resale restrictions of Rule 145 pursuant to this Prospectus/Joint Proxy Statement. See "-- Registration Rights," "The Merger and Related Transactions -- Related Agreements and Interests of Certain Persons in the Merger -- Lock-Up Agreements," "-- Registration Rights" and "Selling Securityholders."

     Affiliate Agreements. Each of the directors and executive officers of Oncormed and certain stockholders who may be deemed affiliates of Oncormed have entered into agreements restricting sales, dispositions or other transactions reducing their risk of investment in respect of the shares of Gene Logic Common Stock to be received by them in the Merger to help ensure compliance with the requirements of applicable federal securities laws. See "The Merger and Related Transactions -- Related Agreements and Interests of Certain Persons in the Merger -- Affiliate Agreements."

     Registration Rights. Although the shares of Gene Logic Common Stock to be issued to the Oncormed stockholders in the Merger will have been registered under the Securities Act, any stockholder of Oncormed receiving Gene Logic Common Stock in the Merger who is an affiliate (as used under Rule 145 of the Securities Act) of Oncormed at the time of the Oncormed Special Meeting will be subject to the resale restrictions of Rule 145. Gene Logic has agreed to register, and has registered, for resale pursuant to this Prospectus/Joint Proxy Statement all shares of Gene Logic Common Stock to be received by Oncor in the Merger. Such registration for resale will permit Oncor to sell its shares of Gene Logic Common Stock received in the Merger under an agreed upon schedule without the restrictions on resale otherwise imposed by Rule 145. To facilitate such scheduled resales, Oncor has entered into a lock-up agreement whereby Oncor has agreed that for a period of 60 days following the Effective Time, it will not sell or transfer any of the shares of Gene Logic Common Stock to be issued to Oncor in the Merger, subject to certain limited exceptions. During the 30-day period thereafter and during each three-month period following the end of such 30-day period, Oncor may sell or transfer only the number of shares of the Gene Logic Common Stock issued to Oncor in the Merger that Oncor would otherwise be able to sell or transfer in accordance with the resale restrictions of Rule 145 pursuant to this Prospectus/Joint Proxy Statement. In addition, the holders of Oncormed Preferred Stock received warrants to purchase Oncormed Common Stock in connection with their investment, which warrants will be assumed by Gene Logic in connection with the Merger. This Prospectus/Joint Proxy Statement registers for resale the shares of Gene Logic Common Stock issuable upon exercise of such warrants. See "The Merger and Related Transactions -- Related Agreements and Interests of Certain Persons in the Merger -- Lock-Up Agreements,"
"-- Registration Rights" and "Selling Securityholders."

OTHER MATTERS RELATED TO THE MERGER

     Certain Federal Income Tax Consequences. It is the opinion, based on certain assumptions and certifications, of Cooley Godward LLP ("Cooley Godward"), counsel to Gene Logic, and of Brobeck, Phleger & Harrison LLP ("Brobeck"), counsel to Oncormed, that the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), so that no gain or loss will be recognized by Gene Logic stockholders or by the Oncormed stockholders on the exchange of Oncormed Common Stock for Gene Logic Common Stock, except by the Oncormed stockholders to the extent that Oncormed stockholders receive cash in lieu of fractional shares. The Merger Agreement does not require the parties to obtain a ruling from the Internal Revenue Service (the "IRS") as to the tax consequences of the Merger. As a condition to Oncormed's and Gene Logic's obligations to consummate the Merger, Oncormed and Gene Logic are to receive opinions at the Effective Time from their respective legal counsel that, based on certain assumptions and certifications, the Merger will be treated as a "reorganization" for federal income tax purposes. ONCORMED STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES. See "The Merger and Related Transactions -- Other Matters Related to the Merger -- Certain Federal Income Tax Consequences."

     Accounting Treatment. For financial reporting purposes, the Merger is intended to be accounted for as a "purchase" in accordance with generally accepted accounting principles. See "The Merger and Related
Transactions -- Other Matters Related to the Merger -- Accounting Treatment."

     No Appraisal Rights. Under the DGCL, neither Gene Logic's nor Oncormed's stockholders are entitled to appraisal rights in connection with the Merger. See "The Merger and Related Transactions -- Other Matters Related to the
Merger -- No Appraisal Rights."

     Regulatory Matters. No state or federal regulatory requirements must be complied with nor are state or federal regulatory approvals required in connection with the Merger, other than the filing of this Prospectus/ Joint Proxy Statement with the Commission and obtaining the approval of the Merger Proposal by the stockholders of each of Gene Logic and Oncormed. See "The Merger and Related Transactions -- Other Matters Related to the Merger -- Regulatory Matters."

     Merger Expenses and Fees and Other Costs. Pursuant to the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that Gene Logic and Oncormed shall share equally all fees and expenses, other than attorneys' and accountants' fees, incurred in connection with the printing and filing of this Prospectus/Joint Proxy Statement and the Registration Statement of which this Prospectus/Joint Proxy Statement is a part and any amendments or supplements thereto with the Commission. If the Merger Agreement is terminated under certain circumstances, Oncormed will be required to pay to Gene Logic a nonrefundable fee, in cash, of $1,000,000. See "The Merger and Related Transactions -- The Merger Agreement -- Termination and Amendment."

     Gene Logic and Oncormed estimate that they will incur direct transaction costs of approximately $2.0 million associated with the Merger. Direct transaction costs incurred by Gene Logic will be added to the purchase price of Oncormed. Direct transaction costs incurred by Oncormed will be expensed as incurred. In addition, Gene Logic anticipates incurring additional charges upon consummation of the Merger of approximately $35.2 million relating to the write-off of acquired in-process research and development. Gene Logic also anticipates that it will incur other costs associated with integrating the two companies which will be expensed as incurred. Gene Logic also anticipates that certain charges will be recorded as a restructuring liability and will be included in the purchase price allocation. See "Unaudited Pro Forma Combined Condensed Financial Data." and "The Merger and Related Transactions -- Other Matters Related to the Merger -- Merger Expenses and Fees and Other Costs."

     Surrender of Certificates. As soon as practicable after the Effective Time, Gene Logic, acting through its exchange agent, will mail a letter of transmittal with instructions to all holders of record of Oncormed Common Stock (including shares of Oncormed Preferred Stock which were automatically converted into Oncormed Common Stock immediately prior to the Effective Time) as of the Effective Time for use in surrendering their stock certificates in exchange for certificates representing Gene Logic Common Stock and a cash payment in lieu of fractional shares. CERTIFICATES REPRESENTING SHARES OF ONCORMED COMMON STOCK SHOULD NOT BE SURRENDERED UNTIL THE LETTER OF TRANSMITTAL IS RECEIVED. See "The Merger and Related Transactions -- Other Matters Related to the
Merger -- Surrender of Certificates."

                               MARKET PRICE DATA

     Since November 21, 1997, the Gene Logic Common Stock has been listed and traded on the Nasdaq NMS under the symbol "GLGC." The table below sets forth, for the quarters indicated, the reported high and low sale prices of Gene Logic Common Stock as reported on the Nasdaq NMS since November 21, 1997. Since May 15, 1995, the Oncormed Common Stock has been listed for trading on the AMEX under the symbol "ONM." From September 28, 1994 until May 15, 1995, the Oncormed Common Stock was traded on the Nasdaq SmallCap Market under the symbol "ONCM." The table below sets forth, for the quarters indicated, the reported high and low sale prices of Oncormed Common Stock as reported on the AMEX and on the Nasdaq SmallCap Market.

                                                              GENE LOGIC      ONCORMED
                                                                COMMON         COMMON
                                                                 STOCK          STOCK
                                                              -----------    -----------
                                                              HIGH    LOW    HIGH    LOW
                                                              ----    ---    ----    ---
Quarterly Period
Fiscal year ended December 31, 1996:
First Quarter...............................................  $--     $--     $9 1/8 $6 1/8
Second Quarter..............................................   --     --       8 1/2  5 7/8
Third Quarter...............................................   --     --       7      2 3/4
Fourth Quarter..............................................   --     --       5      3 1/4
Fiscal year ended December 31, 1997:
First Quarter...............................................   --     --       7 15/16  4
Second Quarter..............................................   --     --       6 1/16  3 1/2
Third Quarter...............................................   --     --       8 1/8  4 7/8
Fourth Quarter..............................................    9      7       8      5 7/16
Fiscal year ending December 31, 1998:
First Quarter...............................................    9 1/4  7 5/8   7 1/2  4 3/4
Second Quarter..............................................    9 5/8  5 7/8   5 3/8  2 7/16
Third Quarter (through July 6, 1998)........................   10 5/8  7 3/4   3 3/4  2 7/8

     As of the Record Date, there were approximately                holders of
record of Gene Logic Common Stock and approximately                holders of
record of Oncormed Common Stock. Neither Gene Logic nor Oncormed has ever paid cash dividends on their respective capital stock. The policies of Gene Logic and Oncormed are to retain earnings for use in their respective businesses.

     On July 6, 1998, the last full trading day prior to the execution and delivery of the Merger Agreement and the public announcement thereof, the reported sales prices of Gene Logic Common Stock and Oncormed Common Stock were
$8 3/16 and $3 5/16, respectively. On             , 1998, the most recent
practicable trading day prior to the printing of this Prospectus/Joint Proxy Statement, the last reported sales prices of Gene Logic Common Stock and
Oncormed Common Stock were $          and $          , respectively. Based on
the Assumed Exchange Ratio of approximately .4646 shares of Gene Logic Common Stock to be issued in exchange for each share of Outstanding Oncormed Common Stock in the Merger, the pro forma equivalent market value of Oncormed Common
Stock on             , 1998 was $     per share. See "The Merger and Related
Transactions -- Merger Consideration; Conversion of Shares -- Exchange Ratio," "-- Oncormed Common Stock Outstanding Immediately Prior to the Effective Time" and "-- Stock Ownership Following the Merger" for a discussion of the assumptions relating to the Exchange Ratio, the Outstanding Oncormed Common Stock and the Assumed Exchange Ratio.

     The market value of the Gene Logic Common Stock and the Oncormed Common Stock at the Effective Time may vary significantly from the price as of the date of the execution of the Merger Agreement, the date hereof, or the date on which the stockholders of each of Gene Logic and Oncormed vote on the Merger due to, among other factors, market perception of the benefits expected to be achieved by the Merger, changes in the business operations or prospects of Gene Logic or Oncormed, market assessments of the likelihood that the

Merger will be consummated and the timing thereof, and general market and economic conditions. Because changes in the market value of Gene Logic Common Stock or Oncormed Common Stock will generally not affect the Exchange Ratio, the market value of the Gene Logic Common Stock issued in the Merger, and the value of the Oncormed Common Stock surrendered in the Merger, may be higher or lower than the value of such shares at the time the Merger was negotiated or approved by the stockholders of each of Gene Logic and Oncormed.

     STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR GENE LOGIC COMMON STOCK AND ONCORMED COMMON STOCK. NO ASSURANCE CAN BE GIVEN AS TO THE FUTURE PRICES OR MARKET FOR GENE LOGIC COMMON STOCK.

            SELECTED HISTORICAL FINANCIAL INFORMATION OF GENE LOGIC

     The selected financial data set forth below with respect to Gene Logic's statements of operations for the years ended December 31, 1997, 1996 and 1995 and with respect to the balance sheets at December 31, 1997 and 1996 have been derived from audited financial statements of Gene Logic included elsewhere in this Prospectus/Joint Proxy Statement. The statement of operations data for the period from September 22, 1994 (inception) through December 31, 1994 and the balance sheet data at December 31, 1995 are derived from the audited financial statements of Gene Logic which are not included in this Prospectus/Joint Proxy Statement, but which are on file with the Commission. The balance sheet data at December 31, 1994 are derived from the internal financial records of Gene Logic. The statement of operations data for the three months ended March 31, 1998 and 1997 and the balance sheet data at March 31, 1998 are derived from unaudited financial statements included elsewhere in this Prospectus/Joint Proxy Statement. The unaudited financial statements include all adjustments (consisting of normal recurring adjustments) that Gene Logic considers necessary for a fair presentation. Operating results for the three months ended March 31, 1998 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1998. The following selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, the financial statements and notes thereto included elsewhere in this Prospectus/Joint Proxy Statement or on file with the Commission.

                                             PERIOD FROM                                      THREE MONTHS
                                         SEPTEMBER 22, 1994     YEARS ENDED DECEMBER 31,     ENDED MARCH 31,
                                         (INCEPTION) THROUGH   --------------------------   -----------------
                                          DECEMBER 31, 1994     1995     1996      1997      1997      1998
                                         -------------------   ------   -------   -------   -------   -------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)  (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues...............................         $ --           $   --   $    --   $ 2,047   $    --   $ 2,196
Operating expenses:
  Research and development.............           44              486     1,741     6,061       915     3,237
  General and administrative...........           46              258     1,345     3,826       476     1,596
                                                ----           ------   -------   -------   -------   -------
Total operating expenses...............           90              744     3,086     9,887     1,391     4,833
Interest income, net...................           --               --       221       745        61       607
Other expense..........................           --               --        --        --        --       (81)
Income tax expense.....................           --               --        --       100        --        --
                                                ----           ------   -------   -------   -------   -------
Net loss...............................         $(90)          $ (744)  $(2,865)  $(7,195)  $(1,330)  $(2,111)
Basic and diluted net loss per
  common share.........................                        $(3.48)  $ (5.87)  $ (3.97)  $ (2.38)  $ (0.15)
                                                               ======   =======   =======   =======   =======
Shares used in computing basic and
  diluted net loss per common share....                           214       572     2,138       638    13,900
                                                               ======   =======   =======   =======   =======
Pro forma net loss per common share....                                 $ (0.72)  $ (0.90)  $ (0.24)  $ (0.15)
                                                                        =======   =======   =======   =======
Shares used in computing pro forma net
  loss per common share................                                   3,987     8,004     5,474    13,900
                                                                        =======   =======   =======   =======

                                                                   DECEMBER 31,
                                                         --------------------------------    MARCH 31,
                                                         1994    1995     1996     1997        1998
                                                         ----   ------   ------   -------   -----------
                                                                         (IN THOUSANDS)     (UNAUDITED)
BALANCE SHEET DATA:
Cash and marketable securities.........................  $298   $  348   $5,671   $46,621     $41,817
Working capital........................................   311      246    4,581    42,455      37,234
Total assets...........................................   311      424    7,819    53,972      52,302
Total long-term debt and capital lease obligation......    --       --      446     1,551       1,418
Total mandatorily redeemable convertible preferred
  stock................................................   400    1,153   10,471        --          --
Total stockholders' equity.............................   (89)    (833)  (4,187)   46,067      44,387

             SELECTED HISTORICAL FINANCIAL INFORMATION OF ONCORMED

     The selected financial data set forth below with respect to Oncormed's statements of operations for the years ended December 31, 1997, 1996 and 1995 and with respect to the balance sheets as of December 31, 1997 and 1996 have been derived from audited financial statements of Oncormed included elsewhere in this Prospectus/Joint Proxy Statement. The statement of operations data for the year ended December 31, 1994 and for the period from July 12, 1993 (inception) through December 31, 1993 and the balance sheet data as of December 31, 1995, 1994 and 1993 are derived from the audited financial statements of Oncormed which are not included in this Prospectus/Joint Proxy Statement, but which are on file with the Commission. The statement of operations data for the three months ended March 31, 1998 and 1997 and the balance sheet data as of March 31, 1998 are derived from unaudited financial statements included elsewhere in this Prospectus/Joint Proxy Statement. The unaudited financial statements include all adjustments (consisting of normal recurring adjustments) that Oncormed considers necessary for a fair presentation. The results of operations for the three months ended March 31, 1998 are not necessarily indicative of results for any future period or the full year. The following selected financial data of Oncormed should be read in conjunction with, and are qualified in their entirety by reference to, the financial statements and notes thereto included elsewhere in this Prospectus/Joint Proxy Statement or on file with the Commission.

                                     FROM
                                   INCEPTION
                                   (JULY 12,
                                     1993)                                              THREE MONTHS ENDED
                                    THROUGH           YEARS ENDED DECEMBER 31,               MARCH 31,
                                   DECEMBER    --------------------------------------   -------------------
                                   31, 1993     1994      1995      1996       1997       1997       1998
                                   ---------   -------   -------   -------   --------   --------   --------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)   (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues.........................   $   --     $    34   $   311   $   627   $    960   $   115    $   264
Operating expenses:
  Cost of sales -- direct........       --          11       168       283        474        54        197
  Laboratory operations..........      217       1,126     2,259     2,760      3,426       707        807
  Selling, general and
     administrative..............      349       2,471     4,119     4,791      5,780     1,325      1,986
  Research and development.......      274         524       452       709        773       225        173
  Acquired in-process research
     and development projects....       --          --        --        --      1,481     1,481         --
                                    ------     -------   -------   -------   --------   -------    -------
Total operating expense..........      840       4,132     6,998     8,543     11,934     3,792      3,163
Interest income, net.............        2         117       176       460        228        80          7
                                    ------     -------   -------   -------   --------   -------    -------
Net loss.........................   $ (838)    $(3,981)  $(6,511)  $(7,456)  $(10,746)  $(3,597)   $(2,892)
                                    ======     =======   =======   =======   ========   =======    =======
Basic and diluted net loss per
  common share...................   $(0.20)    $ (0.90)  $ (1.32)  $ (1.10)  $  (1.39)  $ (0.49)   $ (0.40)
                                    ======     =======   =======   =======   ========   =======    =======
Shares used in computing basic
  and diluted net loss per common
  share..........................    4,255       4,405     4,948     6,805      7,709     7,321      7,882
                                    ======     =======   =======   =======   ========   =======    =======

                                                         DECEMBER 31,
                                        ----------------------------------------------    AS OF MARCH 31,
                                         1993      1994      1995      1996      1997          1998
                                        ------    ------    ------    ------    ------    ---------------
                                                             (IN THOUSANDS)                 (UNAUDITED)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term
  investments.........................  $3,849    $7,262    $  719    $7,499    $1,479        $3,167
Total assets..........................   4,046     8,372     2,452     9,114     3,177         4,486
Total debt............................     664       716       716       716       716           716
Total stockholders' equity............   3,332     6,840       394     6,950       677           648

                                  RISK FACTORS

     This Prospectus/Joint Proxy Statement contains forward-looking statements that involve risks and uncertainties, including, among others, statements as to the benefits expected to be realized as a result of the Merger, future financial performance of the combined company (referring to Gene Logic and Merger Sub, assuming the merger of Oncormed with and into Merger Sub in the Merger), the analyses performed by the financial advisors to Gene Logic and Oncormed, the timing of availability of products under development, the ability to commercialize products developed under collaborations and alliances, the performance and utility of the combined company's products and services, and the adequacy of capital resources. The combined company's actual results may differ materially from those anticipated in these forward-looking statements as a result of certain risks and uncertainties, including those set forth in the following risk factors and elsewhere in this Prospectus/Joint Proxy Statement. Stockholders of each of Gene Logic and Oncormed are urged to consider carefully the discussion of such risks and uncertainties in determining whether or not to vote for the Merger Proposal and are cautioned not to place undue reliance on the forward-looking statements contained in this Prospectus/Joint Proxy Statement, which speak only as of the date hereof. Neither Gene Logic nor Oncormed undertakes any obligation to release publicly any revisions to such forward-looking statements which may be made to reflect events or circumstances occurring after the date hereof.

UNCERTAINTY RELATING TO INTEGRATION

     The Merger involves the integration of two companies that have previously operated independently. Such integration will require significant effort from the personnel of each company, including the coordination of the companies' research and development efforts. There can be no assurance that the combined company will be able to integrate the respective operations of Gene Logic and Oncormed without encountering difficulties or experiencing the loss of personnel or that the benefits expected from such integration will be realized. The diversion of the attention of management of the combined company and any difficulties encountered in the transition process (including the interruption of, or a loss of momentum in, either company's activities, problems associated with integration of research and development activities, management information and reporting systems, and delays in implementation of consolidation plans) could have an adverse impact on the combined company's ability to realize anticipated synergies from the Merger, which would have a material adverse effect on the combined company's business, financial condition and results of operations.

EFFECT OF THE MERGER ON RELATIONSHIPS WITH STRATEGIC PARTNERS AND OTHERS

     The terms of a license agreement between Oncormed and Incyte Pharmaceuticals, Inc. ("Incyte") provide that Incyte may terminate the license agreement following consummation of the Merger. Incyte intends to terminate the license to certain gel-based sequencing technology improvements granted to Incyte under such agreement upon consummation of the Merger. Gene Logic and Incyte have agreed that Incyte will terminate the license agreement in its entirety in connection with the Merger, unless Gene Logic agrees to provide Incyte with human tissue samples in accordance with the license agreement or Gene Logic and Incyte agree to amend the license agreement on mutually acceptable terms. The Merger will also require the consent of certain strategic partners and other parties who have entered into agreements with Oncormed to the assignment of such agreements in connection with the Merger. There can be no assurance that such consents will be obtained and, if not obtained, that such agreements will not be terminated. Any adverse impact on the combined company's relationship with its strategic partners as a result of the Merger could have a material adverse effect on the combined company's business, financial condition and results of operations. See "-- Reliance on Strategic Partners and Licensees," "Gene Logic Business -- Gene Logic Alliances, Independent Programs and Products -- Drug Target and Lead Discovery Programs -- Strategic Alliances" and "Oncormed Business -- Collaborative Relationships."

RIGHTS OF HOLDERS OF ONCORMED COMMON STOCK FOLLOWING THE MERGER

     Following the Merger, holders of Oncormed Common Stock outstanding as of the Effective Time will become holders of Gene Logic Common Stock. Certain differences exist between the rights of stockholders of Oncormed under the Oncormed Certificate and the Oncormed By-laws, and the rights of stockholders of Gene

Logic under the Gene Logic Certificate and the Gene Logic By-laws. See "Comparison of Rights of Holders of Gene Logic Common Stock and Holders of Oncormed Common Stock."

INCURRENCE OF SIGNIFICATION TRANSACTION CHARGES

     Gene Logic and Oncormed estimate that they will incur direct transaction costs of approximately $2.0 million associated with the Merger, primarily for investment banking, legal and accounting fees incurred in connection with the Merger. The nonrecurring transaction costs incurred by Oncormed will be charged to operations as incurred. The nonrecurring transaction costs incurred by Gene Logic will be added to the purchase price as a direct cost of the transaction. In addition, Gene Logic anticipates incurring an additional charge upon consummation of the Merger of approximately $35.2 million related to the write-off of acquired in-process research and development. Gene Logic also anticipates that it will incur other costs associated with integrating the two companies which will be expensed as incurred. Additional unanticipated expenses may be incurred relating to the integration of the businesses of Gene Logic and Oncormed. There can be no assurance that combining the businesses of Gene Logic and Oncormed, even if achieved in an efficient and effective manner, will result in combined results of operations and financial condition superior to what would have been achieved by either company independently. In accordance with purchase accounting rules, the historical book values of the assets and liabilities of Oncormed will be adjusted to their fair values. The excess of the purchase price paid by Gene Logic (including Gene Logic's direct costs) over the adjusted fair values of the assets and liabilities of Oncormed acquired (including the fair value of in-process research and development) will be recorded by the combined company as goodwill which will be amortized over approximately five years. The acquired in-process research and development will be written off upon consummation of the Merger. See "The Merger and Related Transactions -- Other Matters Related to the Merger -- Merger Expenses and Fees and Other Costs."

ADDITIONAL SHARES TO BE ISSUED BY GENE LOGIC; SHARES ELIGIBLE FOR FUTURE SALE; DILUTIVE EFFECT TO GENE LOGIC STOCKHOLDERS

     As a result of the Merger, it is anticipated that Gene Logic will issue approximately 4,849,815 shares of Gene Logic Common Stock, and approximately 505,898 shares of Gene Logic Common Stock will be issuable upon the exercise of warrants assumed by Gene Logic in connection with the Merger (based on the Assumed Exchange Ratio). In general, these shares will be freely tradable following the Merger, subject to certain volume and other resale restrictions for affiliates of Oncormed or Oncormed stockholders who become affiliates of Gene Logic pursuant to Rule 144 and Rule 145 under the Securities Act. An
aggregate of approximately                of the shares issued in the Merger
will be beneficially owned by such persons. The approximately 929,200 shares of Gene Logic Common Stock to be issued to Oncor, an affiliate of Oncormed, in the Merger have been registered for resale pursuant to this Prospectus/Joint Proxy Statement, permitting Oncor to resell its shares without the restrictions otherwise imposed by Rule 145, subject to any contractual obligations of Oncor. Oncor has entered into a lock-up agreement with Gene Logic whereby Oncor has agreed that, for a period of 60 days following the Effective Time, it will not sell or transfer any of the shares of Gene Logic Common Stock to be issued to Oncor in the Merger, subject to certain limited exceptions. During the 30-day period thereafter and during each three-month period following the end of such 30-day period, Oncor may sell or transfer only the number of shares of the Gene Logic Common Stock issued to Oncor in the Merger that Oncor would otherwise be able to sell or transfer in accordance with the resale restrictions of Rule 145 pursuant to this Prospectus/Joint Proxy Statement. All of the directors and certain of the executive officers of Oncormed have entered into lock-up agreements with Gene Logic pursuant to which they have agreed not to sell or transfer any of the shares of Gene Logic Common Stock to be issued to them in the Merger, subject to certain exceptions, for a period of 90 days following the Effective Time. The sale of a significant number of the foregoing shares may cause substantial fluctuations in the price of Gene Logic Common Stock. As of July 22, 1998, there were approximately 14,677,208 shares of Gene Logic Common Stock outstanding. As a result of the Merger, any given Gene Logic stockholder's percentage ownership of Gene Logic capital stock prior to the Merger will decrease and the percentage ownership of all pre-Merger Gene Logic stockholders will be decreased from 100% of the outstanding capital stock of Gene Logic
immediately prior to the Merger to approximately      % of the outstanding
capital stock of Gene Logic
immediately following the Merger. See "The Merger and Related
Transactions -- Merger Consideration; Conversion of Shares," "-- Related Agreements and Interests of Certain Persons in the Merger -- Affiliate Agreements," "-- Lock-Up Agreements" and "Selling Securityholders."

POSSIBLE DECREASE IN ONCORMED COMMON STOCK EXCHANGE RATIO; MARKET PRICE FLUCTUATIONS

     Pursuant to the Merger Agreement, the Assumed Exchange Ratio of .4646 shares of Gene Logic Common Stock to be issued in exchange for each share of Oncormed Common Stock in the Merger will be subject to change in the event that the Closing Price of Gene Logic Common Stock is greater than $7.88 per share or in the event that the Outstanding Oncormed Common Stock is greater or less than 10,438,781 shares of Oncormed Common Stock. There can be no assurance as to the actual capitalization of Gene Logic or Oncormed as of the Effective Time or of Gene Logic at any time following the Effective Time. In the event that the Closing Price of Gene Logic Common Stock is less than $6.34 per share, Oncormed may terminate the Merger Agreement. The market value of Gene Logic Common Stock and/or Oncormed Common Stock at the Effective Time may vary significantly from the price as of the date of the execution of the Merger Agreement, the date hereof or the date on which the stockholders of each of Gene Logic and Oncormed vote on the Merger due to, among other factors, market perception of the benefits expected to be achieved by the Merger, changes in the business, operations or prospects of Gene Logic or Oncormed, market assessments of the likelihood that the Merger will be consummated and the timing thereof, and general market and economic conditions. Because changes in the market value of Gene Logic Common Stock or Oncormed Common Stock will generally not affect the Exchange Ratio, except as described above, the market value of the Gene Logic Common Stock issued in the Merger, and the value of the Oncormed Common Stock surrendered in the Merger, may be higher or lower than the value of such shares at the time the Merger was negotiated or approved by the stockholders of each of Gene Logic and Oncormed. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR GENE LOGIC COMMON STOCK AND ONCORMED COMMON STOCK. NO ASSURANCE CAN BE GIVEN AS TO THE FUTURE PRICES OR MARKET FOR GENE LOGIC COMMON STOCK. See "The Merger and Related Transactions -- Merger Consideration; Conversion of Shares."

DETERRENT EFFECT OF TERMINATION PROVISIONS AND OTHER AGREEMENTS

     In the event the Merger Agreement is terminated under certain circumstances, Oncormed will be required to pay to Gene Logic a nonrefundable fee, in cash, of $1,000,000. Oncormed has also agreed not to (i) solicit, initiate or encourage the making, submission or announcement of, (ii) furnish any information regarding Oncormed in connection with or in response to, (iii) engage in discussions or negotiations with respect to, (iv) approve, endorse or recommend, or (v) enter into any letter of intent or similar document or any contract contemplating or otherwise relating to, any proposal regarding an Acquisition Transaction. In addition, the Voting Agreement Stockholders, who
together hold approximately [               ]% of the Oncormed Common Stock
outstanding on the Record Date, have agreed to vote and have granted irrevocable proxies to Gene Logic to vote all of the shares of Oncormed Common Stock over which such stockholders have voting power as of the Record Date in favor of the Merger Proposal. The combined effect of the agreements described above could be to render more difficult or discourage an attempt by a party other than Gene Logic to obtain control of Oncormed by means of a merger or otherwise. See "The Merger and Related Transactions -- The Merger Agreement -- No Solicitation" and "-- Termination and Amendment" and "-- Related Agreements and Interests of Certain Persons in the Merger -- Voting Agreements."

TECHNOLOGICAL UNCERTAINTY AND PRODUCT DEVELOPMENT RISK

     Gene Logic has developed and intends to continue to develop its Accelerated Drug Discovery system, including its proprietary genomic and bioinformatics technologies and Flow-thru Chip, for the identification of genes, drug targets and drug leads useful for the discovery and development of therapeutic, diagnostic and other life science products. Oncormed employs gene characterization and molecular profiling platforms that use proprietary tools and technologies designed to characterize genes. The Gene Logic and Oncormed technologies are new and unproven approaches and are based on the assumption that information about gene expression and gene sequences may enable scientists better to understand complex disease processes. Generally, there is limited understanding of the roles of genes in these diseases, and relatively few therapeutic products based on gene discoveries have been developed and commercialized. There can be no assurance that Gene Logic's or Oncormed's technologies will enable the combined company or its strategic partners to identify genes, drug targets and drug leads useful for the discovery and development of therapeutic, diagnostic and other life science products. Even if the combined company is successful in identifying genes and drug targets associated with specific diseases, there can be no assurance that the combined company or its strategic partners will be able to discover or develop products based on such discoveries. To date, no therapeutic, diagnostic or agricultural products have been developed based on Gene Logic's or Oncormed's technologies, and Gene Logic and Oncormed have not commercialized any therapeutic, diagnostic or agricultural products either alone or in conjunction with its strategic partners. Failure to identify genes, drug targets and drug leads useful for the discovery and development of therapeutic,diagnostic and other life science products will have a material adverse effect on the combined company's business, financial condition and results of operations.

     The development of therapeutic, diagnostic and other life science products based on the combined company's discoveries will also be subject to other risks of failure inherent in their development. These risks include, among others, the possibilities that any such products will be found to be ineffective or toxic, or otherwise fail to receive necessary regulatory approvals; that any of the products, if safe and effective, will prove difficult or impossible to manufacture on a large scale or will be uneconomical to market; that the proprietary rights of third parties will preclude the combined company or its strategic partners from marketing any products developed; and that third parties will market equivalent or superior products. As a result, there can be no assurance that the activities of the combined company or its strategic partners will result in any commercially viable products.

     Gene Logic has created a prototype of the Flow-thru Chip and plans to commence in-house testing during 1998 but has not yet produced the Flow-thru Chip on a commercial scale. Gene Logic is in the process of developing its suite of genomic database products, but, to date, only the GENE EXPRESS NORMAL database has been commercially launched. There can be no assurance that the development or commercial scale up of the Flow-thru Chip or the genomic database products will be successful or that the combined company will be successful in marketing such products.

     The success of the combined company's genomic database products will depend on the combined company's ability to generate genomic data content and analyze such data using software tools. The combined company's database products are complex and sophisticated and could contain erroneous data, design defects or software errors that could be difficult to detect and correct. There can be no assurance that, despite testing by the combined company and its strategic partners and customers, errors, bugs and viruses will not be found in current and future products, if any. Failure to maintain and further develop the necessary bioinformatics platform to support the drug discovery efforts of the combined company and its strategic partners could result in the loss of or delay in revenues and market acceptance, which could have a material adverse effect on the combined company's business, financial condition and results of operations. Because the combined company's genomic database products contain genomic information generated by Gene Logic's and Oncormed's technologies, the development and commercialization of the combined company's genomic database products will be materially adversely affected in the event that its technologies fail to generate such information.

     Oncormed's pharmacogenomic technologies, designed to help accelerate the translation of genetic discoveries into clinically useful therapeutics, represent a new approach to disease management for which there is little precedent and for which the market is evolving. The ability of the combined company to successfully develop this business is unproven, and there can be no assurance that the market for these technologies and products will continue to evolve. The discoveries and technologies which form the basis for these products have not been widely adopted by pharmaceutical companies, and there can be no assurance that adoption of these technologies and products will occur. See "Gene Logic Business -- Gene Logic's Accelerated Drug Discovery System," "-- Gene Logic Alliances, Independent Programs and Products" and "Oncormed
Business -- Technology Platform."

RELIANCE ON STRATEGIC PARTNERS AND LICENSEES

     The combined company's strategy for development and commercialization of therapeutic, diagnostic and other life science products based on its discoveries depends, in large part, upon forming and maintaining multiple strategic alliances and licensing arrangements. Gene Logic has established strategic alliances with Procter & Gamble Pharmaceuticals, Inc. ("Procter & Gamble"), Japan Tobacco, Inc. ("Japan Tobacco"), N.V. Organon ("Organon"), a pharmaceutical business unit of Akzo Nobel, N.V., the Wyeth-Ayerst Research Divison ("Wyeth-Ayerst") of American Home Products and Hoechst Schering AgrEvo GmbH ("AgrEvo"), as well as a bioinformatics alliance with SmithKline Beecham ("SmithKline"). These strategic alliances have only been formed within the past 15 months. Oncormed has entered into certain commercial relationships with Affymetrix, Inc. ("Affymetrix"), Incyte, Merck & Co., Inc. ("Merck"), Rhone-Poulenc Rorer Pharmaceuticals, Inc. ("Rhone-Poulenc") and Schering-Plough Research Institute ("Schering-Plough"). There can be no assurance that any of such alliances will be maintained or will be successful. There can also be no assurance that the combined company will establish additional strategic alliances or licensing arrangements that it deems necessary to develop and commercialize products based upon its discovery programs, that any such agreements will be made under terms acceptable to the combined company or that any future strategic alliances or licensing arrangements will ultimately be successful. Gene Logic and Oncormed have received a substantial portion of their revenues since inception from alliances with their strategic partners and expect to continue to do so. Failure of the combined company to maintain existing strategic alliances or to enter into additional strategic alliances could have a material adverse effect on the combined company's business, financial condition and results of operations.

     The combined company's strategy includes entering into multiple, concurrent strategic alliances. There can be no assurance that the combined company will successfully manage simultaneous collaborative programs. Failure by the combined company to manage existing and future strategic alliances, maintain confidentiality among strategic partners or prevent the occurrence of conflicts among strategic partners could lead to disputes that result in, among other things, a significant strain on management resources, legal claims involving significant time, expense and loss of reputation, loss of capital or a loss of revenues, any of which could have a material adverse effect on the combined company's business, financial condition and results of operations.

     The combined company intends to rely on strategic partners for product development, regulatory approval, manufacturing and marketing of therapeutic, diagnostic or other life science products, if any, resulting from its discovery programs. Agreements with strategic partners typically will allow such partners significant discretion in electing whether to pursue any of these activities. The combined company cannot control the amount and timing of resources its strategic partners may devote to the combined company's programs or potential products, and there can be no assurance that such partners will perform their obligations as expected. A strategic partner's performance under its alliance agreement with the combined company could be materially adversely affected if such partner were involved in certain third party transactions such as a business combination or in the event that the partner had a significant strategic shift in its business focus. If any strategic partner were to breach its agreement with the combined company, or otherwise fail to conduct its collaborative activities in a timely manner, such conduct could have a material adverse effect on the combined company's business, financial condition and results of operations. Each of Gene Logic's current strategic alliances provide the strategic partner with certain rights to terminate the alliance agreement prior to the natural expiration of its term. Certain of Oncormed's strategic alliances provide the strategic partner with certain rights to terminate the alliance agreement prior to the natural expiration of its term, including as a result of the Merger. The early termination of any strategic alliance could have a material adverse effect on the combined company's business, financial condition and results of operations. The combined company intends to rely on its strategic partners for significant funding in support of its operations. The combined company would be required to devote additional internal resources to such programs, or to scale back or terminate certain programs, if such funding were not available or were reduced in amount.

     Should a strategic partner fail to develop or commercialize a product to which it has the rights, the combined company's business may be materially adversely affected. There can be no assurance that a strategic partner will not develop, either alone or with others, alternative technologies or products which are competitive with any that might result from the combined company's research program with the strategic partner. Possible disagreements between the combined company and its strategic partners could lead to delays in collaborative research, development or commercialization of certain products or could require or result in litigation or arbitration, which would be time consuming and expensive, and could have a material adverse effect on the combined company's business, financial conditions and results of operations. See "-- Effect of the Merger on Relationships with Strategic Partners and Others," "Gene Logic Business -- Gene Logic Alliances, Independent Programs and Products -- Drug Target and Lead Discovery Programs -- Strategic Alliances" and "Oncormed
Business -- Collaborative Relationships."

LIMITED OPERATING HISTORY; HISTORY OF OPERATING LOSSES; ONCORMED GOING CONCERN; PROFITABILITY UNCERTAIN

     Each of Gene Logic and Oncormed has a limited operating history and is at an early stage of development. Substantially all of Gene Logic's and a significant percentage of Oncormed's resources have been dedicated to the development of their proprietary technologies and the application of such technologies to the identification of genes, useful for the development of therapeutic, diagnostic and other life science products. Oncormed has also allocated a percentage of its resources to the development of, and sales and marketing efforts relating to, its services. All of Gene Logic's and Oncormed's gene discovery and drug development programs and strategic alliances are at an early stage. The continued development of the combined company's technologies and their application to the discovery of genes useful for the development of therapeutic, diagnostic and other life science products will require significant additional research and development and investment. There can be no assurance that the combined company's technologies will continue to be developed successfully, or that any therapeutic, diagnostic or other life science products discovered or developed through their utilization will prove to be commercially useful, meet applicable regulatory standards in a timely manner or at all, compete with other technologies, products and services, avoid infringing the proprietary rights of others, be manufactured in sufficient quantities or at reasonable costs or be marketed successfully. Gene Logic and Oncormed expect that it will be a number of years, if ever, before the combined company will recognize revenue from therapeutic, diagnostic or agricultural product sales or royalties.

     Gene Logic has incurred operating losses in each year since its inception, including net losses of approximately $2.9 million, $7.2 million and $2.1 million during the years ended December 31, 1996 and 1997 and the three months ended March 31, 1998, respectively, and as of March 31, 1998, had an accumulated deficit of $14.8 million. Oncormed has incurred cumulative losses since its inception and, as of March 31, 1998, had an accumulated deficit of $32.7 million. Gene Logic and Oncormed expect the combined company to incur additional losses for at least the next several years and that such losses may increase as the combined company expands its research and development activities. At April 28, 1998, Oncormed had cash, cash equivalents and short-term investments of approximately $2.0 million. Historically, Oncormed has expended from $0.8 to $1.0 million per month. In the event the Merger is not consummated, Oncormed will need to raise additional funds to continue its operations, which raises substantial doubt about whether Oncormed can continue as a going concern. Gene Logic's losses to date have resulted principally from costs incurred in research and development and general and administrative costs associated with operations. Oncormed's losses to date have resulted principally from selling, general and administrative costs associated with operations, as well as costs incurred in research and development. To date, substantially all of Gene Logic's revenues have been derived from payments from strategic alliances and licensing arrangements, and Oncormed's revenues have been principally derived from providing genetic analysis and information services and technology and software licensing associated with its proprietary information. Gene Logic and Oncormed expect that substantially all of the combined company's revenues for the foreseeable future will result from payments from strategic alliances and licensing arrangements and interest income. There can be no assurance that the combined company will receive additional revenues under existing strategic alliances or licensing arrangements or that the combined company will be successful in entering into any new strategic alliance or licensing arrangements that results in revenues. The combined company's ability to generate revenues and achieve profitability will be dependent in large part on its ability to maintain existing strategic alliances and licensing arrangements and enter into additional strategic alliances and licensing arrangements, and on the ability of the combined company and its strategic partners to discover genes and, thereafter, utilize such discoveries to identify, develop manufacture and commercialize therapeutic, diagnostic and other life science products. In addition, to the extent that the combined company relies upon others for these research, development and commercialization activities, its ability to achieve profitability will be dependent in part upon the success of such outside parties. The time required to reach profitability is highly uncertain and there can be no assurance that the combined company will be able to achieve profitability on a sustained basis, if at all. Failure to achieve significant revenues or profitability would have a material adverse effect on the combined company's business, financial condition and results of operations. See "Gene Logic Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Oncormed Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE UPON ACCESS TO CERTAIN MATERIALS AND INFORMATION AND LICENSED TECHNOLOGIES

     Gene Logic and Oncormed obtain relevant normal and diseased human tissue samples, related clinical and other biological information and animal disease models through collaborations with academic institutions and commercial organizations. Use of the combined company's technologies to discover genes useful for the development of therapeutic, diagnostic and other life science products will require access to such materials and information, and there is substantial competition for such materials and information. There can be no assurance that the combined company will be able to obtain and maintain access to such materials and information upon terms acceptable to the combined company, if at all, and any material lack of availability of such materials would have a material adverse effect on the combined company's business, financial condition and results of operations. See "Gene Logic Business -- Gene Logic Alliances, Independent Programs and Products" and "Oncormed Business -- Licensing Relationships."

     Certain of Gene Logic's and Oncormed's genomics and bioinformatics technologies have been acquired or licensed from third parties. Changes in certain third party license agreements and relationships, or termination thereof, could materially adversely affect the combined company's research and development activities. There can be no assurance that the combined company will be able to acquire from third parties, or develop, new technologies, alone or with others. Failure to license necessary technologies would have a material adverse effect on the combined company's business, financial condition and results of operations. There also can be no assurance that there will not be disruptions in the combined company's relationships with third parties from whom the combined company derives technology, or that any disruptions that do arise will be resolved in a timely and cost-effective manner, if at all. Any such disruptions could have a material adverse effect on the combined company's business, financial condition and results of operations.

FLUCTUATIONS IN OPERATING RESULTS

     The combined company's operating results may fluctuate significantly from quarter to quarter as a result of a variety of factors, including changes in the demand for the combined company's technologies, products, variations in payments under strategic alliances and licensing arrangements, including milestone payments, royalties, license fees and other revenues, the timing of new product introductions, if any, by the combined company, changes in the research and development budgets of the combined company's strategic partners and any potential partners, the introduction of new products and services by the combined company's competitors and other competitive factors, regulatory actions, adoption of new technologies, manufacturing results, and the cost, quality and availability of cell and tissue samples, reagents and related components and technologies. If revenue in a particular period does not meet expectations, the combined company may not be able to adjust significantly its level of expenditures in such period, which would have an adverse effect on the combined company's operating results. Gene Logic and Oncormed believe that quarterly comparisons of the combined company's financial results will not necessarily be a meaningful indication of future performance. Due to the foregoing and other unforeseen factors, in some future quarter or quarters the combined company's operating results may be below the expectations of public market analysts and investors. In such event, the price of Gene Logic Common Stock could be materially and adversely affected. See "Gene Logic Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Oncormed Management's Discussion and Analysis of Financial Condition and Results of Operations."

PATENTS AND PROPRIETARY RIGHTS; THIRD PARTY RIGHTS

     Gene Logic and Oncormed seek United States and international patent protection for major components of their technology platforms; they rely upon trade secret protection for certain of their confidential and proprietary information; and they use license agreements both to access external technologies and assets and to convey certain intellectual property rights to others. The combined company's commercial success will be dependent in part upon its ability to obtain commercially valuable patent claims and to protect its intellectual property portfolio.

     As of June 30, 1998, Gene Logic had exclusive rights to 23 United States patent applications relating to its technologies. Gene Logic has exclusive rights to a United States patent covering key aspects of the READS gene expression analysis. Gene Logic has also received notice of allowance for a United States patent application covering key aspects of gene expression analysis, notice of allowance for a United States patent application covering its Flow-thru Chip and notice of allowance for a United States patent application covering its MuST technology.

     As of June 30, 1998, Oncormed owned four United States patents, including one patent related to a pattern recognition methodology and three patents related to the BRCA1 gene, and 35 United States patent applications relating to its technologies.

     The patent positions of pharmaceutical, biopharmaceutical and biotechnology companies, including Gene Logic and Oncormed, are generally uncertain and involve complex legal and factual questions. There can be no assurance that any of the pending patent applications filed by Gene Logic or Oncormed or to which Gene Logic or Oncormed have exclusive rights will result in issued patents, that the claims of any patents which are issued will provide meaningful protection, that the combined company will develop additional proprietary technologies that are patentable, that any patents licensed or issued to the combined company or its strategic partners will provide a basis for commercially viable products or services or will provide the combined company with any competitive advantages or will not be challenged by third parties, or that the patents of others will not have an adverse effect on the ability of the combined company to do business. In addition, patent law relating to the scope of claims in the technology field in which the combined company will operate is still evolving. The degree of future protection for the combined company's proprietary rights, therefore, is uncertain. Furthermore, there can be no assurance that others will not independently develop similar or alternative technologies, duplicate any of the combined company's technologies, or, if patents are licensed or issued to the combined company, design around the patented technologies licensed to or developed by the combined company. In addition, the combined company could incur substantial costs in litigation if it is required to defend itself in patent suits brought by third parties or if it initiates such suits.

     Gene Logic is aware of a number of United States patents and patent applications and corresponding foreign patents and patent applications owned by third parties relating to the analysis of gene expression or the manufacture and use of DNA chips. There can be no assurance that these or other technologies will not provide third parties with competitive advantages over the combined company and will not have a material adverse effect on the combined company's business, financial condition and results of operations. In addition, certain third party patent applications contain broad claims, and it is not possible to determine whether or not such claims will be narrowed during prosecution and/or will be allowed and issued as patents, even if such claims appear to cover the prior art or have other defects. There can be no assurance that an owner or licensee of a patent in the field will not threaten or file an infringement action or that the combined company would prevail in any such action. There can be no assurance that the cost of defending an infringement action would not be substantial and would not have a material adverse effect on the combined company's business, financial condition and results of operations. Furthermore, there can be no assurance that any required licenses would be made available on commercially viable terms, if at all. Failure to obtain any required license could prevent the combined company from utilizing or commercializing one or more of its technologies and could have a material adverse effect on the combined company's business, financial condition and results of operations.

     Gene Logic and Oncormed have applied, and intend to make additional applications, for patent protection for methods relating to gene expression, for the disease-specific patterns of gene expression they identify and for the individual disease genes and targets they discover. Such patents may include claims relating to novel genes and gene fragments and to novel uses for known genes or gene fragments identified through its discovery programs. There can be no assurance that the combined company will be able to obtain meaningful patent protection for its discoveries; even if patents are issued, the scope of the coverage or protection afforded thereby is uncertain. Failure to secure such meaningful patent protection could have a material adverse effect on the combined company's business, financial condition and results of operations.

     Several groups are attempting to identify and patent gene fragments and full-length genes, the functions of which have not been characterized, as well as fully characterized genes. There is substantial uncertainty regarding the possible patent protection for gene fragments or genes without known function or correlation with specific diseases. To the extent any patents issue to other parties on such partial or full-length genes, the risk increases that the potential products and processes of the combined company or its strategic partners may give rise to claims of patent infringement. The public availability of partial or full sequence information or the existence of patent applications related thereto, even if not accompanied by relevant function or disease association, prior to the time the combined company applies for patent protection on a corresponding gene could adversely affect the combined company's ability to obtain patent protection with respect to such gene or to the related expression patterns. Furthermore, others may have filed, and in the future are likely to file, patent applications covering genes or gene products that are similar, or identical to, any for which the combined company may seek patent protection. There can be no assurance that any such patent application will not have priority over patent applications filed by Gene Logic, Oncormed or the combined company. Any legal action against the combined company or its strategic partners claiming damages and seeking to enjoin commercial activities relating to the affected products, processes and services could, in addition to subjecting the combined company to potential liability for damages, require the combined company or its strategic partners to obtain a license in order to continue to manufacture or market the affected products, processes and services. There can be no assurance that the combined company or its strategic partners would prevail in any such action or that any license required under any such patent would be made available on commercially acceptable terms, if at all. Gene Logic and Oncormed believe that there is likely to be significant litigation in the industry regarding patent and other intellectual property rights. If the combined company becomes involved in such litigation, it could consume a substantial portion of the combined company's managerial and financial resources and have a material adverse effect on the combined company's business, financial condition and results of operations.

     Third parties, including competitors of Oncormed such as Myriad Genetics Inc. ("Myriad") and other potential competitors, have been issued patents relating to certain genes and genetic mutations including BRCA1 and related mutations, and have filed and may in the future file additional patent applications relating to genes and genetic mutations including BRCA2, p16 and related mutations. In May 1998, Myriad and Oncormed settled all outstanding lawsuits between the parties. As part of the settlement, Oncormed granted to Myriad exclusive rights to all current and pending Oncormed patents in the field of BRCA1 and BRCA2 for reference lab testing in consideration for certain payments and royalties payable to Oncormed. Both parties will retain diagnostic product and therapeutic rights in their respective patents.

     Enactment of legislation implementing the General Agreement on Tariffs and Trade has resulted in certain changes to United States patent laws that became effective on June 8, 1995. Most notably, the term of patent protection for patent applications filed on or after June 8, 1995 is no longer a period of 17 years from the date of grant. The new term of United States patents will commence on the date of issuance and terminate 20 years from the earliest effective filing date of the application. Because the time from filing to issuance of biotechnology patent applications is often more than three years, a 20-year term from the effective date of filing may result in a substantially shortened period of patent protection which may adversely affect the combined company's patent position. If this change results in a shorter period of patent coverage, the combined company's business could be adversely affected to the extent that the duration and level of the royalties it is entitled to receive from its strategic partners are based on the existence of a valid patent covering the product subject to the royalty obligation.

     With respect to proprietary know-how that is not patentable and for processes for which patents are difficult to enforce, Gene Logic and Oncormed rely on trade secret protection and confidentiality agreements to protect their interests. Gene Logic believes that several elements of its Accelerated Drug Discovery system involve proprietary know-how, technology or data which are not covered by patents or patent applications. In addition, Gene Logic has developed a proprietary index of gene and gene fragment sequences which it updates on an ongoing basis. Some of these data will be the subject of patent applications whereas other data will be maintained as proprietary trade secret information. Gene Logic and Oncormed have taken security measures to protect their proprietary know-how and technologies and confidential data and continue to explore further methods of protection. While Gene Logic and Oncormed require all employees, consultants and collaborators to enter into confidentiality agreements, there can be no assurance that proprietary information will not be disclosed, that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the combined company's trade secrets, or that the combined company will be able to meaningfully protect its trade secrets. In the case of a strategic partnership or other collaborative arrangement which requires the sharing of data, Gene Logic's and Oncormed's policy is to make available to their partner only such data as are relevant to the partnership or arrangement, under controlled circumstances, and only during the contractual term of the strategic partnership or collaborative arrangement, and subject to a duty of confidentiality on the part of their partner or collaborator. There can be no assurance, however, that such measures will adequately protect the combined company's data. Any material leak of confidential data into the public domain or to third parties may have a material adverse effect on the combined company's business, financial condition and results of operations.

     Gene Logic and Oncormed are parties to various license agreements which give them rights to use certain technologies and biological materials in their research and development processes. There can be no assurance that the combined company will be able to maintain such rights on commercially reasonable terms, if at all. Failure by the combined company to maintain such rights could have a material adverse effect on the combined company's business, financial condition and results of operations. See "Gene Logic Business -- Intellectual Property."

INTENSE COMPETITION; RAPID TECHNOLOGICAL CHANGE

     Competition among entities attempting to identify genes associated with specific diseases and to develop products and services based on such discoveries is intense. Gene Logic and Oncormed face, and the combined company will continue to face, competition from pharmaceutical, biotechnology and diagnostic companies, academic and research institutions and government agencies, both in the United States and abroad. Several entities are attempting to identify and patent genes and gene fragments, while others are pursuing a gene identification, characterization and product development strategy based on positional cloning. Gene Logic and Oncormed are aware that certain entities are utilizing a variety of different gene expression analysis methodologies, including the use of chip-based systems, to attempt to identify disease-related genes. In addition, numerous pharmaceutical companies are developing genomic research programs, either alone or in partnership with Gene Logic's and Oncormed's competitors. Competition among such entities is intense and is expected to increase. In order to compete against existing and future technologies, the combined company will need to demonstrate to potential customers that its technologies and capabilities are superior to competing technologies.

     Many of Gene Logic's and Oncormed's competitors have substantially greater capital resources, research and development staffs, facilities, manufacturing and marketing experience, distribution channels and human resources than Gene Logic, Oncormed or the combined company. These competitors may discover, characterize or develop important genes useful for the development of therapeutic, diagnostic and other life science products in advance of the combined company or which are more effective than those developed by the combined company or its strategic partners, or may obtain regulatory approvals of products more rapidly than the combined company and its strategic partners, any of which could have a material adverse effect on the combined company's business, financial condition and results of operations. Moreover, there can be no assurance that the combined company's competitors will not obtain patent protection or other intellectual property rights that would limit the combined company's or its strategic partners' ability to use the combined company's discovery technologies or commercialize therapeutic, diagnostic or other life science products, which could have a material adverse effect on the combined company's business, financial condition and results of operations. The combined company also faces competition from these and other entities in gaining access to relevant samples used in its discovery programs.

     The combined company will rely on its strategic partners for support of certain of its discovery programs and intends to rely on its strategic partners for development of related potential products and the manufacturing and marketing of such products. Each of Gene Logic's and Oncormed's strategic partners is conducting multiple product development efforts within each area which is the subject of its strategic alliance with Gene Logic or Oncormed. Generally, Gene Logic's and Oncormed's strategic alliance agreements do not preclude the strategic partner from pursuing development efforts utilizing approaches distinct from that which is the subject of the alliance. Any product candidate of the combined company, therefore, may be subject to competition with a potential product under development by a strategic partner.

     Future competition will come from existing competitors as well as other companies seeking to develop new technologies for gene sequencing, gene expression analysis, bioinformatics and related technologies. In addition, certain pharmaceutical and biotechnology companies have significant needs for genomic information and may choose to develop or acquire competing technologies to meet such needs. Genomic technologies have undergone and are expected to continue to undergo rapid and significant change. The combined company's future success will depend in large part on its maintaining a competitive position in the genomics field. Rapid technological development by the combined company or others may result in products or technologies becoming obsolete before the combined company recovers the expenses it incurs in connection with their development. Products and services offered by the combined company could be made obsolete by less expensive or more effective drug target and drug lead technologies, including technologies which may be unrelated to genomics. There can be no assurance that the combined company will be able to make the enhancements to its technology necessary to compete successfully with newly emerging technologies.

     Gene Logic and Oncormed require that all employees and consultants (including certain scientific advisors) enter into confidentiality agreements that prohibit the disclosure of confidential information to anyone outside of Gene Logic or Oncormed, as applicable, and require disclosure and assignment to Gene Logic or Oncormed, as applicable, of their ideas, developments, discoveries or inventions developed during the course of their service to Gene Logic or Oncormed. However, no assurance can be given that competitors of Gene Logic and Oncormed will not gain access to trade secrets and other proprietary information developed by them and disclosed to employees, consultants and/or scientific advisors. See "Gene Logic Business -- Competition."

FUTURE CAPITAL REQUIREMENTS; UNCERTAINTY OF ACCESS TO ADDITIONAL FUNDING

     Gene Logic and Oncormed have invested significant capital in their infrastructure and scientific and business development activities and expect capital and operating expenditures to increase over the next several years as the combined company expands its operations. Gene Logic believes that existing cash and marketable securities and anticipated cash flow from the combined company's current strategic alliances and licensing arrangements will be sufficient to support the combined company's operations for at least the next 24 months. This expectation is based on the combined company's current operating plan, which could change as a result of many factors, including factors affecting the integration of the operations of Gene Logic and Oncormed, and the combined company could require additional funding sooner than expected. In addition, Gene Logic may choose to raise additional capital due to market conditions or strategic considerations even if it has sufficient funds for its operating plan. The estimate for the period for which Gene Logic expects the combined company's available cash balances and estimated cash flow from its current strategic alliances and licensing arrangements to be sufficient to meet capital requirements is a forward-looking statement that involves risks and uncertainties as set forth herein and elsewhere in this Prospectus/Joint Proxy Statement or incorporated by reference herein. The combined company's actual future capital requirements and the adequacy of its available funds will depend on many factors, including progress of its discovery programs, the number and breadth of these programs, the ability of the combined company to establish and maintain strategic alliance and licensing arrangements and the progress of the development and commercialization efforts of the combined company's strategic partners and licensees. These factors also include the level of the combined company's activities relating to its independent discovery programs and to the development and commerciali-zation rights it retains in its strategic alliance arrangements, competing technological and market developments, the costs associated with obtaining access to tissue samples and related information and technologies and the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights.

     Gene Logic expects that the combined company will require significant additional funding in the future, which it may seek through public or private equity offerings, debt financings or additional strategic alliance and licensing arrangements. There can be no assurance that additional financing or strategic alliance and licensing arrangements will be available when needed, or that, if available, such financing will be obtained on terms favorable to the combined company or its stockholders. To the extent that Gene Logic raises additional capital by issuing equity or convertible debt securities, ownership dilution to stockholders of Gene Logic will result. If adequate funds are not available when needed, the combined company may be required to curtail operations significantly or to obtain funds by entering into strategic alliances and licensing arrangements, in which case the combined company may be required to relinquish rights to certain of its technologies, discoveries or potential products, or to grant licenses on terms that are not favorable to the combined company, any of which could have a material adverse effect on the combined company's business, financial condition and results of operations. In the event that adequate funds are not available, the combined company's business would be adversely affected. See "Gene Logic Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Oncormed Management's Discussion and Analysis of Financial Condition and Results of Operations."

ATTRACTION AND RETENTION OF KEY EMPLOYEES

     Each of Gene Logic and Oncormed are, and the combined company will be, highly dependent on the principal members of its management and scientific staff. The loss of the services of any of these persons could significantly impede the accomplishment of the combined company's scientific and business objectives. The combined company's success is also dependent upon its ability to attract and retain additional qualified scientific, technical and managerial personnel. There is substantial competition among biotechnology, pharmaceutical and health care companies, universities, government entities and non-profit organizations for such personnel, and there can be no assurance that the combined company will retain its key scientific, technical and managerial employees or that it will be able to attract, assimilate and retain such other highly qualified scientific, technical and managerial personnel as may be required in the future. The inability of the combined company to retain its current scientific, technical and managerial personnel and to attract and retain additional key employees could have a material adverse effect on the combined company's business, financial condition and results of operations. See "Gene Logic Business -- Competition," "-- Employees" and "Oncormed Business -- Human Resources."

GOVERNMENT REGULATION; NO ASSURANCE OF REGULATORY APPROVAL

     Gene Logic does not expect the combined company to conduct clinical trials in humans or commercialize therapeutic products discovered as a result of its genes, drug target and drug lead discovery programs but expects the combined company to rely on its strategic partners to conduct such activities. Prior to marketing, any new drug developed by the combined company's strategic partners must undergo an extensive regulatory approval process in the United States and other countries. This regulatory process, which includes preclinical studies and clinical trials, and may include post-marketing surveillance of each compound to establish its safety and efficacy, can take many years and require the expenditure of substantial resources. Data obtained from preclinical studies and clinical trials are subject to varying interpretations that could delay, limit or prevent regulatory approval. Delays or rejections may also be encountered based upon changes in the United States Food and Drug Administration ("FDA") policies for drug approval during the period of product development and FDA regulatory review of each submitted new drug application ("NDA") in the case of new pharmaceutical agents, or product license application ("PLA") or biological license application ("BLA") in the case of biological therapeutics. Similar delays may also be encountered in the regulatory approval of any diagnostic or agricultural product, where such approval is required, and in obtaining regulatory approval in foreign countries. Delays in obtaining regulatory approvals could adversely affect the marketing of any products developed by the combined company or its strategic partners, impose costly procedures upon the combined company's or its strategic partners' activities, diminish any competitive advantages that the combined company or its strategic partners may attain and adversely affect the combined company's receipt of royalties. There can be no assurance that regulatory approval will be obtained for any products developed by the combined company or its strategic partners. Furthermore, regulatory approval may entail limitations on the indicated uses of a drug. Because certain of the products likely to result from the combined company's drug target and drug lead discovery programs involve the application of new technologies and may be based upon a new therapeutic or diagnostic approach, such products may be subject to substantial additional review by various government regulatory authorities and, as a result, regulatory approvals may be obtained more slowly than for products based upon more conventional technologies.

     Even if regulatory approval is obtained, a marketed product and its manufacturer are subject to continuing review. Discovery of previously unknown problems with a product may result in withdrawal of the product from the market, and could have a material adverse effect on the combined company's business, financial condition and results of operations. Violations of regulatory requirements at any stage during the regulatory process, including preclinical studies and clinical trials, the approval process, post-approval or in good manufacturing practices manufacturing requirements, may result in various adverse consequences to the combined company, including the FDA's delay in approval or refusal to approve a product, withdrawal of an approved product from the market or the imposition of criminal penalties against the manufacturer and NDA, PLA or BLA holder. No investigational new drug application ("IND") has been submitted for any product candidate resulting from Gene Logic's discovery programs, and no product candidate has been approved for commercialization in the United States or elsewhere. Gene Logic expects the combined company to rely on its strategic partners to file INDs and generally direct the regulatory approval process. There can be no assurance that the combined company's strategic partners will be able to conduct clinical testing or obtain necessary approvals from the FDA or other regulatory authorities for any products. Failure to obtain required governmental approvals will delay or preclude the combined company's strategic partners from marketing drugs or diagnostic products developed through the combined company's research or limit the commercial use of such products and could have a material adverse effect on the combined company's business, financial condition and results of operations.

     The Clinical Laboratory Improvement Act, as amended in 1988 ("CLIA"), provides for regulation of clinical laboratories by the United States Department of Health and Human Services ("HHS"). These regulations mandate that virtually all clinical laboratories be certified to perform testing on human specimens and provide specific conditions for certification. These regulations also contain requirements for the qualifications, responsibilities, training, working conditions and oversight of clinical laboratory employees. In addition, specific standards are imposed for each type of test that is performed in a laboratory. Oncormed's laboratory is certified under these regulations, and Oncormed believes that it is in substantial compliance with them. CLIA and the regulations promulgated thereunder are enforced through continuous quality inspections of test methods, equipment, instrumentation, materials and supplies on a bi-annual and "spot" basis. While the FDA minimally regulates the genetic analyses performed in Oncormed's CLIA certified clinical laboratory, there can be no assurance that the FDA will not seek to further regulate such tests in the future. If, in the future, the FDA should determine that any tests performed by the combined company should receive FDA approval, or impose other requirements, there can be no assurance that such requirement would be met on a timely basis or at all. Any change in CLIA or related regulations, or in the interpretation thereof, or in the combined company's certification under CLIA, or in the FDA's position on regulating genetic tests, could have a material adverse effect on the combined company's business, financial condition and results of operations. Oncormed's laboratory is licensed and regulated by the State of Maryland, in which it is located. Oncormed's laboratory is also regulated by certain other states from which Oncormed may accept specimens. Oncormed has received approval for a license from the State of New York and the State of Florida, and the combined company intends to seek approval from other states as required. No assurance can be given that the combined company will be able to obtain such approvals on a timely basis or at all. The loss of, or the failure to obtain, any required state license or other required approval, could have a material adverse effect on the combined company's business, financial condition and results of operations.

     The use of human tissue in medical research and the operation of human tissue repositories to collect, store and distribute human tissue materials for research purposes are regulated under federal regulations. These regulations mandate that institutional review boards ("IRBs") are the mechanism by which research protocols are reviewed and approved to assure the protection of human rights. The HHS Office for the Protection from Research Risks oversees this process and issues guidelines for IRBs to use when evaluating research protocols to assure informed consent and that privacy is protected and confidentiality is maintained. Some states have requirements that are similar to the foregoing guidelines. Oncormed believes that it is in compliance with federal and state regulations in the establishment and operation of a human tissue repository for use in genomic research. Oncormed operates its repository under an IRB-approved protocol and requires that all institutions and pathologists supplying tissue have an IRB-approved protocol to assure patient informed consent, privacy and confidentiality. Oncormed does not have access to patient identifiers. The use of human tissue, especially for genetic research, is continuously examined by a number of agencies. There are no assurances that federal or state regulations will not be passed in the future that would materially affect the combined company's ability to operate a human tissue repository.

     Gene Logic's and Oncormed's research and development activities involve the controlled use of certain biological and other hazardous materials, chemicals and various radioactive materials. Gene Logic and Oncormed are, and the combined company will be, subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of such materials and certain waste products. Although Gene Logic and Oncormed believe that their safety procedures for handling and disposing of such materials comply with the standards prescribed by federal, state and local laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the combined company could be held liable for any damages that result, and any liability could exceed the resources of the combined company.

     Although Oncormed's services are currently considered screening services under Medicare and are therefore excluded from coverage under Medicare, Oncormed's services may still be subject to laws, rules and regulations governing reimbursement and fraud and abuse and prohibiting the filing of false claims. These laws, rules and regulations include "anti-kickback" and "Stark" laws, which contain extremely broad proscriptions, the violation of which may result in exclusion from Medicare and Medicaid and criminal and civil penalties. In addition, Oncormed is subject to state laws, rules and regulations limiting certain financial relationships between health care service providers and physicians and other referral sources as well as state Medicaid requirements. Although Oncormed believes that it is in substantial compliance with all applicable laws, rules and regulations, there can be no assurance that the combined company will remain in compliance with applicable laws, rules and regulations or that changes in, or new interpretations of, existing laws, rules and regulations would not have a material adverse effect on the combined company's business, financial condition and results of operations. See "Gene Logic Business -- Government Regulation."

EXPANSION OF OPERATIONS; MANAGEMENT OF GROWTH

     Gene Logic has recently experienced, and expects the combined company to continue to experience, significant growth in the number of its employees and the scope of its operations. Gene Logic has significantly increased the scale of its operations and number of employees to support its partnered and independent discovery programs and to manage its strategic alliances. The number of full-time employees of Gene Logic increased from three on January 1, 1996 to 114 on June 30, 1998, and in March 1998 Gene Logic relocated its principal business offices. This growth and relocation has placed a significant strain on Gene Logic's management, operations and systems and may continue to place a significant strain on the combined company's management, operations and systems. The combined company's ability to manage such growth effectively will depend upon its broadening its management team and attracting, hiring and retaining skilled employees. In addition, in order to increase capacity to remain competitive and satisfy the needs of current and future strategic partners, the combined company will be required to acquire additional capital equipment and resources. There can be no assurance that the combined company will be able to manage its growth, and the combined company's inability to manage growth effectively could have a material adverse effect on the combined company's business, financial condition and results of operations. See "Gene Logic Business -- Employees" and "-- Facilities."

LIMITED CLINICAL DEVELOPMENT, MANUFACTURING, MARKETING AND SALES EXPERIENCE

     Gene Logic has made no investment in therapeutic, diagnostic or other life science product manufacturing, marketing or sales resources and does not expect the combined company generally to engage directly in the manufacturing, marketing or sale of such products. Instead, Gene Logic expects the combined company's strategic partners to pursue the commercialization of products based upon or discovered using the combined company's technologies. There can be no assurance that the combined company will be able to enter into such arrangements with others for the commercialization of products on acceptable terms, if at all. The combined company will be dependent to a significant extent on partners, licensees or other entities for development, manufacturing and commercialization of such products. The combined company's dependence upon third parties for the manufacture, marketing and sales of products may materially adversely affect the combined company's ability to develop and deliver such products on a timely and competitive basis, if at all. To the extent the combined company directly engages in development, manufacturing and marketing of certain therapeutic, diagnostic or other life science products, it will require substantial additional funds, personnel and production facilities. See "-- Reliance on Strategic Partners and Licensees."

RISK OF LIABILITY

     Clinical trials, manufacturing, marketing and sale of any of the combined company's or its partners' potential products may expose the combined company to liability claims from the use of such products. Gene Logic currently maintains product liability insurance. In addition, genetic testing and information services that have been provided by Oncormed could expose the combined company to the risk of certain types of litigation, including medical malpractice or negligence claims or contract disputes. Oncormed currently maintains medical malpractice insurance coverage with respect to such past services. There can be no assurance, however, that such product liability and medical malpractice insurance maintained by Gene Logic and Oncormed will be adequate to protect Gene Logic or the combined company against future claims or that insurance will be available to the combined company in the future on acceptable terms, if at all. The inability to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability or medical malpractice claims could prevent or inhibit the commercialization of products or services developed by the combined company or its partners. A product liability claim or recall or a medical malpractice claim would have a material adverse effect on the combined company's business, financial condition and results of operations.

POSSIBLE VOLATILITY OF STOCK PRICE

     The market prices for securities of biotechnology and pharmaceutical companies have been highly volatile, and the market has experienced significant price and volume fluctuations that are often unrelated to the operating performance of particular companies. Announcements of technological innovations or new commercial products by the combined company or its competitors, disputes or other developments concerning proprietary rights, including patents and litigation matters, developments concerning strategic alliance agreements or licensing arrangements, publicity regarding actual or potential results with respect to products, or technology under development by the combined company, its strategic partners or to the efficacy of new technologies, quarterly fluctuations in the combined company's operating results, future sales of substantial amounts of Gene Logic Common Stock by existing stockholders of Gene Logic and Oncormed and comments by securities analysts, as well as general market conditions and other factors, may have a significant impact on the market price of the Gene Logic Common Stock. In particular, the realization of any of the risks described in these "Risk Factors" could have a material adverse impact on such market price.

ANTI-TAKEOVER PROVISIONS

     The Gene Logic Certificate provides for staggered terms for the members of the Board of Directors. In addition, the Gene Logic Certificate authorizes the Board of Directors of Gene Logic, without stockholder approval, to issue additional shares of Gene Logic Common Stock and to fix the rights, preferences and privileges of and issue additional shares of Gene Logic Preferred Stock with voting, conversion, dividend and other rights and preferences that could adversely affect the voting power or other rights of the holders of Gene Logic Common Stock. The issuance of Gene Logic Preferred Stock, rights to purchase Gene Logic Preferred Stock or additional shares of Gene Logic Common Stock may have the effect of delaying or preventing a change in control of the combined company. In addition, the possible issuance of Gene Logic Preferred Stock or additional shares of Gene Logic Common Stock could discourage a proxy contest, make more difficult the acquisition of a substantial block of Gene Logic's Common Stock or limit the price that investors might be willing to pay for shares of Gene Logic's Common Stock. Further, the Gene Logic Certificate provides that any action required or permitted to be taken by stockholders of Gene Logic must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent. Special meetings of the stockholders of Gene Logic may be called only by the Chairman of the Board of Directors, the President of Gene Logic or by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors. These and other provisions contained in the Gene Logic Certificate and Gene Logic By-laws, as well as certain provisions of Delaware law, could delay or make more difficult certain types of transactions involving an actual or potential change in control of the combined company or its management (including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices) and may limit the ability of stockholders to remove current management of the combined company or approve transactions that stockholders may deem to be in their best interests and, therefore, could adversely affect the price of the Gene Logic Common Stock. See "Comparison of Rights of Holders of Gene Logic Common Stock and Holders of Oncormed Common Stock."

ACQUISITIONS

     Gene Logic expects that the combined company may consider the acquisition of complementary businesses and technologies as appropriate. The combined company's ability to effect any such acquisition successfully will depend upon the availability of suitable acquisition candidates and whether acquisitions can be completed on acceptable terms. Competition from other acquirors may adversely affect both the availability and terms of future acquisitions. Further acquisitions by the combined company may require the use of debt or equity financing. There can be no assurance that any such acquisition will be successful or result in the expected benefits to the combined company.

             UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA

     The following unaudited pro forma combined condensed financial data is provided for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been consummated, nor is it necessarily indicative of future operating results or financial position. The unaudited pro forma combined condensed financial data presented below has been derived from the historical financial statements of each of Gene Logic and Oncormed and give effect to (i) the Merger as a purchase of Oncormed by Gene Logic, and (ii) the costs associated with the consummation of the Merger. The unaudited pro forma combined condensed balance sheet gives effect to the Merger as if it had occurred on March 31, 1998 using Gene Logic's and Oncormed's respective March 31, 1998 financial statements. The unaudited pro forma combined condensed statements of operations give effect to the Merger as if it had occurred on January 1, 1997, the beginning of the last full fiscal year of each of Gene Logic and Oncormed. The pro forma adjustments are based on preliminary estimates, available information and certain assumptions that management deems appropriate. The unaudited pro forma combined condensed financial data does not purport to represent what the combined company's financial position or results of operations would actually have been if such transactions in fact had occurred on those dates or to project the combined company's financial position or results of operations for any future period. The unaudited pro forma combined condensed financial statements should be read in conjunction with Gene Logic's and Oncormed's financial statements and the notes thereto included elsewhere herein.

         SUMMARY UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                            THREE MONTHS ENDED       YEAR ENDED
                                                              MARCH 31, 1998      DECEMBER 31, 1997
                                                            ------------------    -----------------
Pro Forma Statement of Operations Data:
  Revenue.................................................       $ 2,460              $  3,007
  Net (loss)..............................................        (5,192)              (18,697)
  Net (loss) per common share.............................         (0.28)                (2.86)(1)
  Weighted average shares outstanding.....................        18,750                 6,988(1)

                                                              MARCH 31, 1998
                                                              --------------
Pro Forma Balance Sheet Data:
  Cash, cash equivalent and marketable securities...........     $44,094
  Total assets..............................................      59,658
  Stockholders' equity......................................      47,405
  Book value per common share...............................        2.53
  Common shares.............................................      18,750

---------------
(1) Assuming the conversion of Gene Logic convertible preferred shares that automatically converted to Gene Logic Common Stock upon the completion of Gene Logic's initial public offering using the if-converted method from the original date of issuance, the pro forma net loss per common share and weighted average shares outstanding would be $(1.45) and 12,854,000, respectively.

              COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

                                                         THREE MONTHS ENDED         YEAR ENDED
                                                           MARCH 31, 1998      DECEMBER 31, 1997(1)
                                                         ------------------    --------------------
Net Loss per Common Share:
  (Basic and diluted)
  Historical Gene Logic................................        $(0.15)                $(3.97)
  Historical Oncormed..................................         (0.40)                 (1.39)
  Pro forma combined...................................         (0.28)                 (2.86)
  Pro forma equivalent.................................         (0.13)                 (1.33)

                                                             MARCH 31, 1998
                                                             --------------
Book Value per Common Share:
  Historical Gene Logic.....................................     $3.19
  Historical Oncormed.......................................      0.08
  Pro forma combined........................................      2.53
  Pro forma equivalent......................................      1.18

---------------
(1) Assuming the conversion of Gene Logic convertible preferred shares that automatically converted to Gene Logic Common Stock upon the completion of Gene Logic's initial public offering using the if-converted method from the original date of issuance, the amounts would be as follows:

(Basic and diluted)
Historical Gene Logic.......................................  $(0.90)
Historical Oncormed.........................................   (1.39)
Pro forma combined..........................................   (1.45)
Pro forma equivalent........................................   (0.67)

                            GENE LOGIC AND ONCORMED

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                              AS OF MARCH 31, 1998

                                                      HISTORICAL
                                                    MARCH 31, 1998                PRO FORMA
                                                ----------------------    -------------------------
                                                GENE LOGIC    ONCORMED    ADJUSTMENTS      COMBINED
                                                ----------    --------    -----------      --------
                                                                  (IN THOUSANDS)
ASSETS
Current Assets:
  Cash and Cash Equivalents...................   $37,455       $3,167       $ (890)(6)     $39,732
  Marketable Securities.......................     4,362           --           --           4,362
  Receivables.................................       353          144           --             497
  Other Current Assets........................     1,609          190           --           1,799
                                                 -------       ------       ------         -------
                                                  43,779        3,501         (890)         46,390
Property and Equipment, net...................     7,620          985          (30)(2)       8,575
Intangible and Other Assets, net..............       903           --        3,790(2)        4,693
                                                 -------       ------       ------         -------
                                                 $52,302       $4,486       $2,870         $59,658
                                                 =======       ======       ======         =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts Payable............................   $   627       $  852       $   --(2)      $ 1,479
  Accrued Liabilities.........................     2,882        1,148           --           4,030
  Accrued restructuring.......................        --           --          500             500
  Debt and Capital Lease Obligation...........       560           --           --             560
  Deferred Revenue............................     2,476        1,116           --           3,592
                                                 -------       ------       ------         -------
                                                   6,545        3,116          500          10,161
Long-term Debt and Capital Lease Obligation...       858          716           --           1,574
Deferred Revenue..............................       117            6           --             123
Other.........................................       395           --           --             395
Stockholders' Equity..........................    44,387          648        2,370(2)(5)    47,405
                                                 -------       ------       ------         -------
                                                 $52,302       $4,486       $2,870         $59,658
                                                 =======       ======       ======         =======

See accompanying Notes to Unaudited Pro Forma Combined Condensed Financial Data.

                            GENE LOGIC AND ONCORMED

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                HISTORICAL YEAR ENDED
                                                  DECEMBER 31, 1997              PRO FORMA
                                                ----------------------    -----------------------
                                                GENE LOGIC    ONCORMED    ADJUSTMENTS    COMBINED
                                                ----------    --------    -----------    --------
                                                                 (IN THOUSANDS)
Revenues......................................   $ 2,047      $    960      $    --      $  3,007
Operating Expenses:
  Cost of sales -- direct.....................        --           474           --           474
  Laboratory operations.......................        --         3,426           --         3,426
  Research and development....................     6,061           773           --         6,834
  Selling, general and administrative.........     3,826         5,780           --         9,606
  Acquired in-process research and development
     projects.................................        --         1,481           --(1)      1,481
  Amortization of goodwill....................        --            --          756(2)        756
                                                 -------      --------      -------      --------
     Total operating expenses.................     9,887        11,934          756        22,577
                                                 -------      --------      -------      --------
Operating loss................................    (7,840)      (10,974)        (756)      (19,570)
  Interest income, net........................       745           228           --           973
  Other expense...............................        --            --           --            --
  Income tax expense..........................      (100)           --           --          (100)
                                                 -------      --------      -------      --------
Net loss......................................    (7,195)      (10,746)        (756)      (18,697)
Preferred stock dividends and accretion.......     1,286            --           --         1,286
                                                 -------      --------      -------      --------
Net loss attributable to common
  stockholders................................   $(8,481)     $(10,746)     $  (756)     $(19,983)
                                                 =======      ========      =======      ========
Basic and diluted net loss per share..........   $ (3.97)     $  (1.39)                  $  (2.86)(3)
                                                 =======      ========                   ========
Basic and diluted weighted average shares
  outstanding.................................     2,138         7,709                      6,988(3)
                                                 =======      ========                   ========
Pro forma net loss per share..................   $ (0.90)                                $  (1.45)(3)
                                                 =======                                 ========
Pro forma weighted average shares
  outstanding.................................     8,004                                   12,854(3)
                                                 =======                                 ========

See accompanying Notes to Unaudited Pro Forma Combined Condensed Financial Data.

                            GENE LOGIC AND ONCORMED

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1998

                                                  HISTORICAL THREE MONTHS
                                                    ENDED MARCH 31, 1998             PRO FORMA
                                                  ------------------------    -----------------------
                                                  GENE LOGIC     ONCORMED     ADJUSTMENTS    COMBINED
                                                  -----------    ---------    -----------    --------
                                                                    (IN THOUSANDS)
Revenues........................................    $ 2,196       $   264       $    --      $ 2,460
Operating Expenses:
  Cost of sales -- direct.......................         --           197            --          197
  Laboratory operations.........................         --           807            --          807
  Research and development......................      3,237           173            --        3,410
  Selling, general and administrative...........      1,596         1,986            --        3,582
  Acquired in-process research and development
     projects...................................         --            --            --(1)        --
  Amortization of goodwill......................         --            --           189(2)       189
                                                    -------       -------       -------      -------
     Total operating expenses...................      4,833         3,163           189        8,185
                                                    -------       -------       -------      -------
Operating loss..................................     (2,637)       (2,899)         (189)      (5,725)
  Interest income, net..........................        607             7            --          614
  Other expense.................................        (81)           --            --          (81)
  Income tax expense............................         --            --            --           --
                                                    -------       -------       -------      -------
Net loss........................................     (2,111)       (2,892)         (189)      (5,192)
Preferred stock dividends and accretion.........         --          (282)          282(4)        --
                                                    -------       -------       -------      -------
Net loss attributable to common stockholders....    $(2,111)      $(3,174)      $    93      $(5,192)
                                                    =======       =======       =======      =======
Basic and diluted net loss per share............    $ (0.15)      $ (0.40)                   $ (0.28)(3)
                                                    =======       =======                    =======
Basic and diluted weighted average shares
  outstanding...................................     13,900         7,882                     18,750(3)
                                                    =======       =======                    =======

See accompanying Notes to Unaudited Pro Forma Combined Condensed Financial Data.

                          NOTES TO UNAUDITED PRO FORMA
                       COMBINED CONDENSED FINANCIAL DATA

     The unaudited pro forma combined condensed financial data reflect the Merger of Oncormed into Merger Sub and have been prepared under the purchase method of accounting. Adjustments reflected in these unaudited pro forma financial statements include the following:

          (1) In connection with the Merger, Gene Logic expects to record a write-off of acquired in-process research and development of approximately $35,200,000, which will be recorded when the Merger is consummated. This amount has not been included in the pro forma combined condensed statements of operation because it is a nonrecurring charge attributable to the transaction.

          (2) The estimated total purchase price ($39,110,000) includes the value of the Gene Logic Common Stock to be issued by Gene Logic to the Oncormed stockholders and transaction costs. No purchase price allocation has been included for the warrants assumed since their value, calculated using the Black-Scholes model, is immaterial. In connection with the purchase, property and equipment has been written down by $30,000 to fair value, and a restructuring liability of $500,000 for employee severance has been recorded. The excess of the purchase price over the estimated and tangible and intangible value ($35,320,000, including in-process research and development) of assets acquired has been allocated to goodwill. It is expected that goodwill will be amortized over 5 years.

          (3) Basic and diluted net loss per share have been calculated assuming the aggregate of 4,849,815 shares issuable in the Merger were outstanding for all periods. Pro forma net loss per share has been calculated also assuming the conversion of Gene Logic convertible preferred shares that automatically converted to Gene Logic Common Stock upon the completion of Gene Logic's initial public offering using the if-converted method from the original date of issuance.

          (4) Accretion of dividends on the Oncormed Preferred Stock will no longer be recorded upon the conversion of the Oncormed Preferred Stock into Oncormed Common Stock.

          (5) In the Merger, Gene Logic will issue an aggregate of 4,849,815 shares of Gene Logic Common Stock to the Oncormed stockholders; provided, however, that in the event that the Closing Price is more than $7.88 per share, then the total number shares of Gene Logic Common Stock to be issued shall be equal to $38,204,420 divided by the Closing Price.

          (6) Financial advisory fees, legal and accounting expenses, and other transaction costs of Gene Logic are estimated to be $890,000.

                         THE GENE LOGIC SPECIAL MEETING

DATE, TIME AND PLACE

     The Gene Logic Special Meeting will be held at the principal executive offices of Gene Logic located at 708 Quince Orchard Road, Gaithersburg, Maryland
20878 on             , 1998, at 10:00 a.m., local time.

RECORD DATE AND OUTSTANDING SHARES

     Only holders of record of Gene Logic Common Stock at the close of business
on             , 1998, the Record Date, are entitled to notice of and to vote at the Gene Logic Special Meeting. As of the close of business on the Record Date,
there were                shares of Gene Logic Common Stock outstanding and
entitled to vote, held of record by approximately                stockholders.
Each Gene Logic stockholder is entitled to one vote for each share of Gene Logic Common Stock held as of the Record Date.

VOTING OF PROXIES

     The Gene Logic proxy accompanying this Prospectus/Joint Proxy Statement is solicited on behalf of the Gene Logic Board for use at the Gene Logic Special Meeting and at any adjournment or postponement thereof. Gene Logic stockholders are requested to complete, date and sign the accompanying proxy and promptly return it in the accompanying envelope. All proxies that are properly executed and returned, and that are not revoked, will be voted at the Gene Logic Special Meeting in accordance with the instructions indicated on the proxies or, if no direction is indicated, FOR the Merger Proposal, as unanimously recommended by the Gene Logic Board as indicated herein. The Gene Logic Board is not currently aware of any business to be brought before the Gene Logic Special Meeting other than the Merger Proposal referred to in this Prospectus/Joint Proxy Statement and specified in the accompanying notice of the Gene Logic Special Meeting. As to any other business that may properly come before the Gene Logic Special Meeting, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of the persons voting such proxies.

REVOCABILITY OF PROXIES

     A Gene Logic stockholder who has executed and returned a proxy may revoke it at any time before it is voted at the Gene Logic Special Meeting by (i) executing and returning a proxy bearing a later date prior to the vote at the Gene Logic Special Meeting, (ii) delivering written notice (by any means including facsimile) of such revocation with the Corporate Secretary of Gene Logic stating that the proxy is revoked or (iii) attending the Gene Logic Special Meeting and voting in person (although attendance at the Gene Logic Special Meeting will not, by itself, revoke a proxy). All written notices of revocation and other communications with respect to revocation of Gene Logic proxies should be addressed to: Gene Logic Inc., 708 Quince Orchard Road, Gaithersburg, Maryland 20878, Attention: Corporate Secretary.

VOTE REQUIRED

     Approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Gene Logic Common Stock entitled to vote on the Record Date. Each stockholder of record of Gene Logic Common Stock on the Record Date is entitled to cast one vote per share, exercisable in person or by properly executed proxy, on each matter properly submitted for the vote of the stockholders of Gene Logic at the Gene Logic Special Meeting. As a group, all directors and executive officers of Gene Logic
and their respective affiliates beneficially owned                shares, or
approximately      % of the Gene Logic Common Stock outstanding on the Record
Date.

QUORUM; ABSTENTIONS AND BROKER NON-VOTES

     The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Gene Logic Common Stock entitled to vote at the Gene Logic Special Meeting is necessary to constitute a quorum for the transaction of business at the Gene Logic Special Meeting. Abstentions and broker non-votes will each be included in determining whether a quorum is present and each will have the same effect as a vote against the Merger Proposal.

SOLICITATION OF PROXIES AND EXPENSES

     Gene Logic and Oncormed will share equally the fees and costs, except attorneys' and accountants' fees, of filing and printing this Prospectus/Joint Proxy Statement. Gene Logic will bear all attorneys' and accountants' fees incurred by Gene Logic in connection with filing and printing this Prospectus/Joint Proxy Statement and the entire fees and costs incurred in the mailing of this Prospectus/Joint Proxy Statement, proxy and any additional information furnished to Gene Logic's stockholders. Copies of the solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of Gene Logic Common Stock beneficially owned by others to forward to such beneficial owners. Gene Logic may reimburse persons representing beneficial owners of Gene Logic Common Stock for their costs of forwarding solicitation materials to such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, facsimile or personal solicitation by directors, officers or other employees of Gene Logic. No additional compensation will be paid to such persons for such solicitation services.

BOARD RECOMMENDATION

     THE GENE LOGIC BOARD BELIEVES THAT THE MERGER IS IN THE BEST INTERESTS OF GENE LOGIC AND ITS STOCKHOLDERS. THE GENE LOGIC BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE MERGER PROPOSAL BY THE GENE LOGIC STOCKHOLDERS.

                          THE ONCORMED SPECIAL MEETING

DATE, TIME AND PLACE

     The Oncormed Special Meeting will be held at the principal executive offices of Oncormed located at 205 Perry Parkway, Gaithersburg, Maryland 20877
on             , 1998, at 10:00 a.m., local time.

RECORD DATE AND OUTSTANDING SHARES

     Only holders of record of Oncormed Common Stock at the close of business on
            , 1998, the Record Date, are entitled to notice of and to vote at the Oncormed Special Meeting. As of the close of business on the Record Date,
there were                shares of Oncormed Common Stock outstanding and
entitled to vote, held of record by approximately                stockholders.
Each Oncormed stockholder is entitled to one vote for each share of Oncormed Common Stock held as of the Record Date.

VOTING OF PROXIES

     The Oncormed proxy accompanying this Prospectus/Joint Proxy Statement is solicited on behalf of the Oncormed Board for use at the Oncormed Special Meeting and at any adjournment or postponement thereof. Oncormed stockholders are requested to complete, date and sign the accompanying proxy and promptly return it in the accompanying envelope. All proxies that are properly executed and returned, and that are not revoked, will be voted at the Oncormed Special Meeting in accordance with the instructions indicated on the proxies or, if no direction is indicated, FOR the Merger Proposal, as unanimously recommended by the Oncormed Board as indicated herein. The Oncormed Board is not currently aware of any business to be brought before the Oncormed Special Meeting other than the Merger Proposal referred to in this Prospectus/Joint Proxy Statement and specified in the accompanying notice of the Oncormed Special Meeting. As to any other business that may properly come before the Oncormed Special Meeting, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of the persons voting such proxies.

REVOCABILITY OF PROXIES

     Any Oncormed stockholder, other than a Voting Agreement Stockholder, who has executed and returned a proxy may revoke it at any time before it is voted at the Oncormed Special Meeting by (i) executing and returning a proxy bearing a later date prior to the vote at the Oncormed Special Meeting, (ii) delivering written notice (by any means including facsimile) of such revocation with the Corporate Secretary of Oncormed stating that the proxy is revoked or (iii) attending the Oncormed Special Meeting and voting in person (although attendance at the Oncormed Special Meeting will not, by itself, revoke a proxy). The Voting
Agreement Stockholders, who together hold in the aggregate                shares
of Oncormed Common Stock, or approximately      % of the Oncormed Common Stock
outstanding on the Record Date, have agreed to vote and have granted irrevocable proxies to Gene Logic to vote all of the shares of Oncormed Common Stock over which such persons have voting power or control on the Record Date in favor of the Merger Proposal. All written notices of revocation and other communications with respect to revocation of Oncormed proxies should be addressed to: Oncormed, Inc., 205 Perry Parkway, Gaithersburg, Maryland 20877, Attention: Corporate Secretary.

VOTE REQUIRED

     Approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Oncormed Common Stock entitled to vote on the Record Date. Each stockholder of record of Oncormed Common Stock on the Record Date is entitled to cast one vote per share, exercisable in person or by properly executed proxy, on each matter properly submitted for the vote of the stockholders of Oncormed at the Oncormed Special Meeting. The Voting Agreement Stockholders, who together hold in the aggregate
               shares of Oncormed Common Stock, or approximately      % of the
Oncormed Common Stock outstanding on the Record Date, have agreed to vote and have granted irrevocable proxies to

Gene Logic to vote all of the shares of Oncormed Common Stock over which such persons have voting power or control on the Record Date in favor of the Merger Proposal. See "The Merger and Related Transactions -- Related Agreements and Interests of Certain Persons in the Merger -- Voting Agreements."

QUORUM; ABSTENTIONS AND BROKER NON-VOTES

     The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Oncormed Common Stock entitled to vote at the Oncormed Special Meeting is necessary to constitute a quorum for the transaction of business at the Oncormed Special Meeting. Abstentions and broker non-votes will each be included in determining whether a quorum is present and each will have the same effect as a negative vote against the Merger Proposal.

SOLICITATION OF PROXIES AND EXPENSES

     Gene Logic and Oncormed will share equally the fees and costs, except attorneys' and accountants' fees, of filing and printing this Prospectus/Joint Proxy Statement. Oncormed will bear all attorneys' and accountant's fees incurred by Oncormed in connection with the filing and printing this Prospectus/Joint Proxy Statement. Oncormed will bear all costs incurred in the mailing of this Prospectus/Joint Proxy Statement, proxy and any additional information furnished to its stockholders and the solicitation of proxies in connection with the Oncormed Special Meeting. Copies of the solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of Oncormed Common Stock beneficially owned by others to forward to such beneficial owners. Oncormed may reimburse persons representing beneficial owners of Oncormed Common Stock for their costs of forwarding solicitation materials to such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, facsimile or personal solicitation by directors, officers or other employees of Oncormed. No additional compensation will be paid to such persons for such solicitation services.

BOARD RECOMMENDATION

     THE ONCORMED BOARD BELIEVES THAT THE MERGER IS IN THE BEST INTERESTS OF ONCORMED AND ITS STOCKHOLDERS. THE ONCORMED BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE MERGER PROPOSAL BY THE ONCORMED STOCKHOLDERS.

                      THE MERGER AND RELATED TRANSACTIONS

     This Prospectus/Joint Proxy Statement contains forward-looking statements that involve risks and uncertainties, including, among others, statements as to the benefits expected to be realized as a result of the Merger, future financial performance of the combined company (referring to Gene Logic and Merger Sub, assuming the merger of Oncormed with and into Merger Sub in the Merger), the analysis performed by the financial advisors to Gene Logic and Oncormed, the timing of availability of products under development, the ability to commercialize products developed under collaborations and alliances, the performance and utility of the combined company's products and services, and the adequacy of capital resources. The combined company's actual results may differ materially from those anticipated in these forward-looking statements as a result of risks and uncertainties, including those set forth in the section entitled "Risk Factors" and elsewhere in this Prospectus/Joint Proxy Statement. Stockholders of each of Gene Logic and Oncormed are urged to consider carefully the discussion of such risks and uncertainties in determining whether or not to vote for the Merger Proposal and are cautioned not to place undue reliance on the forward-looking statements contained in this Prospectus/Joint Proxy Statement, which speak only as of the date hereof. Neither Gene Logic nor Oncormed undertakes any obligations to release publicly any revisions to such forward-looking statements which may be made to reflect events or circumstances occurring after the date hereof. See "-- Gene Logic's Reasons for the Merger," "-- Gene Logic Board Recommendation," "-- Opinion of ING Baring Furman Selz LLC," "-- Oncormed's Reasons for the Merger," "-- Oncormed Board Recommendation," "-- Opinion of Hambrecht & Quist LLC," "Gene Logic Business" and "Oncormed Business." There are a number of important factors that could cause actual results to differ materially from those indicated by such forward-looking statements including, those set forth in this Prospectus/Joint Proxy Statement under "Risk Factors."

     The discussion in this Prospectus/Joint Proxy Statement relating to the Merger, the Merger Agreement and the related agreements and transactions contemplated thereby are subject to and qualified in their entirety by reference to the Merger Agreement and related agreements, copies of which are either attached hereto as Appendices or incorporated herein by reference. All Gene Logic and Oncormed stockholders are urged to read the Merger Agreement in its entirety, including the Appendices hereto and all documents incorporated herein by reference.

GENERAL

     The Merger will be consummated following the approval of the Merger Proposal by the Gene Logic stockholders and the Oncormed stockholders and upon the satisfaction or waiver of all other conditions to consummation of the Merger (the "Closing Date"). The Merger will become effective at the time of filing of a properly executed certificate of merger with the office of the Secretary of State of the State of Delaware. At the Effective Time, Oncormed will be merged with and into Merger Sub, a newly formed Delaware corporation and wholly owned subsidiary of Gene Logic, whereby Oncormed will cease to exist and Merger Sub will be the surviving corporation and a wholly owned subsidiary of Gene Logic. As described below, the stockholders of Oncormed will become stockholders of Gene Logic, and their rights will be governed by the Gene Logic Certificate and the Gene Logic By-laws. See "Comparison of Rights of Holders of Gene Logic Common Stock and Holders of Oncormed Common Stock."

     There will be no change in the current Board of Directors and executive officers of Gene Logic as a result of the Merger, except that Dr. Douglas Dolginow, currently the President and Chief Operating Officer of Oncormed, will become a Senior Vice President of Gene Logic. In addition, Dr. Timothy Triche, the current Chief Executive Officer and Chairman of the Board of Oncormed, will provide consulting services to Gene Logic. The Board of Directors and executive officers of Merger Sub (as the surviving corporation) prior to the Effective Time will continue to serve in the same positions with Merger Sub after the Effective Time. The directors of Merger Sub are Drs. Michael J. Brennan and Alan
G. Walton and the executive officers of Merger Sub are Dr. Michael J. Brennan, President and Chief Executive Officer and Mark D. Gessler, Chief Financial Officer and Secretary. See "-- Related Agreements and Interests of Certain Persons in the Merger -- Employment, Consulting and Separation Agreements" for a discussion of the terms of the employment agreement with Dr. Dolginow and the consulting agreement with Dr. Triche.

MERGER CONSIDERATION; CONVERSION OF SHARES

     Merger Consideration. In the Merger, Gene Logic will issue an aggregate of 4,849,815 shares of Gene Logic Common Stock to the Oncormed stockholders (the "Total Merger Shares"); provided however, that in the event that the Closing Price is more than $7.88 per share, then the Total Merger Shares shall be reduced to a number of shares of Gene Logic Common Stock equal to $38,204,420 divided by the Closing Price; provided, further that in the event the Closing Price of Gene Logic Common Stock is less than $6.34 per share, Oncormed may
terminate the Merger Agreement in accordance with its terms. At               ,
1998, the closing sales price of a share of Gene Logic Common Stock as reported
on the Nasdaq NMS was $          and the closing sales price of a share of
Oncormed Common Stock as reported on the AMEX was $          .

     Exchange Ratio. As a result of the Merger, each share of Oncormed Common Stock outstanding immediately prior to the Effective Time will be converted into the right to receive in exchange therefor that fraction of a share of Gene Logic Common Stock equal to the Exchange Ratio. The Exchange Ratio will be determined by dividing the Total Merger Shares by the number of shares of Oncormed Common Stock outstanding immediately prior to the Effective Time (including all shares of Oncormed Common Stock issuable upon conversion of all of the shares of Oncormed Preferred Stock outstanding immediately prior to the Effective Time). If the outstanding shares of Gene Logic Common Stock on the one hand or Oncormed Common Stock or Oncormed Preferred Stock on the other hand, are changed into a different number or class of shares by reason of any dividend or recapitalization of the parties, then the Total Merger Shares or the Exchange Ratio, respectively would be appropriately adjusted.

     Oncormed Common Stock Outstanding Immediately Prior to the Effective
Time. As a result of the Merger, each share of Oncormed Common Stock outstanding immediately prior to the Effective Time will be converted into the right to receive in exchange therefor that fraction of a share of Gene Logic Common Stock equal to the Exchange Ratio. The Exchange Ratio will be determined by dividing the Total Merger Shares by the Outstanding Oncormed Common Stock. See "-- Merger Consideration" and "-- Exchange Ratio" for a discussion of those factors which may affect the number of Total Merger Shares to be issued in connection with the Merger.

     Solely for purposes of determining an Exchange Ratio for use throughout this Prospectus/Joint Proxy Statement, it is assumed that the Outstanding Oncormed Common Stock shall equal 10,438,781 shares of Oncormed Common Stock, consisting of (i) an aggregate of 7,887,300 shares of Oncormed Common Stock which were issued and outstanding as of July 6, 1998 (the date of the Merger Agreement); (ii) an aggregate of 1,574,915 shares of Oncormed Common Stock issued or issuable upon conversion of the Oncormed Preferred Stock, which conversion is to be effected prior to the Effective Time; (iii) an aggregate of 60,205 shares of Oncormed Common Stock issued or issuable to the holders of Oncormed Preferred Stock upon conversion of the Oncormed Preferred Stock in consideration of dividends accrued on the Oncormed Preferred Stock at the time of such conversions, assuming all outstanding shares of Oncormed Preferred Stock were converted into Oncormed Common Stock on October 31, 1998 (the "Dividend Shares"); (iv) an aggregate of 825,642 shares of Oncormed Common Stock issued or issuable to the holders of certain outstanding options to purchase Oncormed Common Stock, which options shall terminate to the extent not exercised on or prior to the Effective Time; and (v) an aggregate of 90,719 shares of Oncormed Common Stock issued or issuable to Incyte upon the exercise of the options set forth in clause (iv) hereof. However, the Outstanding Oncormed Common Stock may be greater or less than the number of shares set forth above based on a number of factors, including (i) the number of shares of Oncormed Common Stock which may be issued upon the exercise of any warrants to acquire Oncormed Common Stock prior to the Effective Time; (ii) the timing of the actual conversion of shares of Oncormed Preferred Stock into Oncormed Common Stock and the price of the Oncormed Common Stock at such time for purposes of determining the aggregate number of Dividend Shares issuable; (iii) the number of shares of Oncormed Common Stock actually issued upon the exercise of outstanding options to purchase Oncormed Common Stock; and (iv) the number of shares of Oncormed Common Stock actually issued to Incyte upon the exercise of the options set forth in clause (iv) of the immediately preceding sentence. Accordingly, there can be no assurance as to the actual capitalization of Oncormed as of the Effective Time.

     Assuming therefore, for purposes of this Prospectus/Joint Proxy Statement, that (i) the Total Merger Shares shall equal 4,849,815 shares of Gene Logic Common Stock, and (ii) the Outstanding Oncormed Common Stock shall equal 10,438,781 shares of Oncormed Common Stock (as more fully described in the following paragraph), then the Assumed Exchange Ratio would equal .4646. However, for the reasons set forth above and throughout this Prospectus/Joint Proxy Statement, there can be no assurance as to the actual capitalization of Gene Logic or Oncormed as of the Effective Time or of Gene Logic at any time following the Effective Time. Accordingly, at the Effective Time, the actual Exchange Ratio may be greater or less than the Assumed Exchange Ratio.

     Fractional Shares. No fractional shares of Gene Logic Common Stock will be issued in the Merger. Instead, each Oncormed stockholder who would otherwise be entitled to a fractional share of Gene Logic Common Stock will receive an amount of cash equal to the closing sales price of a share of Gene Logic Common Stock on the Closing Date multiplied by the fraction of a share of Gene Logic Common Stock to which the Oncormed stockholder would otherwise be entitled. Gene Logic expects to use its current cash resources to fund the payments for fractional shares.

     Treatment of Oncormed Warrants. As a result of the Merger, Gene Logic will assume warrants to purchase approximately 1,088,896 shares of Oncormed Common Stock outstanding as of the close of business on the Record Date. Each such warrant will be deemed to constitute a warrant to acquire, on the same terms and conditions as were applicable to such warrant as of the Effective Time, that whole number of shares of Gene Logic Common Stock to which that holder of such warrant would have been entitled to receive pursuant to the Merger had such warrant been exercised in full prior to the Effective Time, at a price per share equal to the exercise price per share under such warrant divided by the Exchange Ratio. Following the Merger, an aggregate of approximately 505,898 shares of Gene Logic Common Stock will be issuable upon exercise of such warrants based on the Assumed Exchange Ratio. See "-- Related Agreements and Interests of Certain Persons in the Merger -- Warrants."

     Treatment of Oncormed Convertible Note. As a result of the Merger, Gene Logic will assume a note outstanding payable by Oncormed to Oncor in the principal amount of $715,751, which is convertible at the option of the holder, Oncor Finance, Inc., a subsidiary of Oncor ("Oncor Finance"), into 35,787 shares of Oncormed Common Stock at a conversion price of $20 per share. Following the Merger, an aggregate of approximately 16,626 shares of Gene Logic Common Stock will be issuable upon conversion of such note at a conversion price of approximately $43 per share based on the Assumed Exchange Ratio. See "-- Related Agreements and Interests of Certain Persons in the Merger -- Convertible Note."

     Treatment of Oncormed Stock Options. By their terms, the vesting of all outstanding options to acquire Oncormed Common Stock will accelerate and become fully exercisable prior to the Effective Time and, if not exercised prior to the Effective Time, will terminate and cease to remain outstanding. Under the terms of the Merger Agreement, Gene Logic will not assume any Oncormed stock options, and the holders of Oncormed stock options that choose not to exercise such options prior to the Effective Time will not be entitled to receive any shares of Gene Logic Common Stock in the Merger.

     Treatment of Oncormed Preferred Stock. Pursuant to agreements dated July 2, 1998 between Oncormed and all of the holders of Oncormed Preferred Stock (the "Preferred Holders"), the Preferred Holders have agreed to convert their respective shares of Oncormed Preferred Stock into Oncormed Common Stock prior to the Effective Time at a conversion price of $2.1144 per share of Oncormed Common Stock. As a result, an aggregate of 1,574,915 shares of Oncormed Common Stock are issuable upon conversion of the Oncormed Preferred Stock. In addition, upon conversion of the Oncormed Preferred Stock into Oncormed Common Stock, the Preferred Holders have a right to receive shares of Oncormed Common Stock as payment for dividends then accrued on the Oncormed Preferred Stock. The Oncormed Preferred Stock accrues dividends at the rate of 6% per annum. The aggregate number of shares of Oncormed Common Stock issuable to the Preferred Holders as payment for accrued dividends on the Oncormed Preferred Stock will be based upon the timing of the conversion of the Oncormed Preferred Stock and the price of Oncormed Common Stock on the trading day immediately prior to such conversion. Accordingly, the number of Dividend Shares utilized in the

Assumed Exchange Ratio calculation may be greater or less than the actual number of Dividend Shares issued by Oncormed.

     Stock Ownership Following the Merger. Based upon the capitalization of Gene Logic as of the close of business on the Record Date, and assuming the issuance of an aggregate of 4,849,815 shares of Gene Logic Common Stock to the Oncormed stockholders in the Merger, the former holders of Oncormed Common Stock (assuming the automatic conversion of all Oncormed Preferred Stock into Oncormed Common Stock immediately prior to the Effective Time) outstanding as of the close of business on the Record Date, would, in the aggregate, hold, and have
voting power with respect to, approximately      % of the outstanding Gene Logic
Common Stock immediately following the Merger. The foregoing numbers of shares and percentages do not reflect the exercise of any options or warrants to acquire Oncormed Common Stock that may be exercised during the period between the Record Date and the Effective Time, or the number of shares of Oncormed Common Stock issuable as dividends upon the conversion of the Oncormed Preferred Stock, and there can be no assurance as to the actual capitalization of Gene Logic or Oncormed as of the Effective Time or of Gene Logic at any time following the Effective Time.

     Surrender of Certificates. As soon as practicable after the Effective Time, Gene Logic, acting through its exchange agent, will mail to each holder of record of Oncormed Common Stock (including holders of shares of Oncormed Preferred Stock automatically converted into Oncormed Common Stock immediately prior to the Effective Time) as of the Effective Time a letter of transmittal and instructions to be used by such holder in surrendering their certificate or certificates representing shares of Oncormed Common Stock in exchange for a certificate or certificates representing shares of Gene Logic Common Stock. If any certificate representing shares of Oncormed Common Stock has been lost, stolen or destroyed, Gene Logic may require the owner of such lost, stolen or destroyed certificate to provide an appropriate affidavit and to deliver a bond (in such sum as Gene Logic may reasonably direct) as indemnity against any claim that may be made against Gene Logic, its exchange agent or the surviving corporation. CERTIFICATES REPRESENTING SHARES OF ONCORMED COMMON STOCK SHOULD NOT BE SURRENDERED BY ONCORMED STOCKHOLDERS UNTIL SUCH HOLDERS RECEIVE THE LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT, AND THEN ONLY IN ACCORDANCE WITH THE TERMS OF SUCH LETTER.

BACKGROUND OF THE MERGER

     An element of Gene Logic's corporate growth strategy has been the consideration and consummation of technology or business acquisitions that complement or expand Gene Logic's existing business. Gene Logic and Oncormed both use genomics technologies to facilitate the discovery and development of drugs and other life science products.

     Between November 25, 1996 and September 15, 1997, Dr. Michael Brennan and Mr. Mark Gessler, the President and Chief Executive Officer and the Senior Vice President, Corporate Development and Chief Financial Officer, respectively, of Gene Logic and Drs. Timothy Triche and Douglas Dolginow, the Chairman of the Board and Chief Executive Officer and the President and Chief Operating Officer, respectively, of Oncormed, met several times to discuss potential collaborations between the two companies on various aspects of drug development and discovery. At such meetings, each of the parties exchanged with the other certain information about their respective technologies, business operations, financial conditions and other related matters. The parties discussed, among other things, various options that would provide each company access to the other's proprietary technology for use in furthering their drug discovery and development efforts. In addition, the parties discussed the impact of the recent collaboration entered into between Oncormed and Incyte and on the ability of Gene Logic to use certain of Oncormed's technologies. During this period, Drs. Triche and Dolginow presented to Dr. Brennan and Mr. Gessler a draft proposal for a scientific collaboration between Oncormed and Gene Logic.

     On January 13, 1998, Drs. Brennan, Triche and Dolginow, Mr. L. Robert Johnston, Jr., Oncormed's Senior Vice President and Chief Financial Officer, and Mr. Gessler met to review the proposal for a scientific collaboration between the two companies. At this meeting, the parties commenced discussions concerning a possible strategic acquisition of Oncormed by Gene Logic. As part of such discussions, the parties presented general overviews of their respective businesses, strategic direction, products, services, market presence, financial performance and management personnel.

     On January 17, 1998, Drs. Brennan and Triche and Messrs. Gessler and Johnston held further discussions regarding a potential strategic acquisition of Oncormed by Gene Logic. Thereafter, on January 20, 1998, Drs. Triche and Dolginow met at the offices of Oncormed with Dr. Brennan, Mr. Gessler and Drs. Keith O. Elliston and Gregory G. Lennon, Gene Logic's Senior Vice President and Chief Scientific Officer and Vice President, Genomics Research, respectively, to explore in greater detail the complementary nature of the parties' respective proprietary technologies and to discuss the availability to Gene Logic of certain tissue samples held in Oncormed's biorepository. In addition, the parties discussed the potential benefits of a combination of the two companies, including discussions concerning potential cost savings and revenue enhancement opportunities.

     On February 9 and 12, 1998, senior executives from both companies met at the offices of Oncormed to begin due diligence discussions with respect to a potential strategic acquisition of Oncormed by Gene Logic. After conducting due diligence interviews with senior management of Oncormed, Gene Logic determined that, as a result of certain financial issues, including the pendency of a financing transaction in which Oncormed was engaged, discussions relating to a potential acquisition of Oncormed were terminated. However, the parties agreed to resume discussions regarding a potential collaborative arrangement later in March 1998.

     In March 1998, Oncormed formally engaged Hambrecht & Quist to consider strategic transactions between Oncormed and companies with complementary technologies, as well as to explore other strategic alternatives pursuant to the terms of a letter agreement. In March 1998, members of Oncormed's senior management met with representatives of Hambrecht & Quist to discuss Oncormed's business activities, including services and technology, sales and marketing, organizational and personnel matters, financial performance and market performance. Possible strategic partners were also discussed based on strategic imperative and business fit with Oncormed, proclivity for acquisitions and the availability of cash or liquid stock. Hambrecht & Quist pursued the initiation of discussions with companies within the pharmaceutical or biotechnology industry that Oncormed and Hambrecht & Quist believed would have an interest in pursuing a strategic combination. A number of potential partners was contacted by Hambrecht & Quist, and several conversations between representatives of Hambrecht & Quist, Oncormed and such parties ensued. Following these discussions, Oncormed determined that a strategic transaction with any of such parties would not be in the best interests of Oncormed's stockholders. Thereafter, discussions between Oncormed and such parties concerning a strategic acquisition transaction ceased.

     On April 7, 1998 Mr. Dennis Purcell of Hambrecht & Quist had a meeting with Mr. Charles Dimmler, a director of Gene Logic, at which time Mr. Purcell outlined the potential merits of an acquisition of Oncormed by Gene Logic.

     On April 9, 1998, Mr. Purcell had a telephone conversation with Dr. Brennan, Mr. Gessler and Mr. Dimmler, at which time Mr. Purcell further outlined the potential merits of an acquisition of Oncormed by Gene Logic.

     On May 20, 1998, Dr. Dolginow again met with Dr. Brennan and Mr. Gessler to review the status of discussions between the companies regarding a potential collaborative arrangement. Messrs. Gill Sawhney and Marshall Smith of ING Baring Furman Selz were present at such meeting. At this meeting, the parties resumed discussions regarding a potential strategic acquisition of Oncormed by Gene Logic. In the interval since the parties' meeting on February 12, Oncormed had completed a private placement of Oncormed Preferred Stock. Consequently, Gene Logic management believed it was appropriate to resume conversations regarding a strategic acquisition of Oncormed by Gene Logic.

     After the May 20, 1998 meeting, Dr. Brennan informed certain members of the Gene Logic Board of the preliminary discussions between Gene Logic and Oncormed regarding a potential strategic acquisition. Thereafter, from time to time, the members of the Gene Logic Board were informally advised of the progress of the discussions with Oncormed.

     On May 26, 1998, the Gene Logic Board held a telephonic meeting, in which all of the directors participated, to discuss the merits of the potential acquisition of Oncormed. At this meeting, the Gene Logic Board expressed its support for the transaction and authorized Gene Logic management to proceed with the negotiation of the terms of the transaction. The Gene Logic Board approved a management proposal to engage the investment banking firm of ING Baring Furman Selz to serve as Gene Logic's financial advisors and authorized the officers of Gene Logic to proceed with discussions with Oncormed. The same day, Dr. Dolginow met with Dr. Lennon, recently promoted to Senior Vice President, Research and Development and Chief Scientific Officer of Gene Logic, to discuss operational issues and the reorganization of research efforts in the event a business combination were to take place between the two companies.

     On May 27, 1998, the Oncormed Board held a telephonic meeting, in which all of the directors of Oncormed, other than Mr. John W. Colloton, participated. In addition, representatives of Brobeck, Oncormed's legal counsel, attended by invitation. The purpose of the meeting was to discuss the potential strategic acquisition of Oncormed by Gene Logic and alternative strategic arrangements under consideration. The Oncormed Board authorized officers of Oncormed to continue their discussions with Gene Logic and instructed such officers to direct Hambrecht & Quist to seek various alternative strategic arrangements.

     On June 1, June 2 and June 3, 1998, Drs. Triche and Dolginow and Mr. Johnston met with Dr. Brennan or Mr. Gessler or both, either in person or by telephone, to discuss the terms under which Gene Logic would propose to acquire Oncormed. On June 3, 1998, following review and approval by the Gene Logic Board, Mr. Gessler delivered a proposed term sheet to Dr. Triche for Oncormed's consideration.

     On June 4, 1998, the Oncormed Board held a meeting, with all of the members of the Oncormed Board present and Messrs. Purcell and Michael Gaito of Hambrecht & Quist, in person or telephonically, to hear a presentation by Dr. Brennan and to consider the material provisions of the proposed term sheet prepared by Gene Logic. Mr. Gessler and representatives of ING Baring Furman Selz were also present at such meeting. In discussing the term sheet, the Oncormed Board queried Dr. Brennan on the proposal. After responding to all queries, Dr. Brennan, Mr. Gessler and the representatives of ING Baring Furman Selz retired from the meeting. The Oncormed Board then reviewed various alternative strategies for Oncormed and its long term prospects. The relative merits of an independent financing versus acquisition were considered, and the proposed acquisition of Oncormed by Gene Logic versus other potential partners was discussed. After due consideration, with concurrence of Hambrecht & Quist, the Oncormed Board decided to pursue the Gene Logic proposal.

     On June 5, 1998, Drs. Triche and Dolginow advised Dr. Brennan that the Oncormed Board had authorized Dr. Triche to negotiate the terms of a definitive merger agreement based upon the terms that had been presented to the Oncormed Board.

     Also on June 5, 1998, the Gene Logic Board held a regularly-scheduled meeting, which was attended by all directors, at its principal offices. The proposed acquisition was discussed fully.

     On June 11, 1998, Drs. Triche and Dolginow and Mr. Johnston met with Messrs. Purcell and Pollack of Hambrecht & Quist, Oncormed's financial advisors. Dr. Triche reviewed with Messrs. Purcell and Pollack the material terms of the proposed acquisition of Oncormed by Gene Logic. Discussions also focused on alternative potential strategic transactions and equity financings available to Oncormed. Thereafter, Drs. Triche and Dolginow and Mr. Johnston and Dr. Brennan and Mr. Gessler, together with representatives from Hambrecht & Quist and ING Baring Furman Selz, met and agreed upon the principle financial terms of the acquisition of Oncormed by Gene Logic.

     On June 12, 1998, the Gene Logic Board held a telephonic meeting in which all directors participated to discuss how best to structure the consideration to be paid to the stockholders of Oncormed in connection with the Merger. Also in attendance were Mr. Gessler, representatives of Cooley Godward, Gene Logic's legal counsel, and representatives of ING Baring Furman Selz. Mr. Sawhney reviewed for the Gene Logic Board various alternative structures aimed at minimizing market risk and dilution to the existing stockholders of Gene Logic in connection with the proposed business combination. The Gene Logic Board considered various alternatives, including proposing a fixed exchange ratio, a fixed price and other protections such as maximum

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

and minimum price protections. The Gene Logic Board authorized the officers of Gene Logic to proceed with negotiations with Oncormed.

     On June 12, 1998, the Oncormed Board held a telephonic meeting, in which all of the directors of Oncormed participated. In addition, representatives of Brobeck, Oncormed's legal counsel, attended by invitation. The purpose of the meeting was to discuss the proposed terms of the potential acquisition of Oncormed by Gene Logic, including discussions concerning the structure of the transaction , the nature of any proposed fixed exchange ratio, the nature of any proposed maximum and minimum price protections, the nature of the consideration payable to Oncormed stockholders, and the impact of the transaction on existing strategic relationships. Dr. Triche also set forth the status of discussions and a proposed timetable for negotiating and completing the transaction. The Oncormed Board authorized the officers of Oncormed to continue their discussions with Gene Logic, to continue to move forward in drafting a definitive agreement based on the proposed terms of the potential acquisition of Oncormed by Gene Logic and to direct Hambrecht & Quist to continue to seek various alternative strategic arrangements.

     On June 17, 1998, Dr. Dolginow and Mr. Johnston met with Mr. Gessler to negotiate the terms of the definitive merger agreement. Also present at the meeting were the companies' respective legal counsel. The parties first discussed certain unresolved issues related to the proposed definitive merger agreement, including issues related to the scope of employee benefits to be provided to Oncormed's employees upon consummation of the Merger, break-up fees and termination provisions and the establishment by Gene Logic of a working capital credit line in favor of Oncormed to be drawn upon prior to the closing of the Merger. In addition, the companies engaged in detailed negotiations of other terms of the definitive merger agreement.

     On June 26, 1998, the Oncormed Board held a telephonic meeting in which all Oncormed Board members participated to discuss further the proposed definitive merger agreement. The Oncormed Board authorized the officers of Oncormed to continue their discussions with Gene Logic, to continue to move forward in drafting a definitive agreement based on the proposed terms of the potential acquisition of Oncormed by Gene Logic and to direct Hambrecht & Quist to continue to seek various alternative strategic arrangements. That afternoon, Dr. Dolginow met with Mr. Gessler to discuss open issues related to the definitive merger agreement.

     On June 29, 1998, Dr. Triche, Mr. Johnston, Mr. Gessler and the respective companies' legal counsel held a telephonic meeting to resolve open issues with respect to certain aspects of the proposed definitive merger agreement and to discuss the relationship between Oncormed and Incyte. In addition, the parties discussed severance and credit facility issues in connection with the Merger. At noon that day, Mr. Gessler and other management personnel participated in several conference calls with members of Oncormed's key management personnel to discuss open financial, corporate and intellectual property due diligence issues.

     On June 30, 1998, Drs. Triche and Dolginow, Messrs. Johnston and Gessler, and the respective companies' legal counsel participated in a conference call to review due diligence matters, including lock-up agreements, voting agreements, line of credit matters and matters concerning Incyte.

     On July 1, 1998, Dr. Dolginow and Mr. Gessler discussed due diligence matters, including the matters discussed on June 30, 1998 and matters concerning Oncor. In addition, Dr. Triche contacted Incyte to assess the status of their waiver and voting agreement.

     On July 2, 1998, Dr. Triche and Mr. Johnston met in person and telephonically with Mr. Gessler throughout the day to negotiate the final terms of the proposed definitive merger agreement and to discuss certain issues relating to Oncormed's tissue biorepository, Incyte and Oncor.

     On July 2, 1998, the Gene Logic Board held a special meeting via telephone in which all Gene Logic Board members, other than Mr. Jeffrey D. Sollender, participated to discuss the final terms of the Merger. Mr. Gessler and representatives of ING Baring Furman Selz and Cooley Godward also attended the meeting. At the meeting, Mr. Gessler first reviewed for the Board the material terms of the definitive merger agreement and certain other documents related to the Merger, including voting agreements, lock-up agreements, severance and employment agreements and the credit facility which Gene Logic would establish in favor of Oncormed concurrent with the signing of the definitive merger agreement. Copies of the most recent draft of
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

the definitive merger agreement and other documents relating to the proposed acquisition were distributed to the Gene Logic Board prior to the meeting. In addition, Mr. Gessler advised the Board that the Merger would be accounted for as a "purchase" for financial reporting purposes and would qualify as a tax-free reorganization for federal income tax purposes. Next, Mr. Sawhney reviewed for the Board ING Baring Furman Selz' analysis of the fairness of the proposed consideration to be paid by Gene Logic for Oncormed, including the scope of the analysis, various material assumptions made and financial models used in performing the analysis and the limitations of the analysis. Upon conclusion of Mr. Sawhney's presentation, he informed the Gene Logic Board that, in the opinion of ING Baring Furman Selz, the consideration to be paid by Gene Logic to the stockholders of Oncormed in connection with the Merger was fair, from a financial point of view, to Gene Logic and its stockholders. By unanimous approval of the members of the Gene Logic Board present at the meeting, the Gene Logic Board authorized the officers of Gene Logic to enter into a definitive merger agreement with Oncormed based upon the terms previously disclosed to the Gene Logic Board, with such modifications thereto as the officers of Gene Logic deemed necessary or appropriate and to take certain other actions in connection with the proposed acquisition of Oncormed.

     On July 2, 1998, the Oncormed Board held a special meeting via telephone, in which all of the directors of Oncormed participated. In addition, representatives of Brobeck, Oncormed's legal counsel, and Hambrecht & Quist, Oncormed's financial advisor, attended by invitation. The purpose of the meeting was to discuss the final terms of the proposed merger of Oncormed with and into Merger Sub. Copies of the June 29, 1998 draft of the definitive merger agreement and a draft of Hambrecht & Quist's written opinion were distributed to the Oncormed Board prior to the meeting. Mr. Pollack first summarized for the Oncormed Board material proposed terms of the Merger, including the transaction structure, exchange ratio and tax-free treatment. Representatives of Brobeck then summarized for the Oncormed Board material proposed terms of the Merger, including the treatment of stock options, deal protection terms and the break-up fees payable by Oncormed in the event of certain termination events. Such representatives also reviewed for the Oncormed Board its fiduciary duties under Delaware law as directors, including in connection with considering acquisition proposals from third parties during the period prior to the closing of the Merger. Next, Messrs. Purcell and Pollack reviewed Hambrecht & Quist's analysis of the fairness of the proposed consideration to be paid by Gene Logic to the Oncormed stockholders, including a valuation analysis, financial analysis, comparison to comparable transactions analysis and other financial information. Upon conclusion of Mr. Pollack's presentation, he informed the Oncormed Board that, in the opinion of Hambrecht & Quist, as of July 2, 1998, the consideration to be received by the holders of Oncormed Common Stock in the Merger was fair to such holders from a financial point of view. After further deliberations, the Oncormed Board unanimously determined that it was in the best interests of Oncormed and its stockholders to enter into the proposed merger. The Oncormed Board authorized the appropriate officers of Oncormed to enter into a definitive merger agreement with Gene Logic based upon the terms previously disclosed to the Oncormed Board, with such changes, deletions, supplements and amendments thereto as the appropriate officers of Oncormed may deem necessary or advisable.

     On July 6, 1998, the parties finalized the Merger Agreement and exchanged signature pages. The execution of the Merger Agreement was announced on July 7, 1998 by issuance of a press release.

GENE LOGIC'S REASONS FOR THE MERGER

     In the course of reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, the Gene Logic Board consulted with Gene Logic's management, as well as its financial advisor and legal counsel and considered a number of factors, including the following:

     - The Merger would provide Gene Logic with access to Oncormed's proprietary technologies and resources and clinical experience, enabling the combined company to offer an integrated genomics, bioinformatics and pharmacogenomics platform;

     - The Merger would provide Gene Logic with access to Oncormed's biorepository of tissue samples, assuring the availability of samples useful for Gene Logic's drug target and drug lead discovery programs;

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

     - The Merger would provide the combined company with the critical mass and range of technologies necessary to support key aspects of the drug discovery and development process and to enable penetration of the growing market for genomic information and bioinformatics technologies;

     - The Merger would enhance Gene Logic's existing collaborative alliances by adding a portfolio of pharmacogenomics alliances with major pharmaceutical companies; and

     - The Merger could create new business opportunities for the combined company to accelerate its rate of commercial development and revenue growth.

     In the course of its deliberations, the Gene Logic Board reviewed with management a number of other factors relevant to the Merger. In particular, the Gene Logic Board considered, among other things: (i) information concerning Gene Logic's and Oncormed's respective businesses, prospects, financial performances, financial conditions and operations; (ii) the presentation made by ING Baring Furman Selz to the Gene Logic Board and its opinion rendered in connection therewith (see "-- Opinion of ING Baring Furman Selz LLC"); (iii) an analysis of the respective contributions to revenues of the combined company; (iv) potential synergies and alternatives for growth within the combined company; and (v) reports from management and legal advisors on the results of Gene Logic's due diligence investigation of Oncormed.

     The Gene Logic Board also considered a variety of potentially negative factors in its deliberations concerning the Merger, including (i) the risk that the combined company might not achieve revenue equal to the sum of the separate companies' anticipated revenues; (ii) the charges expected to be incurred in connection with the Merger, primarily in the fourth quarter of 1998, including transaction costs and costs of integrating the businesses of the companies,
anticipated to be approximately $          million (see "Unaudited Pro Forma
Combined Condensed Financial Data"); (iii) the risk that the combined company's ability to increase or maintain revenues might be diminished by intensified competition among providers of similar or related products; (iv) the possible dilutive effect of the issuance of Gene Logic Common Stock in the Merger; (v) the risk that other benefits sought to be achieved through the Merger would not be achieved; and (vi) other risks described above under "Risk Factors."

     Based on the factors described above, the Gene Logic Board determined that the Merger is fair to and in the best interests of Gene Logic and its stockholders, approved the Merger Agreement and the transactions contemplated thereby and recommended that the stockholders of Gene Logic vote for approval of the Merger Proposal.

     The foregoing discussion of the information and factors considered is not intended to be exhaustive but is believed to include the material factors considered by the Gene Logic Board. In reaching a determination whether to approve the Merger, in view of the wide variety of factors considered, the Gene Logic Board did not find it practicable to quantify or otherwise attempt to assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors.

GENE LOGIC BOARD RECOMMENDATION

     THE BOARD OF DIRECTORS OF GENE LOGIC HAS DETERMINED THAT THE MERGER IS ADVISABLE AND IN THE BEST INTERESTS OF GENE LOGIC AND ITS STOCKHOLDERS AND HAS UNANIMOUSLY RECOMMENDED A VOTE FOR APPROVAL OF THE MERGER PROPOSAL.

OPINION OF ING BARING FURMAN SELZ LLC

     ING Baring Furman Selz LLC has acted as financial advisor to Gene Logic in connection with the Merger and in that capacity has been requested by the Gene Logic Board to render an opinion with respect to the fairness, from a financial point of view, to Gene Logic and its stockholders of the consideration to be paid by Gene Logic to the Oncormed stockholders in the Merger.

     On July 2, 1998 ING Baring Furman Selz delivered an oral presentation to the Gene Logic Board followed with a written opinion to the Gene Logic Board dated July 6, 1998 (the "ING Baring Furman Selz

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

Opinion") to the effect that, as of such date and based upon procedures and subject to the assumptions and limitations set forth in the ING Baring Furman Selz Opinion, the consideration to be paid by Gene Logic to the Oncormed stockholders pursuant to the Merger is fair from a financial point of view to Gene Logic and its stockholders. The full text of the ING Baring Furman Selz Opinion is attached as Appendix C to this Prospectus/Joint Proxy Statement and is incorporated herein by reference. Gene Logic stockholders should read the ING Baring Furman Selz Opinion for a discussion of the assumptions made, matters considered and limitations on the review undertaken by ING Baring Furman Selz in rendering its opinion. The summary of the ING Baring Furman Selz Opinion set forth in this Prospectus/Joint Proxy Statement is qualified in its entirety by reference to the full text of the ING Baring Furman Selz Opinion.

     No limitations were imposed by Gene Logic on the scope of ING Baring Furman Selz' investigations or the procedures to be followed by ING Baring Furman Selz in rendering its opinion. ING Baring Furman Selz was not requested to, and did not, make any recommendation to the Gene Logic Board as to the form or amount of the consideration to be paid to the Oncormed stockholders which was determined through arms-length negotiations between the parties. Furthermore, ING Baring Furman Selz was not requested to opine as to, and the opinion does not address, Gene Logic's underlying business decision to proceed with or effect the Merger or constitute a recommendation of the Merger over any alternative transactions which may be available to Gene Logic. Finally, ING Baring Furman Selz was not requested to opine as to, and its opinion does not address, the market value of the shares to be received by the Oncormed stockholders or the price at which the Gene Logic Common Stock will trade at any time before or after consummation of the Merger.

     In conducting its analysis and arriving at its opinion, ING Baring Furman Selz, among other things, (i) reviewed the Merger Agreement and certain related documents and the financial terms set forth therein; (ii) reviewed Oncormed's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, Oncormed's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 and certain other filings with the Commission made by Oncormed; (iii) reviewed Gene Logic's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, Gene Logic's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 and certain other filings with the Commission made by Gene Logic; (iv) reviewed certain other publicly available information concerning Oncormed and recent historical stock prices and trading volume for Oncormed Common Stock; (v) reviewed certain other publicly available information concerning Gene Logic and recent historical stock prices and trading volume for Gene Logic Common Stock;
(vi) reviewed and relied upon, without independent assessment as to its accuracy or reasonableness, certain non-public information relating to Gene Logic and Oncormed, including financial forecasts and projections for each, furnished to ING Baring Furman Selz by Gene Logic and Oncormed, respectively; (vii) reviewed and relied upon, without independent assessment as to their accuracy or reasonableness, the pro forma financial projections of the combined company, prepared and provided to ING Baring Furman Selz jointly by the managements of Gene Logic and Oncormed; (viii) reviewed certain publicly available information, including research reports, concerning certain other companies engaged in businesses which ING Baring Furman Selz believes to be comparable to Gene Logic and Oncormed and the trading markets for certain of such companies' securities;
(ix) reviewed selected terms of certain recent mergers and acquisitions, which ING Baring Furman Selz believes to be relevant; (x) conducted discussions with certain members of senior management of Gene Logic and Oncormed concerning their respective businesses and operations, assets, present condition and future prospects; and (xi) performed such other analyses, examinations and procedures, reviewed such other agreements and documents, and considered such other factors as ING Baring Furman Selz deemed in its sole judgment to be necessary, appropriate or relevant to the ING Baring Furman Selz Opinion.

     ING Baring Furman Selz assumed and relied upon, without independent investigation or verification, the accuracy and completeness of the information reviewed by it for the purposes of its opinion. With respect to the internal financial projections and other financial and operating data and discussions relating to the independent businesses of both Gene Logic and Oncormed and to the strategic, financial and operational benefits anticipated from the Merger provided by Gene Logic and Oncormed, ING Baring Furman Selz assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the prospects of Gene Logic and Oncormed, respectively and jointly. ING Baring Furman Selz

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

relied upon, without independent investigation or verification, the assessment by the managements of Gene Logic and Oncormed of their ability to retain key employees of both Gene Logic and Oncormed. ING Baring Furman Selz also relied upon, without independent investigation or verification, the assessment by the managements of Gene Logic and Oncormed of Gene Logic's and Oncormed's strategic alliances, technologies and potential future products, and the timing and risks associated with the integration of Oncormed with Gene Logic.

     In arriving at its opinion, ING Baring Furman Selz made limited physical inspections of the properties and facilities of Oncormed and Gene Logic. ING Baring Furman Selz has not made any independent valuation or appraisal of any such properties or facilities, or of the assets, liabilities or technology of Oncormed or Gene Logic, respectively, nor has ING Baring Furman Selz been furnished with any such appraisals.

     ING Baring Furman Selz assumed the correctness of all legal, tax and accounting advice given to Gene Logic and Oncormed and that the Merger will be accounted for as a "purchase" business combination in accordance with U.S. Generally Accepted Accounting Principles, will be treated as a tax-free reorganization and exchange pursuant to the Internal Revenue Code of 1986, as amended, and will be consummated in accordance with the terms set forth in the Merger Agreement.

     ING Baring Furman Selz has taken into account its assessment of general economic, market and financial conditions as they exist and can be evaluated and its experience in similar transactions, as well as its experience in securities valuation in general.

     For purposes of rendering its opinion, ING Baring Furman Selz assumed that, in all respects material to its analysis, the representations and warranties of Oncormed contained in the Merger Agreement are true and correct and that Oncormed will perform all of the covenants and agreements to be performed by it under the Merger Agreement and all conditions to the obligations of Gene Logic to consummate the Merger will be satisfied without any waiver thereof. ING Baring Furman Selz also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Merger will be obtained and that in connection with obtaining any governmental, regulatory or other approvals or consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either Gene Logic or Oncormed are a party or are subject or by which they are bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on Gene Logic or Oncormed or materially reduce the contemplated benefits of the Merger to Gene Logic.

     In connection with the preparation of its opinion, ING Baring Furman Selz performed a variety of financial and comparative analyses, as described below. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to particular circumstances and therefore such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its opinion, ING Baring Furman Selz did not attribute any particular weight to any analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis or factor. Accordingly, ING Baring Furman Selz believes that its analyses must be considered as a whole and that, considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading or incomplete view of the process underlying its opinion. In its analyses, ING Baring Furman Selz made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Gene Logic or Oncormed. Any estimates or projections contained in these analyses are not necessarily indicative of actual values or predict future results or values which may be significantly more or less favorable than those set forth therein. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

     The following paragraphs summarize the significant qualitative and quantitative analyses performed by ING Baring Furman Selz in arriving at its opinion.

     Transaction Analysis. ING Baring Furman Selz reviewed and analyzed the proposed terms of the Merger, noting in particular the following: (i) the number of shares to be issued in the Merger was negotiated on the basis of the average closing price for the 15 consecutive trading days ending June 10, 1998 of Gene Logic's Common Stock ($6.85) and Oncormed's Common Stock ($3.29); (ii) Gene Logic will issue an aggregate of 4,849,815 shares of Gene Logic Common Stock in exchange for all outstanding shares of Oncormed Common Stock; provided, however, that in the event that the average closing price of Gene Logic Common Stock for the 15 consecutive trading days ending the second day immediately prior to the Gene Logic Special Meeting called for the purpose of approving the Merger (the "Closing Price") exceeds $7.88, the total number of shares to be issued by Gene Logic shall equal $38,204,420 divided by the Closing Price; and (iii) if 4,849,815 shares of Gene Logic Common Stock are issued in the Merger, the Oncormed stockholders would own approximately 23.3% of Gene Logic following the Merger, such percentage being subject to reduction in the event that the Closing Price exceeds $7.88.

     Stock Price Analysis. ING Baring Furman Selz examined the stock ownership of Oncormed and Gene Logic, respectively, and the pro forma stock ownership of Gene Logic, assuming 4,849,815 shares of Gene Logic Common Stock are issued in the Merger. ING Baring Furman Selz then reviewed the history of the trading prices and volume for Oncormed Common Stock and Gene Logic Common Stock for the period January 2, 1998 to June 26, 1998. ING Baring Furman Selz noted that the average closing prices for the 15 consecutive trading days ending June 10, 1998 for Oncormed Common Stock and Gene Logic Common Stock were $3.29 and $6.85, respectively. The closing prices on June 10, 1998 of the Oncormed Common Stock and the Gene Logic Common Stock were $3.50 and $7.25, respectively. The closing prices of the Oncormed Common Stock and the Gene Logic Common Stock on June 26, 1998 were $3.00 and $8.00, respectively.

     ING Baring Furman Selz then analyzed the relative price performance of Oncormed Common Stock and Gene Logic Common Stock compared to an index of ten selected comparable genomics companies during the period January 2, 1998 to June 26, 1998. The comparable genomics companies included in the analysis were Affymetrix, Inc., CuraGen Corporation, Genome Therapeutics Corp., Genset SA, Human Genome Sciences, Inc., Hyseq, Inc., Incyte Pharmaceuticals, Inc., Lynx Therapeutics, Inc., Millenium Pharmaceuticals, Inc. and Myriad Genetics, Inc. (the "Comparable Companies"). ING Baring Furman Selz noted that from January 2, 1998 to June 10, 1998 the Comparable Companies index declined 10.9% whereas Gene Logic Common Stock declined 9.4% and Oncormed Common Stock declined 50.9%. From January 2, 1998 to June 26, 1998 the Comparable Companies index declined 16.6% whereas Gene Logic Common Stock was unchanged and Oncormed Common Stock declined 57.9%.

     Exchange Ratio Analysis. ING Baring Furman Selz compared the ratios of historical prices of Oncormed Common Stock and Gene Logic Common Stock to the exchange ratio that formed the basis for the proposed terms of the Merger. ING Baring Furman Selz reviewed the ratios of the fifteen day trailing average closing prices of Oncormed to Gene Logic from January 2, 1998 to June 26, 1998. The ratios of the fifteen day trailing average closing prices of Oncormed Common Stock to Gene Logic Common Stock were 0.7638, 0.7976, 0.7124 and 0.5605 as of January 2, 1998, March 10, 1998, April 10, 1998 and May 10, 1998, respectively. As of June 10, 1998, the exchange ratio of the 15-day trailing average of Oncormed Common Stock ($3.29) and Gene Logic Common Stock ($6.85) was 0.4805, which was the exchange ratio implied by the terms of the Merger.

     Comparable Transactions Analysis. ING Baring Furman Selz compared the Merger with nine selected comparable merger and acquisition transactions involving biotechnology companies announced during the period from March 2, 1994 to June 26, 1998. ING Baring Furman Selz reviewed the per share transaction price paid in each such transaction compared to the acquired company's stock price at various times preceding the announcement of the transaction. ING Baring Furman Selz noted that the mean premium paid in the comparable transactions over the acquired company's stock price one week, four weeks, two months and three months prior to the announcement ranged from 50.4% to 82.1% and that, on average, there was no premium paid relative to the 52 week high. With respect to the Merger, ING Baring Furman Selz noted that the average closing price for the Oncormed Common Stock for the 15 consecutive trading days ending June 10, 1998 ($3.29) represented a discount of 4.3%, 2.5%, 30.7% and 29.8% to the Oncormed Common Stock price one week, four weeks, two months and three months prior to the expected announcement date of July 7, 1998, respectively. The $3.29 price represented a 59.5% discount to the 52 week high for Oncormed Common Stock.

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

     Comparable Company Valuation Analysis. ING Baring Furman Selz analyzed the share prices of the Comparable Companies at July 1, 1998 and the percentage of such prices of the 52 week high share price, the fully diluted equity market value, the total enterprise value (total equity market value plus indebtedness, less cash and marketable securities), the total enterprise value/revenue ratio and price/earnings ratio projected for 1999 and 2000 for each of the Comparable Companies and compared such information with comparable information for Gene Logic and Oncormed as of June 10, 1998 and July 1, 1998. It was noted that as of July 1, 1998, Gene Logic's closing share price of $10.13 was 95.3% of its 52 week high compared to 40.8% for Oncormed and a mean of 57.5% for the Comparable Companies. As of June 10, 1998, the 15 day trailing average closing price for Gene Logic Common Stock ($6.85) was 64.5% of its 52 week high compared to 40.5% for Oncormed. The ratio of total enterprise value to projected revenue as of July 1, 1998 was estimated at 3.7x and 2.5x for Gene Logic for 1999 and 2000, respectively, compared to 1.9x and 1.3x, respectively, for Oncormed and means of 5.2x and 4.0x, respectively, for the Comparable Companies.

     ING Baring Furman Selz analyzed the projected combined post-merger pro forma income statement for Gene Logic for the years 1998 through 2000. By applying the mean ratio of projected total enterprise value to revenue for the Comparable Companies for the years 1999 and 2000 to the revenues of the combined entity projected for those years by the managements of Gene Logic and Oncormed, jointly, the pro forma total enterprise value of the combined entity was estimated at $212.3 million and $262.6 million for 1999 and 2000, respectively. By applying the same methodology to revenues projected by Gene Logic's management for Gene Logic as a stand-alone entity, the total enterprise value for Gene Logic was estimated at $175.4 million and $203.6 million for 1999 and 2000, respectively. By comparing the estimated total enterprise value of the combined entity to that of Gene Logic on a stand-alone basis, an estimate of the incremental value to Gene Logic attributable to the Merger was derived ($36.9 million and $59.0 million in 1999 and 2000, respectively). The incremental value of Gene Logic attributable to the Merger was then compared to the market value of the Gene Logic shares to be issued in the Merger ($33.2 million) based on the average closing price of Gene Logic Common Stock for the 15 consecutive trading days ending June 10, 1998, and the maximum total transaction value of $38.2 million.

     Terms of Engagement. As compensation for its services in connection with the Merger, Gene Logic has agreed to pay ING Baring Furman Selz a fee equal to the greater of 1% of the total consideration to be paid by Gene Logic in the Merger or $400,000 for acting as financial advisor in connection with the Merger, including rendering the ING Baring Furman Selz Opinion. In addition, Gene Logic has agreed to reimburse ING Baring Furman Selz for its reasonable out-of-pocket expenses incurred with connection of the Merger (up to $30,000) and to indemnify ING Baring Furman Selz and certain related persons for certain liabilities, including liabilities under the federal securities laws, that may arise out of, or relate to, its engagement as financial advisor by Gene Logic and the rendering of the ING Baring Furman Selz Opinion.

     In the ordinary course of its business, ING Baring Furman Selz may trade the securities of Gene Logic and Oncormed for its own account or for the accounts of its customers and accordingly may at any time hold a long or short position in those securities.

ONCORMED'S REASONS FOR THE MERGER

     The Oncormed Board has carefully considered the advisability of the Merger and believes that the terms of the Merger Agreement are fair to, and that the Merger is in the best interests of, Oncormed and its stockholders. In reaching its determination, the Oncormed Board consulted with Oncormed's management, as well as its financial and legal advisors, and considered a number of factors, including, but not limited to, the following:

     - The strategic and financial alternatives available to Oncormed, including remaining a separate company and pursuing its existing corporate strategy;

     - The results of Oncormed's process of identifying possible strategic partners and soliciting indications of interest from third parties, including the absence of any acceptable alternate acquisition proposals;

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

     - The strategic fit between Gene Logic and Oncormed, including the benefits which may be derived from combining Oncormed's proprietary technologies and resources and clinical experience with Gene Logic's genomics and bioinformatics platform;

     - Gene Logic's and Oncormed's respective businesses, financial condition, results of operation and prospects;

     - The consideration to be received by Oncormed's stockholders;

     - The terms and conditions of the Merger including: (a) the nature of any voting, affiliate and lock-up agreements to be executed by Oncormed's officers and directors and certain of Oncormed's stockholders, (b) the limitations on Oncormed's ability to consider alternate acquisition proposals from third parties following the execution of the Merger Agreement and Oncormed's ability, subject to certain conditions, to provide information to, and enter into negotiations with, such third parties, (c) the right of Oncormed to terminate the Merger Agreement in the event the Closing Price of Gene Logic Common Stock is less than $6.34 per share, and (d) the size of the break-up termination fees and the events that would result in the payment thereof;

     - The opportunity for Oncormed's stockholders to receive Gene Logic Common Stock in a "reorganization" within the meaning of Section 368(a) of the Code and thus continue to participate in the growth of the business conducted by the combined company after the Merger without paying current United States federal income tax (except to the extent that such stockholders receive cash in lieu of fractional shares);

     - The likelihood that holders of Oncormed Common Stock would have greater liquidity in their holdings in the combined company following the Merger; and

     - The written opinion of Hambrecht & Quist, dated July 2, 1998, to the effect that the consideration to be received by the Oncormed stockholders was fair from a financial point of view to the holders of Oncormed Common Stock as of the date of such opinion.

     The Oncormed Board also considered a variety of potentially negative factors in its deliberations concerning the Merger. In particular, the Oncormed Board considered, among other things:

     - The potential disruption of Oncormed's business that might result from employee uncertainty and lack of focus following announcement of the Merger and during the integration of the operations of Gene Logic and Oncormed;

     - The possibility that the Merger might not be consummated and the effects of the public announcement of the Merger on (i) Oncormed's ability to secure additional working capital financing on terms acceptable to Oncormed, (ii) Oncormed's ability to attract and retain key management and technical personnel, (iii) progress of certain development projects, and (iv) Oncormed's vulnerability to an unsolicited takeover bid or other change of control transaction on terms less favorable to Oncormed's stockholders than the Merger;

     - The risk that the respective market prices of Oncormed Common Stock and Gene Logic Common Stock might be adversely affected by the public announcement of the Merger;

     - The risk that other benefits sought to be achieved in the Merger will not be achieved; and

     - Other risks described above under "Risk Factors."

     The foregoing discussion of the information and factors considered and given weight by the Oncormed Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger, the Oncormed Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Oncormed Board may have given different weights to different factors. For a discussion of the interests of certain members of Oncormed management and the Oncormed Board relating to the Merger, see "-- Related Agreements and Interests of Certain Persons in the Merger."

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

ONCORMED BOARD RECOMMENDATION

     THE BOARD OF DIRECTORS OF ONCORMED HAS DETERMINED THAT THE MERGER IS ADVISABLE AND IN THE BEST INTERESTS OF ONCORMED AND ITS STOCKHOLDERS AND HAS UNANIMOUSLY RECOMMENDED A VOTE FOR APPROVAL OF THE MERGER PROPOSAL.

OPINION OF HAMBRECHT & QUIST LLC

     The Oncormed Board engaged Hambrecht & Quist to act as its financial advisor in connection with the Merger and to render an opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Oncormed Common Stock of the consideration to be received by such holders in the proposed Merger with Gene Logic. Hambrecht & Quist rendered its opinion on July 2, 1998 (subsequently confirmed in writing on July 2, 1998) to the Oncormed Board that, as of such date, the consideration to be received by the Oncormed stockholders in the Merger is fair to the holders of Oncormed Common Stock from a financial point of view. A COPY OF HAMBRECHT & QUIST'S OPINION DATED JULY 2, 1998, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED, THE SCOPE AND LIMITATIONS OF THE REVIEW UNDERTAKEN AND THE PROCEDURES FOLLOWED BY HAMBRECHT & QUIST IS ATTACHED AS APPENDIX B TO THIS PROSPECTUS/JOINT PROXY STATEMENT. ONCORMED STOCKHOLDERS ARE ADVISED TO READ THIS OPINION IN ITS ENTIRETY. Stockholders of Oncormed should note that the opinion expressed by Hambrecht & Quist was provided for the information of the Oncormed Board of Oncormed in its evaluation of the Merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the Merger. No limitations were placed on Hambrecht & Quist by the Oncormed Board with respect to the investigation made or the procedures followed in preparing and rendering its opinion.

     In connection with its review of the Merger, and in arriving at its opinion, Hambrecht & Quist, among other things: (i) reviewed the publicly available financial statements of Gene Logic for recent years and interim periods to date and certain other relevant financial and operating data of Gene Logic made available to Hambrecht & Quist from published sources and from the internal records of Gene Logic; (ii) reviewed certain internal financial and operating information, including certain projections, relating to Gene Logic prepared by the management of Gene Logic; (iii) discussed the business, financial condition and prospects of Gene Logic with certain of its officers;
(iv) reviewed the publicly available financial statements of Oncormed for recent years and interim periods to date and certain other relevant financial and operating data of Oncormed made available to Hambrecht & Quist from published sources and from the internal records of Oncormed; (v) reviewed certain internal financial and operating information, including certain projections, relating to Oncormed prepared by the management of Oncormed; (vi) discussed the business, financial condition and prospects of the Oncormed with certain of its officers;
(vii) reviewed the recent reported prices and trading activity for the common stocks of Gene Logic and Oncormed and compared such information and certain financial information for Gene Logic and Oncormed with similar information for certain other companies engaged in businesses Hambrecht & Quist consider comparable; (viii) reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions; (ix) reviewed drafts of the Merger Agreement; and (x) performed such other analyses and examinations and considered such other information, financial studies, analyses and investigations and financial, economic and market data as Hambrecht & Quist deemed relevant.

     In rendering its opinion, Hambrecht & Quist assumed and relied upon the accuracy and completeness of all of the information concerning Oncormed and Gene Logic considered in connection with its review of the proposed transaction, and Hambrecht & Quist did not assume any responsibility for independent verification of such information. Hambrecht & Quist did not prepare any independent evaluation or appraisal of any of the assets or liabilities of Oncormed or Gene Logic, nor did they conduct a physical inspection of the properties and facilities of Oncormed or Gene Logic. With respect to the financial projections made available to Hambrecht & Quist and used in its analysis, Hambrecht & Quist assumed that they reflected the best currently available estimates and judgments of the expected future financial performance of Oncormed and Gene Logic, respectively. For purposes of its opinion, Hambrecht & Quist assumed that neither Gene Logic nor Oncormed was a party to any pending transactions, including external financings, recapitalizations or
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

material merger discussions, other than the Merger and those activities undertaken in the ordinary course of conducting their respective businesses. Hambrecht & Quist's opinion was necessarily based upon market, economic, financial and other conditions as they existed and could be evaluated as of the date of its opinion and any material change in such conditions would require a reevaluation of its opinion. Hambrecht & Quist expressed no opinion as to the price at which Gene Logic Common Stock would trade subsequent to the Effective Time.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. The summary of the Hambrecht & Quist analyses set forth below does not purport to be a complete description of the analyses underlying the opinion of Hambrecht & Quist. In arriving at its opinion, Hambrecht & Quist did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor.

     Accordingly, Hambrecht & Quist believes that its analyses and the summary set forth below must be considered as a whole and that selecting portions of its analyses, without considering all analyses, or of the summary set forth below, without considering all factors and analyses, could create an incomplete view of the processes underlying the analyses set forth in the Hambrecht & Quist presentation to the Oncormed Board and the opinion of Hambrecht & Quist. In performing its analyses, Hambrecht & Quist made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Oncormed and Gene Logic. The analyses performed by Hambrecht & Quist (and summarized below) are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

     Transaction Analysis. Hambrecht & Quist reviewed and analyzed the proposed terms of the Merger and performed a sensitivity analysis of the consideration to be received by Oncormed stockholders, based on fluctuating values of Gene Logic Common Stock. On the basis of its analysis, Hambrecht & Quist observed the following: (i) Oncormed stockholders will receive an aggregate of 4,849,815 shares of Gene Logic Common Stock, subject to reduction in the event the Closing Price of Gene Logic Common Stock exceeds $7.88 per share, at which point the number of shares to be issued will be reduced so that the maximum transaction value does not exceed $38.2 million; (ii) based on the closing price of Gene Logic Common Stock of $8.00 per share on June 29, 1998, the total acquisition consideration would be fixed at $38.2 million, or $3.77 per share of Oncormed Common Stock, which represented a 20.5% premium to Oncormed's closing stock price of $3.13 per share on June 29, 1998, and a 11.2% premium to Oncormed's 30-day trailing average stock price of $3.39 per share; and (iii) based the closing stock price of Gene Logic Common Stock of $8.00 per share on June 29, 1998, Oncormed stockholders would own approximately 23.0% of Gene Logic following the Merger, up to a maximum of 23.2% if the maximum of 4,849,815 shares of Gene Logic are issued in the Merger and subject to reduction to the extent that the Closing Price of Gene Logic Common Stock exceeds $7.88 per share as of the Gene Logic Special Meeting.

     Analysis of Alternatives to the Merger. Hambrecht & Quist reviewed and analyzed Oncormed's alternatives to the proposed Merger. Hambrecht & Quist observed that in the first three months of 1998, Oncormed's net loss was approximately $964,000 per month and that, as of June 18, 1998, Oncormed had cash and marketable securities of approximately $1.3 million. Based on Oncormed's historical net loss, Hambrecht & Quist estimated that Oncormed had less than two months of cash and that even allowing for a reduction in legal and related expenses as a result of the settlement of outstanding litigation with Myriad, Oncormed would have less than four months to accomplish one of the following alternatives to the proposed Merger: (i) raise money through a financing; (ii) find an alternative acquiror; (iii) raise money through an auction of key assets; or (iv) file for bankruptcy. Hambrecht & Quist analyzed each of these alternatives and their respective advantages and disadvantages for the Oncormed Board.

     In order to determine the relative benefits of the Merger compared to a potential financing, Hambrecht & Quist reviewed a number of private placement transactions since 1992 involving public companies and calculated that the average discount to the prior day's close was 24.7%, implying a pre-money value of

Oncormed Common Stock of $2.35 per share. Hambrecht & Quist compared this implied valuation to the proposed purchase price per share of $3.78 and calculated that the consideration to be received in the Merger represented a 60.0% premium over the value per share that existing Oncormed stockholders would be accorded if they raised money in a private placement of securities. Moreover, Hambrecht & Quist noted that the following factors might result in Oncormed having to issue securities at a greater discount than average: (i) its extremely low cash balance; (ii) the volatility of and downward trend in Oncormed's stock price; (iii) the fact that potential investors would be receiving restricted securities; and (iv) the number of shares of Oncormed Common Stock owned by Oncor.

     Comparable Company Analysis -- Oncormed. Hambrecht & Quist reviewed and compared selected historical financials, operating and stock market performance data of Oncormed to the corresponding data of five combinatorial chemistry companies (the "Combinatorial Chemistry Companies"), eleven genomics companies (the "Genomics Companies"), five integrated discovery companies (the "Integrated Companies") and eight screening companies (the "Screening Companies"). The Combinatorial Chemistry Companies included ArQule, Inc., CombiChem, Inc., Pharmacopeia, Inc., Trega Biosciences, Inc. and Tripos, Inc. The Genomics Companies included CuraGen Corporation, Gene Logic, Genome Therapeutics Corp., Genset SA, Human Genome Sciences, Inc., Incyte, Lynx Therapeutics, Inc., Millennium Pharmaceuticals, Inc., Myriad, Nanogen, Inc. and Progenitor, Inc. The Integrated Companies included Ariad Pharmaceuticals, Inc., AXYS Pharmaceuticals, Inc., Ligand Pharmaceuticals Incorporated, Microcide Pharmaceuticals, Inc. and Sugen, Inc. The Screening Companies included Affymetrix, Inc., Aurora Biosciences Corporation, Cadus Pharmaceutical Corporation, Cubist Pharmaceuticals, Inc., Hyseq, Inc., OSI Pharmaceuticals, Inc., Synaptic Pharmaceutical Corporation and SIBIA Neurosciences, Inc. Hambrecht & Quist compared the market value, cash, enterprise value (consisting of equity value plus debt, less cash), revenues for the latest available 12 month period ("LTM"), LTM net income, as well as the ratio of their enterprise value to LTM revenues, and compared such information with Oncormed. The enterprise value of Oncormed was $31.1 million, compared to an average enterprise value of $66.4 million for the Combinatorial Chemistry Companies, $262.1 million for the Genomics Companies, $175.3 million for the Integrated Companies and $130.7 million for the Screening Companies. The ratio of enterprise value to revenues was 4.2x for the Combinatorial Chemistry Companies, 15.0x for the Genomics Companies, 11.7x for the Integrated Companies and 9.5x for the Screening Companies, compared to 28.1x for Oncormed. The average cash for all companies (excluding the high and low) was $45.2 million, compared to $1.3 million for Oncormed.

     Comparable Company Analysis -- Gene Logic. Hambrecht & Quist reviewed and compared selected historical financials, operating and stock market performance data of Gene Logic to the corresponding data of the same companies used in the Oncormed comparable company analysis, with the one change that Gene Logic was excluded from the list of Genomics Companies. Hambrecht & Quist compared the market value, cash, enterprise value, LTM revenue, LTM net income, as well as the ratio of their enterprise value to LTM revenues, and compared such information with Gene Logic. The enterprise value of Gene Logic was $88.0 million, compared to an average enterprise value of $66.4 million for the Combinatorial Chemistry Companies, $279.5 million for the Genomics Companies (excluding Gene Logic), $175.3 million for the Integrated Companies and $130.7 million for the Screening Companies. The ratio of enterprise value to revenues was 4.2x for the Combinatorial Chemistry Companies, 14.4x for the Genomics Companies (excluding Gene Logic), 11.7x for the Integrated Companies and 9.5x for the Screening Companies, compared to 20.7x for Gene Logic. The average cash for all companies (excluding the high and low) was $45.4 million, compared to $41.8 million for Gene Logic.

     Established Pharmaceutical Company. Hambrecht & Quist reviewed and compared selected historical and projected financials, operating and stock market performance data of certain publicly traded pharmaceutical companies (the "Established Companies Comparables"). The companies included in the Established Companies Comparables were the following: Abbott Laboratories, American Home Products Corporation, Bristol-Myers Squibb Company, Johnson & Johnson, Eli Lilly and Company, Merck & Co., Inc., Pfizer Inc., Pharmacia & Upjohn and SmithKline Beecham Corporation. The Established Companies Comparables provided a basis for the range of Price-Earnings ("P/E") multiples used in further analysis, particularly the Terminal Value (as defined below) in connection with the discounted cash flow analyses described below and

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

Hambrecht & Quist did not attempt to prepare any further quantitative valuation analyses based on the Established Companies Comparables because Hambrecht & Quist believed that any comparative multiples that might be derived based upon earnings or other financial data of such companies or products would not be meaningful when applied to the operating losses or businesses of Oncormed and Gene Logic.

     Discounted Cash Flow Analysis (Oncormed Stand-Alone). Hambrecht & Quist analyzed the theoretical valuation of Oncormed, on a stand-alone basis, based on the discounted cash flow of its projected financial performance (the "Oncormed Projections"). Hambrecht & Quist used discount rates ranging from 40% to 60% to calculate the present value (the "Present Value") of Oncormed's projected stream of after-tax cash flows generated in the Oncormed Projections through 2001. Hambrecht & Quist then calculated a terminal value (the "Terminal Value") for Oncormed which represents the hypothetical value of selling the entire business at the end of 2001 and discounting the amount received from such hypothetical sale to its net present value (using the same discount rate as applied to the Present Value). The Terminal Value was based upon multiples of 20.0x to 35.0x projected net income for the year 2001. The range of 20.0x to 35.0x projected net income reflects a range of P/E multiples derived from the Established Companies Comparables. To estimate the total present value of Oncormed, before giving effect to its capital structure, Hambrecht & Quist added the Present Value to the Terminal Value. Using the Oncormed Projections, Hambrecht & Quist calculated a range of present values for Oncormed, including $68.6 million at a 55% discount rate and a 25.0x exit multiple, $105.5 million at a 45% discount rate and a 30.0x exit multiple, $87.8 million at a 45% discount rate and a 25.0x exit multiple and $82.6 million at a 55% discount rate and a 30.0x exit multiple. Hambrecht & Quist observed that these valuations were higher than the proposed purchase price of $38.2 million offered in the Merger. Hambrecht & Quist noted, however, that the discounted cash flow analysis did not account for the fact that existing stockholders would be substantially diluted as new money to fund Oncormed was raised. In addition, Hambrecht & Quist observed that the discounted cash flow based on the Oncormed Projections was extremely sensitive to small changes in projected revenues and assumed net income margins that were substantially greater than the net income margins experienced by the Established Companies Comparables, i.e. 25.1% and 35.8% in 2000 and 2001 for Oncormed, compared to an average net income margin of 15.3% for the Established Companies Comparables. Based on the extreme sensitivity of the discounted cash flow analysis to relatively small changes in projected revenues and net income, Hambrecht & Quist concluded that the values generated by this analysis were not meaningful.

     Discounted Cash Flow Analysis (Gene Logic Stand-Alone). Hambrecht & Quist analyzed the theoretical valuation of Gene Logic, on a stand-alone basis, based on the discounted cash flow of its projected financial performance (the "Gene Logic Projections"). Hambrecht & Quist used discount rates ranging from 40% to 60% to calculate the Present Value of Gene Logic's projected stream of after-tax cash flows generated in the Gene Logic Projections through 2001. Hambrecht & Quist then calculated the Terminal Value for Gene Logic using multiples of 20.0x to 35.0x projected net income for the year 2001 and the same discount rate as applied to the Present Value (again assuming the hypothetical sale of Gene Logic at the end of 2001). The range of 20.0x to 35.0x projected net income reflects a range of P/E multiples derived from the Established Companies Comparables. To estimate the total present value of Gene Logic, before giving effect to its capital structure, Hambrecht & Quist added the Present Value to the Terminal Value. Using the Gene Logic Projections, Hambrecht & Quist calculated a range of present values for Gene Logic, including $93.0 million at a 55% discount rate and a 25.0x exit multiple, $148.1 million at a 45% discount rate and a 30.0x exit multiple, $120.7 million at a 45% discount rate and a 25.0x exit multiple and $114.7 million at a 55% discount rate and a 30.0x exit multiple. Hambrecht & Quist observed that Gene Logic's market value as of June 29, 1998 of $128.2 million fell within the range of values generated through the discounted cash flow analysis. Hambrecht & Quist noted Gene Logic's current cash balance of more than $40 million was estimated to be sufficient to finance Gene Logic through profitability and that no additional dilution would therefore be necessary to achieve the projections used in the discounted cash flow analysis. Nevertheless, Hambrecht & Quist noted that the values generated from the discounted cash flow analysis based on the Gene Logic Projections were extremely sensitive to small changes in projected revenues and net income. Based on this extreme sensitivity, Hambrecht & Quist concluded that the values generated by this analysis were not meaningful.

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

     Discounted Cash Flow Analysis (Combined Entity). Hambrecht & Quist analyzed the theoretical valuation of Oncormed and Gene Logic together based on the discounted cash flow of combining the Oncormed Projections with the Gene Logic Projections (the "Combined Company Projections"). Hambrecht & Quist used discount rates ranging from 30% to 50% to calculate the Present Value of the combined company's projected stream of after-tax cash flows generated in the Combined Company Projections through 2001. The lower discount rates applied in the Combined Company Projections reflected the lower risk of achieving future revenue streams with the diversified product portfolio of the combined company, compared to each company alone. Hambrecht & Quist then calculated the Terminal Value of the combined company using multiples of 20.0x to 35.0x projected net income for the year 2001 and the same discount rate as applied to the Present Value. To estimate the total present value of the combined company, before giving effect to its capital structure, Hambrecht & Quist added the Present Value to the Terminal Value. Using the Combined Company Projections, Hambrecht & Quist calculated a range of present values for the combined company, including $224.6 million at a 45% discount rate and a 25.0x exit multiple, $348.9 million at a 35% discount rate and a 30.0x exit multiple, $290.9 million at a 35% discount rate and a 25.0x exit multiple and $269.7 million at a 45% discount rate and a 30.0x exit multiple.

     Stock Trading History Analysis. Hambrecht & Quist examined (i) the comparable price performance from December 31, 1996 to June 29, 1998 of Oncormed Common Stock, the Combinatorial Chemistry Companies, the Genomics Companies, the Integrated Companies, the Screening Companies and the Nasdaq Biotechnology Index and (ii) the comparable price performance from November 21, 1997 (the date of Gene Logic's initial public offering) to June 29, 1998 of Gene Logic Common Stock, the Combinatorial Chemistry Companies, the Genomics Companies (excluding Gene Logic), the Integrated Companies, the Screening Companies and the Nasdaq Biotechnology Index. With respect to Oncormed, the data indicated that, over the period, Oncormed's Common Stock price declined 35%, the Combinatorial Chemistry Companies increased 2%, the Genomics Companies increased 4%, the Integrated Companies declined 10%, the Screening Companies rose 19% and the Nasdaq Biotechnology Index increased by 6%. With respect to Gene Logic, the data indicated that, over the period, Gene Logic's stock price was unchanged, the Combinatorial Chemistry Companies decreased 17%, the Genomics Companies decreased 12%, the Integrated Companies declined 11%, the Screening Companies declined 22% and the NASDAQ biotechnology index increased by 1%.

     Selected Comparable Transaction Analysis. Hambrecht & Quist compared the Merger with 22 selected comparable merger and acquisition transactions in the biotechnology area. Hambrecht & Quist reviewed the premiums paid in such transactions and noted the following: (i) the average premium paid over the trading price one day prior to the announcement of the transaction in the foregoing transactions was 34.2%; (ii) the average premium paid over the trading price one week prior to the announcement of the transaction in the foregoing transactions was 33.5%; and (iii) the average premium paid over the trading price four weeks prior to the announcement of the transaction in the foregoing transactions was 43.1%. Hambrecht & Quist determined that, based on the closing prices for Common Stock of Oncormed and Gene Logic on June 29, 1998, the consideration to be paid in the Merger implied a one-day premium of 20.5%, a one week premium of 9.6% and a one month premium of 43.5%. Hambrecht & Quist did not attempt to prepare any further quantitative valuation analyses based on these acquisition transactions because Hambrecht & Quist believed that difference in the technologies of each company and the differences in the market conditions at the time such acquisitions were made would make such analyses meaningless.

     Relative Contribution Analysis. Hambrecht & Quist analyzed the pro forma projected contribution of Oncormed and Gene Logic to the combined company in 1998 assuming the Merger had been consummated on January 1, 1998 (and using the most recently available cash balances for both companies). Hambrecht & Quist noted that Oncormed would contribute 3.0% of the combined company's cash, 22.7% of 1998 projected net revenue and 64.5% of the combined company's 1998 projected net loss.

     No company or transaction used in the above analyses is identical to Oncormed, Gene Logic or the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values of the companies or company to which they are compared. The foregoing description of Hambrecht & Quist's opinion is qualified in its entirety by

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

reference to the full text of such opinion, which is attached at Appendix B to this Prospectus/Joint Proxy Statement.

     Certain Relationship; Terms of Engagement. Hambrecht & Quist, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Oncormed Board selected Hambrecht & Quist to serve as its financial advisor in connection with the proposed transaction with Gene Logic because it is an internationally recognized investment banking firm whose professionals have substantial experience in merger and acquisition transactions and transactions similar to the Merger. Hambrecht & Quist has, from time to time, provided investment banking services to Gene Logic, and has received fees for rendering these services. In 1997, Hambrecht & Quist acted as placement agent in connection with a private placement transaction for Gene Logic and as a co-managing underwriter for Gene Logic's initial public offering. In addition, Hambrecht & Quist (together with its affiliates) currently own 210,000 shares of Gene Logic Common Stock. Investment funds for which Hambrecht & Quist or its affiliates serve as investment advisor, H&Q Life Sciences Investors and H&Q Healthcare Investors, own 140,000 and 210,000 shares of Gene Logic Common Stock, respectively. In the ordinary course of business, Hambrecht & Quist acts as a market maker and broker in the publicly traded securities of Gene Logic and receives customary compensation in connection therewith, and also provides research coverage for Gene Logic. In the ordinary course of business, Hambrecht & Quist may actively trade in the equity securities of Oncormed and Gene Logic for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Hambrecht & Quist may in the future provide additional investment banking or other financial advisory services to Gene Logic.

     Pursuant to an engagement letter dated March 12, 1998, Oncormed has agreed to pay Hambrecht & Quist a fee in connection with its services as financial advisor to the Oncormed Board and the rendering of a fairness opinion. Oncormed has agreed to pay a fee of $250,000 upon the delivery of the fairness opinion. The retainer and fairness opinion fee shall be credited against any Transaction Fee (as defined below). Upon consummation by Oncormed of the Merger, Oncormed shall pay Hambrecht & Quist a fee (the "Transaction Fee"), payable in cash at the Closing, of 1.9% of all consideration received less any fees previously paid. Oncormed has agreed to reimburse Hambrecht & Quist for its reasonable out of pocket expenses, and to indemnify Hambrecht & Quist against certain liabilities, including liabilities under the federal securities laws or relating to or arising out of Hambrecht & Quist's engagement as financial advisor. The amount of compensation to be paid to Hambrecht & Quist was determined by negotiations between the Oncormed Board and Hambrecht & Quist.

THE MERGER AGREEMENT

  Representations.

     Under the Merger Agreement, Oncormed has made, among others, certain representations relating to: (i) its due organization and good standing; (ii) its authority to own its assets and carry on its business; (iii) its capital structure; (iv) its filings with the Commission; (v) the completeness, preparation and compliance of its financial statements in accordance with generally accepted accounting principles of its financial statements; (vi) the absence of changes in its business since December 31, 1997 that would materially adversely affect Oncormed; (vii) its intellectual property and other assets;
(viii) tax, insurance, employee and environmental matters; (ix) the enforceability of its material contracts; (x) absence of material litigation; and (xi) authority to enter into the Merger Agreement and to consummate the Merger. Under the Merger Agreement, Gene Logic also has made, among others, certain representations relating to (i) its due organization and good standing;
(ii) its authority to own its assets and carry on its business; (iii) its capital structure; (iv) the accuracy of all filings with the Commission; (v) the accuracy, completeness and preparation in accordance with generally accepted accounting principles of its financial statements; (vi) the absence of changes in its business that would materially adversely affect it; (vii) tax matters;
(viii) the enforceability of certain of its material contracts; (ix) absence of material litigation; (x) valid issuance of the Total Merger Shares; and (xi) authority to enter into the Merger Agreement and to consummate the Merger.

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

  Covenants.

     Pursuant to the terms of the Merger Agreement, Oncormed has made certain covenants regarding the conduct of its business prior to the consummation of the Merger or the termination of the Merger Agreement, including among others, covenants to: (i) conduct its business and operations in the ordinary course and consistent with past practices; (ii) use reasonable efforts to preserve intact its current business organization and relationships; (iii) keep all insurance policies in force; (iv) use reasonable efforts to protect its intellectual property and other assets; and (v) provide Gene Logic with status updates as to Oncormed's business, including bi-weekly financial position updates. Oncormed has further agreed that prior to the consummation of the Merger or the termination of the Merger Agreement, it will not take certain actions relating to: (i) declaring, accruing, setting aside or paying any dividends or other distributions on or redemptions or repurchases of any capital stock (other than in connection with the Oncormed Preferred Stock); (ii) the amendment or modification of any options, warrants or stock plans; (iii) the amendment of charter documents; (iv) the acquisition of any business or other entity; (v) the acquisition, lease, license, sale or disposal of assets (except, in each case, with respect to immaterial assets); (vi) the loaning of any money, except under limited circumstances; (vii) the prepayment of any material claim, liability or obligation; (viii) the establishment or amendment of employment or severance agreements or any employee benefit plan; (ix) the making of any bonus or similar payment or the alteration of any compensation payable to its directors, officers or employees; (x) changes in its methods of accounting; (xi) changes to its material contracts; (xii) the making of any capital expenditure in excess of $25,000; (xiii) the establishment or alteration of any real property lease;
(xiv) the commencement, settlement or compromise of any legal proceeding; or
(xv) any transaction with any stockholder, director, officer, employee or other individual or entity other than in the ordinary course of business consistent with past practice.

     Pursuant to the terms of the Merger Agreement, Gene Logic has agreed that prior to the consummation of the Merger or the termination of the Merger Agreement, it will not (i) declare or pay any dividend on or repurchase or redeem any of its capital stock; or (ii) amend its charter documents in a way that would adversely affect the provisions of the Gene Logic Common Stock.

     Gene Logic and Oncormed have also agreed that, prior to the consummation of the Merger or termination of the Merger Agreement, they will, among other things, (i) provide reasonable access to their respective books, records, properties and personnel; (ii) take all actions reasonably necessary to hold their respective stockholder meetings to vote upon the Merger Proposal within 45 days of the effectiveness of this Prospectus/Joint Proxy Statement; (iii) notify the other party of any breach of any representation or covenant or any event that would make the timely satisfaction of any of the conditions to consummation of the Merger contained in the Merger Agreement unlikely; and (iv) use reasonable efforts to obtain all third party and governmental consents and remove any legal impediments, if any to the Merger.

     Pursuant to the Merger Agreement, Gene Logic has covenanted to fulfill all obligations of Oncormed under all indemnification agreements between Oncormed and its directors and executive officers existing as of the date of the Merger Agreement. Gene Logic has further agreed to maintain, for a period of six years after the Effective Time, exculpation and indemnification provisions under the Certificate of Incorporation and By-laws of Merger Sub, as the surviving corporation in the Merger, that are at least as favorable as those contained in Oncormed's Certificate of Incorporation and By-laws as of the date of the Merger Agreement and, subject to certain limitations, directors' and officers' liability insurance for the benefit of the current directors and officers of Oncormed comparable in coverage to that maintained by Oncormed as of the date of the Merger Agreement. Gene Logic has also agreed to maintain or cause Merger Sub, as the surviving corporation in the Merger, to maintain employee benefit plans for the benefit of Oncormed employees which are substantially similar to the benefits provided to Gene Logic's employees.

  No Solicitation.

     Pursuant to the Merger Agreement, Oncormed has agreed that, prior to the consummation of the Merger, it will not (i) solicit, initiate, or encourage the making, submission or announcement of any alternate acquisition proposal; (ii) furnish any information regarding Oncormed to any person or entity in connection

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

with or in response to any alternate acquisition proposal; (iii) engage in discussions or negotiations with any person or entity with respect to any alternate acquisition proposal; (iv) approve, endorse or recommend any alternate acquisition proposal; or (v) enter into any letter of intent or similar document or contract contemplating or otherwise relating to any alternate acquisition proposal, subject in each case to the good faith exercise by the Oncormed Board of its fiduciary obligations. An alternate acquisition proposal includes any offer, proposal or inquiry (other than by Gene Logic) contemplating or otherwise relating to with respect to Oncormed and any Acquisition Transaction.

  Conditions to the Merger.

     The obligations of Gene Logic and Oncormed to consummate the Merger are subject to the satisfaction or waiver of a number of conditions, including among others, (i) approval of the Merger Proposal by the stockholders of Gene Logic and the stockholders of Oncormed; (ii) subject to certain materiality thresholds, the accuracy of the representations and warranties of the parties contained in the Merger Agreement; (iii) the performance by the parties in all material respects of their respective covenants; (iv) the effectiveness of, and the absence of any stop orders with respect to, the Registration Statement; (v) the absence of any material adverse change in the business, capitalization, operations or financial condition of the parties; (vi) the absence of any governmental restraint or governmental proceeding challenging or seeking to prohibit the consummation of the Merger or relating to the ability of Gene Logic or the surviving corporation to own the assets or operate the business of Oncormed; and (vii) the receipt by each party from their respective counsel of legal opinions to the effect that the Merger will be treated for federal income tax purposes as a "reorganization" within the meaning of Section 368(a) of the Code.

     Gene Logic's obligations to consummate the Merger are further conditioned on, among other things, (i) the receipt of a comfort letter from Oncormed's accountants, Arthur Andersen LLP, in connection with the Registration Statement of which this Prospectus/Joint Proxy Statement is a part; (ii) receipt of executed and valid employment agreements or consulting agreements with respect to certain officers of Oncormed; (iii) the written resignation of all officers and directors of Oncormed; and (iv) the termination of all options to acquire Oncormed Common Stock that have not been exercised prior to the Effective Time.

     Oncormed's obligations to consummate the Merger are further conditioned on, among other things, (i) the Closing Price of Gene Logic's Common Stock being more than $6.34; and (ii) the approval for quotation on the Nasdaq NMS of the Gene Logic Common Stock to be issued in the Merger, subject to notice of issuance thereof.

  Termination and Amendment.

     The Merger Agreement may be terminated prior to the Effective Time, whether before or after approval of the Merger by the stockholders of Gene Logic and Oncormed, by Gene Logic or Oncormed: (i) upon their mutual written consent; (ii) if the Merger shall not have been consummated by December 31, 1998, unless the failure to consummate the Merger is attributable to a failure by the party seeking to terminate the Merger Agreement to perform any material obligation required to be performed by that party; (iii) in connection with certain legal or governmental actions having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or (iv) if the Merger Agreement shall not have been approved by the stockholders of both parties, provided, however, that neither party shall be permitted to terminate the Merger Agreement if the reason for such party's stockholders failing to approve the Merger Agreement is attributable to such party's failure to perform any material obligation required to be performed by such party, and provided further that in the event that the Merger Agreement is not approved by the stockholders of Oncormed at the Oncormed Special Meeting and the Merger Agreement is thereafter terminated by Gene Logic or Oncormed under the conditions specified in this clause (iv), then Oncormed shall be required to pay to Gene Logic a nonrefundable cash fee in the amount of $1,000,000.

     Gene Logic may also terminate the Merger Agreement (i) subject to certain limitations, following a breach of any covenant or agreement of Oncormed contained in the Merger Agreement or if any of Oncormed's representations and warranties contained in the Merger Agreement shall be or shall have become

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

inaccurate; or (ii) prior to the approval of the Merger Agreement by the Oncormed stockholders if any of the following events ("Triggering Events") occurs: (a) a breach of the Merger Agreement by Oncormed; (b) the Oncormed Board of Directors shall have failed to recommend, or shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Gene Logic its recommendation in favor of the adoption and approval of the Merger Agreement or the approval of the Merger; (c) Oncormed shall have failed to include in this Prospectus/Joint Proxy Statement the recommendation of its Board in favor of this Merger Agreement and the Merger; (d) Oncormed shall have approved, endorsed or recommended any proposal relating to an Acquisition Transaction or Gene Logic terminates the Merger Agreement after Oncormed publicly announces it is considering any proposal relating to an Acquisition Transaction; (e) a tender or exchange offer relating to securities of Oncormed shall have been commenced and Oncormed shall not have sent to its securityholders, within ten business days after the commencement of such tender or exchange offer, a statement disclosing that Oncormed does not recommend acceptance of such tender or exchange offer;
(f) a proposal relating to an Acquisition Transaction is publicly announced, and Oncormed fails to issue a press release announcing its opposition to such proposal within five business days after such proposal is announced or otherwise fails to actively oppose such proposal; or (g) Oncormed shall have failed to hold the Oncormed Special Meeting as promptly as practicable and in any event within 45 days after the S-4 Registration Statement of which this Prospectus/Joint Proxy Statement is a part is declared effective under the Securities Act. In the event Gene Logic terminates the Merger Agreement upon any Triggering Event specified in clause (ii) above, Oncormed will be required to pay to Gene Logic a nonrefundable cash fee in the amount of $1,000,000.

     Oncormed may also terminate the Merger Agreement (i) subject to certain limitations, following a breach of a covenant or agreement of Gene Logic contained in the Merger Agreement or if any of Gene Logic's representations and warranties contained in the Merger Agreement shall be or shall have become inaccurate; or (ii) if the Closing Price of Gene Logic Common Stock is less than $6.34.

     The Merger Agreement may be amended with the approval of the respective Boards of the parties at any time before or after the approval of the Merger Agreement by the Oncormed stockholders; provided however, that after any such stockholder approval, no amendment may be made excepted as permitted by applicable law.

RELATED AGREEMENTS AND INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the Oncormed Board FOR approval of the Merger Proposal, Oncormed stockholders should be aware that certain members of the Oncormed Board and certain executive officers of Oncormed have interests in the Merger that are in addition to the interests of the Oncormed stockholders generally. In particular, as set forth below, certain executive officers and directors of Oncormed will enter into employment agreements, consulting agreements, severance agreements and non-competition agreements with Gene Logic. The Oncormed Board was aware of these interests and considered them, among other matters, in approving the Merger Proposal.

  Credit Facility.

     In connection with the Merger, Gene Logic and Oncormed have entered into the Loan Agreement whereby Gene Logic has agreed to make available to Oncormed through February 28, 1999 a credit facility of up to $2,000,000 (the "Loan") to be used by Oncormed for working capital purposes. Interest on all amounts outstanding under the Loan shall accrue daily at the per annum rate that Citibank N.A. has announced as its prime lending rate. Advances under the Loan shall not exceed $500,000 per month. All outstanding principal and accrued interest on the Loan is due and payable upon the earliest to occur of (i) March 31, 1999, (ii) in the event the Merger is not consummated, that date upon which Oncormed secures alternate financing of at least $2,000,000 on terms satisfactory to Oncormed in its sole discretion, or (iii) the date on which Oncormed sells or otherwise disposes of, all or substantially all of the assets or business of Oncormed, or any liquidation, merger or other business combination of Oncormed (other than the Merger). All amounts outstanding under the Loan are secured by certain of Oncormed's tissue biorepository assets.

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

     If the Merger Agreement, the License Agreement or the Loan Agreement is terminated, or Oncormed is in material breach of any term, representation or warranty contained in the Merger Agreement, License Agreement or Loan Agreement, and under certain other circumstances, Gene Logic is not obligated to advance additional sums under the Loan. In addition, if Oncormed, among other things (i) fails to pay all principal and interest due on the maturity date; (ii) breaches certain negative covenants contained in the Loan Agreement; or (iii) becomes insolvent or makes an assignment for the benefit of creditors or any enters into any proceeding in bankruptcy, whether voluntarily or involuntarily, then in each such case Gene Logic may exercise a number of remedies including but not limited to terminating its obligations to make additional advances to Oncormed under the Loan Agreement and taking possession of the collateral securing the Loan.

  Non-Exclusive License Agreement.

     In connection with the Merger and the Loan, Oncormed and Gene Logic have entered into the License Agreement whereby Oncormed has granted to Gene Logic non-exclusive access, until March 31, 1999, to Oncormed's tissue biorepositories for the purpose of reviewing and selecting tissue samples for further analysis. In addition, under the terms of the License Agreement, Oncormed has granted Gene Logic a non-exclusive perpetual, worldwide license to use the technology, know-how and other proprietary rights owned or controlled by Oncormed that is related to the tissue biorepositories and tissue samples to analyze the tissue samples selected by Gene Logic. All amounts payable by Gene Logic for selection of tissue samples may be offset against any amounts owed by Oncormed to Gene Logic under the Loan.

     Either party may terminate the License Agreement prior to March 31, 1999, the end of the term, upon the bankruptcy, insolvency, dissolution or winding up of the other party or upon the breach by the other party of a material provision of the License Agreement which is not cured within 60 days after written notice thereof by the other party. Further, Gene Logic may terminate the License Agreement, with or without cause, upon 30 days prior written notice.

  Voting Agreements.

     The Voting Agreement Stockholders, who together hold approximately
[               ]% of the Oncormed Common Stock outstanding on the Record Date, have entered into Voting Agreements with Gene Logic pursuant to which such persons have agreed to vote and have granted irrevocable proxies to Gene Logic to vote all of the shares of Oncormed Common Stock over which such persons have voting power or control on the Record Date in favor of the Merger Proposal. A more detailed discussion of the Voting Agreements follows.

     Directors and Executive Officers. Each of the directors and executive officers of Oncormed, which includes Dr. Timothy J. Triche, Dr. Douglas Dolginow, Mr. L. Robert Johnston, Jr., Mr. John Pappajohn, Dr. Leslie Alexandre, Mr. John W. Colloton, Mr. Stephen Turner and Dr. Wayne Patterson (collectively, the "Executives"), has entered into a voting agreement with Gene Logic (collectively, the "Executives' Voting Agreements"). Pursuant to the Executives' Voting Agreements, the Executives have agreed generally that, among other things, prior to the Expiration Date (as defined below), they will vote their shares of Oncormed Common Stock in favor of the Merger Proposal, against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of Oncormed in the Merger Agreement, and against any extraordinary corporate transactions (other than the Merger Proposal). For the purposes of the Executives' Voting Agreements, the "Expiration Date" is defined as the earlier of the date upon which (i) the Merger becomes effective, or (ii) the Merger Agreement is validly terminated; provided, however, that the "Expiration Date" shall be the date 180 days after the date upon which the Merger Agreement is terminated if such termination is effected by Gene Logic as the result of (i) the failure of the Oncormed stockholders to approve the Merger Proposal at the Oncormed Special Meeting, or
(ii) upon a Triggering Event, other than as the result of the termination of the Merger Agreement as a result of a breach by Oncormed (each an "Identified Termination").

     Pursuant to the terms of the Executives' Voting Agreements, the Executives have agreed that, prior to the Expiration Date, they will not directly or indirectly: (i) offer, sell, offer to sell, contract to sell, pledge,

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grant any option to purchase or otherwise dispose of or transfer to any person other than Gene Logic; (ii) create or encumber; or (iii) reduce their beneficial ownership in, in each case the shares of Oncormed Common Stock subject to such voting agreements. The Executive Voting Agreement executed by Mr. Turner permits Mr. Turner to sell shares of Oncormed Common Stock prior to the Effective Time and Mr. Johnston may also sell shares of Oncormed Common Stock held by him.

     Certain Holders of Oncormed Common Stock. Oncor and Incyte, each a stockholder of Oncormed, have entered into voting agreements with Gene Logic substantially similar to the Executives' Voting Agreements, except that under Oncor's voting agreement, Oncor is permitted to transfer in a private sale (i) all or a portion of the shares of Oncormed Common Stock subject to such voting agreement so long as the proposed transferee agrees to be bound by the terms of Oncor's voting agreement; and (ii) certain shares of Oncormed Common Stock to certain third parties and their affiliates as the result of preexisting obligations to transfer such shares. Such third parties and their affiliates have agreed to accept such shares subject to the provisions of the Oncor voting agreement.

     Certain Holders of Oncormed Preferred Stock. Each of the Preferred Holders, namely Southbrook International Investments, Ltd., Westover Investments L.P., Montrose Investments, Ltd., Brown Simpson Strategic Growth Fund, L.P., Brown Simpson Strategic Growth Fund, Ltd. and Incyte have entered into letter agreements with Oncormed whereby the Preferred Holders have agreed to vote all shares of Oncormed Common Stock held by such holders as of the Record Date and at the time of the Oncormed Special Meeting, in favor of the Merger Proposal, against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of Oncormed in the Merger Agreement, and against any extraordinary corporate transactions (other than the Merger Proposal). However, under the letter agreement, the Preferred Holders are not prohibited from selling or otherwise transferring any interest they may have in any shares of Oncormed Common Stock prior to the Oncormed Special Meeting.

  Employment, Consulting and Separation Agreements.

     Effective upon the consummation of the Merger, Dr. Douglas Dolginow, the current President and Chief Operating Officer of Oncormed, will become Senior Vice President, Pharmacogenomics of Gene Logic pursuant to a letter of employment between Dr. Dolginow and Gene Logic (the "Dolginow Letter"). Under the terms of the Dolginow Letter, Dr. Dolginow will receive an annual base salary of $200,000 and will be eligible to receive annual cash bonuses of up to $50,000, with the actual amount of such bonus being determined based upon the attainment of objectives mutually agreed to between Gene Logic and Dr. Dolginow. The Oncormed Board has approved the payment of a bonus to Dr. Dolginow of $50,000, which Gene Logic has agreed to approve should the Merger be consummated. In addition to his annual salary and bonus, Dr. Dolginow will receive options to purchase up to 100,000 shares of Gene Logic Common Stock, of which options to purchase 20,000 shares will vest on the one year anniversary of Dr. Dolginow's employment with Gene Logic and the remaining options to purchase 80,000 shares will vest ratably and monthly over four years, commencing on Dr. Dolginow's first day of employment. Dr. Dolginow's employment with Gene Logic will initially be for a four-year term. Upon any termination by Gene Logic of Dr. Dolginow's employment with Gene Logic without cause, Gene Logic shall pay to Dr. Dolginow a severance payment equal to one-half of Dr. Dolginow's then current base salary plus any annual bonus to which Dr. Dolginow would then be entitled for such year.

     In connection with the Merger, Oncormed entered into a severance and consulting agreement with Dr. Timothy J. Triche, the current Chief Executive Officer of Oncormed, which provides for the termination of Dr. Triche's employment with Oncormed upon the Effective Time and the engagement of Dr. Triche as a consultant to the surviving corporation at a base salary of $15,000 per month for a period of nine months following the Effective Time. Dr. Triche shall provide up to thirty additional days of consulting services at a base salary of $5,000 per month over the following one-year period.

     In connection with the Merger, Oncormed entered into a separation agreement with Mr. L. Robert Johnston, Jr. The agreement provides for severance payments to Mr. Johnston in the form of the continuation of Mr. Johnston's base salary for a period of six months. In addition, Mr. Johnston will receive an additional

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lump-sum payment equivalent to three months' salary if he continues to provide services to Oncormed during the period leading up to the Effective Time. In addition, Oncormed will fulfill severance obligations to approximately ten additional Oncormed employees, including Dr. Alexandre, pursuant to existing employment agreements. Dr. Alexandre, the current Vice President, Corporate Affairs of Oncormed, is entitled to severance payments in the form of the continuation of her current salary and benefits for a period of one year.

  Lock-Up Agreements.

     Each of Dr. Timothy J. Triche, Dr. Douglas Dolginow, Mr. John Pappajohn, Mr. John W. Colloton, Mr. Stephen Turner and Dr. Wayne Patterson have entered into lock-up agreements with Gene Logic whereby such persons have agreed that for a period of 90 days following the Effective Time, they will not sell or transfer any of the shares of Gene Logic Common Stock to be issued to such persons in the Merger, except with respect to a bona fide gift or to transfers to family members and only if such transferees agree to be bound by the terms of the lock-up agreements.

     Oncor has also entered into a lock-up agreement with Gene Logic with respect to the shares of Gene Logic Common Stock to be issued to it in the Merger. Under such lock-up agreement, Oncor has agreed that it will not sell or transfer any shares of Gene Logic Common Stock to be received by it in the Merger during the period beginning on the closing date and ending 60 days thereafter (the "Initial Lock-Up Period"). During the period beginning the day following the Initial Lock-Up Period and ending the 30-day period thereafter (the "Second Lock-Up Period"), and during each three-month period beginning after the Second Lock-Up Period, Oncor may sell or transfer that number of shares of Gene Logic Common Stock received by it in the Merger equal to the greater of (i) 1% of the then outstanding shares of Gene Logic Common Stock, and
(ii) the average weekly reported volume of trading in Gene Logic Common Stock during the four calendar weeks preceding the date of any such sale or transfer. This Prospectus/Joint Proxy Statement registers for resale the shares of Oncormed Common Stock held by Oncor. Certain third parties affiliated with Oncor have rights to purchase shares of Oncormed Common Stock currently held by Oncor. Each such third party has agreed that, to the extent that such third party exercises its option to purchase Oncormed Common Stock currently held by Oncor, such third party will be bound by the terms of the lock-up agreement executed by and between Oncor and Gene Logic. See "-- Registration Rights."

     Gene Logic may issue stop transfer instructions in order to enforce the terms of the foregoing lock-up agreements.

  Affiliate Agreements.

     Each of the directors and executive officers of Oncormed, and Oncor, each of whom may be deemed to be an affiliate of Oncormed, have entered into an agreement with Gene Logic restricting sales, dispositions or other transactions reducing their risk of investment in respect of the shares of Gene Logic Common Stock to be received by them in the Merger to help ensure compliance with the requirements of applicable federal securities laws. In general, Rule 145 as currently in effect, imposes restrictions on the manner in which such affiliates may make resales of Gene Logic Common Stock received by them in the Merger and on the number of shares of Gene Logic Common Stock that such affiliates and others (including persons with whom the affiliates act in concert) may sell within any three-month period. Rule 145 will not generally preclude sales by affiliates. These Rule 145 restrictions will apply for a period of at least one year after the Effective Time (or longer if the person remains or becomes an affiliate of Gene Logic). Dr. Douglas Dolginow will become an affiliate of Gene Logic after the Merger. See, however, "-- Registration Rights."

  Warrants.

     As a result of the Merger, Gene Logic will assume warrants to purchase approximately 1,088,896 shares of Oncormed Common Stock, described in this section, outstanding as of the close of business on the Record Date.

     Pursuant to the 6% Series A Convertible Preferred Stock Purchase Agreement, dated February 27, 1998 (as amended March 17, 1998, the "Oncormed Preferred Stock Purchase Agreement"), the Preferred Holders
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received warrants to purchase an aggregate of 166,666 shares of Oncormed Common
Stock at an exercise price of $8.54 per share (the "Preferred Warrants"). Following the Merger, an aggregate of approximately 77,431 shares of Gene Logic Common Stock will be issuable upon exercise of the Preferred Warrants (at an exercise price of $18.38 per share), based on the Assumed Exchange Ratio. The Preferred Warrants expire on February 27, 2001.

     In connection with a license agreement with Incyte, Oncormed issued to Incyte a warrant to purchase up to an aggregate of 10% of the Oncormed Common Stock issued and outstanding on the date of the exercise of the warrant. Incyte has agreed that, for purposes of determining the number of shares of Gene Logic Common Stock issuable upon exercise of the warrant, that the number of shares of Oncormed Common Stock issuable upon exercise of the warrant shall equal 788,730. The warrant is exercisable until February 25, 2000 at an exercise price per share equal to the greater of 110% of the fair market value per share of Oncormed Common Stock on the trading day prior to the date of exercise and (i) $9.00 per share (if the warrant is exercised after February 25, 1998 but on or prior to February 25, 1999), or (ii) $13.50 per share (if the warrant is exercised after February 25, 1999 but on or prior to February 25, 2000). Following the Merger, based on the Assumed Exchange Ratio, an aggregate of approximately 366,443 shares of Gene Logic Common Stock will be issuable upon the exercise of such warrant at an exercise price equal to the greater of 110% of the fair market value per share of Gene Logic Common Stock on the trading day prior to the date of exercise and (i) $19.37 per share (if the warrant is exercised on or prior to February 25, 1999), or (ii) $29.06 per share (if the warrant is exercised after February 25, 1999 but on or prior to February 25,
2000). Notwithstanding the foregoing, Incyte has the option to fix the exercise price per share during each of the aforementioned periods; provided, however, that in no event shall the exercise price per share during each of the aforementioned periods be less than $9.00 or $13.50 per share of Oncormed Common Stock, respectively ($19.37 or $29.06 per share of Gene Logic Common Stock, based on the Assumed Exchange Ratio). Further, Oncormed has also agreed to issue to Incyte, under certain circumstances, up to an additional aggregate of approximately 90,719 shares of Oncormed Common Stock (42,148 shares of Gene Logic Common Stock, based on the Assumed Exchange Ratio).

     Oncormed also has warrants outstanding to purchase an aggregate of 133,500 shares of Oncormed Common Stock at an exercise price of $6.90 per share (subject to adjustment in certain circumstances) (the "Underwriter Warrants"). The Underwriter Warrants expire on September 27, 1999. Following the Merger, an aggregate of approximately 62,024 shares of Gene Logic Common Stock will be issuable upon exercise of the Underwriter Warrants at an exercise price of $14.85 per share, based on the Assumed Exchange Ratio. See "-- Merger Consideration; Conversion of Shares -- Treatment of Oncormed Warrants."

  Convertible Note.

     Oncormed has a note outstanding, in the principal amount of $715,751, payable to Oncor Finance, which is convertible at the option of Oncor Finance into 35,787 shares of Oncormed Common Stock at a conversion price of $20 per share. As a result of the Merger, Gene Logic will assume such convertible note. Following the Merger, an aggregate of approximately 16,626 shares of Gene Logic Common Stock will be issuable upon conversion of such note at a conversion price of approximately $43 per share, based on the Assumed Exchange Ratio. See
"-- Merger Consideration; Conversion of Shares -- Treatment of Oncormed Convertible Note."

  Registration Rights.

     Although the shares of Gene Logic Common Stock to be issued to the Oncormed stockholders in the Merger will have been registered under the Securities Act, as discussed above, any stockholder of Oncormed receiving Gene Logic Common Stock in the Merger who is an affiliate (as "affiliate" is used under Rule 145 of the Securities Act) of Oncormed at the time of the Oncormed Special Meeting will be subject to the resale restrictions of Rule 145. Gene Logic has agreed to register, and has registered, for resale pursuant to this Prospectus/Joint Proxy Statement all shares of Gene Logic Common Stock to be received by Oncor in the Merger subject to the restrictions contained in the Oncor lock-up agreement. Under the lock-up agreement, Oncor has agreed that, for a period of 60 days following the Effective Time, it will not sell or transfer any of the shares of Gene Logic Common Stock to be issued to Oncor in the Merger, subject to certain limited exceptions. During the 30-day period thereafter and during each three-month period following the end of such 30-day period, Oncor may sell or transfer only the number of shares of the Gene Logic Common Stock issued to Oncor in the Merger that Oncor would otherwise be able to sell or transfer in accordance with the resale restrictions of Rule 145. See "-- Lock-Up Agreements" and "Selling Securityholders."

     As a result of the Merger, Gene Logic will assume additional registration obligations of Oncormed. Such rights exist in connection with the Preferred Warrants, the warrant issued to Incyte pursuant to the license agreement with Oncormed, and the Underwriter Warrants. Gene Logic has registered for resale pursuant to this Prospectus/Joint Proxy Statement, all shares of Gene Logic Common Stock to be received by the Preferred Holders upon the exercise of the Preferred Warrants following consummation of the Merger. See "-- Warrants."

OTHER MATTERS RELATED TO THE MERGER

  Certain Federal Income Tax Consequences

     The following discussion summarizes the material federal income tax consequences of the Merger that are generally applicable to holders of Oncormed Common Stock. This discussion assumes that holders of shares of Oncormed Common Stock hold such shares as capital assets. This discussion is based on currently existing provisions of the Code, existing Treasury Regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to the Oncormed stockholders.

     Oncormed stockholders should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to particular Oncormed stockholders in light of their particular circumstances, such as stockholders who are dealers in securities, banks, insurance companies or tax-exempt organizations, who are subject to the alternative minimum tax provisions of the Code, who are non-United States persons, who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions or who hold their shares as a hedge or as part of a hedging, straddle, conversion or other risk reduction transaction. In addition, the following discussion does not address the tax consequences of transactions effectuated prior to or after the Merger (whether or not such transactions are in connection with the Merger).

     It is the opinion of Cooley Godward, counsel to Gene Logic, and Brobeck, counsel to Oncormed, that the Merger will constitute a reorganization (a "Reorganization") pursuant to Section 368(a) of the Code (collectively, the "Tax Opinions"). In addition, Gene Logic's obligation to consummate the Merger is conditioned on the receipt by Gene Logic of an opinion from Cooley Godward, and Oncormed's obligation to consummate the Merger is conditioned on the receipt by Oncormed of an opinion from Brobeck, in each case, confirming that the Merger will constitute a Reorganization (the "Closing Opinions"). Cooley Godward and Brobeck have advised Gene Logic and Oncormed, respectively, that they currently expect to be able to deliver such Closing Opinions. See "The Merger and Related Transactions -- The Merger Agreement -- Conditions to the Merger." The Tax Opinions and Closing Opinions (i) will not be binding on the IRS nor preclude the IRS from adopting a contrary position, (ii) will be based on the assumptions discussed below, as well as representations received from Gene Logic, Merger Sub and Oncormed, (iii) will be based on the assumption that the Merger will be consummated in accordance with the terms of the Merger Agreement and (iv) will be subject to the limitations discussed below. Neither Gene Logic nor Oncormed has requested, or will request, a ruling from the IRS with regard to any of the federal income tax consequences of the Merger. The Tax Opinions and Closing Opinions assume and are conditioned upon (i) the truth and accuracy of the statements, covenants, representations and warranties contained in the Merger Agreement, in the representations received from Gene Logic, Merger Sub and Oncormed to support the Tax Opinions and Closing Opinions (the "Tax Representations") and in all other instruments and documents related to the formation, organization and operation of Gene Logic, Merger Sub and Oncormed examined by and relied upon by Cooley Godward and Brobeck in connection with the Merger; (ii) that original documents submitted to such counsel are authentic, documents submitted to such counsel as copies conform to the original documents, and that all such documents have been (or will be by the Effective Time) duly and validly executed and delivered where due execution and delivery are a prerequisite to the effectiveness thereof; (iii) that all covenants contained in the Merger Agreement and in the Tax Representations are performed without waiver or breach of any material provision thereof; and (iv) that any representation or statement made "to the best of knowledge" or similarly qualified is correct without such qualification.

     Subject to the limitations and qualifications referred to herein and in the Tax Opinions and Closing Opinions, it is the opinion of Cooley Godward and Brobeck that as a result of the Merger's qualifying as a Reorganization, the following U.S. federal income tax consequences will result:

     - No gain or loss will be recognized for federal income tax purposes by the holders of Oncormed Common Stock upon the receipt of Gene Logic Common Stock solely in exchange for such Oncormed Common Stock in the Merger (except to the extent that cash is received in lieu of fractional shares).

     - The aggregate tax basis of the Gene Logic Common Stock so received by Oncormed stockholders in the Merger (including any fractional shares of Gene Logic Common Stock not actually received) will be the same as the aggregate tax basis of the Oncormed Common Stock surrendered in exchange therefor.

     - The holding period of the Gene Logic Common Stock so received by each Oncormed stockholder in the Merger will include the holding period of the shares of Oncormed Common Stock surrendered in exchange therefor.

     - Cash payments received by holders of Oncormed Common Stock in lieu of fractional shares of Gene Logic Common Stock will be treated as if such fractional shares had been issued in the Merger and then redeemed by Gene Logic. An Oncormed stockholder receiving such cash will recognize gain or loss upon such payment, measured by the difference (if any) between the amount of cash received and the basis allocated to such fractional share. The gain or loss should be capital gain or loss, provided that each such fractional share of Gene Logic Common Stock was held as a capital asset at the Effective Time of the Merger.

     A successful IRS challenge to the Reorganization status of the Merger would result in (i) Oncormed recognizing a corporate level gain or loss on the deemed sale of all of its assets equal to the difference between the sum of the fair market value of the Gene Logic Common Stock issued in the Merger and the amount of the liabilities of Oncormed as of the time of the Merger and Oncormed's basis in such assets; and (ii) all Oncormed stockholders recognizing gain or loss with respect to each share of Oncormed Common Stock surrendered equal to the difference between the fair market value, as of the time of the Merger, of the Gene Logic Common Stock received in exchange therefor and the stockholder's basis in such share of Oncormed Common Stock. In such event, the Oncormed stockholder's aggregate basis in the shares of Gene Logic Common Stock received in exchange would equal the fair market value of such shares, and the Oncormed stockholder's holding period for such shares would not include the period during which the shares of Oncormed Common Stock were held.

     Even if the Merger qualifies as a Reorganization, a recipient of Gene Logic Common Stock would recognize income to the extent that, for example, any such shares were determined to have been received in exchange for services, to satisfy obligations or in consideration for anything other than the Oncormed Common Stock surrendered. In addition, to the extent that an Oncormed stockholder were treated as receiving (directly or indirectly) consideration other than Gene Logic Common Stock in exchange for such stockholder's Oncormed Common Stock, gain, if any, would have to be recognized.

     Certain noncorporate Oncormed stockholders may be subject to backup withholding at a rate of 31% on cash payments received in lieu of a fractional share interest in Gene Logic Common Stock. Backup withholding will not apply, however, to a stockholder who furnishes a correct taxpayer identification number ("TIN") and certifies that he, she or it is not subject to backup withholding on the substitute Form W-9 included in the letter of transmittal, who provides a certificate of foreign status on Form W-8, or who is otherwise exempt from backup withholding. A stockholder who fails to provide the correct TIN on Form W-9 may be subject to a $50 penalty imposed by the IRS.

     Each Oncormed stockholder will be required to retain records and file with such holder's U.S. federal income tax return a statement setting forth certain facts relating to the Merger.

     THE PRECEDING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT TO THE MERGER. THUS, HOLDERS OF ONCORMED COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER APPLICABLE TAX LAWS AND THE EFFECTS OF ANY PROPOSED CHANGES IN THE TAX LAWS.

  Accounting Treatment.

     For financial reporting purposes, the Merger is intended to be accounted for as a "purchase" in accordance with generally accepted accounting principles.

  No Appraisal Rights.

     Under the DGCL, neither Gene Logic's nor Oncormed's stockholders are entitled to appraisal rights in connection with the Merger.

  Regulatory Matters.

     No state or federal regulatory requirements must be complied with nor are state or federal regulatory approvals required in connection with the Merger, other than the filing of this Prospectus/Joint Proxy Statement with the Commission and obtaining the approval of the Merger Proposal by the stockholders of each of Gene Logic and Oncormed.

  Merger Expenses and Fees and Other Costs.

     Pursuant to the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that Gene Logic and Oncormed shall share equally all fees and expenses, other than attorneys' and accountants' fees, incurred in connection with the printing and filing of this Prospectus/Joint Proxy Statement and the Registration Statement of which this Prospectus/Joint Proxy Statement is a part and any amendments or supplements thereto with the Commission. If the Merger Agreement is terminated under certain circumstances, Oncormed will be required to pay to Gene Logic a nonrefundable fee, in cash, of $1,000,000. See "-- The Merger Agreement -- Termination and Amendment."

     Gene Logic and Oncormed estimate that they will incur direct transaction costs of approximately $2.0 million associated with the Merger. The nonrecurring transaction costs incurred by Oncormed will be charged to operations as incurred. The nonrecurring transaction costs incurred by Gene Logic will be added to the purchase price as a direct cost of the transaction. In addition, Gene Logic anticipates incurring additional charges upon consummation of the Merger of approximately $35.2 million relating to the write-off of acquired in-process research and development. Gene Logic also anticipates that it will incur other costs associated with integrating the two companies which will be expensed as incurred. Gene Logic also anticipates that certain charges will be recorded as a restructuring liability and will be included in the purchase price allocation. See "Unaudited Pro Forma Combined Condensed Financial Data."

  Surrender of Certificates.

     Following the Effective Time, Gene Logic, acting through its exchange agent, will mail a letter of transmittal with instructions to all holders of record of Oncormed Common Stock (including the holders of shares of Oncormed Preferred Stock automatically converted into Oncormed Common Stock immediately prior to the Effective Time) as of the Effective Time for use in surrendering their stock certificates in exchange for certificates representing Gene Logic Common Stock and a cash payment in lieu of fractional shares. CERTIFICATES REPRESENTING SHARES OF ONCORMED COMMON STOCK SHOULD NOT BE SURRENDERED UNTIL THE LETTER OF TRANSMITTAL IS RECEIVED.

                            SELLING SECURITYHOLDERS

     In connection with the Merger, Gene Logic is hereby registering for resale pursuant to this Prospectus/ Joint Proxy Statement certain shares of Gene Logic Common Stock to be issued to Oncor, and certain shares of Gene Logic Common Stock issuable to the Preferred Holders upon exercise of the Preferred Warrants (collectively, the "Selling Securityholders"). Based on the Assumed Exchange Ratio of .4646, following the Merger, an aggregate of approximately 77,431 shares of Gene Logic Common Stock will be issuable upon exercise of such Preferred Warrants at an exercise price of approximately $18.38 per share. See "The Merger and Related Transactions -- Merger Consideration; Conversion of Shares -- Treatment of Oncormed Warrants" and "-- Related Agreements and Interests of Certain Persons in the Merger -- Warrants." The following table sets forth the name and address of the Selling Securityholders, the number of shares of Gene Logic Common Stock that the Selling Securityholders beneficially owned prior to the offering for resale of any of the shares of Gene Logic Common Stock being registered hereby, the maximum number of shares of Gene Logic Common Stock that may be offered for resale for the account of the Selling Securityholders pursuant to this Prospectus/Joint Proxy Statement (the "Resale Shares") and the number of shares of Gene Logic Common Stock to be held by the Selling Securityholders after the offering of the Resale Shares (assuming all of the Resale Shares are sold by the Selling Securityholders).

                                                                                      PERCENTAGE OF
                                                                                      SHARES OF GENE
                                                  SHARES OF      NUMBER OF          LOGIC COMMON STOCK
                                                 GENE LOGIC      SHARES OF        BENEFICIALLY OWNED(2)
                                                   COMMON        GENE LOGIC     --------------------------
                                                 STOCK TO BE       COMMON         BEFORE          AFTER
                                                   RESOLD          STOCK        OFFERING OF    OFFERING OF
                                                   IN THE       BENEFICIALLY    THE RESALE     THE RESALE
          SELLING SECURITYHOLDERS(1)              OFFERING        OWNED(2)        SHARES        SHARES(3)
          --------------------------             -----------    ------------    -----------    -----------
Oncor, Inc. ...................................   929,200         929,200           --%             0%
  209 Perry Parkway
  Gaithersburg, Maryland 20877
Southbrook International Investments, Ltd. ....    29,037(4)      314,433(5)        --%            --%
  c/o Trippoak Advisors, Inc.
  630 Fifth Avenue, Suite 2000
  New York, New York 10111
Westover Investments L.P. .....................    10,163(4)      110,359(5)        --%            --%
  777 Main Street, Suite 2750
  Forth Worth, Texas 76102
Montrose Investments, LTD......................    18,874(4)      203,258(5)        --%            --%
  777 Main Street, Suite 2750
  Forth Worth, Texas 76102
Brown Simpson Strategic Growth Fund, L.P.......     2,787(4)       30,224(5)        --%            --%
  152 West 57th Street, 40th Floor
  New York, New York 10019
Brown Simpson Strategic Growth Fund, Ltd. .....     8,827(4)       95,715(5)        --%            --%
  152 West 57th Street, 40th Floor
  New York, New York 10019
Incyte Pharmaceuticals, Inc. ..................     7,743(4)       83,114(5)        --%            --%
  3174 Porter Drive
  Palo Alto, CA 94304

---------------
(1) This table is based upon information supplied to Gene Logic by Oncormed or the Selling Securityholders.

(2) Number of Shares Beneficially Owned and Percentage of Shares Beneficially Owned are determined in accordance with the rules of the Commission based
    upon (i)                shares of Gene Logic Common Stock issued and
    outstanding on the Record Date, and (ii) the issuance of an aggregate of 4,849,815 shares of Gene Logic Common Stock in the Merger.

(3) Assumes that the Selling Securityholders sell all of the Resale Shares.

(4) Represents shares of Gene Logic Common Stock issuable to such holder upon exercise of Preferred Warrants at an exercise price of approximately $18.38 per share, based on the Assumed Exchange Ratio of .4646. See "The Merger and Related Transactions -- Merger Consideration; Conversion of Shares -- Treatment of Oncormed Warrants" and "-- Related Agreements and Interests of Certain Persons in the Merger -- Warrants."

(5) Includes shares of Gene Logic Common Stock issuable to such holder upon the conversion of such holder's Oncormed Preferred Stock and the Dividend Shares issuable in connection therewith assuming that the conversion occurred on October 31, 1998, based on the Assumed Exchange Ratio.

     Gene Logic will not receive any of the proceeds from the sale by the Selling Securityholders of any of the Resale Shares. All proceeds from the sale of such Resale Shares will be for the accounts of the Selling Securityholders.

     Gene Logic has been advised that the Selling Securityholders or pledgees, donees, transferees of or other successors in interest to the Selling Securityholders may sell the Resale Shares from time to time in transactions on the Nasdaq NMS, in privately negotiated transactions or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Resale Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders or the purchasers of the Resale Shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commission).

     At any time a particular offer of Resale Shares is made, to the extent required, a supplemental Prospectus will be distributed which will set forth the number of Resale Shares offered and the terms of the offering including the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for the Resale Shares purchased from the Selling Securityholders, any discounts, commission and other items constituting compensation from the Selling Securityholders and any discounts, concessions or commissions allowed or reallowed or paid to dealers.

     The Selling Securityholders and any broker-dealers who act in connection with the sale of Resale Shares hereunder may be deemed to be "underwriters" as that term is defined in the Securities Act, and any commissions received by them and profit on any resale of the Resale Shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

     Any or all of the sales or other transactions involving the Resale Shares described above, whether effected by the Selling Securityholders, any broker-dealer or others, may be made pursuant to this Prospectus. In addition, any Resale Shares that qualify for sale pursuant to Rule 145 under the Securities Act may be sold under Rule 145 rather than pursuant to this Prospectus.

     In order to comply with the securities laws of certain states, if applicable, the Resale Shares may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Resale Shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Resale Shares may not simultaneously engage in market making activities with respect to Gene Logic's Common Stock for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Securityholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation, Regulation M under the Exchange Act, which may limit the timing of purchases and sales of shares of Gene Logic Common Stock (including the Resale Shares) by the Selling Securityholders.

     In the event of a "distribution" of Gene Logic Common Stock, the Selling Securityholders, any selling broker-dealer or agent and any "affiliated purchasers" may be subject to Regulation M under the Exchange Act, which would prohibit, with certain exceptions, each such person from bidding for, purchasing or attempting to induce any person to bid for or purchase any security which is the subject of such distribution until his participation in that distribution is completed. In addition, Regulation M under the Exchange Act prohibits certain "stabilizing bids" or "stabilizing purchases" for the purpose of pegging, fixing or maintaining the price of Gene Logic Common Stock in connection with any offer of Gene Logic Common Stock by the Selling Securityholders.

     Gene Logic will make copies of this Prospectus/Joint Proxy Statement available to the Selling Securityholders and has informed the Selling Securityholders of the need for delivery of a copy of this Prospectus/Joint Proxy Statement to each purchaser of the Resale Shares prior to or at the time of any sale of the Resale Shares offered hereby. Gene Logic has agreed with the Selling Securityholders to keep the Registration Statement of which this Prospectus/Joint Proxy Statement is a part effective until the earlier to occur of (i) the time when all of the Resale Shares may be resold pursuant to an exemption from registration under the Securities Act, and (ii) the time at which the Selling Securityholders no longer hold any Resale Shares. Notwithstanding the foregoing, Gene Logic may convert the Form S-4 Registration Statement of which this Prospectus/Joint Proxy Statement is a part to a Registration Statement on another form permitted to be used by Gene Logic for the registration under the Securities Act of the Resale Shares.

     All costs and expenses associated with registering the Resale Shares being offered hereunder with the Commission will be paid by Gene Logic.

     The Selling Securityholders may agree to indemnify certain persons including broker-dealers or others, against certain liabilities in connection with any offering of the Resale Shares including liabilities under the Securities Act.

     Oncor has also entered into a lock-up agreement with Gene Logic with respect to the shares of Gene Logic Common Stock to be issued to it in the Merger. Under such lock-up agreement, Oncor has agreed that it will not sell or transfer any shares of Gene Logic Common Stock to be received by it in the Merger during the Initial Lock-Up Period. During the Second Lock-Up Period, and during each three-month period beginning after the Second Lock-Up Period, Oncor may sell or transfer that number of shares of Gene Logic Common Stock received by it in the Merger equal to the greater of (i) 1% of the then outstanding shares of Gene Logic Common Stock, and (ii) the average weekly reported volume of trading in Gene Logic Common Stock during the four calendar weeks preceding the date of any such sale or transfer. Certain third parties affiliated with Oncor have rights to purchase shares of Oncormed Common Stock currently held by Oncor. Each such third party has agreed that, to the extent that such third party exercises its option to purchase Oncormed Common Stock currently held by Oncor, such third party will be bound by the terms of the lock-up agreement executed by and between Oncor and Gene Logic. Gene Logic may issue stop-transfer instructions in order to enforce the terms of such lock-up agreement. See "The Merger and Related Transactions -- Related Agreements and Interests of Certain Persons in the Merger -- Lock-Up Agreements."

                GENE LOGIC MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This Prospectus/Joint Proxy Statement contains forward-looking statements that involve risks and uncertainties, including, among others, statements as to the benefits expected to be realized as a result of the Merger, future financial performance of the combined company, the analysis performed by the financial advisors to Gene Logic and Oncormed, the timing of availability of products and services under development, the ability to commercialize products and services developed under collaborations and alliances, the performance and utility of the combined company's products and services, and the adequacy of capital resources. The combined company's actual results may differ materially from those anticipated in these forward-looking statements as a result of risks and uncertainties, including those set forth in the section entitled "Risk Factors" and elsewhere in this Prospectus/Joint Proxy Statement. Stockholders of each of Gene Logic and Oncormed are urged to consider carefully the discussion of such risks and uncertainties in determining whether or not to vote for the Merger Proposal and are cautioned not to place undue reliance on the forward-looking statements contained in this Prospectus/Joint Proxy Statement, which speak only as of the date hereof.

OVERVIEW

     Gene Logic was incorporated in September 1994 and has devoted substantially all of its resources to the development of its genomics technologies, bioinformatics systems and database products used to identify the expression of genes, drug targets and drug leads. During 1997, Gene Logic entered into strategic alliances with Procter & Gamble, Japan Tobacco, and Organon. In 1998, Gene Logic entered into strategic alliances with Wyeth-Ayerst and AgrEvo. These agreements provide Gene Logic with various combinations of technology and database access fees and research funding and provide certain additional payments upon the attainment of research and product development milestones and royalty payments based on sales of any products resulting from the strategic alliances. Gene Logic has also entered into a bioinformatics alliance with SmithKline. Procter & Gamble and Japan Tobacco each have the option to expand the alliances to cover additional research areas. Japan Tobacco purchased $3.0 million of Gene Logic Common Stock in a private placement that closed simultaneously with Gene Logic's initial public offering.

     Gene Logic's future profitability will depend in part on the successful establishment of strategic alliances, marketing of genomic databases and bioinformatics software, and development of the Flow-thru Chip. Payments from strategic alliance partners and interest income are expected to be the only sources of revenue for the foreseeable future. Such revenue is dependent in large part on the discovery of genes, drug targets and drug leads using Gene Logic's technologies. Royalties or other revenue from commercial sales of products developed from any therapeutic or diagnostic product identified using Gene Logic's technologies are not expected for at least several years, if at all. Payments under strategic alliances may be subject to significant fluctuation in both timing and amount, and, therefore, Gene Logic's results of operations for any period may not be comparable to the results of operations for any other period. Furthermore, the generation of significant revenues and profitability will depend upon Gene Logic entering into additional alliances. There can be no assurance that Gene Logic will enter into additional alliances on acceptable terms, if at all, or that current or future alliances will be successful.

     Gene Logic has incurred operating losses in each year since its inception, and, at March 31, 1998, Gene Logic had an accumulated deficit of approximately $14.8 million. Gene Logic's losses have resulted principally from costs incurred in research and development and from general and administrative costs associated with Gene Logic's operations. These costs have exceeded Gene Logic's revenues which to date have been generated principally from strategic alliances. Gene Logic expects to incur additional operating losses over the next few years as a result of increases in its expenses for research and development capabilities.

     Gene Logic's quarterly operating results may fluctuate significantly as a result of a variety of factors, including changes in the demand for Gene Logic's technologies and products, variations in payments under strategic alliances, including milestone payments, royalties, license fees and other contract revenues, and the timing of new product introductions, if any, by Gene Logic. Gene Logic's quarterly operating results may also fluctuate significantly depending on changes in the research and development budgets of Gene Logic's strategic partners, the introduction of new products by Gene Logic's competitors and other competitive factors, adoption of new technologies, and the cost, quality and availability of cell and tissue samples and related reagents.

RESULTS OF OPERATIONS

  Three Months Ended March 31, 1998 and March 31, 1997

     Revenue was $2.2 million for the three months ended March 31, 1998. There was no revenue for the three months ended March 31, 1997. The increase in revenues resulted from Gene Logic's strategic alliance agreements with Procter & Gamble, Japan Tobacco and Organon, which were entered into subsequent to March 31, 1997. Under the terms of the strategic alliance agreements, payments for technology and database access fees and research funding are recognized ratably over the period for which the payments are made. Payments related to the achievement of certain milestones are recognized as revenue when the milestones are achieved.

     Research and development expenses increased to $3.2 million for the three months ended March 31, 1998 compared to $915,000 for the same period in 1997. The increase in research and development expenses was attributable to increased personnel expenses, laboratory supplies and facility costs as a result of Gene Logic expanding its target discovery programs, Flow-thru Chip development and bioinformatics business. Gene Logic expects research and development expenses to continue to increase as personnel and research and development facilities are expanded to accommodate new and existing strategic alliances.

     General and administrative expenses increased to $1.6 million for the three months ended March 31, 1998 compared to $476,000 for the same period in 1997. The increase is due primarily to increased personnel expenses, professional fees and facility costs as a result of Gene Logic's overall scale-up of operations and business development efforts. Gene Logic expects that general and administrative expenses will continue to increase as Gene Logic continues to expand its operations.

     Net interest income increased to $607,000 for the three months ended March 31, 1998 from $61,000 for the same period in 1997 due to investment of proceeds from Gene Logic's private placement of equity securities and initial public offering in 1997.

  Years Ended December 31, 1997 and December 31, 1996

     Revenue under strategic alliance agreements was $2.0 million for 1997. There was no revenue in 1996. The 1997 revenue resulted from Gene Logic's strategic alliance agreements with Procter & Gamble, Japan Tobacco and Organon. Under the terms of the strategic alliance agreements, payments for technology and database access fees and research funding are recognized as revenue ratably over the period for which the payments are made. Payments related to the achievement of certain milestones are recognized as revenue when the milestones are achieved.

     Research and development expenses increased to $6.1 million for 1997 from $1.7 million in 1996. This increase was primarily attributable to increased payroll and personnel expenses as Gene Logic hired additional research and development personnel, increased purchases of laboratory supplies and increased equipment depreciation as a result of capital expenditures. Gene Logic expects research and development expenses to continue to increase as personnel and research and development facilities are expanded to accommodate new and existing strategic alliances.

     General and administrative expenses increased to $3.8 million for 1997 from $1.3 million in 1996. This increase was primarily attributable to increased payroll and personnel expenses as Gene Logic hired additional management and administrative personnel and professional fees in connection with the overall scale up of Gene Logic's operations and business development efforts. Gene Logic expects that general and administrative expenses will continue to increase as Gene Logic continues to expand its operations.

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     Net interest income increased to $745,000 for 1997 from $221,000 in 1996.
This increase was primarily due to larger cash and investment balances on hand during 1997 as a result of private placements of equity securities and the completion of Gene Logic's initial public offering.

     As of December 31, 1997, Gene Logic had accumulated losses of $12.7 million since inception and, therefore, has not paid any federal income taxes. Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, valuation allowances in amounts equal to the deferred tax assets have been established to reflect these uncertainties. See Note 7 of Notes to Financial Statements.

  Years Ended December 31, 1996 and December 31, 1995

     Research and development expenses increased to $1.7 million in 1996 from $486,000 in 1995. This increase was primarily attributable to increased payroll and personnel expenses as Gene Logic hired additional research and development personnel, increased purchases of laboratory supplies and increased contracted services.

     General and administrative expenses increased to $1.3 million in 1996 from $258,000 in 1995. This increase was primarily attributable to increased payroll and personnel expenses as Gene Logic hired additional management and administrative personnel and professional fees in connection with the expansion of Gene Logic's operations and business development efforts.

     Gene Logic had net interest income of $221,000 in 1996 resulting from interest earned on cash and marketable securities derived from private placements of equity securities. Gene Logic did not earn interest income in 1995.

LIQUIDITY AND CAPITAL RESOURCES

     From inception through March 31, 1998, Gene Logic financed its operations through proceeds from Gene Logic's initial public offering and private placements of equity securities, payments from strategic alliance partners, a capital lease and an equipment loan. In November 1997, Gene Logic completed an initial public offering of 3,347,000 shares of Gene Logic Common Stock (including exercise of the underwriters' over-allotment option), generating net proceeds of approximately $23.9 million. The private placements of equity securities have provided Gene Logic with aggregate gross proceeds of approximately $33.2 million. Gene Logic has received, as of March 31, 1998, $6.5 million under its strategic alliances for technology and database access fees and research funding. Gene Logic has also obtained $471,000 of capital lease financing and $1.1 million under an equipment loan. As of March 31, 1998, Gene Logic had approximately $41.8 million in cash and marketable securities, compared to $46.6 million as of December 31, 1997.

     Net cash used in operating activities was $908,000 for the three months ended March 31, 1998, as compared to net cash used in operating activities of $2.0 million for the three months ended March 31, 1997. The decrease in net cash used in operating activities resulted from a payment received from a strategic partner, revenue recognized under strategic alliances and timing of payments relating to Gene Logic's obligations. Gene Logic's investing activities, other than purchases, sales and maturities of available-for-sale securities, primarily consisted of capital expenditures, which totaled $3.8 million and $353,000 for the three months ended March 31, 1998 and 1997, respectively. The increase was primarily due to funding tenant improvements relating to the completion of Gene Logic's new office and research laboratory facility in February 1998 and laboratory and computer equipment and furniture purchases to support Gene Logic's expanding business. Net cash used in financing activities was $133,000 and $26,000 for the three months ended March 31, 1998 and 1997, respectively. The increase is due to repayments under an equipment loan that was entered into in April 1997.

     During 1995, 1996 and 1997, Gene Logic had expenditures relating to intangible and other assets of approximately $63,000, $126,000 and $643,000, respectively. These expenditures were primarily for patent costs and license fees. Gene Logic will amortize capitalized patent costs to research and development expense

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once the patents issue. These expenditures are necessary to protect Gene Logic's intellectual property and to secure rights to current technology and are expected to continue to increase.

     Amounts financed for equipment under a capital lease for the year ended December 31, 1996 were approximately $471,000. Gene Logic also had purchases of equipment of approximately $12,000, $1.3 million and $3.1 million during 1995, 1996 and 1997, respectively. Gene Logic's new office and research laboratory facility was completed in February 1998. Payments for tenant improvements were approximately $326,000 as of December 31, 1997. Gene Logic anticipates funding additional improvements for the new facility in the amount of $1.7 million in 1998. In addition, Gene Logic expects capital expenditures to increase over the next several years as it expands its facilities and acquires significant scientific and computer equipment to support the planned expansion of its research and development efforts.

     As of December 31, 1997, Gene Logic had net operating loss carryforwards of approximately $10.4 million to offset federal and state income taxes. Gene Logic's research and development tax credit carryforwards were estimated to be approximately $279,000 as of December 31, 1997 for federal income tax purposes. If not utilized, the federal and state net operating loss carryforwards will expire through 2012.

     To date, all revenue received by Gene Logic has been from its strategic alliances. Gene Logic expects that substantially all revenue for the foreseeable future will come from strategic alliance partners and interest income. Furthermore, Gene Logic's ability to achieve profitability will be dependent upon the ability of Gene Logic to enter into additional strategic alliances. There can be no assurance that Gene Logic will be able to negotiate additional strategic alliances in the future on acceptable terms, if at all, or that current or future strategic alliances will be successful and provide Gene Logic with expected benefits.

     In June 1998, Gene Logic and Oxford Venture Leasing, LLC ("Oxford Leasing") entered into a Master Loan and Security Agreement (the "Oxford Loan") for the financing of laboratory, computer and office equipment. Under the Oxford Loan, Gene Logic may borrow up to $5.0 million through June 1999. In addition, Gene Logic entered into a promissory note with Oxford Leasing (the "Promissory Note") in the amount of approximately $3.6 million relating to its initial equipment schedule. The Promissory Note bears interest at 8.81% and is payable in 48 equal monthly installments including a 15% balloon payment at the end of the initial term. Gene Logic granted Oxford Leasing a security interest, collateralized by all the equipment and fixtures acquired under the Oxford Loan. Simultaneous with entering into the Oxford Loan, the Promissory Note was assigned by Oxford Leasing to Phoenixcor, Inc.

     In connection with the Merger, the Company and Oncormed have entered into the Loan Agreement whereby the Company has agreed to make available to Oncormed through February 28, 1999 a credit facility of up to $2,000,000 to be used by Oncormed for working capital purposes. Interest on all amounts outstanding under the Loan shall accrue daily at the per annum rate that Citibank N.A. has announced as its prime lending rate. Advances under the Loan shall not exceed $500,000 per month. All outstanding principal and accrued interest on the Loan is due and payable upon the earliest to occur of (i) March 31, 1999; (ii) in the event the Merger is not consummated, that date upon which Oncormed secures alternate financing of at least $2,000,000 on terms satisfactory to Oncormed in its sole discretion; or (iii) the date on which Oncormed sells or otherwise disposes of all or substantially all of the assets or business of Oncormed, or any liquidation, merger or other business combination of Oncormed (other than the Merger). If any of the Merger Agreement, Loan Agreement or License Agreement is terminated, Gene Logic will not be obligated to make any further advances to Oncormed under the Loan. All amounts outstanding under the Loan are secured by certain of Oncormed's tissue biorepository assets.

     Gene Logic believes that existing cash and marketable securities and anticipated cash flow from its current strategic alliances will be sufficient to support Gene Logic's operations for at least the next 24 months. The estimate for the period for which Gene Logic expects its available cash balances and estimated cash flow from its current strategic alliances to be sufficient to meet its capital requirements is a forward-looking statement that involves risks and uncertainties as set forth herein and elsewhere in this Prospectus/Joint Proxy Statement. Gene Logic's actual future capital requirements and the adequacy of its available funds, will depend on many factors, including progress of its discovery programs, the number and breadth of these programs, the ability of Gene Logic to establish and maintain additional strategic alliance and licensing
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arrangements and the progress of the development and commercialization efforts of Gene Logic's strategic partners. These factors also include the level of Gene Logic's activities relating to its independent discovery programs and to the development and commercialization rights it retains in its strategic alliance arrangements, competing technological and market developments, the costs associated with obtaining access to tissue samples and related information and the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights. Gene Logic expects that it will require significant additional financings in the future, which it may seek to raise through public or private equity offerings, debt financing or additional strategic alliance and licensing arrangements. No assurance can be given that additional financing or strategic alliance and licensing arrangements will be available when needed, if at all, or that, if available, will be obtained on terms favorable to Gene Logic and its stockholders. To the extent that Gene Logic raises additional capital by issuing equity or convertible debt securities, ownership dilution to stockholders will result. If adequate financing is not available when needed, Gene Logic may be required to curtail significantly one or more of its research and development programs or to obtain funds through arrangements with strategic partners or others that may require Gene Logic to relinquish rights to certain of its technologies, discoveries or potential products, or to grant licenses on terms that are not favorable to Gene Logic, any of which could have a material adverse effect on Gene Logic's business, financial condition and results of operations. In the event that adequate funds are not available, Gene Logic's business would be adversely affected.

YEAR 2000 COMPLIANCE

     Many currently installed computer systems and software products are coded to accept two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, in less than two years, computer systems and software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. Gene Logic uses a significant number of computer software programs and operating systems in connection with its database products, services and internal operations, including applications used in financial business systems and various administration functions. Gene Logic is in the process of formulating and implementing a program designed to ensure that all software used in connection with Gene Logic's database products, services and internal operations systems will manage and manipulate data involving the transition of dates from 1999 to 2000 without functional or data abnormality and without inaccurate results related to such dates. Gene Logic currently anticipates that it will not incur material costs in connection with such program.

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                              GENE LOGIC BUSINESS

     This Prospectus/Joint Proxy Statement contains forward-looking statements that involve risks and uncertainties, including among others, statements as to the benefits expected to be realized as a result of the Merger, future financial performance of the combined company, the analysis performed by the financial advisors to Gene Logic and Oncormed, the timing of availability of products and services under development, the ability to commercialize products and services developed under collaborations and alliances, the performance and utility of the combined company's products and services, and the adequacy of capital resources. The combined company's actual results may differ materially from those anticipated in these forward-looking statements as a result of risks and uncertainties, including those set forth in the section entitled "Risk Factors" and elsewhere in this Prospectus/Joint Proxy Statement. Stockholders of each of Gene Logic and Oncormed are urged to consider carefully the discussion of such risks and uncertainties in determining whether or not to vote for the Merger Proposal and are cautioned not to place undue reliance on the forward-looking statements contained in this Prospectus/Joint Proxy Statement, which speak only as of the date hereof.

SUMMARY

     Gene Logic uses a proprietary system, based on analysis of gene expression and regulation, designed to discover drug targets and drug leads. Gene Logic's objective is to provide its pharmaceutical company partners with novel drug targets, drug leads and a suite of genomic database products to reduce the time, cost and risk associated with drug discovery. Gene Logic believes that by building its portfolio of partnerships it will generate current revenues and establish a long-term economic interest in the product pipelines of multiple partners through milestone and royalty payments. Gene Logic has established strategic alliances with Procter & Gamble, Japan Tobacco, Organon, a pharmaceutical business unit of Akzo Nobel NV., Wyeth-Ayerst, AgrEvo and SmithKline.

     The core of Gene Logic's Accelerated Drug Discovery system is its proprietary READS (Restriction Enzyme Analysis of Differentially-expressed Sequences) technology for analyzing patterns of gene expression. Gene Logic uses READS in its drug target and drug lead discovery programs and to generate genomic data for its database products.

     Drug Target Discovery. Gene Logic identifies and analyzes disease-associated genes and their functional pathways to determine which genes might encode useful drug targets and prioritizes targets for drug screening. Using READS, Gene Logic generates a gene expression profile, or Molecular Topography, representing a quantitative snapshot of the levels of expression of essentially all the genes expressed in a tissue sample. Gene Logic compares normal and diseased tissues through a series of Molecular Topography snapshots to identify the changes in gene expression that occur as the disease develops and progresses and to determine which genes are associated with the disease. In addition, using its MuST (Multiplex Selection of Transcription Factors) technology, Gene Logic characterizes the regions of the genes that regulate their expression.

     Drug Lead Discovery. Gene Logic is developing a proprietary, reusable Flow-thru Chip for high-throughput analysis of changes in the expression of known genes. Gene Logic believes the Flow-thru Chip will enable the development of high-throughput screening assays to evaluate the effects of compounds on the expression of disease-associated genes identified by READS. For a given disease, Gene Logic will design a customized Flow-thru Chip incorporating probes specific for these genes and use the chip to test the effects of compounds on cells. Compounds that have the desired effect on expression of the relevant genes may be evaluated as drug leads. Gene Logic believes this technology represents a new approach to screening and has the potential to accelerate substantially the identification of drug leads.

     Genomic Databases. Gene Logic is developing a suite of genomic database products to accelerate the process of target identification and prioritization, the discovery of lead compounds and the preclinical and clinical development of drugs. Gene Logic plans to market its genomic database products, either in a single package or as separate modules, to multiple pharmaceutical company customers. Gene Logic's database products are: (i) the GENE EXPRESS NORMAL database, a reference set of gene expression profiles in a
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variety of normal tissues; (ii) the rare expressed sequence tag (rEST) database containing sequences for rarely-expressed genes that are not available through public sources; (iii) the Toxicology EXPRESS database for screening of lead compounds for common classes of toxicological effects; (iv) the Pharmacology EXPRESS database to predict efficacy of lead compounds at the preclinical drug development stage and (v) The Annotated Genome (TAG) database which assigns human genes to functional pathways based on their patterns of expression and regulation.

     Bioinformatics and Data Management. Gene Logic has developed software toolkits based on the Object Procotol Model ("OPM"), as commercial products and intends to grant non-exclusive licenses to pharmaceutical companies for their use in building and integrating databases. Such licenses would generally provide Gene Logic with annual license and other fees. Using OPM, Gene Logic has designed and is continuing to develop a bioinformatics system to manage and analyze the information it generates. The system integrates Gene Logic's genomic data content with other proprietary or public genomic databases, protein databases and the chemical, screening and assay databases used by Gene Logic's strategic partners.

     Gene Logic's business strategy is to (i) establish strategic alliances with pharmaceutical companies for drug target and drug lead discovery programs, (ii) establish independent discovery programs and license resulting data, drug targets or drug leads to pharmaceutical companies for further development and commercialization, (iii) market its suite of genomic database products under non-exclusive license to multiple pharmaceutical company customers, and (iv) retain significant rights to new product opportunities, including diagnostic products, therapeutic proteins, gene therapy products and products in the fields of differential diagnosis, molecular staging of disease and pharmacogenomic profiling. Gene Logic expects to receive a diversified stream of technology and database access fees, research funding, milestone payments and royalty or profit-sharing income from its strategic alliance partners and licensees.

     Gene Logic has established discovery programs in the fields of heart failure, renal disease, certain diseases of the central nervous system, osteoporosis and prostate cancer. Gene Logic has collaborations with academic institutions and commercial organizations for access to relevant normal and diseased human tissues and cell types and animal disease models in these areas.

     To date, Gene Logic has established five major alliances with pharmaceutical companies. In May 1997, Gene Logic entered into a 4 1/2-year strategic alliance with Procter & Gamble for drug target discovery in heart failure; in September 1997, Gene Logic and Japan Tobacco entered into a 5-year strategic alliance for drug target and drug lead discovery in renal disease; in December 1997, Gene Logic entered into a 3-year database agreement for drug target discovery with Organon; and in June 1998, Gene Logic entered into an agreement with Wyeth-Ayerst regarding a pharmacogenomics alliance in the field of preclinical toxicology. In addition, in June 1998, Gene Logic entered into a 3-year agreement with AgrEvo for discovery of genes for the development of crop protection and crop improvement products. Through these alliances, Gene Logic will receive committed technology and database access fees and research funding. In both the Procter & Gamble and Japan Tobacco alliances, Gene Logic's partner has the right to expand the alliance to include discovery programs in two additional disease indications upon terms, including committed payments, identical to those covering the initial program. In each alliance, Gene Logic is also entitled to receive additional payments for the achievement of specified target discovery and product development milestones and royalties on worldwide net sales of all products that may result from the alliances. Gene Logic has retained certain rights to diagnostic products and certain classes of therapeutics under these alliances. As part of its alliance, Japan Tobacco purchased $3.0 million of Gene Logic Common Stock in a private placement concurrent with the closing of Gene Logic's initial public offering of Gene Logic Common Stock at a price of $8.00 per share. Gene Logic has also entered a bioinformatics alliance with SmithKline with respect to its OPM software tools.

INDUSTRY BACKGROUND

  Drug Discovery and Development

     Diseases are the result of disturbances of, or abnormalities in, the physiological pathways that regulate the functioning of cells in the human body. The main components of these pathways are proteins, such as enzymes, receptors or ion channels, encoded by genes expressed within the cells affected by the disease. Drugs

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generally exert their therapeutic effects by interacting with certain of these proteins, referred to as drug targets, in such a way as to restore the normal functioning of the disease-affected pathways or otherwise to compensate for the abnormalities. The process of drug discovery involves the screening of collections of compounds against a drug target to identify those compounds which interact with the target to produce the desired effect.

     In response to increasing competitive pressures to discover and develop new drugs in a more rapid and cost-effective manner, pharmaceutical and biotechnology companies have recently made significant advances in combinatorial chemistry and high-throughput screening technologies which enable the rapid generation and screening of large and diverse compound libraries against many potential targets. However, the current drug discovery process remains time-consuming and costly, in part because of the difficulty and complexity of identifying novel drug targets using traditional methodologies. In general, pharmaceutical companies rely upon their own basic research and academic discoveries to identify drug targets. Gene Logic believes this approach provides an insufficient number of targets to fill the industry's increasing annual screening objectives. Recent developments in genomics have permitted the partial sequencing of tens of thousands of new genes and the identification of the classes of proteins they encode. These developments have not enabled the rapid identification of drug targets, because the gene sequence data by itself provides limited information, if any, about a gene's relationship to a specific disease. There remains a significant need for a rapid and cost-effective method to correlate genes with specific diseases to discover drug targets.

  Genes, Gene Expression and Disease

     The genetic content of humans, the human genome, is maintained in chromosomes, which contain deoxyribonucleic acid ("DNA"). DNA is composed of two strands of four constituent molecules known as bases or nucleotides: adenine
(A), thymine (T), guanine (G) and cytosine (C). The specific order, or sequence, of these bases encodes genetic information within units defined as genes, which are the hereditary units that control the structure, health and function of all organisms. The beginning sequence of any gene is called 5 prime (5') and its end is called 3 prime (3'). The human genome is estimated to comprise approximately three billion base pairs encoding 100,000 to 150,000 genes. While all of these genes are present in every human cell, certain of these genes are switched "on" only in specific tissues or only at certain developmental stages and are otherwise inactive. On average, in any single cell type, 10,000 to 20,000 different genes are expressed out of the possible 100,000 to 150,000. The cell's pattern of gene expression defines the function of that cell.

     Genes consist of coding and non-coding regions which ultimately direct and regulate the production of the various proteins that maintain normal cellular function. The coding regions, which account for less than five percent of the human genome, direct the production of proteins, and the order of the bases in these regions determine the order of amino acids in a given protein. An enzyme reads these genes and makes a strand of RNA (a molecule similar to DNA) that consists of a string of bases complementary to that of the DNA of the gene. This process is known as transcription and results in the production of messenger RNA ("mRNA"). Messenger RNA directs the assembly of amino acids in a sequence that corresponds to the order of the bases of the mRNA defining the sequence of a protein. The amount of mRNA in a cell provides a direct indication of the level of activity of the corresponding gene.

     Some of the non-coding DNA sequences, referred to as promoter regions, regulate genes in the different tissues. A series of regulatory proteins, called transcription factors, bind to specific promoter regions, either singularly or in unique, multi-component complexes, and act as switches controlling the activity of the genes. The synthesis of regulatory proteins is, in turn, directed by genes coding for transcription factors and their accessory proteins. Together these control elements regulate the pattern of gene expression in specific cells.

     When a mutation occurs in a gene, the resulting protein may be abnormal in function, resulting in disease. A number of relatively rare diseases, such as cystic fibrosis and sickle cell anemia, result from such single gene mutations, and the genes responsible for many of these monogenic diseases have been identified over the last decade. Detailed knowledge of gene sequences that encode defective proteins may facilitate development of novel therapeutic products and diagnostic tests for these conditions. However, almost all major common diseases, including heart failure, renal disease, diseases of the central nervous system, osteoporosis

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and cancer, are believed to involve multiple genes and, often, complex interactions of genetic and environmental factors. These conditions evolve over time as a result of successive changes in the patterns of gene expression in the cells involved in the disease.

  The Need for Novel Drug Targets

     A critical step for drug development is the identification of suitable drug targets for screening. The major pharmaceutical companies are facing increasing pressures to introduce new drugs more rapidly than in the past. Because most drug candidates fail during the development process, these companies need to identify a large number of potential drug candidates by screening compound libraries against large numbers of targets to improve their chances of identifying commercially viable drugs. Recent estimates suggest that major pharmaceutical companies may have to screen hundreds of new targets each year in order to meet their drug discovery objectives. This figure compares with a published 1995 industry source estimate that approximately 300 targets in total were then in active screening by the pharmaceutical industry.

     The majority of drug targets are proteins that are encoded by genes expressed within tissues affected by a disease. The importance of certain protein classes, such as enzymes, receptors or ion channels, as targets is illustrated by the world's top selling prescription drugs. Of the 100 most prescribed drugs, approximately 80% interact with one of four classes of proteins: 33 drugs inhibit 13 different enzymes; 22 bind to ten different G-protein-coupled receptors; 13 interact with six different ion channels; and 15 bind to four different nuclear hormone receptors. It is estimated that there are approximately 10,000 different enzymes, 1,000 different G-protein-coupled receptors, 200 different ion channels and 100 different nuclear hormone receptors encoded in the human genome. These proteins are key components of the pathways involved in disease and, therefore, are likely to be a rich source of new drug targets.

     Proven drug targets share certain other characteristics which can only be identified by understanding their expression levels in cells and cannot be determined by their gene sequence alone. Drug targets are (i) often expressed primarily in specific tissues, allowing for selectivity of pharmacological action and reducing the potential for adverse side effects and (ii) generally expressed at low abundance in the cells of the relevant organ. An effective target discovery system would therefore enable the detection of genes that encode for proteins expressed in specific tissues at low abundance, thereby permitting the rapid identification of proteins which are likely to be targets for therapeutic and diagnostic development.

  Limitations of Traditional Genomics Technologies

     Although traditional genomics technologies have yielded sequence information for many genes and have succeeded in identifying genes that predispose individuals to certain diseases, the rate at which novel drug targets can be identified from this information is limited. Traditional genomics efforts are generally classified in two categories: gene sequencing and positional cloning.

     Most gene sequencing approaches use high-throughput methods to capture partial sequences (known as expressed sequence tags or "ESTs") for many genes on an essentially random basis. These ESTs are stored in public and proprietary databases which, to date, contain an estimated three million ESTs, representing partial and fragmentary sequence data for 50 to 60 percent of human genes. Despite the widespread availability of a significant amount of sequence data, these data have limited use in identifying targets for therapeutic or diagnostic product development. This is because the gene sequence data by itself provides limited information, if any, about a gene's relationship to a specific disease. Also, the EST sequencing approach tends to capture multiple times those genes which are abundantly expressed, while missing the low-abundance, tissue-specific genes which may code for useful drug targets.

     Positional cloning is a method of identifying individual genes that, when defective, cause or predispose individuals to particular diseases. The process consists of genetic mapping, physical mapping and sequencing, and typically requires an extensive collection of DNA samples from families affected by the disease. Scientists test the DNA of both affected and non-affected members of these families and, through statistical analysis, attempt to identify the region or regions of the genome likely to contain a gene related to the disease. Positional cloning requires large numbers of samples from the affected families to demonstrate statistical

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significance and becomes much more complicated when multiple genes are involved in the disease. The accumulation of such samples is costly and time consuming. Although researchers are attempting to use other methodologies, including animal models of disease, to speed the process of gene discovery, the overall process may take several years.

THE GENE LOGIC SOLUTION

     Gene Logic believes that its proprietary technologies for analysis of the overall patterns of gene expression and regulation in specific diseases will enable Gene Logic to identify multiple, novel drug targets more rapidly than competing technologies. Gene Logic's Accelerated Drug Discovery system allows Gene Logic to display the changes in gene expression patterns as a disease develops and progresses. Gene Logic uses this information, in conjunction with its proprietary suite of genomics databases and bioinformatics tools, to identify genes and their associated pathways implicated in disease and to discover and prioritize individual drug targets. Pursuant to strategic alliances with corporate partners and in independent programs, Gene Logic is using its system to identify drug targets for major common diseases, including heart failure, renal disease, diseases of the central nervous system, osteoporosis and prostate cancer. In addition, Gene Logic is developing a proprietary, reusable Flow-thru Chip for high-throughput analysis of changes in the expression of known genes. Gene Logic believes the Flow-thru Chip will enable the development of high-throughput screening assays to evaluate the effects of compounds on the expression of disease-associated genes identified by READS. This technology represents a new approach to drug discovery and has the potential to accelerate substantially the identification of drug leads. By utilizing and further developing the portfolio of technologies, genomics databases and bioinformatics tools in its Accelerated Drug Discovery system, Gene Logic believes it can significantly enhance many critical steps in the drug development process and accelerate the development of novel pharmaceuticals for Gene Logic and its partners.

GENE LOGIC'S STRATEGY

     Gene Logic's objective is to provide to its pharmaceutical company partners novel drug targets, drug leads and a suite of genomic database products in order to reduce the time, cost and risk associated with drug discovery. Gene Logic believes that by building its portfolio of partnerships it will generate current revenues and establish a long-term economic interest in the product pipelines of multiple partners through milestone and royalty payments. Gene Logic believes that this portfolio approach will maximize the likelihood of drugs being discovered and developed using its system. Gene Logic's strategy for building commercial value is to:

     - Provide An Integrated Drug Discovery Platform. Gene Logic has established and intends to continue to build a broad technology platform, the Accelerated Drug Discovery system, based on the analysis of gene expression and gene regulation for the rapid discovery of multiple, screenable drug targets and drug leads. The Accelerated Drug Discovery system is designed to be integrated easily into the current drug discovery processes of multiple partners.

     - Establish Drug Target and Lead Discovery Alliances. Gene Logic intends to continue to establish strategic alliances with pharmaceutical companies for drug target and drug lead discovery programs. Such strategic alliances would generally require Gene Logic to develop research databases of gene expression for drug target discovery for its partner's specific programs and, in certain cases, to use its Flow-thru Chip technology to identify drug leads. Gene Logic expects that these alliances would provide technology and database access fees, research funding, milestone payments and royalty or profit-sharing income from commercialization of products resulting from the alliances. To date, Gene Logic has entered into alliances of this type with Procter & Gamble, Japan Tobacco, Organon, and a similar kind of alliance with AgrEvo in the field of crop protection and crop improvement.

     - Establish Independent Drug Target and Lead Discovery Programs. Gene Logic has established and intends to expand independent drug discovery programs based on its proprietary technologies, including the Flow-thru Chip. Gene Logic expects to license drug leads discovered through its independent programs to pharmaceutical companies for clinical development and commercialization and to receive license fees, development milestone payments and royalty or profit-sharing income from such licensees.

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     - Market Genomic Database Products under Non-Exclusive License.  Gene Logic plans to market its suite of genomic database products, including its GENE EXPRESS NORMAL and rare EST (rEST) databases, either in a single package or as separate modules, to multiple pharmaceutical company partners. Gene Logic intends to grant non-exclusive licenses independent of, or in conjunction with, strategic alliances. Such licenses would generally provide Gene Logic annual subscription fees, milestone payments and royalties. To date, Gene Logic has granted Japan Tobacco and Organon non-exclusive licenses to its GENE EXPRESS NORMAL database and granted Wyeth-Ayerst a non-exclusive license to its Toxicology EXPRESS database.

     - Establish Data Management Business based on OPM. Gene Logic has developed the OPM software toolkits as commercial products and intends to grant non-exclusive licenses to pharmaceutical companies for their use in building and integrating databases. Such licenses would generally provide Gene Logic with annual license and other fees. To date, Gene Logic has granted SmithKline Beecham a non-exclusive license to the OPM software products.

     - Retain Significant Rights to New Product Opportunities. Under its strategic alliances, Gene Logic retains certain rights to diagnostic, therapeutic protein and gene therapy applications. In addition, Gene Logic intends to use its databases and technological capabilities to develop products for the evolving fields of differential diagnosis, molecular staging of disease and pharmacogenomic profiling. Gene Logic may pursue these applications independently or in alliances with additional partners.

GENE LOGIC'S ACCELERATED DRUG DISCOVERY SYSTEM

     Gene Logic is employing its proprietary technologies and bioinformatics system for the discovery of drug targets and drug leads and to accelerate the development of drugs. The elements of Gene Logic's Accelerated Drug Discovery system include:

  Analysis of Gene Expression and Regulation

     READS Technology

     Gene Logic has developed a proprietary, automated technology, known as READS (Restriction Enzyme Analysis of Differentially-expressed Sequences), for capturing and analyzing the overall gene expression profile of a given cell or tissue type to identify drug targets. Gene Logic has an exclusive license from Yale University to a United States patent and patent applications covering the READS technology. Gene Logic has also received notice of allowance for an independent patent application, covering key aspects of gene expression analysis, from the United States Patent and Trademark Office (the "USPTO"). Using READS, Gene Logic rapidly generates a gene expression profile representing a quantitative snapshot of the levels of expression of essentially all the genes in a tissue sample. Gene Logic compares normal and diseased tissues through a series of such snapshots to identify the changes in gene expression patterns that occur as the disease develops and progresses and to determine which genes are associated with the disease. The READS technology is accurate and highly sensitive, capable of detecting essentially all mRNA transcripts including rarely expressed genes, at the level of approximately one mRNA copy per cell. By employing its READS technology in conjunction with its proprietary bioinformatics system, Gene Logic can then prioritize the proteins encoded by these disease-associated genes as potential drug targets.

     The READS process begins with the procurement of a relevant cell or tissue sample, extraction of its total RNA content and preparation of complementary DNA ("cDNA") using standard techniques. By applying proprietary tagging and enzyme cleavage procedures to the cDNA pool, Gene Logic generates a unique set of identifiable signature fragments (3' ESTs) for each mRNA species present in the cell. The fragments are separated by size using gel-based, automated separation techniques and quantified using proprietary image analysis software. The quantity of each signature fragment correlates directly with the expression levels of the corresponding gene. Gene Logic uses its bioinformatics system to compile these data into a gene expression profile which represents the levels of expression of genes active in the sample. The READS process typically takes two days.

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     The READS technology has been highly automated through the use of commercially available robotic liquid handling stations, thermocyclers and fragment separation instruments. A single production unit is capable of generating approximately 1,000 gene expression profiles per year. Gene Logic has installed its first production unit and is scaling up operations. Gene Logic expects to install a second production unit during 1998. There can be no assurance, however, that Gene Logic will be able to increase its capacity as expected or to realize the cost efficiencies of scale it anticipates.

     MuST Technology

     Gene Logic's proprietary MuST (Multiplex Selection of Transcription Factors) technology enables Gene Logic to identify the nucleotide sequences of the transcription factor binding sites through which the expression of genes is regulated. Gene Logic believes that the information generated by MuST, in combination with the information on gene expression levels generated by its READS technology, will enable Gene Logic to assign genes to functional pathways based on the observation that genes in such pathways share common regulatory mechanisms and are coordinately expressed. Gene Logic has an exclusive license from Yale University to patent applications covering the MuST technology and has received a notice of allowance for the original patent application, covering the key aspects of the MuST technology, from the USPTO.

     The MuST process starts with the extraction of nuclear proteins in the cell or tissue sample. Proteins within this extract which exhibit sequence-specific DNA binding properties are bound to a set of DNA probes and separated from all unbound probes using electrophoretic separation techniques. After purification and amplification, the binding sites are sequenced and entered into a database. The result is a library of sequences which represent the binding sites for the gene regulatory proteins contained in the original nuclear extract.

  The Flow-thru Chip

     Gene Logic is developing its proprietary, reusable Flow-thru Chip for high-throughput analysis of changes in the expression of known genes. The Flow-thru Chip will enable the development of high-throughput screening assays to evaluate the effects of compounds on the expression of disease-associated genes identified by READS. This technology represents a new approach to drug discovery and has the potential to accelerate substantially the identification of drug leads. Gene Logic has exclusive licenses to the technology underlying the Flow-thru Chip from the United States Department of Energy and the inventor of the technology.

     In its drug discovery process, Gene Logic will use its READS technology to identify which genes are associated with the disease. Once these genes are known, Gene Logic will design a customized Flow-thru Chip incorporating probes specific to these genes and use the chip to test the effects of compounds in cellular assays. Compounds that have the desired effect on expression of the relevant genes, such as restoring the expression pattern to normal or mimicking the effect of a known therapeutic, may be evaluated as drug leads.

     The substrate of the Flow-thru Chip is a glass or silicon wafer traversed by a grid of micro-channels. The current version of the chip is laid out in a format which is intended to be compatible with current high-throughput cellular assay systems. Each well is configured to contain an array of approximately 400 genes identified using Gene Logic's READS technology; the number of genes included in each well is expected to be increased to approximately 1,000 in the second version of the Flow-thru Chip. Gene Logic expects to commence in-house testing during 1998, but there can be no assurance that such testing will commence in 1998, or at all.

     Based on disease-associated genes identified by READS, Gene Logic designs and synthesizes custom oligonucleotide probes and binds them, using a proprietary covalent attachment chemistry, within the micro-channels covering a specific area of the chip. The function of each probe is to bind to its complementary DNA or RNA in the sample being analyzed. The nucleic acid is isolated from such a sample and fluorescently labeled by one of several standard biochemical methods. The test sample is then flowed through the substrate of the Flow-thru Chip where each attached probe captures, or hybridizes to, any labeled nucleic acid present in the sample which is complementary to that probe. When imaged using Gene Logic's signal detection system, the hybridized test sample generates a fluorescent signal which can be correlated with the expression

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in the original sample of the gene captured by the probe because the sequence and position of each complementary DNA probe on the Flow-thru Chip is known. The level of signal is readily quantifiable and reflects the degree to which the gene is expressed in the sample.

     Gene Logic believes that several features make the Flow-thru Chip well suited for monitoring the expression of known genes in high-throughput cellular assays:

     - Sensitivity. Because of the greater surface area available for attachment of the oligonucleotide probes, Gene Logic believes the Flow-thru Chip will be sensitive enough to monitor changes in expression of low-abundance transcripts.

     - Speed. The existence of the micro-channels accelerates the hybridization reaction, reducing the time required for each assay. In addition, because the walls of the micro-channels focus the fluorescent signal, Gene Logic expects to be able to use a commercially available digital signal detection system to provide an immediate read-out.

     - Cost. As a result of the proprietary covalent chemistry through which the oligonucleotide probes are attached within the micro-channels, each Flow-thru Chip can be used multiple times. Following each assay the chip is washed to remove the hybridized material and is then ready for reuse. Gene Logic believes the reusability of the Flow-thru Chip will make it suitable for use in high-throughput screening applications.

     In addition to its use as part of Gene Logic's drug lead discovery programs, the Flow-thru Chip will also serve as a platform for the screening of lead compounds against the data in the Toxicology EXPRESS and Pharmacology EXPRESS databases being developed by Gene Logic. Gene Logic will design Flow-thru Chips using oligonucleotide probes representative of the genes that comprise patterns of gene expression which typify known classes of toxic or pharmacological effects identified using READS. Gene Logic may sell Flow-thru Chips to its strategic partners in conjunction with subscriptions to the Toxicology EXPRESS or Pharmacology EXPRESS databases or provide screening services in conjunction with an alliance.

     Gene Logic has established relationships with several third parties for manufacture of the chip substrates and oligonucleotide probes which constitute its Flow-thru Chip arrays and for the robotic and signal detection systems associated with running high-throughput screening assays using the chips. There can be no assurance, however, that Gene Logic will be able to maintain such relationships on terms acceptable to Gene Logic.

     There can be no assurance that further development and scale up of the Flow-thru Chip will be successful or that Gene Logic will be successful in marketing the Flow-thru Chip to strategic partners or others.

  Gene Logic's Bioinformatics System

     Gene Logic has designed and is continuing to develop a bioinformatics system to manage and analyze the information it generates and to interface with its databases, its partners' databases and databases in the public domain. This system enables the functional integration of Gene Logic's genomic data content with other proprietary or public genomic databases, protein databases and strategic partners' chemical, screening and assay databases. Gene Logic's bioinformatics system provides the analytical tools necessary to enable Gene Logic to discover and prioritize targets for drug discovery. Moreover, the provision of Gene Logic's proprietary genomic data in conjunction with its integrated bioinformatics system enables Gene Logic to introduce that system into strategic partners' drug discovery process in a customized, expandable format that is compatible with partners' current database architectures.

  Database Integration Tools

     Gene Logic's bioinformatics system was developed using scientific data management tools based on the OPM. These tools provide support for the rapid development of relational databases, the integration of relational and flat file databases and for cross-database queries. Gene Logic's bioinformatics system works through customized and configurable Web interfaces, regardless of the structure of the underlying databases and without having to redevelop each database. Gene Logic's bioinformatics system enables the integration of

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Gene Logic's information content into the data management systems of its strategic partners, and Gene Logic believes that the system will also enhance the value of such partners' existing databases by establishing interconnectivity of heterogeneous data sources.

  Genomic Data Analytical Tools

     Gene Logic's bioinformatics system includes tools for the analysis of data generated by READS for both normal and diseased cell and tissue types. Gene expression data are analyzed using Gene Logic's proprietary software tools. The tools allow intuitive "point and click" navigation among the expressed genes. The system can identify genes as known (represented in Gene Logic's databases of indexed 3' sequences) or unknown, and provides a wide variety of statistical analyses of expression levels and correlations both within and across cell, tissue and disease types.

     Gene Logic has also developed proprietary methods to prioritize the disease-associated genes it discovers as potential drug targets. This prioritization depends upon a number of factors including: (i) a gene's temporal association with the disease process; (ii) the tissue distribution of its expression; (iii) any homology it may have with known target classes, such as membrane receptors, enzymes or signaling proteins; (iv) its involvement in known metabolic or signal transduction pathways; and (v) the feasibility of developing a screening assay.

GENE LOGIC ALLIANCES, INDEPENDENT PROGRAMS AND PRODUCTS

  Drug Target and Lead Discovery Programs -- Strategic Alliances

     As part of its business strategy, Gene Logic intends to establish strategic alliances with pharmaceutical companies. Gene Logic may also enter into strategic alliances or joint ventures with additional partners to develop certain diagnostics, therapeutic proteins and gene therapy products for which it has retained rights. Gene Logic's strategic alliances would generally provide for Gene Logic to receive technology and database access fees, research funding, milestone payments and royalty or profit-sharing income. To date, Gene Logic has entered into alliances with Procter & Gamble, Japan Tobacco, Organon, Wyeth-Ayerst, AgrEvo and SmithKline.

     Procter & Gamble Pharmaceuticals, Inc.

     In May 1997, Gene Logic and Procter & Gamble entered into a 4 1/2-year strategic alliance for drug target discovery in heart failure. Payments by Procter & Gamble to Gene Logic in the form of committed technology access fees and research funding will total a minimum of $10.1 million if the research program continues for its full term and Gene Logic performs its research obligations under the agreement. The parties may agree to extend the research program for additional one-year periods. At any time during the first 18 months of the alliance, Procter & Gamble has the right to expand the alliance to include drug target discovery programs in two additional disease indications upon terms, including committed research funding, identical to those covering the initial program in heart failure. Procter & Gamble will be obligated to make additional payments to Gene Logic for the achievement of specified target discovery, product development and associated regulatory milestones. Procter & Gamble will also pay Gene Logic royalties on worldwide net sales of all products that may result from the alliance. Payments for technology access fees and research and development support will be recognized as revenue ratably over the period for which the payments are made. Payments related to the achievement of milestones will be recognized as revenue when the milestones are achieved.

     There can be no assurance that Gene Logic's research pursuant to the agreement will be successful in discovering drug targets related to heart failure or to either of the two option disease fields or that Procter & Gamble will be successful in developing or commercializing any products based upon such discoveries made by Gene Logic. As a result, there can be no assurance that Gene Logic will receive any milestone payments, royalties or other payments contemplated by the agreement, nor can there be any assurance that the alliance will not be terminated prior to the natural expiration of its term pursuant to provisions under the alliance agreement.

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     Japan Tobacco Inc.

     In September 1997, Gene Logic and Japan Tobacco entered into a 5-year strategic alliance for drug target and drug lead discovery in renal disease. Payments by Japan Tobacco to Gene Logic in the form of committed technology and database access fees and research funding total a minimum of $15.0 million if the research program continues for its full term and Gene Logic performs its research obligations under the agreement. Japan Tobacco may extend the research program for one additional year. At any time during the first two years of the alliance, Japan Tobacco has the right to expand the alliance to include drug target and drug lead discovery programs in two additional disease indications upon terms, including committed research funding, identical to those covering the initial program in renal disease. Japan Tobacco will be obligated to make additional payments to Gene Logic for the achievement of specified target discovery and related product development and associated regulatory milestones. Pursuant to the terms of the agreement, Japan Tobacco would pay a minimum of $12.5 million for each therapeutic product if all milestones are achieved. Japan Tobacco will also pay Gene Logic royalties on worldwide net sales of all products that may result from targets discovered pursuant to the alliance. Payments for technology and database access fees and research and development support will be recognized as revenue ratably over the period for which the payments are made. Payments related to the achievement of milestones will be recognized as revenue when the milestones are achieved.

     As part of the alliance and during the research term of the alliance agreement, Gene Logic granted Japan Tobacco a non-exclusive license to the GENE EXPRESS NORMAL database, and Gene Logic intends to use its Flow-thru Chip technology for screening for drug leads in renal disease or, if Japan Tobacco has exercised its options to additional disease indications, such other disease indications. In consideration for such license and access, Japan Tobacco purchased $3.0 million of Gene Logic Common Stock in a private transaction concurrent with Gene Logic's initial public offering of Gene Logic Common Stock at $8.00 per share. Under the terms of the option, Japan Tobacco will pay Gene Logic chip design fees, screening fees and a minimum of $17.5 million for each therapeutic product based on a lead compound identified through such assays if all milestones are achieved. The agreement also entitles Gene Logic to royalties on net sales of therapeutic products based on lead compounds identified through such assays.

     There can be no assurance that Gene Logic's research pursuant to the agreement will be successful in discovering drug targets or drug leads related to renal disease or to either of the two option disease fields or that Japan Tobacco will be successful in developing or commercializing any products based upon such discoveries made by Gene Logic. As a result, there can be no assurance that Gene Logic will receive any milestone payments, royalties or other payments contemplated by the agreement, nor can there be any assurance that the alliance will not be terminated prior to the natural expiration of its term pursuant to provisions under the alliance agreement.

     N.V. Organon

     In December 1997, Gene Logic and Organon entered into a 3-year strategic alliance for drug target discovery. Payments by Organon to Gene Logic in the form of committed database access fees and research funding total a minimum of $12.5 million if the research program continues for its full term and Gene Logic performs its research obligations under the agreement. As part of the alliance and during the research term of the alliance agreement, Gene Logic granted Organon a non-exclusive license to the GENE EXPRESS NORMAL database. Organon will be obligated to make additional payments to Gene Logic for the achievement of specified target discovery and related product development milestones. Organon will also pay Gene Logic royalties on worldwide net sales of all products that may result from targets discovered pursuant to the alliance. Payments for database access fees and research and development support will be recognized as revenue ratably over the period for which the payments are made. Payments related to the achievement of milestones will be recognized as revenue when the milestones are achieved.

     There can be no assurance that Gene Logic's research pursuant to the agreement will be successful in discovering drug targets or that Organon will be successful in developing or commercializing any products based upon such discoveries made by Gene Logic. As a result, there can be no assurance that Gene Logic will

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receive any milestone payments, royalties or other payments contemplated by the agreement, nor can there be any assurance that the alliance will not be terminated prior to the natural expiration of its term pursuant to provisions under the alliance agreement.

     Hoechst Schering AgrEvo GmbH

     In July 1998, Gene Logic and AgrEvo entered into a 3-year strategic alliance for discovery of genes for the development of crop protection and crop improvement products. The initial research term may be extended for up to 5 additional years. Payments by AgrEvo to Gene Logic in the form of committed database access fees and research funding total a minimum of $45 million if the research program continues for its full expanded term and Gene Logic performs its research obligations under the agreement. As part of the alliance, AgrEvo will also receive access to Gene Logic's Flow-thru Chip technology for further analysis of genes identified in the research program. AgrEvo will be obligated to make additional payments to Gene Logic for the achievement of specified target discovery and related agricultural product development milestones. AgrEvo will also pay Gene Logic royalties on worldwide net sales of all agricultural products that may result from targets discovered pursuant to the alliance. Payments for database access fees and research and development support will be recognized as revenue ratably over the period for which the payments are made. Payments related to the achievement of milestones will be recognized as revenue when the milestones are achieved.

     There can be no assurance that Gene Logic's research pursuant to the agreement will be successful in discovering genetic targets or that AgrEvo will be successful in developing or commercializing any agricultural products based upon such discoveries made by Gene Logic. As a result, there can be no assurance that Gene Logic will receive any milestone payments, royalties or other payments contemplated by the agreement, nor can there be any assurance that the alliance will not be terminated prior to the natural expiration of its term pursuant to provisions under the alliance agreement.

     Wyeth-Ayerst Research Division

     In June 1998, Gene Logic and Wyeth-Ayerst entered into a pharmacogenomics strategic alliance in the field of preclinical toxicology. Gene Logic and Wyeth-Ayerst will collaborate, using Gene Logic's proprietary gene expression and bioinformatics technologies and Wyeth-Ayerst's expertise in toxicology, to develop a database of gene expression profiles predictive of different classes of drug toxicity. Wyeth-Ayerst will have the right to use information and inventions resulting from the alliance to perform toxicology studies in connection with its internal research and drug discovery and development activities. As part of the alliance and during the research term of the alliance agreement, Wyeth-Ayerst will have access to Gene Logic's Flow-thru Chip technology, which will enable the design of DNA microarray chips based on genes selected for the Toxicology EXPRESS Database and the use of such chips for screening preclinical compounds. Gene Logic may non-exclusively license databases, Flow-thru Chips and other products developed under the alliance to third party customers.

     There can be no assurance that Gene Logic and Wyeth-Ayerst will be successful in research conducted pursuant to the agreement or in the development or commercialization of any products based upon such discoveries.

     SmithKline Beecham

     In May 1998, Gene Logic granted to SmithKline a license to Gene Logic's OPM-based bioinformatics system and software tools. Under the agreement, Gene Logic and SmithKline have agreed to use OPM to develop a series of customized databases and servers to integrate a range of public and proprietary data sources into SmithKline's data mining process. Gene Logic retains the right to license software and products developed under the agreement to third party customers. Under the agreement Gene Logic will receive software license fees and will be entitled to funding for its portion of the collaborative development program.

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     There can be no assurance that Gene Logic will be successful in the work to be performed under the agreement or that Gene Logic and SmithKline will be able to negotiate a collaboration on mutually acceptable terms.

  Independent Programs

     Gene Logic has established independent discovery programs to identify drug targets for certain diseases of the central nervous system, osteoporosis and prostate cancer and has established collaborations with academic institutions and commercial organizations for access to relevant normal and diseased human tissues and cell types and animal disease models. Gene Logic uses these tissues for analysis of gene expression and gene regulation and to build its genomic databases. Under the terms of these agreements, Gene Logic generally retains all commercial rights to gene discoveries made through the use of cells and tissues provided by its collaborators. Gene Logic also intends to obtain access to compound libraries from combinatorial chemistry and pharmaceutical companies for screening using its Flow-thru Chip.

     To date, Gene Logic has established the following independent programs:

     Schizophrenia. Gene Logic is analyzing the patterns of gene expression in brain cells from schizophrenics and animal treatment models to identify novel drug targets. Gene Logic has entered into a collaboration with Johns Hopkins University School of Medicine for access to post mortem tissue samples from brains of schizophrenics. These samples were obtained from both drug-treated and untreated individuals shortly after death. Gene Logic has also begun evaluating the effects of established and experimental anti-psychotic drugs on gene expression in the brain in animal models.

     Depression. Gene Logic is using READS to discover new antidepressant drug targets based on changes in the patterns of gene expression in brain cells from patients with affective disorders. Gene Logic has entered into a collaboration with Johns Hopkins University School of Medicine for access to post mortem samples from specific regions of the brains of both drug-treated and untreated manic-depressives.

     Alzheimer's Disease. Gene Logic has entered into a collaboration with Molecular Geriatrics Corporation for access to micro-dissected samples of relevant regions of human brain from patients with Alzheimer's disease ranging from early stage through advanced degeneration. The samples have been characterized using proprietary monoclonal antibodies to reveal cells affected at the onset of the disease. Gene Logic has exclusive rights to any genes useful in the development of therapeutic products which are identified through the collaboration. Gene Logic may pursue such rights independently or in alliance with a strategic partner. Molecular Geriatrics Corporation retains rights to develop diagnostic products.

     Osteoporosis. Gene Logic has commenced its discovery program in osteoporosis with the Center for Clinical and Basic Research and Johns Hopkins University School of Medicine providing normal and osteoporotic bone samples. Gene Logic intends to develop drug targets identified through these programs independently or in alliance with a strategic partner.

     Prostate Cancer. Gene Logic has established a collaboration for access to staged and characterized prostate cancer tissue samples, together with related clinical treatment and outcomes data, with Baylor College of Medicine. In this program, Gene Logic is focusing on the identification of targets for the development of novel therapeutics and diagnostic products. Gene Logic may develop these independently or in alliance with strategic partners.

  Genomic Database Products

     Complementary to its drug target and drug lead discovery programs, Gene Logic is developing a suite of genomic database products designed to accelerate the process of target identification and prioritization, the discovery of lead compounds and the preclinical and clinical development of drugs. Gene Logic intends to market these genomic database products, in a single package or as separate modules, to multiple partners on a non-exclusive basis both independent of and in conjunction with drug target and drug lead discovery alliances. Gene Logic expects to receive annual database access subscription fees, milestone payments based on

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utilization of the data in licensees' drug and diagnostic discovery programs and royalties on net sales of resulting products.

     GENE EXPRESS NORMAL Database

     The GENE EXPRESS NORMAL database is a reference set of gene expression profiles for a variety of normal human tissues, which enables Gene Logic and its partners to determine rapidly the expression level of genes in normal tissues. The database will also contain gene expression profiles for normal tissues in rat and mouse, the experimental animals most commonly used by the pharmaceutical industry. This information facilitates the prioritization of drug targets. Gene Logic uses the database with its bioinformatics system to correlate specific gene sequences to their expression levels and to interface with other public or private sequence databases to which the licensee may have access. Gene Logic has granted non-exclusive licenses to the GENE EXPRESS NORMAL database to Japan Tobacco and Organon.

     Rare EST (rEST) Database

     Approximately 80% of all human genes are rarely expressed (at the level of fewer than five mRNA copies per cell), and fewer than an estimated 50% of such genes are available in existing human EST databases. However, these low-abundance, tissue-specific gene transcripts are those that are most promising as drug targets. Gene Logic uses its READS technology on tissue samples to identify rarely expressed genes. Unlike traditional EST sequencing methods, Gene Logic's process is directed (non-random) and has a low level of redundancy. Gene Logic is developing a database of rare ESTs, with the potential to provide promising drug targets not available through other sources of sequence data. Gene Logic anticipates that the rEST database will be available in 1998, but there can be no assurance that it will be available by such date, or at all.

     Toxicology EXPRESS Database

     Gene Logic intends to use its READS technology to build a database of the changes in gene expression that typify known toxicological effects of compounds in the target organs subject to such effects. Patterns may be identified by comparing gene expression in normal tissues to gene expression in similar tissues exposed to known toxic substances. These patterns can be used as references for the screening of new lead compounds for common classes of toxicological effects in order to minimize the use of traditional animal toxicology screening, which is both time-consuming and expensive. In conjunction with the Toxicology EXPRESS database, Gene Logic plans to use its Flow-thru Chip for the screening of lead compounds against the database. Gene Logic believes that screening against the Toxicology EXPRESS database will provide a filter for the prioritization of lead compounds and will accelerate the selection of those to be taken forward through full toxicological studies in animals and those to be abandoned. Gene Logic has granted a non-exclusive license to the Toxicology EXPRESS database to Wyeth-Ayerst.

     Pharmacology EXPRESS Database

     Gene Logic is using its READS technology to build a database of profiles of gene expression that characterize the pharmacological effects in relevant target organs of compounds of known therapeutic benefit. These patterns can be used as references for the screening of new lead compounds in order to predict therapeutic efficacy at the preclinical development stage. Gene Logic believes that this technology may substantially reduce the risks associated with clinical development of new drugs and provide a rapid filter for the selection and prioritization of lead compounds. In conjunction with its Pharmacology EXPRESS database, Gene Logic plans to use its Flow-thru Chip for the screening of lead compounds against the database. The construction of the Pharmacology EXPRESS database is at an early stage. Gene Logic anticipates that such database will be available in 1998, but there can be no assurance that it will be available by such date, or at all.

     The Annotated Genome (TAG) Database

     The Human Genome Project is forecast to complete the sequencing of the entire genome by the year 2005. Using expression data derived from the GENE EXPRESS NORMAL database and the transcription factor

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binding site sequence information generated by Gene Logic's MuST technology,
Gene Logic intends to create a database, the TAG database, of human genomic sequence information derived from the Human Genome Project annotated with expression levels, tissue distribution of expression and gene regulatory mechanisms. Gene Logic believes the analysis of this database will enable genes to be placed in their functional pathways based upon coordinate expression and shared transcriptional control elements, thereby allowing the selection and prioritization of appropriate drug targets at multiple points along disease-associated pathways. The development of the TAG database is at an early stage and Gene Logic expects that it will accelerate as more human genomic sequence data becomes available.

     The statements made in this section regarding anticipated dates for commercial availability of certain products are forward-looking statements, and the actual dates of commercialization could differ materially from those projected as a result of a variety of factors, including progress of Gene Logic's technologies, changes in Gene Logic's business priorities and other factors discussed in "Risk Factors." There can be no assurance that Gene Logic will not experience difficulties that could delay or prevent the successful development and commercialization of products or that Gene Logic's products will address the requirements of the market or achieve market acceptance.

  New Product Opportunities

     Gene Logic intends to pursue commercial opportunities for diagnostic applications of its discoveries, including molecular staging of disease, differential diagnosis and pharmacogenomic profiling. Gene Logic believes that management of common diseases in the future will include gene expression-based diagnostics to monitor the molecular evolution of the disease. Gene expression analysis may enable differentiation among diseases which share clinical symptoms but which differ at the level of molecular mechanism. Gene Logic believes that pharmacogenomic profiling, using gene expression-based assays to predict an individual's response to specific drugs, may be especially valuable in new drug development and in modifying drug therapies of known efficacy but which have toxic side effects in certain groups of patients.

INTELLECTUAL PROPERTY

     Gene Logic seeks United States and international patent protection for major components of its technology platform, including elements of its READS, MuST, Flow-thru Chip and bioinformatics technologies; it relies upon trade secret protection for certain of its confidential and proprietary information; and it uses license agreements both to access external technologies and assets and to convey certain intellectual property rights to others. Gene Logic's commercial success will be dependent in part upon its ability to obtain commercially valuable patent claims and to protect its intellectual property portfolio.

     As of June 30, 1998, Gene Logic had exclusive rights to 23 United States patent applications relating to its technologies. Gene Logic has exclusive rights to a United States patent covering key aspects of the READS gene expression analysis. Gene Logic has also received notice of allowance for a United States patent application covering key aspects of gene expression analysis, and notice of allowance for a United States patent application covering its MuST technology and notice of allowance for a United States patent application covering its Flow-thru Chip.

     The patent positions of pharmaceutical, biopharmaceutical and biotechnology companies, including Gene Logic, are generally uncertain and involve complex legal and factual questions. There can be no assurance that any of the pending patent applications to which Gene Logic has exclusive rights will result in issued patents, that the claims of any patents which are issued will provide meaningful protection, that Gene Logic will develop additional proprietary technologies that are patentable, that any patents licensed or issued to Gene Logic or its strategic partners will provide a basis for commercially viable products or will provide Gene Logic with any competitive advantages or will not be challenged by third parties, or that the patents of others will not have an adverse effect on the ability of Gene Logic to do business. In addition, patent law relating to the scope of claims in the technology field in which Gene Logic operates is still evolving. The degree of future protection for Gene Logic's proprietary rights, therefore, is uncertain. Furthermore, there can be no assurance that others will not independently develop similar or alternative technologies, duplicate any of Gene Logic's technologies,

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or, if patents are licensed or issued to Gene Logic, design around the patented technologies licensed to or developed by Gene Logic. In addition, Gene Logic could incur substantial costs in litigation if it is required to defend itself in patent suits brought by third parties or if it initiates such suits.

     Gene Logic is aware of a number of United States patents and patent applications and corresponding foreign patents and patent applications owned by third parties relating to the analysis of gene expression or the manufacture and use of DNA chips. There can be no assurance that these or other technologies will not provide third parties with competitive advantages over Gene Logic and will not have a material adverse effect on Gene Logic's business, financial condition and results of operations. In addition, certain third party patent applications contain broad claims, and it is not possible to determine whether or not such claims will be narrowed during prosecution and/or will be allowed and issued as patents, even if such claims appear to cover the prior art or have other defects. There can be no assurance that an owner or licensee of a patent in the field will not threaten or file an infringement action or that Gene Logic would prevail in any such action. There can be no assurance that the cost of defending an infringement action would not be substantial and would not have a material adverse effect on Gene Logic's business, financial condition and results of operations. Furthermore, there can be no assurance that any required licenses would be made available on commercially viable terms, if at all. Failure to obtain any required license could prevent Gene Logic from utilizing or commercializing one or more of its technologies and could have a material adverse effect on Gene Logic's business, financial condition and results of operations.

     Gene Logic has applied, and intends to make additional applications, for patent protection for methods relating to gene expression, for the disease-specific patterns of gene expression it identifies and for the individual disease genes and targets it discovers. Such patents may include claims relating to novel genes and gene fragments and to novel uses for known genes or gene fragments identified through its discovery programs. There can be no assurance that Gene Logic will be able to obtain meaningful patent protection for its discoveries; even if patents are issued, the scope of the coverage or protection afforded thereby is uncertain. Failure to secure such meaningful patent protection could have a material adverse effect on Gene Logic's business, financial condition and results of operations.

     Several groups are attempting to identify and patent gene fragments and full-length genes, the functions of which have not been characterized, as well as fully characterized genes. There is substantial uncertainty regarding the possible patent protection for gene fragments or genes without known function or correlation with specific diseases. To the extent any patents issue to other parties on such partial or full-length genes, the risk increases that the potential products and processes of Gene Logic or its strategic partners may give rise to claims of patent infringement. The public availability of partial or full sequence information or the existence of patent applications related thereto, even if not accompanied by relevant function or disease association, prior to the time Gene Logic applies for patent protection on a corresponding gene could adversely affect Gene Logic's ability to obtain patent protection with respect to such gene or to the related expression patterns. Furthermore, others may have filed, and in the future are likely to file, patent applications covering genes or gene products that are similar, or identical to, any for which Gene Logic may seek patent protection. No assurance can be given that any such patent application will not have priority over patent applications filed by Gene Logic. Any legal action against Gene Logic or its strategic partners claiming damages and seeking to enjoin commercial activities relating to the affected products and processes could, in addition to subjecting Gene Logic to potential liability for damages, require Gene Logic or its strategic partners to obtain a license in order to continue to manufacture or market the affected products and processes. There can be no assurance that Gene Logic or its strategic partners would prevail in any such action or that any license required under any such patent would be made available on commercially acceptable terms, if at all. Gene Logic believes that there is likely to be significant litigation in the industry regarding patent and other intellectual property rights. If Gene Logic becomes involved in such litigation, it could consume a substantial portion of Gene Logic's managerial and financial resources and have a material adverse effect on Gene Logic's business, financial condition and results of operations.

     Enactment of legislation implementing the General Agreement on Tariffs and Trade has resulted in certain changes to United States patent laws that became effective on June 8, 1995. Most notably, the term of patent protection for patent applications filed on or after June 8, 1995 is no longer a period of 17 years from the

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date of grant. The new term of United States patents will commence on the date of issuance and terminate 20 years from the earliest effective filing date of the application. Because the time from filing to issuance of biotechnology patent applications is often more than three years, a 20-year term from the effective date of filing may result in a substantially shortened period of patent protection which may adversely affect Gene Logic's patent position. If this change results in a shorter period of patent coverage, Gene Logic's business could be adversely affected to the extent that the duration and level of the royalties it is entitled to receive from its strategic partners are based on the existence of a valid patent covering the product subject to the royalty obligation.

     With respect to proprietary know-how that is not patentable and for processes for which patents are difficult to enforce, Gene Logic has chosen to rely on trade secret protection and confidentiality agreements to protect its interests. Gene Logic believes that several elements of its Accelerated Drug Discovery system involve proprietary know-how, technology or data which are not covered by patents or patent applications. In addition, Gene Logic has developed a proprietary index of gene and gene fragment sequences which it updates on an ongoing basis. Some of these data will be the subject of patent applications whereas other data will be maintained as proprietary trade secret information. Gene Logic has taken security measures to protect its proprietary know-how and technologies and confidential data and continues to explore further methods of protection. While Gene Logic requires all employees, consultants and collaborators to enter into confidentiality agreements, there can be no assurance that proprietary information will not be disclosed, that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to Gene Logic's trade secrets, or that Gene Logic can meaningfully protect its trade secrets. In the case of a strategic partnership or other collaborative arrangement which requires the sharing of data, Gene Logic's policy is to make available to its partner only such data as are relevant to the partnership or arrangement, under controlled circumstances, and only during the contractual term of the strategic partnership or collaborative arrangement, and subject to a duty of confidentiality on the part of its partner or collaborator. There can be no assurance, however, that such measures will adequately protect Gene Logic's data. Any material leak of confidential data into the public domain or to third parties may have a material adverse effect on Gene Logic's business, financial condition and results of operations.

     Gene Logic is a party to various license agreements which give it rights to use certain technologies and biological materials in its research and development processes. There can be no assurance that Gene Logic will be able to maintain such rights on commercially reasonable terms, if at all. Failure by Gene Logic to maintain such rights could have a material adverse effect on Gene Logic's business, financial condition and results of operations.

COMPETITION

     Competition among entities attempting to identify the genes associated with specific diseases and to develop products based on such discoveries is intense. Gene Logic faces, and will continue to face, competition from pharmaceutical, biotechnology and diagnostic companies, academic and research institutions and government agencies, both in the United States and abroad. Several entities are attempting to identify and patent randomly sequenced genes and gene fragments, while others are pursuing a gene identification, characterization and product development strategy based on positional cloning. Gene Logic is aware that certain entities are utilizing a variety of different gene expression analysis methodologies, including the use of chip-based systems, to attempt to identify disease-related genes. In addition, numerous pharmaceutical companies are developing genomic research programs, either alone or in partnership with Gene Logic's competitors. Competition among such entities is intense and is expected to increase. In order to compete against existing and future technologies, Gene Logic will need to demonstrate to potential customers that its technologies and capabilities are superior to competing technologies.

     Many of Gene Logic's competitors have substantially greater capital resources, research and development staffs, facilities, manufacturing and marketing experience, distribution channels and human resources than Gene Logic. These competitors may discover, characterize or develop important genes, drug targets or drug leads, drug discovery technologies or drugs in advance of Gene Logic or which are more effective than those developed by Gene Logic or its strategic partners, or may obtain regulatory approvals of their drugs more

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rapidly than Gene Logic and its strategic partners, any of which could have a material adverse affect on any similar Gene Logic program. Moreover, there can be no assurance that Gene Logic's competitors will not obtain patent protection or other intellectual property rights that would limit Gene Logic's or its strategic partners' ability to use Gene Logic's drug discovery technologies or commercialize therapeutic or diagnostic products, which could have a material adverse effect on Gene Logic's business, financial condition and results of operations. Gene Logic also faces competition from these and other entities in gaining access to cells, tissues and nucleic acid samples used in its discovery programs.

     Gene Logic will rely on its strategic partners for support of certain of its discovery programs and intends to rely on its strategic partners for preclinical and clinical development of related potential products and the manufacturing and marketing of such products. Each of Gene Logic's strategic partners is conducting multiple product development efforts within each disease area which is the subject of its strategic alliance with Gene Logic. Generally, Gene Logic's strategic alliance agreements do not preclude the strategic partner from pursuing development efforts utilizing approaches distinct from that which is the subject of the alliance. Any product candidate of Gene Logic, therefore, may be subject to competition with a potential product under development by a strategic partner.

     Future competition will come from existing competitors as well as other companies seeking to develop new technologies for drug discovery based on gene sequencing, target gene identification, bioinformatics and related technologies. In addition, certain pharmaceutical and biotechnology companies have significant needs for genomic information and may choose to develop or acquire competing technologies to meet such needs. Genomic technologies have undergone and are expected to continue to undergo rapid and significant change. Gene Logic's future success will depend in large part on its maintaining a competitive position in the genomics field. Rapid technological development by Gene Logic or others may result in products or technologies becoming obsolete before Gene Logic recovers the expenses it incurs in connection with their development. Products offered by Gene Logic could be made obsolete by less expensive or more effective drug target and drug lead technologies, including technologies which may be unrelated to genomics. There can be no assurance that Gene Logic will be able to make the enhancements to its technology necessary to compete successfully with newly emerging technologies.

GOVERNMENT REGULATION

     Gene Logic does not plan to conduct clinical trials in humans or commercialize therapeutic products discovered as a result of its genes, drug target and drug lead discovery programs but intends to rely on its strategic partners to conduct such activities. Prior to marketing, any new drug developed by Gene Logic's strategic partners must undergo an extensive regulatory approval process in the United States and other countries. This regulatory process, which includes preclinical studies and clinical trials, and may include post-marketing surveillance of each compound to establish its safety and efficacy, can take many years and require the expenditure of substantial resources. Data obtained from preclinical studies and clinical trials are subject to varying interpretations that could delay, limit or prevent regulatory approval. Delays or rejections may also be encountered based upon changes in FDA policies for drug approval during the period of product development and FDA regulatory review of each submitted NDA in the case of new pharmaceutical agents, or PLA or BLA in the case of biological therapeutics. Similar delays may also be encountered in the regulatory approval of any diagnostic product, where such approval is required, and in obtaining regulatory approval in foreign countries. Delays in obtaining regulatory approvals could adversely affect the marketing of any drugs developed by Gene Logic or its strategic partners, impose costly procedures upon Gene Logic's and its partners' activities, diminish any competitive advantages that Gene Logic or its partners may attain and adversely affect Gene Logic's receipt of royalties. There can be no assurance that regulatory approval will be obtained for any drugs or diagnostic products developed by Gene Logic or its strategic partners. Furthermore, regulatory approval may entail limitations on the indicated uses of a drug. Because certain of the products likely to result from Gene Logic's disease research programs involve the application of new technologies and may be based upon a new therapeutic approach, such products may be subject to substantial additional review by various government regulatory authorities and, as a result, regulatory approvals may be obtained more slowly than for products based upon more conventional technologies.

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     Even if regulatory approval is obtained, a marketed product and its manufacturer are subject to continuing review. Discovery of previously unknown problems with a product may result in withdrawal of the product from the market, and could have a material adverse effect on Gene Logic's business, financial condition and results of operations. Violations of regulatory requirements at any stage during the regulatory process, including preclinical studies and clinical trials, the approval process, post-approval or in good manufacturing practices manufacturing requirements, may result in various adverse consequences to Gene Logic, including the FDA's delay in approval or refusal to approve a product, withdrawal of an approved product from the market or the imposition of criminal penalties against the manufacturer and NDA, PLA or BLA holder. No IND has been submitted for any product candidate resulting from Gene Logic's discovery programs, and no product candidate has been approved for commercialization in the United States or elsewhere. Gene Logic intends to rely on its strategic partners to file INDs and generally direct the regulatory approval process. There can be no assurance that Gene Logic's strategic partners will be able to conduct clinical testing or obtain necessary approvals from the FDA or other regulatory authorities for any products. Failure to obtain required governmental approvals will delay or preclude Gene Logic's strategic partners from marketing drugs or diagnostic products developed through Gene Logic's research or limit the commercial use of such products and could have a material adverse effect on Gene Logic's business, financial condition and results of operations.

     Gene Logic's research and development activities involve the controlled use of certain biological and other hazardous materials, chemicals and various radioactive materials. Gene Logic is subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of such materials and certain waste products. Although Gene Logic believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by federal, state and local laws and regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of such an accident, Gene Logic could be held liable for any damages that result, and any liability could exceed the resources of Gene Logic. Other than such laws and regulations governing the generation, use and disposal of hazardous materials and wastes, and limiting workplace exposures to such materials, Gene Logic does not believe its current and proposed activities are subject to any specific government regulation other than regulations affecting the operations of companies generally.

EMPLOYEES

     As of June 30, 1998, Gene Logic had 114 full-time employees, 40 of whom hold M.D., Ph.D. or D.Sc. degrees and 19 of whom hold other advanced degrees. Of these, 81 were engaged in research and development, including bioinformatics, and 33 were engaged in business development, finance and general administration. None of Gene Logic's employees is represented by a labor union or covered by a collective bargaining agreement. Gene Logic has not experienced any work stoppages and considers its relations with its employees to be good. Gene Logic's future success depends in significant part upon the continued service of its key scientific, technical and senior management personnel and its continuing ability to attract and retain highly qualified technical and managerial personnel. There is intense competition for such qualified personnel in the areas of Gene Logic's activities and there can be no assurance that Gene Logic will continue to attract and retain the personnel necessary for the development of its business. Failure to attract and retain key personnel could have a material adverse effect on Gene Logic's business, financial condition and results of operations.

FACILITIES

     Gene Logic's headquarters consist of approximately 50,000 square feet of office and research laboratory space located at 708 Quince Orchard Road, Gaithersburg, Maryland pursuant to a lease which expires in 2007. Gene Logic's Bioinformatics System Division occupies approximately 4,900 square feet of office space located at 2001 Center Street, Berkeley, California pursuant to a lease which expires in 1999.

LEGAL PROCEEDINGS

     Gene Logic is not a party to any material legal proceedings.

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               GENE LOGIC'S MANAGEMENT AND EXECUTIVE COMPENSATION

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information as of June 30, 1998 regarding the directors and executive officers of Gene Logic assuming the consummation of the Merger:

                   NAME                     AGE                         POSITION
                   ----                     ---                         --------
Alan G. Walton, Ph.D., D.Sc. .............  62    Chairman of the Board of Directors
Michael J. Brennan, M.D., Ph.D. ..........  40    President, Chief Executive Officer and Director
Mark D. Gessler ..........................  36    Senior Vice President, Corporate Development and
                                                    Chief Financial Officer
Daniel R. Passeri, J.D. ..................  37    Senior Vice President, Technology and Program
                                                    Management
Gregory G. Lennon, Ph.D. .................  41    Senior Vice President, Research and Development and
                                                    Chief Scientific Officer
Douglas Dolginow, M.D. ...................  44    Senior Vice President, Pharmacogenomics
Jules Blake, Ph.D. .......................  73    Director
Jeffrey D. Sollender .....................  38    Director
Charles L. Dimmler, III ..................  56    Director
G. Anthony Gorry, Ph.D. ..................  57    Director

     Alan G. Walton, Ph.D., D.Sc. Dr. Walton has served as Chairman of the Board of Directors of Gene Logic since its inception in September 1994. He has been a General Partner of Oxford Bioscience Partners, a private equity investment firm, since 1991 and a member of the Board of Directors of Collaborative Clinical Research since 1994. In 1981, Dr. Walton co-founded University Genetics Co., a public corporation specializing in technology transfer from academic institutions to industry and in the seed financing of high-technology start-ups, and served as President and Chief Executive Officer until 1987. He has lectured extensively at various universities, including Harvard Medical School, Indiana University and Case Western Reserve University where he was Professor of Macromolecular Science and Director of the Laboratory for Biological Macromolecules. Dr. Walton received a Ph.D. in chemistry and a D.Sc. in biological chemistry from Nottingham University, England.

     Michael J. Brennan, M.D., Ph.D. Dr. Brennan has served as President, Chief Executive Officer and a director of Gene Logic since December 1995. From October 1993 to November 1995, he was Vice President, Business Development for Corange International Limited's worldwide therapeutics business, Boehringer Mannheim Therapeutics. From June 1990 to October 1993, Dr. Brennan was a director and the general manager of Boehringer Mannheim South Africa. Dr. Brennan received a Ph.D. in neurobiology and a M.D. from the University of the Witwatersrand, Johannesburg, South Africa. In 1985, he completed his residency in neurology at Boston City Hospital.

     Mark D. Gessler. Mr. Gessler has served as Senior Vice President, Corporate Development and Chief Financial Officer of Gene Logic since June 1996. From February 1993 to June 1996, Mr. Gessler was with GeneMedicine, Inc., a gene therapy company, most recently as Vice President, Corporate Development. From 1988 until January 1993, he was director of Business Development at BCM Technologies, Inc., the venture and technology subsidiary of Baylor College of Medicine. While in that position, Mr. Gessler co-founded three biotechnology companies and a software company. Mr. Gessler holds a MBA from the University of Tennessee and was an Adjunct Professor of Business Administration at Rice University from 1991 to 1996.

     Daniel R. Passeri, J.D. Mr. Passeri has served as Senior Vice President, Technology and Program Management of Gene Logic since January 1998. From March 1997 to December 1997, he was Gene Logic's Vice President, Business Development and Intellectual Property. From March 1995 to March 1997, Mr. Passeri was Director of Technology Management for the Boehringer Mannheim Group, responsible for the assessment and acquisition or licensing of new biomedical technologies. From January 1992 to February 1995 he was Acting Chief, Cellular Growth and Regulation Branch of the Office of Technology Transfer of

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the National Institutes of Health and its Senior Licensing Specialist. He served as a Patent Examiner in the biotechnology section of the USPTO. Mr. Passeri holds a M.S. in biotechnology from the Imperial College of Science, Technology and Medicine, University of London. He holds a J.D. from George Washington University. He is registered to practice before the USPTO and in the State of Maryland and has been an adjunct professor at George Washington University since 1995.

     Gregory G. Lennon, Ph.D. Dr. Lennon has served as Gene Logic's Senior Vice President, Research and Development and Chief Scientific Officer since June 1998. From September 1997 to June 1998, he was Gene Logic's Vice President, Genomics Research. Prior to joining Gene Logic, Dr. Lennon was a senior scientist of the Human Genome Center at Lawrence Livermore National Laboratory from October 1991 to August 1997 and manager of the functional genomics research portfolio for the Department of Energy's Joint Genome Institute from January 1997 to August 1997. Dr. Lennon is a founder and the director of the I.M.A.G.E. (Integrated Molecular Analysis of Gene Expression) Consortium funded by the Department of Energy. He was a participant in both the Merck Gene Index project and the National Cancer Institute's Cancer Genome Anatomy Project. Dr. Lennon holds a Ph.D. in genetics from the University of Pennsylvania. He is an advisor to the National Cancer Institute of the National Institutes of Health.

     Douglas Dolginow, M.D. Dr. Dolginow joined Gene Logic, contingent upon the consummation of the Merger, as Senior Vice President, Pharmacogenomics in July 1998 in connection with the Merger. Dr. Dolginow served as President and Chief Operating Officer of Oncormed from October 1993 and as a director of Oncormed from May 1994 until joining Gene Logic. Dr. Dolginow was Vice President of Regional Operations for Nichols Institute, a clinical laboratory company, from May 1991 to October 1993. From 1983 to 1991, he served as medical director for multiple clinical laboratories including Highland General Hospital, Oakland, California and Mt. Zion Hospital, San Francisco, California. Since 1984, he has been an active member of the Clinical Faculty at the University of California, San Francisco. Dr. Dolginow received a M.D. from the University of Kansas.

     Jules Blake, Ph.D. Dr. Blake has served as a director of Gene Logic since its inception. From 1973 until his retirement in 1989, Dr. Blake served as Vice President of Research and Development and Vice President, Corporate Scientific Affairs, for Colgate-Palmolive, Inc., a consumer products company. Dr. Blake was appointed as an Industrial Research Institute Fellow at the United States Office of Science and Technology Policy, Executive Office of the President, where he served until 1991. Dr. Blake serves on the boards of directors of the public companies Martek Biosciences Corporation and ProCyte Corporation. Dr. Blake holds a Ph.D. in organic chemistry from the University of Pennsylvania.

     Jeffrey D. Sollender. Mr. Sollender has served as a director of Gene Logic since July 1997. Mr. Sollender is a founder of and advisor to Biotechvest L.P., a venture capital investment firm formed in 1993. From 1994 through December 1995, Mr. Sollender served as an advisor to Forward Ventures, a venture capital investment firm. Mr. Sollender became a venture partner of Forward Ventures in 1996 and a general partner in September 1997. Mr. Sollender co-founded Triangle Pharmaceuticals, Inc., a biopharmaceutical company, in 1995, CombiChem Inc., a combinatorial chemistry company, in 1994 and GenQuest, Inc., a functional genomics company, in 1995. He served as Vice President of Operations and Business Development for CombiChem Inc. and GenQuest, Inc. until January 1995 and February 1996, respectively. Mr. Sollender received his MBA from the University of Chicago Graduate School of Business.

     Charles L. Dimmler III. Mr. Dimmler has served as a director of Gene Logic since May 1996. Since 1988, Mr. Dimmler has been a General Partner of Hambro International Equity Partners, an equity investment firm, and is currently also the principal investment officer of Cross Atlantic Partners Funds, an equity investment firm, and an operating officer of Hambro Health International, Inc., an affiliate of Hambros Bank Limited, a global merchant bank based in London. Mr. Dimmler serves as a director of SunPharm, Inc., a public company, and various private companies. He holds an honors degree from the University of California at Davis.

     G. Anthony Gorry, Ph.D. Dr. Gorry, has served as a director of Gene Logic since January 1997. Since April 1992, Dr. Gorry has been Vice President for Information Technology and Professor of Computer Science at Rice University. He is the Chairman and a founder of The Forefront Group, Inc., a public

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information technology company. From 1975 to April 1992, he served as Vice
President for Information Technology and Professor of Medical Informatics and Neuroscience at Baylor College of Medicine, as well as Director of the W. M. Keck Center for Computational Biology and Adjunct Professor of Computer Science at Rice University. Dr. Gorry holds a M.S. in chemical engineering from the University of California at Berkeley and a Ph.D. in computer science from Massachusetts Institute of Technology. He is a fellow of the American College of Medical Informatics and a member of the Institute of Medicine and of the National Academy of Sciences.

BOARD COMMITTEES AND MEETINGS

     During the fiscal year ended December 31, 1997 the Gene Logic Board held seven meetings. The Gene Logic Board has an Audit Committee and a Compensation Committee.

     The Audit Committee meets with Gene Logic's independent auditors at least annually to review the results of the annual audit and discuss the financial statements; recommends to the Gene Logic Board the independent auditors to be retained; and receives and considers the accountants' comments as to controls, adequacy of staff and management performance and procedures in connection with audit and financial controls. The Audit Committee is composed of two non-employee directors: Dr. Blake and Mr. Dimmler. It met one time during such fiscal year.

     The Compensation Committee makes recommendations concerning salaries and incentive compensation, awards stock options to employees and consultants under Gene Logic's stock option plans and otherwise determines compensation levels and performs such other functions regarding compensation as the Gene Logic Board may delegate. The Compensation Committee is composed of three non-employee directors: Dr. Walton, Dr. Blake and Mr. Dimmler. It met eight times during such fiscal year.

     During the fiscal year ended December 31, 1997, each Gene Logic Board member attended 75% or more of the aggregate of the meetings of the Gene Logic Board held during the period for which he was a director. Each Gene Logic Board member serving on a committee attended 75% or more of the aggregate meetings of such committee held during the period for which he was a committee member; however, Dr. Blake was unable to attend the single Audit Committee meeting.

EXECUTIVE COMPENSATION

  Compensation of Directors

     Gene Logic's non-employee directors who are not affiliated with stockholders of Gene Logic currently receive $12,000 per year and an additional fee of $1,000 for each meeting they attend (exclusive of telephonic meetings). All directors are reimbursed for certain expenses in connection with attendance at Gene Logic Board and committee meetings.

     Non-employee directors of Gene Logic also receive automatic grants of options under Gene Logic's 1997 Non-employee Directors' Stock Option Plan (the "Directors' Plan"). Only non-employee directors of Gene Logic are eligible to receive options under the Directors' Plan. Options granted under the Directors' Plan are intended by Gene Logic not to qualify as incentive stock options under the Code.

     Option grants under the Directors' Plan are non-discretionary. Pursuant to the terms of the Directors' Plan, first-time non-employee directors of Gene Logic, other than those currently in place, automatically receive a grant of 30,000 shares of Gene Logic Common Stock upon the date of his or her initial appointment or election which vest on an annual basis over four years. Each non-employee director who is re-elected at or after the Annual Meeting, and who has continuously served as a non-employee director for the six month period prior to the Annual Meeting automatically receives an option to purchase 7,500 shares of Gene Logic Common Stock which vest on the anniversary of the date of the grant. The exercise price of options granted under the Directors' Plan is 100% of the fair market value of the Gene Logic Common Stock subject to the option on the date of the option grant. Options granted under the Directors' Plan following termination of the optionee's service to Gene Logic vest only as to that number of shares as to which were exercisable as of the date of termination of all such service. The term of options granted under the Directors' Plan is ten years. In the event of a merger of Gene Logic with or into another corporation or a consolidation, acquisition of assets or other change-in-control transaction involving Gene Logic, the vesting of each option will accelerate and the option will terminate if not exercised prior to the consummation of the transaction. No options granted under the Director's Plan may be exercised after the expiration of ten years from the date granted.

     During the last fiscal year and prior to the adoption of the Directors' Plan, Gene Logic granted options under Gene Logic's 1996 Stock Plan covering 15,000 shares to Dr. Blake and 30,000 shares to each of the other non-employee directors of Gene Logic, Dr. Walton, Mr. Dimmler, Dr. Gorry and Mr. Sollender, at an exercise price per share of $0.15. At the time of the grants, the Gene Logic Board determined the fair market value of such Gene Logic Common Stock was $0.15 per share. As of June 30, 1998, no options granted to non-employee directors had been exercised.

COMPENSATION OF EXECUTIVE OFFICERS

                            SUMMARY OF COMPENSATION

     The following table shows for the fiscal years ended December 31, 1997 and 1996, compensation awarded or paid to, or earned by, Gene Logic's Chief Executive Officer and its other four most highly compensated executive officers who earned more than $100,000 in the fiscal year ended December 31, 1997 (the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                                             LONG-TERM
                                                                                            COMPENSATION
                                                                                               AWARDS
                                                                                            ------------
                                                        ANNUAL COMPENSATION                  SECURITIES
                                           ----------------------------------------------    UNDERLYING
                                                                          OTHER ANNUAL        OPTIONS
   NAME AND PRINCIPAL POSITION      YEAR   SALARY($)(1)   BONUS($)     COMPENSATION($)(2)       (#)
   ---------------------------      ----   ------------   --------     ------------------   ------------
Michael J. Brennan, M.D.,           1997     $207,292     $110,000(3)       $    --           498,962
  Ph.D. ..........................
  President, Chief Executive        1996      200,000       30,000(3)            --           245,000
  Officer and Director
Mark D. Gessler...................  1997      187,917       45,000           54,287(4)        321,981
  Senior Vice President, Corporate  1996       95,353       40,000           97,091            25,000
  Development and Chief Financial
  Officer
Eric M. Eastman, Ph.D. ...........  1997      160,000       20,000           62,268(5)         60,000
  Vice President, Technology        1996       38,231       40,000               --            75,000
  Management
Daniel R. Passeri.................  1997      106,875       85,000(7)            --           127,709
  Senior Vice President,
  Technology and Program
  Management(6)
Keith O. Elliston, Ph.D.(8).......  1997      162,260       75,000           75,890           446,981
  Former Senior Vice President and
  Chief Scientific Officer

---------------
(1) In accordance with the rules of the Commission, the compensation described in this table does not include medical, group life insurance or other benefits received by the Named Executive Officers which are available generally to all salaried employees of Gene Logic, and certain perquisites and other personal benefits received by the Named Executive Officers which do not exceed the lesser of $50,000 or 10% of any such officer's salary and bonus disclosed in this table.

(2) Except as otherwise noted, represents reimbursements made by Gene Logic for relocation expenses.

(3) Includes an amount paid to a corporation of which Dr. Brennan is a stockholder for service rendered by such corporation.

(4) Represents a $50,000 Promissory Note forgiven upon effectiveness of the initial public offering and $4,287 of accrued interest thereon.

(5) Includes $731 of interest imputed from Dr. Eastman's relocation loan.

(6) Mr. Passeri served as Vice President, Business Development and Intellectual Property until becoming Senior Vice President, Technology and Program Management in January 1998.

(7) Includes a $30,000 payment made by Gene Logic for Mr. Passeri's relocation expenses.

(8) Dr. Elliston's employment with Gene Logic was terminated by Gene Logic in May 1998. In connection with Dr. Elliston's termination, he received $110,000 in severance payments.

STOCK OPTION GRANTS AND EXERCISES

     Gene Logic adopted its 1996 Stock Plan in January 1996 and amended and restated the 1996 Stock Plan in September 1997 as the 1997 Equity Incentive Plan (the "Stock Plan"). Gene Logic grants options to its executive officers under the Stock Plan. As of April 1, 1998, options to purchase a total of 2,776,777 shares were outstanding under the Stock Plan and options to purchase 2,969,197 shares remained available for grant thereunder.

     The following tables show for the fiscal year ended December 31, 1997, certain information regarding options granted to, exercised by, and held at year end by, the Named Executive Officers:

                       OPTIONS GRANTS IN FISCAL YEAR 1997

                                                     INDIVIDUAL GRANTS                       POTENTIAL REALIZABLE VALUE
                                 ---------------------------------------------------------     AT ASSUMED ANNUAL RATES
                                   NUMBER OF       % OF TOTAL                                      OF STOCK PRICE
                                  SECURITIES        OPTIONS                                    APPRECIATION FOR OPTION
                                  UNDERLYING       GRANTED TO     EXERCISE OR                          TERM(4)
                                    OPTIONS       EMPLOYEES IN    BASE PRICE    EXPIRATION   ---------------------------
             NAME                GRANTED(#)(1)   FISCAL YEAR(2)    ($/SH)(3)       DATE         5%($)          10%($)
             ----                -------------   --------------   -----------   ----------   ------------   ------------
Michael J. Brennan, M.D.,
  Ph.D. .......................     150,000            6.6%          $0.15       03/18/07     $1,932,174     $3,089,991
                                    348,962           15.3            2.50       09/09/07      3,674,974      6,368,535
Mark D. Gessler................     150,000            6.6            0.15       03/18/07      1,932,174      3,089,991
                                    171,981            7.5            2.50       09/09/07      1,811,159      3,138,643
Eric M. Eastman, Ph.D. ........      60,000            2.6            0.15       03/18/07        772,869      1,235,996
Daniel R. Passeri..............      80,000            3.5            0.15       03/18/07      1,030,493      1,647,995
                                     47,709            2.1            2.50       09/09/07        502,431        870,686
Keith O. Elliston, Ph.D.(5)....     250,000           11.0            0.15       03/18/07      3,220,289      5,149,985
                                    196,981            8.6            2.50       09/09/07      2,074,438      3,594,891

---------------
(1) Options have a maximum term of 10 years measured from the date of grant, subject to earlier termination upon the optionee's cessation of service with Gene Logic. The options generally vest on a monthly basis over a four-year period. The options expiring in March 2007 accelerated upon certain performance-based goals, including vesting of 80% of such options upon completion of Gene Logic's initial public offering in November 1997 and the remaining options 180 days thereafter.

(2) Based on options to purchase 2,281,881 shares granted to employees in fiscal 1997, including the Named Executive Officers.

(3) The exercise price is equal to the fair market value of the Common Stock on the date of grant as determined by the Gene Logic Board on the date of grant.

(4) The potential realizable value is calculated based on the term of the option at its time of grant (10 years) and the fair market value per share of Gene Logic's Common Stock as of December 31, 1997 of $8.00. It is calculated assuming that the stock price on the date of grant appreciates at the indicated annual rate, compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. These amounts represent certain assumed rates of appreciation only, in accordance with the rules of the Commission, and do not reflect Gene Logic's estimate or projection of the future stock price performance. Actual gains, if any, are dependent on the actual future performance of Gene Logic's Common Stock.

(5) Dr. Elliston's employment with Gene Logic was terminated by Gene Logic in May 1998.

   AGGREGATED OPTION EXERCISES IN FISCAL YEAR 1997 AND FISCAL YEAR-END OPTION
                                     VALUES

                                                             NUMBER OF SECURITIES
                                                                  UNDERLYING         VALUE OF UNEXERCISED IN-
                                                              UNEXERCISED OPTIONS      THE-MONEY OPTIONS AT
                                      SHARES       VALUE     AT FISCAL YEAR-END(#)    FISCAL YEAR-END($)(2)
                                    ACQUIRED ON   REALIZED       EXERCISABLE/              EXERCISABLE/
               NAME                 EXERCISE(#)    ($)(1)        UNEXERCISABLE            UNEXERCISABLE
               ----                 -----------   --------   ---------------------   ------------------------
Michael J. Brennan, M.D.,
  Ph.D. ..........................    105,000     $114,750      145,540/393,422        $1,108,320/2,302,471
Mark D. Gessler...................         --           --      147,164/199,817         1,138,402/1,181,244
Eric M. Eastman, Ph.D. ...........         --           --      108,000/27,000            847,800/211,950
Daniel R. Passeri.................         --           --       65,986/61,723            513,323/377,077
Keith O. Elliston, Ph.D.(3).......     30,000        4,500      178,206/238,775         1,379,633/1,430,763

---------------
(1) Based on the fair market value per share of Gene Logic Common Stock (as determined by the Gene Logic Board of Directors) at the date of exercise, less the exercise price.

(2) Based on the fair market value per share of Gene Logic Common Stock ($8.00) at December 31, 1997, less the exercise price, multiplied by the number of shares underlying the option.

(3) Dr. Elliston's employment with Gene Logic was terminated by Gene Logic in May 1998.

EMPLOYMENT AGREEMENTS

     On December 1, 1995, Michael J. Brennan, the President, Chief Executive Officer and a director and stockholder of Gene Logic, entered into an employment agreement with Gene Logic. The employment agreement has a five-year term and provides, among other things, for the payment to Dr. Brennan of annual bonuses and the acceleration of certain unvested options upon achievement of certain performance-based goals, including vesting of 80% of such options upon completion of Gene Logic's initial public offering and the remaining 20% 180 days thereafter. Upon termination of the agreement by Gene Logic without cause, Dr. Brennan will receive severance pay in the amount equal to Dr. Brennan's total combined annual base salary and performance bonus for the calendar year in which the termination becomes effective.

     On May 16, 1996, Mark D. Gessler, the Senior Vice President, Corporate Development and Chief Financial Officer of Gene Logic and a stockholder of Gene Logic, entered into an employment agreement with Gene Logic. The employment agreement has a four-year term and provides, among other things, for the payment to Mr. Gessler of annual bonuses and the acceleration of certain unvested options upon achievement of certain performance-based goals, including vesting of 80% of such options upon completion of Gene Logic's initial public offering and the remaining 20% 180 days thereafter. Upon termination of the agreement by Gene Logic without cause, Mr. Gessler will receive severance pay in the amount of one-half of his salary for the calendar year in which the termination becomes effective.

     In September 7, 1996, Eric M. Eastman, the Vice President, Technology Management, entered into an employment agreement with Gene Logic. The employment agreement has a four-year term and provides, among other things, for the payment to Dr. Eastman of annual bonuses and the acceleration of certain unvested options upon achievement of certain performance-based goals, including vesting of 80% of such options upon completion of Gene Logic's initial public offering and the remaining 20% 180 days thereafter. Upon termination of the agreement by Gene Logic without cause, Dr. Eastman will receive severance pay in the amount of three months of his then current salary.

     On February 17, 1997, Daniel R. Passeri, the Senior Vice President, Technology and Program Management, entered into an employment agreement with Gene Logic. The employment agreement has a four-year term and provides, among other things, for the payment to Mr. Passeri of annual bonuses and the acceleration of certain unvested options upon achievement of certain performance-based goals, including vesting of 80% of such options upon completion of Gene Logic's initial public offering and the remaining 20% 180 days thereafter. Upon termination of the agreement by Gene Logic without cause, Mr. Passeri will receive severance pay in the amount of three months of his then current salary.

     On February 5, 1997, Keith Elliston, the Senior Vice President and Chief Scientific Officer and a stockholder of Gene Logic, entered into an employment agreement with Gene Logic. Dr. Elliston's employment with Gene Logic was terminated by Gene Logic in May 1998. The employment agreement had a four-year term and provided, among other things, for the payment to Dr. Elliston of annual bonuses and the acceleration of certain unvested options under achievement of certain performance-based goals, including vesting of 80% of such options upon completion of Gene Logic's initial public offering and the remaining 20% 180 days thereafter. In connection with Dr. Elliston's termination, he received $110,000 in severance payments.

CERTAIN TRANSACTIONS

     In July 1997, Gene Logic sold 4,444,443 shares of Series C Convertible Preferred Stock ("Series C") for net proceeds of approximately $19.1 million and issued warrants to purchase an additional 48,889 shares of Series C. All Gene Logic preferred stock automatically converted into Gene Logic Common Stock upon the closing of the initial public offering. The holdings of such Gene Logic Common Stock (issued upon conversion of the Series C) by affiliates of Gene Logic's Directors are described below.

                                                               NUMBER OF SHARES OF
PURCHASER                                                    GENE LOGIC COMMON STOCK
---------                                                    -----------------------
Biotechvest L.P.(1).........................................         333,334
Fruit of the Loom Senior Executive Officer Deferred
  Compensation Trust(1).....................................         333,333
Cross Atlantic Partners K/S(2)..............................         182,222
Cross Atlantic Partners II K/S(2)...........................          88,889
Cross Atlantic Partners III K/S(2)..........................         173,334
Oxford Bioscience Partners (Adjunct) L.P.(3)................          11,111
Oxford Bioscience Partners (Bermuda) Limited
  Partnership(3)............................................          27,717
Oxford Bioscience Partners L.P.(3)..........................          78,283

---------------
(1) Affiliated with Jeffrey D. Sollender, a Director.

(2) Affiliated with Charles L. Dimmler III, a Director.

(3) Affiliated with Alan G. Walton, Ph.D., D.Sc., a Director.

     In 1997, Gene Logic also paid an amount of $110,000 to a corporation of which Dr. Brennan is a stockholder for service rendered by such corporation.

     Gene Logic has granted options to certain of its directors and executive officers. Gene Logic has entered into an Indemnity Agreement with certain of its directors and executive officers, which provides, among other things, that Gene Logic will indemnify such officers and directors under the circumstances provided for therein, for expenses (including attorneys' fees), witness fees, damages, judgments, fines and amounts paid in settlement and any other amounts such director or executive officer may be required to pay in actions or proceedings which such director or officer is or may be a party by reason of such position, and otherwise to the full extent permitted under Delaware law and the Gene Logic By-laws.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                      OWNERS AND MANAGEMENT OF GENE LOGIC

     The following table sets forth certain information regarding the ownership of Gene Logic's Common Stock as of July 15, 1998 by: (i) each director, (ii) each of the Named Executive Officers in the Summary Compensation Table herein under the heading "Executive Compensation;" (iii) all directors and executive officers of Gene Logic as a group; and (iv) all those known by Gene Logic to be beneficial owners of more than five percent (5%) of Gene Logic Common Stock.

                                                              BENEFICIAL OWNERSHIP(1)
                                                              -----------------------
                                                              NUMBER OF    PERCENT OF
NAME                                                           SHARES        TOTAL
----                                                          ---------    ----------
Charles L. Dimmler III(2)...................................  1,572,949       10.7%
  Hambro Health International, Inc.
  650 Madison Avenue, 21st Floor
  New York, NY 10022
Alan G. Walton, Ph.D., D.Sc.(3).............................  1,571,603       10.7
  Oxford Bioscience Partners
  315 Post Road West
  Westport, CT 06880
Oxford Bioscience Partners(4)...............................  1,560,353       10.6
  c/o Alan G. Walton, Ph.D., D.Sc.
  315 Post Road West
  Westport, CT 06880
Cross Atlantic Partners K/S(5)..............................  1,552,399       10.6
  c/o Charles L. Dimmler III
  Hambro Health International, Inc.
  650 Madison Avenue, 21st Floor
  New York, NY 10022
Michael J. Brennan, M.D., Ph.D.(6)..........................    617,700        4.2
  Gene Logic Inc.
  708 Quince Orchard Road
  Gaithersburg, MD 20878
Mark D. Gessler(7)..........................................    311,279        2.1
Keith O. Elliston, Ph.D.(8).................................    262,022        1.8
Eric M. Eastman, Ph.D.......................................    135,000        *
Daniel R. Passeri, J.D.(9)..................................     99,314        *
Jules Blake, Ph.D.(10)......................................     17,625        *
G. Anthony Gorry, Ph.D.(11).................................     10,937        *
Jeffrey D. Sollender(12)....................................     10,750        *
All directors and executive officers as a group (11           4,347,157       28.8
  persons)(13)..............................................

---------------
  *  Represents beneficial ownership of less than 1%.

 (1) This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the Commission. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 14,675,948 shares of Common Stock outstanding as of July 15, 1998.

 (2) Includes 880,233 shares held of record by Cross Atlantic Partners K/S, 498,832 shares held of record by Cross Atlantic Partners II K/S and 173,334 shares held of record by Cross Atlantic Partners III K/S. Also includes 11,250 shares subject to options held by Mr. Dimmler exercisable within 60 days of July 15, 1998. Mr. Dimmler is the Chief Investment Officer of Cross Atlantic Partners. Mr. Dimmler disclaims beneficial ownership of the 1,552,399 shares held of record by Cross Atlantic Partners K/S and related entities.

 (3) Includes an aggregate of 1,510,353 shares and warrants to purchase an aggregate of 50,000 shares held of record by Oxford Bioscience Partners, of which Dr. Walton is a general partner, and by entities related thereto. Also includes 11,250 shares subject to options held by Dr. Walton exercisable within 60 days of July 15, 1998.

 (4) Includes 100,000 shares held of record by Oxford Bioscience Management Partners, 276,119 shares and warrants to purchase 10,859 shares held of record by Oxford Bioscience Partners (Bermuda) Limited Partnership, 138,952 shares held of record by Oxford Bioscience Partners (Adjunct) L.P. and warrants to purchase 39,141 shares held of record by Oxford Bioscience Partners, L.P.

 (5) Includes 498,832 shares held of record by Cross Atlantic Partners II K/S and 173,334 shares held of record by Cross Atlantic Partners III K/S.

 (6) Includes 100,000 shares held of record by the Brennan Family Limited Partnership and 72,700 shares subject to options held by Dr. Brennan exercisable within 60 days of July 15, 1998.

 (7) Includes 30,000 shares held of record by the Gessler Family Limited Partnership, 450 shares held by Carmen Sauro and 35,829 shares subject to options held by Mr. Gessler exercisable within 60 days of July 15, 1998. Mr. Gessler disclaims beneficial ownership of the shares held by his brother-in-law, Carmen Sauro.

 (8) Includes 30,000 shares held of record by the Elliston Family Limited Partnership.

 (9) Includes 99,314 shares subject to options held by Mr. Passeri exercisable within 60 days of July 15, 1998.

(10) Includes 17,625 shares subject to options held by Dr. Blake exercisable within 60 days of July 15, 1998.

(11) Includes 10,937 shares subject to options held by Dr. Gorry exercisable within 60 days of July 15, 1998.

(12) Includes 8,750 shares subject to options held by Mr. Sollender exercisable within 60 days of July 15, 1998.

(13) See footnotes (2), (3), (6), (7) and (9) through (12) above.

                 ONCORMED MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This Prospectus/Joint Proxy Statement contains forward-looking statements that involve risks and uncertainties, including, among others, statements as to the benefits expected to be realized as a result of the Merger, future financial performance of the combined company, the analysis performed by the financial advisors to Gene Logic and Oncormed, the timing of availability of products and services under development, the ability to commercialize products and services developed under collaborations and alliances, the performance and utility of the combined company's products and services, and the adequacy of capital resources. The combined company's actual results may differ materially from those anticipated in these forward-looking statements as a result of risks and uncertainties, including those set forth in the section entitled "Risk Factors" and elsewhere in this Prospectus/Joint Proxy Statement. Stockholders of each of Gene Logic and Oncormed are urged to consider carefully the discussion of such risks and uncertainties in determining whether or not to vote for the Merger Proposal and are cautioned not to place undue reliance on the forward-looking statements contained in this Prospectus/Joint Proxy Statement, which speak only as of the date hereof.

OVERVIEW

     Oncormed commenced operations in July 1993, has a limited operating history and is a development stage company. Since its inception, Oncormed has been engaged in research and development activities, organizational efforts and sales and marketing activities, including the development of its services, the hiring of its scientific and marketing staff and its initial marketing efforts. Oncormed has incurred operating losses since its inception. As of March 31, 1998, Oncormed's accumulated deficit was approximately $32.7 million. Oncormed's losses have resulted principally from selling, general and administrative expenses, laboratory operations and research and development expenses. Revenues are principally derived from providing genetic testing and information services, technology licensing associated with its proprietary information and software licensing associated with its risk assessment service. Revenues are also derived from grant contract work. Revenues from Oncormed's genetic testing and information services and grant work are recognized as they are provided. Revenues from technology licensing fees are recognized when the licensing agreement has been executed. Revenues from technology licensing royalties are recognized when earned. Revenues from its risk assessment service are recognized over the license period. Oncormed has yet to generate any significant revenues and cannot anticipate when, or if, it will be able to generate significant revenues in the future. Oncormed expects its operating losses to continue as its sales and marketing efforts, research and development programs and laboratory operations continue and increase. Oncormed's ability to achieve profitability depends on its ability to successfully market and sell its services. There can be no assurance when, or if, Oncormed will become profitable. At April 28, 1998, Oncormed had cash, cash equivalents and short-term investments of approximately $2.0 million. Historically, Oncormed has expended from $800,000 to $1,000,000 per month. In July 1998, as part of the Merger and pending consummation of the Merger, Gene Logic extended a $2.0 million line of credit to Oncormed for working capital purposes which is secured by certain of Oncormed's tissue biorepository assets. In the event the Merger is not consummated, Oncormed will need to raise additional funds which may not be available on a timely basis or on satisfactory terms. If additional funds are raised by issuing equity securities, further dilution to existing stockholders will result and future investors may be granted rights superior to those of existing stockholders. In the event the Merger is not consummated, the unavailability of adequate funds in the future would have a material adverse effect on Oncormed's business, financial condition and results of operations and raises substantial doubt about whether Oncormed can continue as a going concern.

RESULTS OF OPERATIONS

  Three Months Ended March 31, 1998 Compared to Three Months Ended March 31,
1997

     Revenues for the three months ended March 31, 1998 were $264,396 compared to $115,279 for the same period in 1997. The increase in revenues is primarily due to an increase in genetic testing services including pharmacogenomics and revenues associated with grant contract work. Oncormed is in the development stage and cannot anticipate when, or if, it will be able to generate any significant revenues.

     Cost of sales -- direct was $196,845 and $53,966 for the three months ended March 31, 1998 and 1997, respectively. Cost of sales -- direct includes costs for supplies, direct labor, shipping, reference laboratory work, and royalties (other than those under the license agreement with Oncor) for testing services and computer hardware costs associated with Oncormed's risk assessment services. The increase in cost of sales -- direct reflected the corresponding increase in Oncormed's revenues.

     Laboratory operations expenses were $807,140 and $706,805 for the three months ended March 31, 1998 and 1997, respectively. The increase in laboratory operations expenses was primarily due to increased product licensing-related fees and the hiring of additional personnel to perform genetic testing services. Related party expenses incurred during these periods consisted of technology license fees paid to Oncor and laboratory equipment rental paid to Codon Pharmaceuticals, Inc. ("Codon"), a wholly owned subsidiary of Oncor.

     Selling, general and administrative expenses were $1,986,012 and $1,324,821 for the three months ended March 31, 1998 and 1997, respectively. General and administrative expenses were $1,718,049 for the three months ended March 31, 1998, compared with $997,519 for the three months ended March 31, 1997. The increase in general and administrative expenses was due to increased professional fees specifically in legal fees associated with patent issues and related litigation, and the addition of personnel and related costs. Selling expenses were $267,963 for the three months ended March 31, 1998, compared with $327,302 for the three months ended March 31, 1997. The decrease in selling expenses was due to a decrease in marketing costs, specifically in literature and direct mail. Related party selling, general and administrative expenses were $3,583 for the three months ended March 31, 1998. There were no related party selling, general and administrative expenses for the three months ended March 31, 1997.

     Research and development expenses were $172,973 and $225,616 for the three months ended March 31, 1998 and 1997, respectively. The decrease in research and development expenses was primarily due to the reduced need for outside consultants on various projects. There were no related party expenses for the three months ended March 31, 1998 or 1997.

     There were no acquired in-process research and development projects for the three months ended March 31, 1998. Acquired in-process research and development projects for the three months ended March 31, 1997 consisted of a one-time write off of approximately $1.5 million associated with licensing of technology under the License, Services and Marketing Agreement, dated February 25, 1997, between Oncormed and Incyte (the "Incyte License Agreement").

     Related party expenses, other than the license agreement with Oncor, will continue to decrease and remain nominal in the future.

     Interest income was $21,257 and $94,600 for the three months ended March 31, 1998 and 1997, respectively. The decrease in interest income during the first quarter of 1998 was due to the decreased amounts available for investment. Interest expense was $14,275 and $14,598 for the three months ended March 31, 1998 and 1997, respectively.

     For the reasons set forth above, net operating losses were $2,891,592 and $3,597,075 for the three months ended March 31, 1998 and 1997, respectively.

  Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

     Total revenues for the year ended December 31, 1997 were approximately $960,000, compared with approximately $627,000 for the year ended December 31, 1996. The increase was primarily attributable to an increase in genetic testing services, a technology license fee associated with Oncormed's BRCA1 patent and BRCA2 agreement and revenues associated with grant contract work. Revenues associated with grants are not necessarily indicative of the revenues from grants which may be recognized in the future. Oncormed's net accounts receivable at December 31, 1997 was approximately $299,000 compared to approximately $129,000 at December 31, 1996. At December 31, 1997, one customer represented approximately 60% of Oncormed's

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net accounts receivable balance. As of February 28, 1997, that outstanding receivable was paid in full. At December 31, 1997, approximately $11,000 of accounts receivable was related to billings made prior to the actual provision of the related services and recognition of related revenue. As of December 31, 1997, all amounts billed pursuant to such arrangements have been included in deferred revenue. Oncormed is in the development stage and cannot anticipate when, or if, it will generate any significant revenues.

     Cost of sales-direct was approximately $474,000 for the year ended December 31, 1997, compared to approximately $283,000 for the year ended December 31, 1996. Cost of sales-direct includes costs for supplies, direct labor, shipping, reference laboratory work, consultant fees, royalties (other than those under the license with Oncor) for testing services and computer hardware costs associated with Oncormed's risk assessment service. The increase in cost of sales-direct reflected the corresponding increase in Oncormed's revenues.

     Laboratory operations expenses were approximately $3,426,000 for the year ended December 31, 1997, compared with approximately $2,760,000 for the year ended December 31, 1996. The increase was primarily attributable to a one-time license fee for the BRCA2 service, to the hiring of additional personnel in the laboratory for operations and to the initiation of certain of Oncormed's genetic testing services. Related party expenses incurred during these periods consisted of technology license fees paid to Oncor and the rental of laboratory equipment from Codon. These related party expenses are expected to decrease as a percentage of total laboratory operations expenses in the future. As sales of Oncormed's services increase, a greater portion of the expenses associated with laboratory operations will be included in cost of sales-direct.

     Selling, general and administrative expenses were approximately $5,780,000 for the year ended December 31, 1997, compared with approximately $4,791,000 for the year ended December 31, 1996. General and administrative expenses were approximately $4,573,000 for the year ended December 31, 1997, compared with approximately $3,563,000 for the year ended December 31, 1996. The increase in general and administrative expenses was due to increased professional fees, specifically in legal fees associated with patent issues and related litigation, increased depreciation and amortization costs, and the addition of personnel and related costs. Selling expenses were approximately $1,207,000 for the year ended December 31, 1997, compared with approximately $1,228,000 for the year ended December 31, 1996. Selling expenses remained constant between the periods. For the year ended December 31, 1997, there were no related party selling, general and administrative expenses as compared to approximately $4,000 for the corresponding period in 1996. It is anticipated that related party selling, general and administrative expenses will continue to be nominal in the future. Oncormed anticipates that its selling, general and administrative expenses will increase as it continues to market and sell its portfolio of services.

     Research and development expenses were approximately $772,000 for the year ended December 31, 1997, compared with approximately $709,000 for the year ended December 31, 1996. The increase in research and development expenses was primarily attributable to the hiring of additional personnel and the related laboratory supply costs to work on new research and development projects.

     Acquired in-process research and development projects were approximately $1.5 million for the year ended December 31, 1997, compared with $0 for the year ended December 31, 1996. A one-time write off of approximately $1.5 million during the first quarter of 1997 was associated with licensing of technology under the Incyte License Agreement.

     Interest income was approximately $284,000 for the year ended December 31, 1997, compared with approximately $514,000 for the year ended December 31, 1996. The decrease in interest income was due to the decreased amounts available for investment. Oncormed's follow-on offering was completed in the first quarter of 1996. Interest expense was approximately $56,000 for the year ended December 31, 1997, compared with approximately $54,000 for the year ended December 31, 1996.

     Net operating losses were approximately $10,746,000 for the year ended December 31, 1997, compared with approximately $7,456,000 for the year ended December 31, 1996. As discussed above, the increase was primarily attributable to a one-time write off associated with the Incyte License Agreement, a one-time license fee for the BRCA2 service and legal fees associated with patent work and related litigation.

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  Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

     Total revenues for the year ended December 31, 1996 were approximately $627,000, compared with approximately $311,000 for the year ended December 31, 1995. The increase was primarily attributable to a two-fold increase in predisposition testing services, and a 1.7 fold increase in fees received for a Company-sponsored educational conference. There was also an increase in revenues associated with grants and risk assessment services. Oncormed received $6,000 in revenues for certain experiments performed for Oncor for the year ended December 31, 1996, compared with $42,000 for the same period in 1995. Oncormed's net accounts receivable at December 31, 1996 was approximately $129,000, compared to $86,000 at year ended December 31, 1995. At December 31, 1996, approximately $8,000 of accounts receivable was related to billings made prior to the actual provision of the related services and recognition of related revenue. As of December 31, 1996, all amounts billed pursuant to such arrangements have been included in deferred revenue.

     Cost of sales-direct was approximately $283,000 for the year ended December 31, 1996, compared to approximately $168,000 for the year ended December 31, 1995. Cost of sales-direct includes costs for supplies, direct labor, shipping, royalties (other than those under the license agreement with Oncor) for testing services, computer hardware costs associated with Oncormed's risk assessment service and costs associated with its educational conference. The increase in cost of sales-direct reflected the corresponding increase in Oncormed's revenues.

     Laboratory operations expenses were approximately $2,760,000 for the year ended December 31, 1996, compared with approximately $2,259,000 for the year ended December 31, 1995. The increase was primarily attributable to the hiring of additional personnel in the laboratory for operations and to the initiation of certain of Oncormed's genetic testing services. Related party expenses incurred during these periods consisted of technology license fees paid to Oncor and the rental of laboratory equipment from Codon.

     Selling, general and administrative expenses were approximately $4,791,000 for the year ended December 31, 1996, compared with approximately $4,119,000 for the year ended December 31, 1995. General and administrative expenses were approximately $3,563,000 for the year ended December 31, 1996, compared with approximately $2,884,000 for the year ended December 31, 1995. The increase in general and administrative expenses was due to increased professional fees, specifically in legal fees associated with patent, trademark and personnel issues, increased depreciation and amortization costs, and the addition of personnel and related costs. Selling expenses were approximately $1,228,000 for the year ended December 31, 1996, compared with approximately $1,235,000 for the year ended December 31, 1995. Selling expenses remained constant between the periods. For the year ended December 31, 1996, related party selling, general and administrative expenses decreased to approximately $4,000 as compared to approximately $247,000 for the corresponding period in 1995. As Oncormed completed its initial public offering in late 1994, various functions and services previously performed by Oncor were assumed by Oncormed during late 1994 and early 1995.

     Research and development expenses were approximately $709,000 for the year ended December 31, 1996, compared with approximately $452,000 for the year ended December 31, 1995. The increase in research and development expenses was primarily attributable to the hiring of additional personnel to work on new research and development projects.

     Interest income was approximately $514,000 for the year ended December 31, 1996, compared with approximately $228,000 for the year ended December 31, 1995. The increase in interest income was due to the increased amounts available for investment from Oncormed's follow-on offering completed in the first quarter of 1996. Interest expense was approximately $54,000 for the year ended December 31, 1996, compared with $53,000 for the year ended December 31, 1995.

     For the reasons set forth above, net operating losses were approximately $7,456,000 for the year ended December 31, 1996, compared with approximately $6,511,000 for the year ended December 31, 1995.

LIQUIDITY AND CAPITAL RESOURCES

     Cash expenditures have exceeded revenues since Oncormed's inception. Oncormed has incurred cumulative losses since its inception and, as of March 31, 1998, had an accumulated deficit of approximately
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$32.7 million. Oncormed has yet to generate any significant revenues and cannot anticipate when, or if, it will be able to generate significant revenues in the future. Oncormed's operations have historically been funded primarily through private placements and public offerings of equity securities. In February 1998, Oncormed completed a $3.3 million private placement of equity securities, resulting in net proceeds of approximately $2.8 million to Oncormed. At April 28, 1998, Oncormed had cash, cash equivalents and short-term investments of approximately $2.0 million. Historically, Oncormed has expended from $800,000 to $1,000,000 per month. In July 1998, as part of the Merger and pending consummation of the Merger, Gene Logic extended a $2.0 million line of credit to Oncormed for working capital purposes which is secured by certain of Oncormed's tissue biorepository assets. In the event the Merger is not consummated, Oncormed will need to raise additional funds which may not be available on a timely basis or on satisfactory terms. The unavailability of adequate funds in the future would have a material adverse effect on Oncormed's business, financial condition and results of operations and raises substantial doubt about whether Oncormed can continue as a going concern. Oncormed expects its operating losses to continue as its sales and marketing efforts, research and development programs and laboratory operations continue and increase. Oncormed may also make additional laboratory equipment purchases and other capital expenditures in the future, although currently it has no specific material commitments to do so and decisions concerning such purchases and other capital expenditures, if the merger is consummated, will be made by Gene Logic. Oncormed's ability to achieve profitability depends on its ability to successfully market and sell its services. There can be no assurance when, or if, Oncormed will become profitable.

     Cash used in operating activities was approximately $1.2 million for the three months ended March 31, 1998 compared with approximately $2.0 million for the same period in 1997. The decrease was primarily attributable to the prepayment received from Incyte during the first quarter of 1998. Cash used in operating activities was $8.4 million for the year ended December 31, 1997 compared with $7.0 million for the year ended December 31, 1996. The increase was attributable to expanded laboratory operations to perform certain testing services and additional general and administrative costs including professional expenses and personnel.

     In February 1997, as modified in November 1997, Oncormed and Oncor agreed to certain changes to the Restated Technology License Agreement, dated June 6, 1994 (as amended, the "Oncor Agreement"), pursuant to which Oncor is providing Oncormed with an exclusive worldwide license to certain of Oncor's existing human genome technologies and a non-exclusive worldwide license to certain of Oncor's existing human genome technologies, and any future improvements thereto.

     Under the terms of the Oncor Agreement, Oncormed is obligated to make payments on a quarterly basis to Oncor equal to a range of 4% to 2% of Oncormed's annual net sales. During the period from April 1, 1997 to March 31, 1998, Oncormed was obligated to pay Oncor a minimum amount equal to $50,000 per quarter. During the period from April 1, 1998 to March 31, 1999, Oncormed is obligated to pay Oncor a minimum amount equal to $25,000 per quarter. Thereafter, there shall be no minimum payment required to be made by Oncormed to Oncor in connection with the agreement. In connection with the Merger, Gene Logic has the option to either maintain the Oncor Agreement or to terminate the Oncor Agreement. In the event that Gene Logic terminates the Oncor Agreement, both the exclusive license and the non-exclusive license remain in full force and effect under rates to be determined.

     In June 1994, Oncormed converted $715,751 owed to Oncor for license fees previously incurred and for prior services rendered into a Convertible Subordinated Promissory Note (the "Note"), which principal is due in June 1999. The Note bears interest at an annual rate of 7% and is convertible into Oncormed Common Stock at Oncor's option at a conversion price of $20 per share of Oncormed Common Stock. Under the terms of the Note, Oncormed is obligated to pay interest on a quarterly basis. The quarterly interest payments are approximately $12,700. During the fourth quarter of 1994, Oncor assigned the Note to its wholly-owned subsidiary, Oncor Finance, Inc. The Note will be assumed by Gene Logic upon consummation of the Merger.

     Under its license agreement with Hereditary Cancer Institute ("HCI") and Creighton University, Oncormed is obligated to pay an annual sponsorship fee of $250,000, in quarterly installments, which is reduced by a percentage of the amounts paid under a related services agreement.

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     Cash provided by investing activities was $984,902 for the three months ended March 31, 1998 compared to cash used in investing activities of $1,743,487 for the same period in 1997. The increase in cash provided was due to the reduction in purchases of short-term investments during the three months ended March 31, 1998 as compared to the same period in 1997. Cash used in investing activities was approximately $22,000 for the year ended December 31, 1997 compared to approximately $1,943,000 for the year ended December 31, 1996. The decrease was due to the redemption of short term investments originally purchased in 1996.

     Cash provided by financing activities was approximately $2.9 million for the three months ended March 31, 1998 compared with approximately $2.8 million for the same period in 1997. In the first quarter of 1998, Oncormed entered into the Preferred Stock Purchase Agreement. In the first quarter of 1997, Oncormed entered into the Incyte License Agreement. Cash provided by financing activities was $2.8 million for the year ended December 31, 1997 compared with $14.3 million for the year ended December 31, 1996. In 1997, Oncormed completed a $3 million private placement of Oncormed Preferred Stock. See "Oncormed
Business -- Collaborative Relationships -- Incyte Pharmaceuticals, Inc."

     Minimum payments due under lease commitments and various research, license and consulting agreements, excluding the license agreement with Oncor, will be approximately $467,000 through 1998.

     In January 1998, Oncormed and CHLA entered into the "CHLA Agreement whereby CHLA agreed to provide resources and personnel to act as a biorepository site for Oncormed's library of tissue samples. The CHLA Agreement expires on January 29, 2001, unless modified by written amendment, renewal or extension or earlier terminated in accordance with its terms. Oncormed has agreed to pay for CHLA's costs incurred in the performance of the scope of work, as described in the CHLA Agreement. In March 1998, Oncormed and CHLA agreed to certain amendments to the CHLA Agreement. Dr. Triche, Oncormed's CEO and Chairman of the Oncormed Board, is the Pathologist-in-Chief for CHLA.

     Pursuant to the Incyte License Agreement, Oncormed and Incyte have formed a collaboration in clinical genomics. Oncormed has agreed to perform certain specified clinical genomic services relating to the creation of a tissue repository and the performance of a gene functional studies program. Incyte has agreed to purchase certain collaborative services during each year of the term of the Incyte License Agreement, which expires on February 25, 2000 (the "Initial Term"). In addition, under the terms of the Incyte License Agreement, Incyte licensed to Oncormed certain gel-based sequencing technology improvements. Incyte intends to terminate such license upon the consummation of the Merger. In consideration for the grant of the license and $3,000,000 in cash, Oncormed issued to Incyte (i) 773,588 shares of Oncormed Common Stock, and
(ii) a warrant to purchase up to an aggregate of 10% of Oncormed Common Stock. In connection with the Incyte License Agreement, Oncormed issued a warrant to purchase up to an aggregate of 10% of the Oncormed Common Stock issued and outstanding on the date of the exercise of the warrant. Incyte has agreed that, for purposes of determining the number of shares of Gene Logic Common Stock issuable upon exercise of the warrant, that the number of shares of Oncormed Common Stock issuable upon exercise shall be equal to 788,730. The warrant is exerciseable until February 25, 2000 at an exercise price per share equal to the greater of 110% of the fair market value per share of Oncormed Common Stock on the trading day prior to the date of exercise and (i) $9.00 per share (if the warrant is exercised after February 25, 1998 but on or prior to February 25,
1999), or (ii) $13.50 per share (if the warrant is exercised after February 25, 1999 but on or prior to February 25, 2000). Following the Merger, based on the Assumed Exchange Ratio, an aggregate of approximately 366,443 shares of Gene Logic Common Stock will be issuable upon the exercise of such warrant at an exercise price equal to the greater of 110% of the fair market value per share of Gene Logic Common Stock on the trading day prior to the date of exercise and
(i) $19.37 per share (if the warrant is exercised on or prior to February 27, 1999), or (ii) $29.06 per share (if the warrant is exercised after February 25, 1999 but on or prior to February 25, 2000). Notwithstanding the foregoing, Incyte has the option to fix the exercise price per share during each of the aforementioned periods; provided, however, that in no event shall the exercise price per share during each of the aforementioned periods be less than $9.00 or $13.50 per share of Oncormed Common Stock, respectively ($19.37 or $29.06 per share of Gene Logic Common Stock, based on the Assumed Exchange Ratio). Further, Oncormed has also agreed to issue to Incyte, under certain circumstances, up to an additional aggregate of approximately 90,719 shares of Oncormed Common

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Stock (42,148 shares of Gene Logic Common Stock based on the Assumed Exchange
Ratio). As of March 31, 1998, 5,735 shares of Oncormed Common Stock had been issued.

     Pursuant to a License Agreement (the "BRCA2 Agreement"), dated July 7, 1997, by and among Oncormed, Cancer Research Campaign Technology Limited ("CRCT") and Duke University ("Duke"), CRCT and Duke have granted Oncormed an exclusive, worldwide royalty-bearing license to certain patents and patent applications relating to the BRCA2 gene and related discoveries (the "BRCA2 Technology") for the purpose of providing diagnostic services, diagnostic products and research products relating thereto. In consideration of the grant of the license, Oncormed has paid CRCT an up-front fee. Contemporaneously, Oncormed granted back to CRCT and Duke certain limited rights to use the BRCA2 Technology to provide diagnostic services to any UK National Health Service Hospital and to patients affiliated with Duke, respectively. Unless terminated earlier in accordance with its terms, the BRCA2 Agreement expires, on a country-by-country basis, on the date of expiration of the last to expire BRCA2 patent in such country or, if no BRCA2 patent is granted in a given country, ten
(10) years after the first commercial provision of diagnostic services or diagnostic products in such country.

NEW ACCOUNTING PRONOUNCEMENTS

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 established standards for the reporting and display of comprehensive income and its components in the financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. Management is in the process of determining the financial statement impact of the application of SFAS No. 130.

     Also in June, 1997, the FASB issued FAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131 established standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS No. 131 is effective for financial statements for fiscal years beginning after December 31, 1997. Financial statement disclosures for prior periods are required to be restated. Management is in the process of determining the financial statement impact of the application of SFAS No. 131.

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                               ONCORMED BUSINESS

     This Prospectus/Joint Proxy Statement contains forward-looking statements that involve risks and uncertainties, including, among others, statements as to the benefits expected to be realized as a result of the Merger, future financial performance of the combined company, the analysis performed by the financial advisors to Gene Logic and Oncormed, the timing of availability of products and services under development, the ability to commercialize products and services developed under collaborations and alliances, the performance and utility of the combined company's products and services, and the adequacy of capital resources. The combined company's actual results may differ materially from those anticipated in these forward-looking statements as a result of risks and uncertainties, including those set forth in the section entitled "Risk Factors" and elsewhere in this Prospectus/Joint Proxy Statement. Stockholders of each of Gene Logic and Oncormed are urged to consider carefully the discussion of such risks and uncertainties in determining whether or not to vote for the Merger Proposal and are cautioned not to place undue reliance on the forward-looking statements contained in this Prospectus/Joint Proxy Statement, which speak only as of the date hereof.

OVERVIEW

     Oncormed was incorporated on July 12, 1993 in the State of Delaware. Oncormed is a genomics company that characterizes newly discovered genes to establish their medical relevance and provides molecular profiling of patients for pharmacogenomic and therapeutic purposes. Over the past year, Oncormed has entered into collaborations with leading pharmaceutical, biotechnology, and genomics companies to facilitate the commercialization of such partners' products.

GENE CHARACTERIZATION

     Oncormed is developing a gene characterization program that combines its proprietary tools and methodologies with its clinical expertise in order to fully characterize newly discovered genes. Gene characterization consists of the following steps: (i) determining which gene targets to characterize; (ii) determining a frequently-occurring sequence ("consensus sequence"); (iii) identifying disease-causing mutations and modifiers of gene function; and (iv) identifying disease-related genetic pathways.

     Determine which Gene Targets to Characterize. The gene characterization process begins with tissue-specific expression analysis of gene targets, that is, the identification of the tissues in the body that express a targeted gene under different clinical and therapeutic conditions. These targets may be gene fragments, such as from an EST database, or they may be partial or full length genes whose sequence, size, and function is not known. The specificity of the gene's expression determines the gene's viability as a target for diagnostic or therapeutic development. Only after a gene is determined to cause a particular disease or modify a therapeutic effect does it become a target for pharmaceutical and diagnostic development.

     To determine which gene targets to characterize and to determine the full gene sequence of those gene targets of interest, Oncormed utilizes its proprietary pattern recognition methodology ("Recognizer"), its biorepository of tissue samples and associated clinical database, and a sophisticated high-fidelity, high-throughput sequencing facility and chip technologies. In addition, Company scientists have extensive experience using proprietary EST databases including both Human Genome Science's database and Incyte's LifeSeq database as well as public EST databases.

     Consensus Sequence Discovery. The next step in the gene characterization process is the determination of the normal sequence(s) of the disease-causing gene. A normal sequence that occurs frequently within a population is referred to as a "consensus sequence". This is similar to the recognized variations of "normal" that lead to the common ABO blood groups in human populations. Determining the consensus sequence(s) for a given population is essential to successful therapeutic and diagnostic development. For example, in order to develop an effective gene therapy in which a defective protein is either replaced with, or restored to, the normal protein, a consensus sequence that produces the normal protein is a potential starting point. For diagnostics, a consensus sequence provides a benchmark for comparison when testing patient samples.

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Oncormed has developed a proprietary methodology to determine the consensus sequence(s) of a disease-causing gene.

     Genetic Mutation Determination. After determining the consensus sequence for a gene, the next step is to determine the mutations within the gene that are associated with disease and modification of therapeutic response. Utilizing a proprietary mutation methodology, Oncormed is able to identify the entire range of mutations of the disease-causing gene that could lead to the development of a disease. Upon identifying the range of mutations, Oncormed utilizes high fidelity sequencing, mutation detection technologies and chip technologies to single out those mutations that result in disease or modified therapeutic response. Mutations identified in diseased tissues are then compared against non-diseased tissues to further validate disease-causing mutations. Oncormed intends to commence development of functional assays with associated chemistries to scan large numbers of mutations in areas of the protein to quickly identify disease-causing mutations. Oncormed has filed several patent applications relating to its genetic mutation discoveries and methodologies.

     Gene Pathway Identification. Although single gene targets are important, to fully understand a specific disease it is essential to identify patterns of expression for the interaction of multiple genes, otherwise known as "genetic pathways." Understanding the genetic pathways as they relate to a disease state allows for the development of multiple therapeutic interventions. Oncormed is developing an expertise to determine patterns of interrelated gene expression using its patented Recognizer methodology. In addition, methodologies and technologies such as those available to Oncormed through its collaboration with Affymetrix for gene expression chips and gene expression databasing, combined with Oncormed's tissue sample biorepository, provide Oncormed with the ability to further perform pathway analysis.

GENE DISCOVERY

     As part of the process, Oncormed will also conduct gene discovery efforts through pathway analysis of novel genes and ESTs using a variety of methods including chip technologies, differential display and library subtraction.

MOLECULAR PROFILING

     Patients diagnosed with seemingly similar diseases using conventional methods often have different outcomes and experience varying side effects with respect to the same therapeutic intervention. One important source of this variation is the individual patient's genetic makeup, or genotype. Molecular profiling refers to the study and prediction of how patients are likely to respond to a drug based on their genotype. Oncormed uses its molecular profiling
(i) to help pharmaceutical companies successfully identify appropriate clinical trial candidates, (ii) to stratify clinical trial participants to ascertain the molecular basis of varying treatment responsiveness, and (iii) to conduct post-therapy monitoring.

     Oncormed believes that molecular profiling may enable pharmaceutical companies to accelerate the time required for drug evaluation and registration, thereby reducing development costs and improving the likelihood of success of new drugs in clinical trials. Oncormed also believes that this information will become increasingly important to the FDA in reviewing and approving new drugs, and to physicians in treating patients.

     Oncormed has a proven track record in rapidly translating genomic discoveries into molecular profiles for use in patient management and therapeutic development. Molecular profiles can vary from analysis of a single gene to analysis of thousands of genes to determine why some patients respond to one drug and not another, why some patients die of their disease while others survive, or to determine if a disease has been successfully treated or is going to recur. Molecular profiles can give information on prognosis, susceptibility, and early detection, and may predict drug responsiveness.

     p53 Profiling. Recent clinical research has indicated that p53 gene mutations can be predictive of both patient survival and response to therapy. Oncormed has established extensive expertise in pharmacogenomics through its work on the p53 tumor suppressor gene. Defective in over half of all major cancers, p53 is the focus

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of several gene therapy trials. Since studies have demonstrated that p53 status causes differing responses by cancer patients to traditional interventions, such as chemotherapy and radiation therapy, a patient's p53 status is a differentiating variable in a growing number of cancer-related clinical trials. Oncormed currently provides p53 profiling to several entities, including Rhone-Poulenc and Schering-Plough.

     Ras Profiling. The ras proto-oncogene is activated by mutation in approximately 30% of all human tumors. Clinically relevant mutations are present in codons 12, 13, and 61 of the K-, H-, and NRAS genes; resulting in potential tumor development. Identification of RAS gene mutations is useful both for diagnostic and prognostic purposes. Pharmacogenetic studies of RAS status may also be relevant to the identification of novel gene targets for chemotherapeutic intervention. Oncormed currently provides RAS profiling to several entities, including Merck.

     Oncormed has developed a screening panel, utilizing a high-throughput DNA sequencing platform to identify all clinically significant RAS mutations.

     Susceptibility Testing. In May, Oncormed licensed its breast cancer susceptibility services to Myriad. In addition, Oncormed intends to divest fully its other susceptibility services to focus fully on pharmaceutical programs.

TECHNOLOGY PLATFORM

     Oncormed has developed, and is commercializing, a set of proprietary tools and methodologies designed to characterize genes.

     Pattern Recognition Methodology (the "Recognizer"). In July 1997, Oncormed was issued a patent for a novel bioinformatics method which can be used as an analytical tool in genomics discovery. The Recognizer uses artificial intelligence to identify patterns in large data sets and is distinct from other approaches to pattern recognition, such as neural networks and traditional data mining techniques. Unlike the latter, which rely on potentially subjective human opinion to determine which cases in a database represent a particular pattern, the Recognizer is entirely data driven. Oncormed believes the Recognizer can be used in a variety of applications including the mining of gene expression databases to identify genes and gene pathways that will be of therapeutic and diagnostic importance.

     High Throughput/High Fidelity Sequencing. Oncormed utilizes automated, gel-based DNA sequencing for certain of its molecular profiling programs. Under Oncormed's collaboration with Incyte, Incyte licensed to Oncormed certain gel-based sequencing technology improvements. Incyte intends to terminate such license upon the consummation of the Merger. The combined company expects that this technology will be replaced on a timely basis by existing technologies currently available through commercial vendors.

     Biorepository. Oncormed's genomics biorepository, consisting of thousands of well-characterized, high quality tissue samples and associated clinical data (the "Biorepository"), is an important component of Oncormed's gene characterization program. As part of Oncormed's tissue-specific expression analysis, disease correlation, and gene pathway identification efforts, the Biorepository provides a database for comparison of newly-discovered genetic information with known tissue samples and related clinical data. Oncormed believes that the ability to identify the specific molecular changes that occur at different points in the disease pathway will lead to a better understanding of the disease process itself and will identify markers which potentially can be used for the improved management of disease. In connection with the Loan, Oncormed has granted Gene Logic a security interest in certain tissue biorepository assets.

     HCI Database and DNA Library. Through an exclusive, worldwide license, Oncormed has commercialization rights to HCI's extensive cancer family history database, which includes over 125,000 individuals. Oncormed also has commercialization rights to HCI's DNA library, which includes more than 2,000 immortalized blood cell lines. The HCI database and DNA library have been involved in many cancer gene discoveries. Oncormed believes that the HCI database and DNA library may help to facilitate additional new cancer gene discovery and support the correlation of gene mutations with cancer expression, prognosis and treatment effectiveness.

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     DNA GeneChip Technology.  In September 1996, Oncormed entered into an initial collaboration with Affymetrix to co-develop and validate diagnostic services using the Affymetrix GeneChip system for analysis of genes associated with cancer, beginning with p53. The GeneChip system is designed to provide rapid genetic analysis using miniaturized, high-density arrays of DNA probes, or "chips," and proprietary software to analyze and manage genetic information. The GeneChip is a glass chip onto which an array of tens of thousands of short DNA fragments or probes has been simultaneously synthesized. If the DNA in a sample fragment finds its complement with the DNA on the chip, it binds and a signal is detected and read by an automated reader.

     In August 1997, Affymetrix began selling p53 GeneChip systems for research purposes and Oncormed introduced a CLIA-certified GeneChip-based p53 assay as part of its pharmacogenomics and clinical diagnostic services at the end of the first half of 1998. In October 1997, Oncormed and Affymetrix expanded their collaboration to include the co-development of a BRCA1 and BRCA2 GeneChip system.

     Oncormed utilizes the Affymetrix gene expression microarrays in its tissue-specific expression analysis, disease correlation, and gene pathway identification programs. Affymetrix supplies Oncormed with GeneChip probe arrays that will simultaneously monitor the expression of up to 250 genes associated with cancer in patient tumor samples. Using these probe arrays, Oncormed expects to identify patterns of expression that correlate with particular disease outcomes or suggest particular courses of treatment and develop additional intellectual property. Oncormed is working with Affymetrix to further enhance its GeneChip technology to increase the utility of the GeneChip technology for gene characterization.

     Gene Expression Database. In March 1998, Oncormed and Affymetrix expanded the collaboration to include the co-development of a gene expression database to be used by third parties as a tool in drug development. In addition to the database collaboration, Oncormed may provide GeneChip expression analysis services to third parties with a royalty to Affymetrix.

     Additional Programs. Oncormed has established and continues to evaluate its comprehensive technology platform of high throughput/high fidelity gene sequencing and various DNA amplification, gene screening and mutation detection technologies. In addition to the introduction of the p53 GeneChip system in the first half of 1998, Oncormed has acquired sublicenses, exclusive in certain fields of use, through the Oncor Agreement, for certain proprietary technologies which may be applied in molecular profiling, including a functional gene assay and microsatellite instability technology.

     Functional Gene Assay. A difficulty confronting the use of various genetic mutation detection technologies in the clinical setting is determining whether a specific mutation is biologically significant. Some mutations do not affect the function of the proteins produced by the gene and thus have no known biological or clinical relevance. However, genetic mutations that affect function can cause disease. Oncormed has acquired a worldwide sublicense, through Oncor, exclusive in certain fields of use, from the Massachusetts General Hospital to use a functional gene assay and is currently applying this technology to the detection of p53 mutations. Additional functional assays may be co-developed by Oncormed and its collaborators, including assays for BRCA1 and BRCA2 (breast and ovarian cancers) and MSH2 and MLH1 (nonpolyposis colorectal cancer). The functional gene assay allows for a simple determination of whether a mutation is biologically significant and also is able to detect mutations faster and more cost-effectively than gene sequencing.

     Microsatellite Instability Analysis. While all cancer cells have some type of genetic mutation, only certain mutations cause a genetic instability to occur. Genetic instability is recognized by abnormal expansions or deletions of normally present short, repetitive sequences in the DNA. These expansions or deletions, called microsatellite alterations, are present in tumor DNA but not in normal DNA and are often indicative of the presence of cancer. Oncormed believes the detection of the genetic instability associated with these alterations will provide a fast, reliable and sensitive method for the early detection of certain cancers. Oncormed has a worldwide sublicense, through Oncor, exclusive in certain fields of use, for technology from The Johns Hopkins University to detect the microsatellite alterations associated with genetic instability. Using an optimized set of DNA markers and reagents, Oncormed is developing the analytical capabilities to detect the genetic instabilities associated with bladder cancer. Although the initial results under a clinical study are encouraging, additional work needs to be performed to optimize specimen collection, analysis and result
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interpretation. Oncormed believes microsatellite instability analysis also can eventually be applied to the early detection of colon, cervical and lung cancers.

COLLABORATIVE RELATIONSHIPS

  Incyte Pharmaceuticals, Inc.

     Pursuant to the Incyte License Agreement, Oncormed and Incyte have formed a collaboration in clinical genomics. The term of the Incyte License Agreement expires on February 25, 2000 (the "Initial Term") unless extended by mutual agreement or earlier terminated in accordance with its terms. Oncormed has agreed to perform certain genomic assays relating to the creation of a tissue repository and to the performance of a gene functional studies program.

     In addition, under the terms of the Incyte License Agreement, Incyte licensed to Oncormed certain gel-based sequencing technology improvements. Incyte intends to terminate such license upon consummation of the Merger. The combined company expects that this technology will be replaced on a timely basis by existing technologies currently available through commercial vendors.

     Under the Incyte License Agreement, Oncormed is providing tissues and associated clinical data to Incyte for sequencing and entry into Incyte's proprietary databases. The information entered into Incyte's databases will be owned by Incyte. Gene Logic and Incyte have agreed that Incyte will terminate the Incyte License Agreement in its entirety in connection with the Merger, unless Gene Logic agrees to provide Incyte with human tissue samples in accordance with the Incyte License Agreement or Gene Logic and Incyte agree to amend the Incyte License Agreement on mutually acceptable terms.

  Affymetrix, Inc.

     In September 1996, Oncormed entered into an agreement with Affymetrix to collaborate in the development and validation of gene assays using the Affymetrix GeneChip system. The GeneChip system is designed to provide rapid genetic analysis using miniaturized, high-density arrays of DNA probes, or "chips", and proprietary software to analyze and manage genetic information. The GeneChip is a glass chip onto which an array of tens of thousands of short DNA fragments or probes has been simultaneously synthesized. If the DNA in a sample fragment finds its complement with the DNA on the chip, it binds and a signal is detected and read by an automated reader. Oncormed has introduced the first CLIA-certified GeneChip assay for the p53 gene as part of its molecular profiling platform.

     In October 1997, Oncormed expanded its collaboration with Affymetrix. Under the new agreement, the companies will co-develop a GeneChip system for BRCA1 and BRCA2 genotyping. Oncormed will design and validate the BRCA1 and BRCA2 GeneChip array which will be manufactured by Affymetrix. Oncormed will own intellectual property related to the BRCA1/BRCA2 assays with certain rights to Affymetrix. Upon successful completion, Affymetrix can sell the BRCA1/BRCA2 GeneChip arrays. In return, Oncormed will receive royalties on all BRCA1 and BRCA2 array sales. In addition, Affymetrix will supply Oncormed with GeneChip probe arrays that will simultaneously monitor the expression of up to 250 genes associated with cancer in patient tumor samples. These arrays are expected to identify patterns of expression that correlate with particular disease outcomes or suggest particular courses of treatment, and establish the utility of gene expression arrays as a cancer disease management tool. The initial term of the new agreement is three years.

     In March 1998, Oncormed and Affymetrix expanded the collaboration to include the co-development of a gene expression database to be used by third parties as a tool in drug development. Affymetrix will design and supply custom and standard expression monitoring GeneChip probe arrays and related technology. Oncormed will contribute tissue samples and apply its expertise in tissue pathology and molecular genetics to generate high resolution gene expression data. Affymetrix will be responsible for marketing the database, with net revenues from subscriptions to be shared equally between the parties. In addition to the database collaboration, Oncormed may utilize GeneChip-based expression assays in collaboration with other third parties with a royalty to Affymetrix. The term of the new collaborative project has not yet been defined.

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  ZENECA Diagnostics.

     During August 1996, Oncormed and ZENECA Limited, acting through ZENECA Diagnostics, entered into a five-year Collaboration Agreement under which ZENECA Diagnostics will supply Oncormed with proprietary cancer reagents based on the patented ZENECA ARMS technology. The agreement automatically renews for successive twelve-month periods unless terminated by either party. Use of ZENECA Diagnostics reagents will enable Oncormed to develop and provide enhanced pharmacogenomic testing in the cancer field. During mid-1997, Oncormed and ZENECA Diagnostics successfully completed the first application of the ARMS technology to detect mutations associated with breast/ovarian cancer.

LICENSING RELATIONSHIPS

  Oncor, Inc.

     Pursuant to the Oncor Agreement, Oncor is providing Oncormed with an exclusive worldwide license to certain of Oncor's existing human genome technologies and a non-exclusive worldwide license to certain of Oncor's existing human genome technologies, and any future improvements thereto.

     Under the terms of the Oncor Agreement, Oncormed is obligated to make payments on a quarterly basis to Oncor equal to a range of 4% to 2% of Oncormed's annual net sales. During the period from April 1, 1997 to March 31, 1998, Oncormed was obligated to pay Oncor a minimum amount equal to $50,000 per quarter. During the period from April 1, 1998 to March 31, 1999, Oncormed is obligated to pay Oncor a minimum amount equal to $25,000 per quarter. Thereafter, there shall be no minimum payment required to be made by Oncormed to Oncor in connection with the agreement. In connection with the Merger, Gene Logic has the option either to maintain the Oncor Agreement or to terminate the Oncor Agreement. In the event that Gene Logic terminates the Oncor Agreement, both the exclusive license and the non-exclusive license remain in full force and effect under rates to be determined.

     In addition, subject to certain third-party contractual limitations, prior to the license or disposition (whether by assignment, transfer or license) to a third party by Oncormed or Oncor of their respective technologies, the non-offering party shall have a thirty (30) day right of first offer with respect to such technologies. If the non-offering party accepts the offer, Oncormed and Oncor shall negotiate in good faith the terms and conditions of any such license or acquisition agreement.

  The Hereditary Cancer Institute.

     HCI, located at the Creighton University School of Medicine, Omaha, Nebraska, and headed by Henry T. Lynch, M.D., is a world-renowned research institute specializing in the study of familial and inherited cancer. Oncormed, HCI and Creighton University are parties to an agreement pursuant to which Oncormed has exclusive worldwide commercialization rights to HCI's DNA library and its familial cancer database. With the use of the Recognizer, Oncormed has identified several new patterns of hereditary cancer in the HCI familial cancer database.

     Under its license agreement with HCI and Creighton University, Oncormed is obligated to pay an annual sponsorship fee of $250,000, in quarterly installments, that is offset by a percentage of the amounts paid under a related services agreement. In addition, under the license agreement, Oncormed is required to pay a royalty on net sales of products and services which make use of the HCI database, other than Oncormed's risk assessment service, and on license income derived from sublicenses to third parties of Oncormed's rights to the HCI database. As part of its relationship with HCI, Oncormed also will share with HCI any revenues from the commercialization of products or services based upon samples contained in the HCI DNA library. The DNA library, which houses DNA samples collected from families at high risk of inherited cancer, provides a reservoir of biological material which is potentially important for new gene discoveries. The HCI license agreement terminates in December 2000, subject to earlier termination upon one years' notice, and is automatically renewable for additional two-year periods.

  Cancer Research Campaign Technology Limited and Duke University.

     Pursuant to a License Agreement, in July 1997, Oncormed entered into an exclusive, worldwide royalty bearing license with CRCT and Duke for the BRCA2 Technology for the purpose of providing diagnostic services, diagnostic products and research products relating thereto. In consideration of the grant of the

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license, Oncormed has paid CRCT an up-front fee and will make certain future payments. Oncormed has the right to sublicense the BRCA2 Technology. In addition, Oncormed will share in a portion of the revenues generated from any therapeutic licensing. Contemporaneously, Oncormed granted back to CRCT and Duke certain limited rights to use the BRCA2 Technology to provide diagnostic services to any UK National Health Service Hospital and to patients affiliated with Duke, respectively. Unless terminated earlier in accordance with its terms, the BRCA2 Agreement expires, on a country-by-country basis, on the date of expiration of the last to expire BRCA2 patent in such country or, if no BRCA2 patent is granted in a given country, ten (10) years after the first commercial provision of diagnostic services or diagnostic products in such country.

  The Regents of the University of California.

     Oncormed entered into a license agreement, effective August 8, 1996, with the Regents of the University of California for the use of certain genetic markers for breast and ovarian cancer. Under the agreement, Oncormed is obligated to pay royalties for the use of the technology as clinical laboratory services are performed. Royalty payments are payable quarterly, 60 days after the end of each quarter.

  Myriad Genetics, Inc.

     In May 1998, Oncormed granted to Myriad exclusive rights to all current and pending Oncormed patents in the field of BRCA1 and BRCA2 for reference lab testing in consideration for certain payments and royalties payable to Oncormed as part of the settlement of all outstanding litigation between the parties. Both parties will retain diagnostic product and therapeutic rights in their respective patents.

  Other Licensing Arrangements

     Oncormed also entered into a license agreement for the use of certain genes and genetic mutations associated with hereditary nonpolyposis colon cancer with the Dana-Farber Cancer Institute, Inc., the State of Oregon, the University of Vermont, and Yale University in June 1994. Royalty payments on sales of services using technology or patents covered by the agreement are payable quarterly with an alternative minimum payment of $7,500 due on January 1 of each year.

     Oncormed entered into a license agreement for the use of certain polymerase chain reaction technology in the performance of human in vitro clinical laboratory services with Roche Molecular Systems, Inc. Under the agreement, Oncormed is obligated to pay royalties for the use of the technology as clinical laboratory services are performed. Royalty payments are payable semi-annually, 60 days after the end of each six month period.

HUMAN RESOURCES

     Oncormed had 54 employees at June 30, 1998, including two employees in sales and marketing, 29 in laboratory operations and genetic services, 15 employees in administration and eight employees in research and development. None of Oncormed's employees is represented by a labor union. Oncormed has experienced no work stoppages and believes that its relations with its employees are good.

ONCORMED PREFERRED STOCK

     Pursuant to the Oncormed Preferred Stock Purchase Agreement, an aggregate of 333 shares of Oncormed Preferred Stock was issued to the Preferred Holders. Pursuant to agreements, dated July 6, 1998, by and between Oncormed and the Preferred Holders, the Preferred Holders have agreed to vote any shares beneficially owned by them on the Record Date in favor of the Merger and related transactions, have agreed to convert their respective Oncormed Preferred Stock into shares of Oncormed Common Stock on or prior to the Effective Date, and have waived certain other rights in connection with the Oncormed Preferred Stock. Pursuant to the Oncormed Preferred Stock Purchase Agreement, the Preferred Holders received Preferred Warrants to purchase an aggregate of 166,666 shares of Oncormed Common Stock at an exercise price of $8.54 per share. Following the Merger, an aggregate of approximately 77,431 shares of Gene Logic Common Stock will be issuable upon exercise of the Preferred Warrants (at an exercise price of $18.38 per share), based on the Assumed Exchange Ratio. The Preferred Warrants expire on February 27, 2001.

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                          DESCRIPTION OF CAPITAL STOCK

DESCRIPTION OF GENE LOGIC CAPITAL STOCK

     The authorized capital stock of Gene Logic consists of 60,000,000 shares of Gene Logic Common Stock, and 10,000,000 shares of Preferred Stock, $0.01 par value ("Gene Logic Preferred Stock").

     Gene Logic Common Stock.  As of the Record Date, there were approximately shares of Gene Logic Common Stock outstanding held of record by
approximately                stockholders. Gene Logic Common Stock is listed on
the Nasdaq NMS under the symbol "GLGC." The holders of Gene Logic Common Stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding shares of Gene Logic Preferred Stock, holders of Gene Logic Common Stock are entitled to receive ratably such dividends as may be declared by the Gene Logic Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Gene Logic, holders of Gene Logic Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of Gene Logic Preferred Stock. Holders of Gene Logic Common Stock have no preemptive, conversion, subscription or other rights. There are no redemption or sinking fund provisions applicable to the Gene Logic Common Stock. All outstanding shares of Gene Logic Common Stock are, and all shares of Gene Logic Common Stock to be outstanding upon consummation of the Merger will be, fully paid and nonassessable.

     Gene Logic Preferred Stock. Gene Logic has 10,000,000 shares of Gene Logic Preferred Stock authorized and no shares are outstanding. The Gene Logic Board has the authority, without further action by stockholders, to issue up to 10,000,000 shares of Gene Logic Preferred Stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon such Gene Logic Preferred Stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference and sinking fund terms, any or all of which may be greater than the rights of the Gene Logic Common Stock.

     Warrants. As of the Record Date, there were warrants outstanding to purchase an aggregate of 93,687 shares of the Gene Logic Common Stock at a weighted average exercise price of $1.88 per share. In August 1995, Gene Logic issued warrants to purchase an aggregate of 50,000 shares of Gene Logic Common Stock in connection with an equity financing. Such warrants are exercisable for $1.60 per share and expire August 31, 2005. In March 1997, Gene Logic issued a warrant to purchase 25,758 shares of Gene Logic Common Stock at an exercise price of $2.20 per share with an expiration date of December 31, 2002 in connection with an equipment loan agreement. Such loan agreement provides for the grant of additional warrants in the event Gene Logic draws down on the loan. Pursuant to such provision, in September 1997 Gene Logic issued an additional warrant to purchase 4,293 shares of Gene Logic Common Stock at an exercise price of $2.20 per share with an expiration date of December 31, 2002. In April 1997, in connection with the establishment of capital lease facilities, Gene Logic issued a warrant to purchase 13,636 shares of Gene Logic Common Stock at an exercise price of $2.20 per share. Such warrant expires in November 2002.

     As a result of the Merger, Gene Logic will assume warrants to purchase approximately 1,088,896 shares of Oncormed Common Stock, described in this section, outstanding as of the close of business on the Record Date. Pursuant to the Oncormed Preferred Stock Purchase Agreement, the Preferred Holders received Preferred Warrants to purchase an aggregate of 166,666 shares of Oncormed Common Stock at an exercise price of $8.54 per share. Following the Merger, an aggregate of approximately 77,431 shares of Gene Logic Common Stock will be issuable upon exercise of the Preferred Warrants (at an exercise price of $18.38 per share), based on the Assumed Exchange Ratio. The Preferred Warrants expire on February 27, 2001. In connection with a license agreement with Incyte, Oncormed issued to Incyte a warrant to purchase up to an aggregate of 10% of the Oncormed Common Stock issued and outstanding on the date of the exercise of the warrant. Incyte has agreed that, for purposes of determining the number of shares of Gene Logic Common Stock issuable upon exercise of the warrant, that the number of shares of Oncormed Common Stock issuable upon exercise of the warrant shall equal 788,730. The warrant is exercisable until February 25, 2000 at an exercise price per share equal to the greater of 110% of the fair market value per share of Oncormed Common

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Stock on the trading day prior to the date of exercise and (i) $9.00 per share
(if the warrant is exercised after February 25, 1998 but on or prior to February 25, 1999), or (ii) $13.50 per share (if the warrant is exercised after February 25, 1999 but on or prior to February 25, 2000). Following the Merger, based on the Assumed Exchange Ratio, an aggregate of approximately 366,443 shares of Gene Logic Common Stock will be issuable upon the exercise of such warrant at an exercise price equal to the greater of 110% of the fair market value per share of Gene Logic Common Stock on the trading day prior to the date of exercise and
(i) $19.37 per share (if the warrant is exercised on or prior to February 25, 1999), or (ii) $29.06 per share (if the warrant is exercised after February 25, 1999 but on or prior to February 25, 2000). Notwithstanding the foregoing, Incyte has the option to fix the exercise price per share during each of the aforementioned periods; provided, however, that in no event shall the exercise price per share during each of the aforementioned periods be less than $9.00 or $13.50 per share of Oncormed Common Stock, respectively ($19.37 or $29.06 per share of Gene Logic Common Stock, based on the Assumed Exchange Ratio). Further, Oncormed has also agreed to issue to Incyte, under certain circumstances, up to an additional aggregate of approximately 90,719 shares of Oncormed Common Stock (42,148 shares of Gene Logic Common Stock, based on the Assumed Exchange Ratio). Oncormed also has Underwriter Warrants outstanding to purchase an aggregate of 133,500 shares of Oncormed Common Stock at an exercise price of $6.90 per share (subject to adjustment in certain circumstances). The Underwriter Warrants expire on September 27, 1999. Following the Merger, an aggregate of approximately 62,024 shares of Gene Logic Common Stock will be issuable upon exercise of the Underwriter Warrants at an exercise price of $14.85 per share, based on the Assumed Exchange Ratio. See "The Merger and Related
Transactions -- Merger Consideration; Conversion of Shares -- Treatment of Oncormed Warrants."

     Registration Rights. At the time of Gene Logic's initial public offering, the holders of 9,281,185 shares of Gene Logic Common Stock and the holders of warrants to purchase 30,051 shares of Gene Logic Common Stock were entitled to certain rights with respect to the registration of such shares under the Securities Act, pursuant to an Amended and Restated Investor Rights Agreement dated July 15, 1997 (the "Investor Rights Agreement"). Under the terms of the Investor Rights Agreement, if Gene Logic proposes to register any of its securities under the Securities Act (with certain exceptions, including a registration statement on Form S-4), either for its own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled, subject to certain limitations, to include shares therein. The holders may also require Gene Logic to file a registration statement under the Securities Act with respect to their shares on two occasions, and Gene Logic is required to use its best efforts to effect such registration. Furthermore, the holders may require Gene Logic to register their shares on Form S-3 when such form becomes available to Gene Logic. Generally, Gene Logic is required to bear all registration expenses incurred in connection with any such registrations, but not including any underwriting discounts and selling commissions. These rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration.

     Gene Logic Transfer Agent and Registrar. The Transfer Agent and Registrar for the Gene Logic Common Stock is ChaseMellon Shareholder Services.

                 COMPARISON OF RIGHTS OF HOLDERS OF GENE LOGIC
               COMMON STOCK AND HOLDERS OF ONCORMED COMMON STOCK

     The rights of Gene Logic stockholders are governed by the Gene Logic Certificate, the Gene Logic By-laws and the DGCL. The rights of Oncormed stockholders are governed by the Oncormed Certificate, the Oncormed By-laws and the DGCL. Upon consummation of the Merger, the holders of Oncormed Common Stock will become holders of Gene Logic Common Stock. There are certain material differences between the rights and privileges of the holders of Oncormed Common Stock and the holders of Gene Logic Common Stock.

     Percentage Ownership of Voting Stock. Upon completion of the Merger, the percentage ownership of Gene Logic by each former Oncormed stockholder will be substantially less than such stockholder's current

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percentage ownership of Oncormed. Accordingly, former Oncormed stockholders will have a significantly smaller voting influence over the affairs of Gene Logic than they currently have over the affairs of Oncormed.

     Amendment of By-laws. Under the DGCL, by-laws may be amended by stockholders entitled to vote; however, a corporation may confer the power to amend by-laws upon the directors. The fact that such power has been so conferred upon the directors does not divest the stockholders of their power to amend the by-laws. The Gene Logic Certificate states that the Gene Logic By-laws may be altered or amended or new by-laws adopted by the affirmative vote of at least
66 2/3% of the outstanding stock entitled to vote thereon or by the Gene Logic Board. Under the Oncormed Certificate and Oncormed By-laws, the Oncormed By-laws may be altered, amended or repealed or new by-laws adopted by the affirmative vote of the holders of a majority of the shares of the outstanding stock entitled to vote thereon or by the Oncormed Board.

     Amendment of the Gene Logic Certificate and the Oncormed Certificate. The DGCL provides that approval of a majority of the outstanding stock entitled to vote thereon is required to amend a certificate of incorporation. The Gene Logic Certificate provides that an amendment of certain provisions must be approved by the affirmative vote of at least 66 2/3% of all of the outstanding stock entitled to vote thereon. The Oncormed Certificate contains no such provision.

     Power to Call Special Meetings of Stockholders. According to the Gene Logic By-laws, a special meeting of the Gene Logic stockholders may be called only by the Chairman of the Gene Logic Board, the President of Gene Logic or by the Gene Logic Board pursuant to a resolution adopted by a majority of the total number of authorized directors. The Oncormed By-laws provide that a special meeting of the Oncormed stockholders may be called by the Oncormed Board, or by the Chairman of the Oncormed Board, the President or the Secretary. A special meeting of the Oncormed stockholders may be called by the Secretary only upon the written request of the holders of shares entitled to vote not less than 10% of all of the shares entitled to vote at the meeting.

     Action by Written Consent of Stockholders. Under the DGCL, unless otherwise provided in the certificate of incorporation, any action which may be taken at a meeting of stockholders may be taken without a meeting and without prior notice if written consents setting forth the action so taken are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all stock entitled to vote thereon were present and voted. However, the Gene Logic Certificate provides that no action may be taken by the stockholders by written consent. The Oncormed Certificate contains no such provision.

     Classification of Board of Directors. The DGCL permits, but does not require, a classified board of directors, divided into as many as three classes with staggered terms under which one-half or one-third of the directors are elected for terms of two or three years, respectively. The Gene Logic Certificate provides for a classified board of directors whereby the directors are separated into three classes with each class serving for a three-year term. The Oncormed Certificate contains no such provision.

     Size of the Board of Directors. The DGCL provides that the board of directors of a Delaware corporation must consist of one or more members. The number of directors, may be fixed by, or in the manner provided in, the corporation's by-laws unless the certificate of incorporation fixes the number of directors. The Gene Logic Certificate requires that the number of directors shall be fixed by one or more resolutions approved by the Gene Logic Board. The number of directors of Gene Logic is currently fixed at six. The Oncormed By-laws provide that the number of directors shall be determined by resolution of the Oncormed Board or by resolution of the stockholders.

     Removal of Directors. Under the DGCL, a director of a corporation with a classified board of directors may be removed only for cause, unless the certificate of incorporation otherwise provides. The Gene Logic Certificate and the Gene Logic By-laws provide that, subject to the rights of any holders of any series of Preferred Stock, no director shall be removed without cause. The Gene Logic Certificate and Gene Logic By-laws further provide that, subject to any limitations imposed by law, a director may be removed from office with cause by the affirmative vote of the holders of a majority of the voting power of all of the outstanding stock entitled to vote thereon. The Oncormed By-laws provide that any director may be removed, with or without cause, by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of directors, except that the directors elected by the holders of a particular class or series of stock may be removed without cause only by the affirmative vote of the holders of a majority of the outstanding shares of such class or series.

     Filling Vacancies in the Board of Directors. Under the DGCL, vacancies may be filled by a majority of the directors then in office (even though less than a quorum) unless otherwise provided in the certificate of incorporation or the by-laws. The Gene Logic By-laws provide that, subject to the rights of the holders of any series of Preferred Stock, any vacancies on the Gene Logic Board resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall, unless the Gene Logic Board determines that such vacancy may be filled by the stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Gene Logic Board. The Oncormed By-laws provide that any vacancy may be filled either by the Oncormed stockholders or by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director of the Oncormed Board.

     Stock Exchange Rules. The Oncormed Common Stock is currently listed on the AMEX and will cease to trade on the AMEX upon consummation of the Merger. The Gene Logic Common Stock is traded on the Nasdaq NMS. There are material differences between the corporate governance rules of the Nasdaq NMS and the AMEX.

                                    EXPERTS

     The financial statements of Gene Logic Inc. as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997, included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The audited financial statements of Oncormed, Inc. as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997, included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby and certain federal income tax matters relating to the Merger will be passed upon for Gene Logic by Cooley Godward LLP, San Diego, California. Certain federal income tax matters relating to the Merger will be passed upon for Oncormed by Brobeck, Phleger & Harrison LLP, New York, New York.

                    REPRESENTATIVES OF INDEPENDENT AUDITORS

     Representatives of Arthur Andersen LLP expect to be present at the Gene Logic Special Meeting and at the Oncormed Special Meeting. While such representatives have stated that they do not plan to make a statement at such meeting, they will be available to respond to appropriate questions from stockholders in attendance.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
GENE LOGIC INC.
  Report of Independent Public Accountants..................   F-2
  Balance Sheets as of December 31, 1997 and 1996...........   F-3
  Statements of Operations for the years ended December 31,
     1997, 1996 and 1995....................................   F-4
  Statements of Stockholders' Equity for the years ended
     December 31, 1997, 1996 and 1995.......................   F-5
  Statements of Cash Flows for the years ended December 31,
     1997, 1996 and 1995....................................   F-6
  Notes to Financial Statements.............................   F-7
  Unaudited Balance Sheets as of March 31, 1998 and December
     31, 1997...............................................  F-18
  Unaudited Statements of Operations for the three months
     ended March 31, 1998 and 1997..........................  F-19
  Unaudited Statements of Cash Flows for the three months
     ended March 31, 1998 and 1997..........................  F-20
  Notes to Financial Statements.............................  F-21

ONCORMED, INC.
  Report of Independent Public Accountants..................  F-23
  Balance Sheets as of December 31, 1997 and 1996...........  F-24
  Statements of Operations for the years ended December 31,
     1997, 1996, and 1995 and for the period from Inception
     (July 12, 1993) through December 31, 1997..............  F-25
  Statements of Stockholders' Equity for the period from
     Inception (July 12, 1993) through December 31, 1993,
     and for the years ended December 31, 1994, 1995, 1996
     and 1997...............................................  F-26
  Statements of Cash Flows for the years ended December 31,
     1997, 1996 and 1995 and for the period from Inception
     (July 12, 1993) through December 31, 1997..............  F-27
  Notes to Financial Statements.............................  F-28
  Unaudited Balance Sheets as of March 31, 1998 and December
     31, 1997...............................................  F-43
  Unaudited Statements of Operations for the three months
     ended March 31, 1998 and 1997 and for the period from
     Inception (July 12, 1993) through March 31, 1998.......  F-44
  Unaudited Statements of Cash Flows for the three months
     ended March 31, 1998 and 1997 and for the period from
     Inception (July 12, 1993) through March 31, 1998.......  F-45
  Notes to Financial Statements.............................  F-46

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Gene Logic Inc.:

     We have audited the accompanying balance sheets of Gene Logic Inc. (a Delaware corporation) as of December 31, 1997 and 1996, and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1997, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gene Logic Inc. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years ended December 31, 1997, 1996 and 1995, in conformity with generally accepted accounting principles.

                                          /s/ ARTHUR ANDERSEN LLP

Baltimore, Maryland
February 20, 1998
(except with respect to the acquisition
described in Note 15, as to which
the date is July 6, 1998)

                                GENE LOGIC INC.

                                 BALANCE SHEETS
                        AS OF DECEMBER 31, 1997 AND 1996

                                                                  1997          1996
                                                              ------------   -----------
                                         ASSETS
Current Assets:
  Cash and cash equivalents.................................  $ 46,521,732   $ 1,137,130
  Marketable securities available for sale..................        99,054     4,534,353
  Due from strategic partner................................     1,000,000            --
  Prepaid expenses..........................................       481,382        37,424
  Other current assets......................................       890,120        67,078
                                                              ------------   -----------
         Total Current Assets...............................    48,992,288     5,775,985
Property and Equipment, net.................................     4,210,513     1,757,240
Notes Receivable from Employees.............................            --       102,896
Intangibles and Other Assets, net...........................       769,349       182,931
                                                              ------------   -----------
         Total Assets.......................................  $ 53,972,150   $ 7,819,052
                                                              ============   ===========

                          LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable..........................................  $    181,269   $    91,074
  Accrued expenses..........................................     1,370,887       997,710
  Current portion of capital lease obligation...............       115,005       106,195
  Current portion of long-term debt.........................       433,701            --
  Deferred revenue..........................................     4,436,147            --
                                                              ------------   -----------
         Total Current Liabilities..........................     6,537,009     1,194,979
Capital Lease Obligation....................................       224,694       339,699
Long-Term Debt..............................................       777,155            --
Other Noncurrent Liabilities................................       365,832            --
                                                              ------------   -----------
         Total Liabilities..................................     7,904,690     1,534,678
                                                              ------------   -----------
Commitments and Contingencies
Series A Convertible Preferred Stock, $.01 par value;
  333,333 shares authorized; 0 and 333,333 shares issued and outstanding as of December 31, 1997 and 1996,
  respectively; liquidation preference of $1.50 per share...            --       500,000
Series A-1 Convertible Preferred Stock, $.01 par value;
  462,500 shares authorized; 0 and 412,500 shares issued and outstanding as of December 31, 1997 and 1996,
  respectively; liquidation preference of $1.60 per share...            --       653,722
Series B Convertible Preferred Stock, $.01 par value;
  4,154,167 shares authorized; 0 and 4,090,909 shares issued and outstanding as of December 31, 1997 and 1996,
  respectively; liquidation preference of $2.20 per share...            --     9,317,611
Series C Convertible Preferred Stock, $.01 par value;
  4,600,000 shares authorized; 0 shares issued and
  outstanding as of December 31, 1997 and 1996; liquidation
  preference of $4.50 per share.............................            --            --
Stockholders' Equity:
  Common stock, $.01 par value; 60,000,000 shares
    authorized; and 13,899,250 and 692,733 shares issued and
    outstanding as of December 31, 1997 and 1996,
    respectively............................................       138,993         6,927
  Preferred stock, $.01 par value; 10,000,000 shares
    authorized; no shares issued and outstanding as of
    December 31, 1997 and 1996..............................            --            --
  Additional paid-in capital................................    64,881,819        13,450
  Deferred compensation on stock options, net...............    (6,277,529)           --
  Unrealized loss on marketable securities..................        (1,536)      (13,215)
  Accumulated deficit.......................................   (12,674,287)   (4,194,121)
                                                              ------------   -----------
         Total Stockholders' Equity.........................    46,067,460    (4,186,959)
                                                              ------------   -----------
         Total Liabilities and Stockholders' Equity.........  $ 53,972,150   $ 7,819,052
                                                              ============   ===========

      The accompanying notes are an integral part of these balance sheets.

                                GENE LOGIC INC.

                            STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                          1997           1996          1995
                                                       -----------    -----------    ---------
Revenues.............................................  $ 2,047,187    $        --    $      --
Expenses:
  Research and development...........................    6,060,721      1,741,469      485,688
  General and administrative.........................    3,825,834      1,344,961      258,491
                                                       -----------    -----------    ---------
     Total expenses..................................    9,886,555      3,086,430      744,179
                                                       -----------    -----------    ---------
       Loss from operations..........................   (7,839,368)    (3,086,430)    (744,179)
Interest Income, net.................................      745,375        221,302           --
                                                       -----------    -----------    ---------
       Loss before income tax expense................   (7,093,993)    (2,865,128)    (744,179)
Income Tax Expense...................................      100,000             --           --
                                                       -----------    -----------    ---------
       Net loss......................................   (7,193,993)    (2,865,128)    (744,179)
Accretion of Mandatory Redemption Value of Preferred
  Stock..............................................    1,286,173        493,513          897
                                                       -----------    -----------    ---------
       Net loss attributable to common
          stockholders...............................  $(8,480,166)   $(3,358,641)   $(745,076)
                                                       ===========    ===========    =========
Basic and Diluted Net Loss Per Common Share..........  $     (3.97)   $     (5.87)   $   (3.48)
                                                       ===========    ===========    =========
Shares Used in Computing Basic and Diluted Net Loss
  Per Common Share...................................    2,137,688        572,337      214,274
                                                       ===========    ===========    =========
Pro Forma Net Loss Per Common Share..................  $     (0.90)   $     (0.72)
                                                       ===========    ===========
Shares Used in Computing Pro Forma Net Loss Per
  Common Share.......................................    8,004,258      3,987,098
                                                       ===========    ===========

        The accompanying notes are an integral part of these statements.

                                GENE LOGIC INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                               STOCKHOLDERS' EQUITY
                                                                --------------------------------------------------
                                         PREFERRED STOCK            COMMON STOCK
                                    -------------------------   ---------------------   ADDITIONAL
                                    NUMBER OF                   NUMBER OF      PAR        PAID-IN       DEFERRED
                                      SHARES        AMOUNT        SHARES      VALUE       CAPITAL     COMPENSATION
                                    ----------   ------------   ----------   --------   -----------   ------------
Balance at December 31, 1994......     266,666   $    400,000      100,000   $  1,000   $        --   $        --
  Issuance of common stock........          --             --      180,000      1,800            --            --
  Issuance of Series A Convertible
    Preferred Stock...............      66,667        100,000           --         --            --            --
  Issuance of Series A-1
    Convertible Preferred Stock,
    net of issuance costs.........     412,500        651,928           --         --            --            --
  Accretion of mandatory
    redemption value of preferred
    stock.........................          --            897           --         --            --            --
  Net Loss........................          --             --           --         --            --            --
                                    ----------   ------------   ----------   --------   -----------   -----------
Balance at December 31, 1995......     745,833      1,152,825      280,000      2,800            --            --
  Issuance of common stock........          --             --      412,733      4,127        13,450            --
  Issuance of Series B Convertible
    Preferred Stock, net of
    issuance costs................   4,090,909      8,824,995           --         --            --            --
  Accretion of mandatory
    redemption value of preferred
    stock.........................          --        493,513           --         --            --            --
  Net change in unrealized losses
    from marketable securities....          --             --           --         --            --            --
  Net Loss........................          --             --           --         --            --            --
                                    ----------   ------------   ----------   --------   -----------   -----------
Balance at December 31, 1996......   4,836,742     10,471,333      692,733      6,927        13,450            --
  Issuance of Series C Convertible
    Preferred Stock, net of
    issuance costs................   4,444,443     19,117,260           --         --            --            --
  Cancellation of common stock....          --             --      (55,000)      (550)       (7,700)           --
  Issuance of common stock in
    connection with exercise of
    stock options.................          --             --      152,943      1,530        21,518            --
  Issuance of common stock........          --             --      425,000      4,250     3,003,250            --
  Issuance of warrants............          --             --           --         --        42,563            --
  Accretion of mandatory
    redemption value of preferred
    stock.........................          --      1,286,173           --         --            --            --
  Conversion of preferred stock to
    common stock in connection
    with initial public
    offering......................  (9,281,185)   (30,874,766)   9,281,185     92,812    30,781,954            --
  Issuance of common stock in
    connection with initial public
    offering, net of issuance
    costs.........................          --             --    3,347,000     33,470    23,910,909            --
  Issuance of common stock in
    connection with exercise of
    warrants......................          --             --       55,389        554       219,447            --
  Net change in unrealized losses
    from marketable securities....          --             --           --         --            --            --
  Deferred compensation from stock
    options.......................          --             --           --         --     6,896,428    (6,896,428)
  Amortization of deferred
    compensation..................          --             --           --         --            --       618,899
  Net Loss........................          --             --           --         --            --            --
                                    ----------   ------------   ----------   --------   -----------   -----------
Balance at December 31, 1997......          --   $         --   13,899,250   $138,993   $64,881,819   $(6,277,529)
                                    ==========   ============   ==========   ========   ===========   ===========

                                      STOCKHOLDERS' EQUITY
                                    -------------------------
                                    UNREALIZED
                                    LOSSES ON
                                    MARKETABLE   ACCUMULATED
                                    SECURITIES     DEFICIT
                                    ----------   ------------
Balance at December 31, 1994......   $     --    $    (90,404)
  Issuance of common stock........         --              --
  Issuance of Series A Convertible
    Preferred Stock...............         --              --
  Issuance of Series A-1
    Convertible Preferred Stock,
    net of issuance costs.........         --              --
  Accretion of mandatory
    redemption value of preferred
    stock.........................         --            (897)
  Net Loss........................         --        (744,179)
                                     --------    ------------
Balance at December 31, 1995......         --        (835,480)
  Issuance of common stock........         --              --
  Issuance of Series B Convertible
    Preferred Stock, net of
    issuance costs................         --              --
  Accretion of mandatory
    redemption value of preferred
    stock.........................         --        (493,513)
  Net change in unrealized losses
    from marketable securities....    (13,215)             --
  Net Loss........................         --      (2,865,128)
                                     --------    ------------
Balance at December 31, 1996......    (13,215)     (4,194,121)
  Issuance of Series C Convertible
    Preferred Stock, net of
    issuance costs................         --              --
  Cancellation of common stock....         --              --
  Issuance of common stock in
    connection with exercise of
    stock options.................         --              --
  Issuance of common stock........         --              --
  Issuance of warrants............         --              --
  Accretion of mandatory
    redemption value of preferred
    stock.........................         --      (1,286,173)
  Conversion of preferred stock to
    common stock in connection
    with initial public
    offering......................         --              --
  Issuance of common stock in
    connection with initial public
    offering, net of issuance
    costs.........................         --              --
  Issuance of common stock in
    connection with exercise of
    warrants......................         --              --
  Net change in unrealized losses
    from marketable securities....     11,679              --
  Deferred compensation from stock
    options.......................         --              --
  Amortization of deferred
    compensation..................         --              --
  Net Loss........................         --      (7,193,993)
                                     --------    ------------
Balance at December 31, 1997......   $ (1,536)   $(12,674,287)
                                     ========    ============

        The accompanying notes are an integral part of these statements.

                                GENE LOGIC INC.

                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                          1997           1996          1995
                                                       -----------    -----------    ---------
Cash Flows From Operating Activities:
  Net loss...........................................  $(7,193,993)   $(2,865,128)   $(744,179)
  Adjustments to reconcile net loss to net cash flows
     from operating activities:
     Depreciation and amortization...................      631,682         67,602        1,395
     Write-off of deferred financing fee.............           --          2,500           --
     Cancellation of notes receivable................       94,646             --           --
     Amount due under research agreement.............       47,500             --           --
     Amortization of deferred compensation...........      618,899             --           --
  Changes in operating assets and liabilities:
     Due from strategic partner......................   (1,000,000)            --           --
     Prepaid expenses................................     (443,958)       (37,424)      11,445
     Other current assets............................     (823,052)       (65,978)        (100)
     Intangibles and other assets....................     (642,504)      (125,810)     (63,139)
     Accounts payable................................       90,195         73,780       17,294
     Accrued expenses................................      373,177        911,461       86,249
     Deferred revenue................................    4,436,147             --           --
     Other noncurrent liabilities....................      408,395             --           --
                                                       -----------    -----------    ---------
          Net Cash Flows From Operating Activities...   (3,402,866)    (2,038,997)    (691,035)
                                                       -----------    -----------    ---------
Cash Flows From Investing Activities:
  Purchases of property and equipment................   (3,068,868)    (1,339,207)     (12,366)
  Increase in notes receivable from employees........           --       (102,896)          --
  Purchase of marketable securities available for
     sale............................................           --     (4,547,568)          --
  Proceeds from sale and maturity of marketable
     securities available for sale...................    4,446,978             --           --
                                                       -----------    -----------    ---------
          Net Cash Flows From Investing Activities...    1,378,110     (5,989,671)     (12,366)
                                                       -----------    -----------    ---------
Cash Flows From Financing Activities:
  Proceeds from issuance of common stock.............   30,019,049         17,577        1,800
  Proceeds from issuance of preferred stock..........   20,000,000      9,000,000      760,000
  Payments for stock issuance costs..................   (3,714,352)      (175,005)      (8,072)
  Proceeds from equipment loan.......................    1,084,362             --           --
  Proceeds from financing agreement..................      281,325             --           --
  Repayments of capital lease obligation and
     equipment loan..................................     (261,026)       (25,252)          --
                                                       -----------    -----------    ---------
          Net Cash Flows From Financing Activities...   47,409,358      8,817,320      753,728
                                                       -----------    -----------    ---------
Net Increase in Cash and Cash Equivalents............   45,384,602        788,652       50,327
Cash and Cash Equivalents, beginning of period.......    1,137,130        348,478      298,151
                                                       -----------    -----------    ---------
Cash and Cash Equivalents, end of period.............  $46,521,732    $ 1,137,130    $ 348,478
                                                       ===========    ===========    =========
Supplemental Disclosure:
  Interest expense paid..............................  $    97,048    $     9,024    $      --
                                                       ===========    ===========    =========
Non-Cash Transactions:
  Equipment acquired under capital lease.............  $        --    $   471,146    $      --
                                                       ===========    ===========    =========
  Issuance of warrants to lessor.....................  $    42,563    $        --    $      --
                                                       ===========    ===========    =========

        The accompanying notes are an integral part of these statements.

                                GENE LOGIC INC.

                         NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1997, 1996 AND 1995

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Organization and Business

     Gene Logic Inc. (the Company), formerly Senatics Corporation, was incorporated on September 22, 1994, to commercialize technologies for the discovery of disease-associated genes for the development of therapeutic and diagnostic products. The Company was previously in the development stage and has yet to generate any significant revenues.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements and in the disclosures of contingent assets and liabilities. While actual results could differ from those estimates, management believes that actual results will not be materially different from amounts provided in the accompanying financial statements.

  New Pronouncements

     In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"). SFAS No. 128 simplifies the standards for computing earnings per share previously found in Accounting Principles Board Opinion No. 15, "Earnings Per Share" ("APB Opinion No. 15"). It replaces the presentation of primary EPS with a presentation of basic EPS and requires a reconciliation of the numerator and denominator of the basic EPS calculation to the numerator and denominator of the diluted EPS calculation. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed similarly to primary EPS pursuant to APB Opinion No. 15.

     SFAS No. 128 is effective for interim periods and fiscal years ending after December 15, 1997, and early adoption is not permitted.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 sets standards for reporting and presentation of comprehensive income and its components in financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997, and early adoption is permitted. When adopted, it will require reclassification adjustments and changes in presentation for all prior periods shown. The impact of the adoption of SFAS No. 130 on the Company has not been determined.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information", which establishes standards for reporting information about operating segments in annual and interim financial statements issued to shareholders. This statement also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company plans to adopt this statement in 1998.

                                GENE LOGIC INC.

                        DECEMBER 31, 1997, 1996 AND 1995

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents are defined as liquid investments with original maturities of 90 days or less that are readily convertible into cash. All other investments are reported as marketable securities available for sale. Cash and cash equivalents as of December 31, 1997 and 1996, are comprised of:

                                                        1997           1996
                                                     -----------    ----------
Cash...............................................  $   148,982    $  117,407
Corporate commercial paper.........................   46,372,750            --
Money market mutual fund...........................           --     1,019,723
                                                     -----------    ----------
                                                     $46,521,732    $1,137,130
                                                     ===========    ==========

  Marketable Securities Available for Sale

     All marketable securities are classified as available for sale. Available for sale securities are carried at fair value, with unrealized gains and losses reported as a separate component of stockholders' equity. Realized gains and losses and declines in value judged to be other than temporary for available for sale securities are included in other income.

  Property and Equipment

     Property and equipment is carried at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Furniture and fixtures......................................  10 years
Computers and office equipment..............................   5 years
Lab equipment...............................................   5 years

     Equipment under capital leases and leasehold improvements are depreciated and amortized over their useful lives, or the term of the lease, whichever is shorter.

  Intangibles and Other Assets

     Other assets consists primarily of organization costs, patent costs, trademarks and licenses. These amounts are being amortized over periods of approximately five to seventeen years. Accumulated amortization relating to other assets was $19,610 and $3,518 as of December 31, 1997 and 1996, respectively. The Company's success is heavily dependent upon its proprietary technologies. The Company depends upon a combination of patents, trade secrets, copyright and trademark laws, license agreements, nondisclosure and other contractual provisions and various other security measures to protect its technology rights.

  Research and Development

     Research and development costs are charged to operations when incurred.

  Revenue Recognition

     The Company recognizes revenue from research and development support and technology and database access fees as they are earned under the terms of the agreement. Revenue is deferred for fees received before they are earned. Revenues related to the achievement of certain milestones are recognized when earned.

                                GENE LOGIC INC.

                        DECEMBER 31, 1997, 1996 AND 1995

  Income Taxes

     The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

  Stock Option Plans

     Prior to January 1, 1996, the Company's policy was to account for its stock option plans in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25"), and related interpretations. As such, compensation expense is recorded on the date of grant only if the current fair value of the underlying stock exceeds the exercise price. On January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net earnings and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value based method defined in SFAS No. 123 had been applied. The Company elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123. The Company uses the Black-Scholes option pricing model to estimate the fair value of options and warrants granted.

  Pro Forma Net Loss Per Common Share

     Pro forma net loss per common share is computed using the weighted average number of shares of common stock outstanding giving effect to the conversion of convertible preferred shares that automatically converted to common stock upon completion of the Company's initial public offering (the "IPO") using the if-converted method from the original date of issuance. Common equivalent shares from stock options and warrants are excluded from the computation for all periods as their effect is antidilutive.

NOTE 2. MARKETABLE SECURITIES:

     The following is a summary of the Company's investment portfolio as of December 31, 1997 and 1996:

                                                          GROSS
                                          AMORTIZED     UNREALIZED
                                             COST         LOSSES      FAIR VALUE
                                          ----------    ----------    ----------
December 31, 1997
  Unit Investment Trust.................  $  100,590     $ (1,536)    $   99,054
  Government Securities.................          --           --             --
                                          ----------     --------     ----------
          Total.........................  $  100,590     $ (1,536)    $   99,054
                                          ==========     ========     ==========
December 31, 1996
  Unit Investment Trust.................  $2,483,352     $(13,215)    $2,470,137
  Government Securities.................   2,064,216           --      2,064,216
                                          ----------     --------     ----------
          Total.........................  $4,547,568     $(13,215)    $4,534,353
                                          ==========     ========     ==========

                                GENE LOGIC INC.

                        DECEMBER 31, 1997, 1996 AND 1995

     All marketable securities mature within one year or have no stated maturity. As of December 31, 1997 and 1996, all of the Company's investments were classified as current as the Company may not hold its investments until maturity in order to take advantage of market conditions. During the year ended December 31, 1997, a portion of the Unit Investment Trust was sold for total proceeds of $2,407,071 resulting in realized losses of $11,679.

NOTE 3. PROPERTY AND EQUIPMENT:

     Property and equipment includes the following as of December 31, 1997 and 1996:

                                                         1997          1996
                                                      ----------    ----------
Furniture and fixtures..............................  $  190,787    $  105,061
Computers and office equipment......................   2,096,015       276,912
Lab equipment.......................................   1,765,756       932,479
Lab equipment under capital lease...................     471,146       471,146
Leasehold improvements..............................     367,883        37,121
                                                      ----------    ----------
                                                       4,891,587     1,822,719
Less: Accumulated depreciation......................    (681,074)      (65,479)
                                                      ----------    ----------
Property and Equipment, net.........................  $4,210,513    $1,757,240
                                                      ==========    ==========

     Depreciation expense was $615,595, $64,779 and $700 for the years ended December 31, 1997, 1996 and 1995, respectively.

NOTE 4. ACCRUED EXPENSES:

     Accrued expenses consists of the following as of December 31, 1997 and 1996:

                                                          1997         1996
                                                       ----------    --------
Property additions...................................  $  782,732    $877,962
Professional fees....................................     418,596      56,039
Payroll taxes and benefits...........................     133,730      63,709
Consulting...........................................      35,829          --
                                                       ----------    --------
          Total......................................  $1,370,887    $997,710
                                                       ==========    ========

NOTE 5. LICENSE ARRANGEMENTS:

     The proprietary rights and technical information covered by various patent applications have been licensed by the Company from third parties. These licenses will continue for the life of the respective patent or until terminated by either party. The license costs are being amortized over the useful life of the related patents. The agreements call for the payment of royalties over the life of the patents or a shorter life if no patents are issued.

NOTE 6. STRATEGIC ALLIANCES:

     During May 1997, the Company entered into a 4 1/2-year strategic alliance with Procter & Gamble Pharmaceuticals Inc., a division of Procter & Gamble Company ("Procter & Gamble"), for the discovery of drug targets in the field of heart failure. Payments by Procter & Gamble to the Company in the form of committed technology access fees and research funding will total a minimum of $10.1 million if the research program continues for its full term and the Company performs its research obligations under the agreement. Under the alliance, approximately $1,167,000 has been recognized as revenue during the year ended

                                GENE LOGIC INC.

                        DECEMBER 31, 1997, 1996 AND 1995

December 31, 1997. Procter & Gamble will be obligated to make additional payments to the Company for the achievement of specified target discovery and related product development and associated regulatory milestones. Procter & Gamble will also pay the Company royalties on worldwide net sales of all products that may result from the alliance. Procter & Gamble also has the option to expand the alliance to include two additional fields upon terms, including committed research funding, identical to those covering the initial program in heart failure.

     During September 1997, the Company entered into a 5-year strategic alliance with Japan Tobacco Inc. ("Japan Tobacco") for the discovery of drug targets and drug leads in the field of renal disease. Payments by Japan Tobacco to the Company in the form of committed technology and database access fees and research funding will total a minimum of $15.0 million if the research program continues for its full term and the Company performs its research obligations under the agreement. As part of the alliance and during the research term of the alliance agreement, the Company granted Japan Tobacco a non-exclusive license to the Gene Express(TM) Normal database, and the Company intends to use its Flow-thru Chip(TM) technology for screening for drug leads in renal disease or, if Japan Tobacco has exercised its options to additional disease indications, such other disease indications. During the year ended December 31, 1997, the Company has recognized approximately $878,000 of revenue under the alliance. In addition, Japan Tobacco also made a $3.0 million investment in common stock of the Company at the IPO. Japan Tobacco will be obligated to make additional payments to the Company for the achievement of specified target discovery and related product development and associated regulatory milestones. Japan Tobacco will also pay the Company royalties on worldwide net sales of all products that may result from targets discovered pursuant to the alliance. Japan Tobacco also has the option to expand the alliance to include two other fields upon terms, including committed research funding, identical to those covering the initial program in renal disease.

     During December 1997, the Company entered into a 3-year strategic alliance with N.V. Organon ("Organon"), a pharmaceutical business unit of Akzo Nobel NV, for the discovery of drug targets. Payments by Organon to the Company in the form of committed database access fees and research funding will total a minimum of $12.5 million if the research program continues for its full term and the Company performs its research obligations under the agreement. As part of the alliance and during the research term of the alliance agreement, the Company granted Organon a non-exclusive license to the Gene Express(TM) Normal database. Organon will be obligated to make additional payments to the Company for the achievement of specified target discovery and related product development milestones. Organon will also pay the Company royalties on worldwide net sales of all products that may result from targets discovered pursuant to the alliance.

     Under the terms of the strategic alliance agreements, payments for technology and database access fees and research and development support are recognized as revenue ratably over the period for which the payment is made. Payments related to the achievement of certain milestones are recognized as revenue when the milestones are achieved.

     The Company's strategy for developing and commercializing pharmaceutical products based on its target discoveries depends on the formation of strategic alliances with pharmaceutical companies. The Company has established three such alliances in 1997. There can be no assurance that the Company will be able to establish additional strategic alliances or that any alliances established will be successful.

                                GENE LOGIC INC.

                        DECEMBER 31, 1997, 1996 AND 1995

NOTE 7. INCOME TAXES:

     The actual income tax expense for the years ended December 31, 1997, 1996 and 1995, is different from the amount computed by applying the statutory federal income tax rates to losses before income tax expense. The reconciliation of these differences is as follows:

                                                  1997           1996          1995
                                               -----------    -----------    ---------
Tax benefit at federal statutory rate........  $(2,411,958)   $  (977,518)   $(253,021)
State income taxes, net of federal income tax
  effect.....................................     (326,324)      (132,827)     (34,381)
Other........................................        1,871        (49,813)       9,799
Increase in valuation allowance..............    2,836,411      1,160,158      277,603
                                               -----------    -----------    ---------
Income tax expense...........................  $   100,000    $        --    $      --
                                               ===========    ===========    =========

     The tax effect of cumulative temporary differences at December 31, 1997, 1996 and 1995, follows:

                                                  1997           1996          1995
                                               -----------    -----------    ---------
Deferred Tax Assets:
  Japanese withholding.......................  $   100,000    $        --    $      --
  Tax carryforwards..........................    4,065,913      1,128,927           --
  Start-up costs.............................      312,443        403,889      316,937
  Accrued vacation...........................       38,892          7,457           --
                                               -----------    -----------    ---------
                                                 4,517,248      1,540,273      316,937
  Less: Valuation allowance..................   (4,313,506)    (1,477,095)    (316,937)
                                               -----------    -----------    ---------
     Net deferred tax asset..................  $   203,742    $    63,178    $      --
                                               ===========    ===========    =========
Deferred Tax Liabilities:
  Depreciation...............................  $   117,984    $    51,380    $      --
  Prepaid expenses...........................       44,745          2,046           --
  Capital lease..............................       41,013          9,752           --
                                               -----------    -----------    ---------
     Net deferred tax liabilities............  $   203,742    $    63,178    $      --
                                               ===========    ===========    =========

     Net operating loss carryforwards for income tax purposes are approximately $10,384,000, as of December 31, 1997. The Company also has research and development tax credit carryforwards of approximately $279,000 as of December 31, 1997. The carryforwards, if not utilized, will expire in increments through 2012. Utilization of the net operating losses and credits may be subject to an annual limitation, due to the ownership change limitations provided by the Internal Revenue Code of 1986.

NOTE 8. LONG-TERM DEBT:

     Long-term debt at December 31, 1997, consists of the following:

Equipment loan..............................................  $  929,531
Note payable................................................     281,325
                                                              ----------
                                                               1,210,856
Less: Current portion.......................................    (433,701)
                                                              ----------
Total long-term debt........................................  $  777,155
                                                              ==========

                                GENE LOGIC INC.

                        DECEMBER 31, 1997, 1996 AND 1995

     As of December 31, 1997, principal payments on long-term debt for the following years are as follows:

Year ending December 31,
  1998......................................................  $  433,701
  1999......................................................     371,730
  2000......................................................     299,480
  2001......................................................     105,945
                                                              ----------
                                                              $1,210,856
                                                              ==========

     In March 1997, the Company entered into a loan agreement for the purchase of laboratory and computer equipment. The Company may borrow up to $1.5 million, bearing interest at 9.0%. In April 1997, the Company borrowed $1,084,362 under this agreement. The loan will be repaid in 48 equal monthly installments. The Company has granted the lender a security interest, collateralized by all of the equipment and fixtures acquired under the loan. In conjunction with the agreement, the Company granted warrants to the lender to purchase 30,051 shares of the Company's Series B Convertible Preferred Stock at an exercise price of $2.20 per share.

     In December 1997, the Company entered into a note payable to finance the purchase of directors and officers' insurance. The note bears interest at 8.0% and is due in regular monthly installments of $16,747 through June 1999.

NOTE 9. CONVERTIBLE PREFERRED STOCK:

     Four series of mandatory redeemable preferred stock have been issued:
Series A Convertible Preferred Stock ("Series A"), Series A-1 Convertible Preferred Stock ("Series A-1"), Series B Convertible Preferred Stock ("Series B") and Series C Convertible Preferred Stock ("Series C"). Each holder of common and preferred stock is entitled to one vote for each share held.

     During 1995, the Company sold 66,667 shares of Series A stock for $100,000 and 412,500 shares of Series A-1 stock for $660,000. Warrants to purchase an additional 50,000 shares of Series A-1 stock at an exercise price of $1.60 per share were issued and expire August 2005.

     During 1996, the Company sold 4,090,909 shares of Series B stock for $9.0 million.

     During July 1997, the Company sold 4,444,443 shares of Series C stock for net proceeds of approximately $19.1 million. The Company also issued a warrant for an additional 48,889 shares of Series C stock at an exercise price of $4.50. At the time of issuance, the fair value of this warrant, approximately $118,000, was recorded as Series C stock on the Company's balance sheet. The fair value of this warrant was calculated using the Black-Scholes option pricing model using the same assumptions used for options granted during the period (see Note 13). This warrant was exercised by the warrantholder concurrent with the Company's IPO.

     All outstanding shares of preferred stock were converted to common stock in conjunction with the Company's IPO on a one-to-one basis.

NOTE 10. STOCKHOLDERS' EQUITY:

     In October 1996, an officer of the Company resigned. In January 1997, in connection with the resignation, the 55,000 shares of the Company's common stock held by the officer were canceled in satisfaction of the $50,000 note receivable and accrued interest obligation from the officer to the Company (see Note 14).

     During November 1997, the Company completed an IPO of 3,000,000 shares of common stock at a price of $8 per share. In December 1997, the underwriters exercised their over-allotment option on an additional

                                GENE LOGIC INC.

                        DECEMBER 31, 1997, 1996 AND 1995

347,000 shares. Net proceeds of the IPO (not including the concurrent Japan Tobacco investment described in Note 6), after underwriting commissions and expenses, were approximately $23,944,000. Concurrent with the IPO, a note receivable of $50,000 plus interest from an officer of the Company was forgiven, the vesting of certain options was accelerated and the authorized capital stock of the Company was increased to 60,000,000 shares of common stock and 10,000,000 shares of preferred stock.

NOTE 11. COMMITMENTS AND CONTINGENCIES:

  Operating Lease

     During October 1997, the Company renegotiated its current lease of laboratory and office space under an agreement which expires February 28, 1998, with an option to continue on a month-to-month basis with 60 days written notice to terminate. The Company terminated this lease in February 1998 once the relocation to the new facility was complete. In addition, the Company entered into an operating sublease for office space in Berkeley, California. The lease term is for 22 months with monthly rent payments of $9,158.

     During August 1997, the Company entered into an operating lease for new laboratory and office space. The Company is responsible for the design and renovation of an existing facility owned by the lessor. These costs will be funded by the lessor while the responsibility for performance and liability during construction remains with the Company. The lease term is ten years with monthly payments of $89,211 plus 3% annual inflation; however, monthly payments could increase if construction costs exceed a certain amount. Rent expense on the lease is being recognized on a straight-line basis over its term. The lease also requires the Company to pay for building operating costs. In addition to future minimum lease payments, the Company issued a warrant to purchase 20,000 shares of common stock at an exercise price of $5.40 per share in connection with the lease. The fair value of the warrant, approximately $43,000, is being recorded as rent expense over the term of the lease. The fair value of the warrant was calculated using the Black-Scholes option pricing model using the same assumptions used for options granted during the period (see Note 13). This warrant was exercised by the lessor concurrent with the Company's IPO.

     Future minimum lease payments on these operating leases as of December 31, 1997, are as follows:

Year ending December 31,
  1998......................................................  $ 1,183,110
  1999......................................................    1,169,516
  2000......................................................    1,138,572
  2001......................................................    1,172,729
  2002......................................................    1,207,912
  2003 and thereafter.......................................    6,485,463
                                                              -----------
                                                              $12,357,302
                                                              ===========

     Rent expense for the years ended December 31, 1997, 1996 and 1995, was $492,559, $238,930 and $0, respectively.

  Capital Lease

     During 1996, the Company entered into a capital lease to purchase equipment for $471,146. Accumulated amortization for this equipment was $147,239 and $29,447 at December 31, 1997 and 1996, respectively.

                                GENE LOGIC INC.

                        DECEMBER 31, 1997, 1996 AND 1995

Payments during the years ended December 31, 1997 and 1996, totaled $106,195 and $25,252, respectively. Future minimum lease payments as of December 31, 1997, are as follows:

Year ending December 31,
  1998......................................................  $137,104
  1999......................................................   137,104
  2000......................................................   102,827
                                                              --------
          Total minimum lease payments......................   377,035
Less: Amounts representing imputed interest.................   (37,336)
                                                              --------
  Present value of net minimum payments.....................   339,699
Less: Current portion.......................................  (115,005)
                                                              --------
Noncurrent portion of capital lease obligation..............  $224,694
                                                              ========

     In conjunction with this lease agreement, the Company granted a warrant to the lessor to purchase 13,636 shares of the Company's Series B Convertible Preferred stock at an exercise price of $2.20 per share. Such warrant expires five years from the date of the Company's IPO (see Note 10).

  Contingencies

     Clinical trials, manufacturing, marketing and sale of any of the Company's partners' potential therapeutic or diagnostic products may expose the Company to liability claims from the use of such pharmaceutical products. The Company currently does not carry product liability insurance.

NOTE 12. 401(K) RETIREMENT PLAN:

     During 1996, the Company established the Gene Logic Inc. 401(k) Retirement Plan (the 401(k) Plan) for its employees under Section 401(k) of the Internal Revenue Code. Under this plan, all employees over 21 years of age and with at least six months of service with the Company are eligible to contribute from 2% to 15% of their salary. Employee contributions are 100% vested. The Company is not required to make any contributions to the 401(k) Plan and has not made any contributions through December 31, 1997.

NOTE 13. STOCK BASED COMPENSATION:

     During 1996, the Company instituted a stock plan (the "Stock Plan"), which was amended and restated in 1997, whereby the Company's compensation committee (the Committee), at its discretion, can grant options, award stock or provide opportunities to make direct purchase of stock to employees, officers, directors and consultants of the company and related corporations. The Stock Plan is authorized to grant options of up to 6,100,000 shares of common stock. During 1997, the Company adopted a Directors' Stock Plan (the "Directors' Plan") to provide for granting of options to non-employee directors of the Company. The Directors' Plan is administered by the Committee and is authorized to grant options of up to 125,000 shares of common stock. No options have been granted under the Directors' Plan. Options are to be granted at the fair market value of the common stock at the grant date. The options, awards and opportunities to purchase stock expire at the earlier of termination or the date specified by the Committee at the date of grant, but not more than ten years. During 1997, the Company adopted an Employee Stock Purchase Plan (the "Purchase Plan") covering an aggregate of 250,000 shares of common stock. The Purchase Plan allows employees to purchase common stock of the Company, through payroll deductions of up to a maximum of 15% of their salary, at 85% of the closing price of the shares at the time of purchase. No shares were issued to employees at December 31, 1997.

                                GENE LOGIC INC.

                        DECEMBER 31, 1997, 1996 AND 1995

     The following is a rollforward of option activity for the years ended December 31, 1997 and 1996:

                                                  1997                      1996
                                         ----------------------    ----------------------
                                                       WEIGHTED                  WEIGHTED
                                                       AVERAGE                   AVERAGE
                                                       EXERCISE                  EXERCISE
                                           SHARES       PRICE        SHARES       PRICE
                                         ----------    --------    ----------    --------
Outstanding, beginning of period.......     424,000     $0.15              --     $  --
  Granted..............................   2,281,881      1.31         524,000      0.12
  Exercised............................    (152,943)     0.15        (100,000)     0.01
  Canceled.............................     (55,578)     0.15              --        --
                                         ----------                ----------
Outstanding, end of period.............   2,497,360      1.21         424,000      0.15
                                         ==========                ==========
Exercisable, end of period.............     859,315      0.35          77,710      0.15
                                         ==========                ==========
Weighted average fair value of options
  granted..............................  $     3.22                $     0.05
                                         ==========                ==========
Available for grant at year end........   3,249,697                 1,376,000
                                         ==========                ==========

     During the year ended December 31, 1997, the Company granted options with exercise prices below fair value. The Company has recorded deferred compensation of $6,896,428 at December 31, 1997, and compensation expense of $618,899 for the year then ended related to these options.

     The following table provides further information on options granted with exercise prices below fair value, compared to options granted with exercise prices equal to fair value for the year ended December 31, 1997:

                                                                                  WEIGHTED
                                                                                  AVERAGE
                                                       WEIGHTED     WEIGHTED     FAIR VALUE
                                                       AVERAGE      AVERAGE      OF COMMON
                                                       EXERCISE      OPTION       STOCK ON
                                           SHARES       PRICE      FAIR VALUE    GRANT DATE
                                          ---------    --------    ----------    ----------
Options whose exercise price equals the
  fair value of the stock on the grant
  date..................................     53,000     $5.27        $2.36         $5.27
Options whose exercise price is less
  than the fair value of the stock on
  the grant date........................  2,228,881      1.22         3.24          4.31

     The following table summarizes information about stock options outstanding at December 31, 1997:

                                             OPTIONS OUTSTANDING
                                  ------------------------------------------       OPTIONS EXERCISABLE
                                                      WEIGHTED                  --------------------------
                                      NUMBER          AVERAGE       WEIGHTED        NUMBER        WEIGHTED
                                  OUTSTANDING AT     REMAINING      AVERAGE     EXERCISABLE AT    AVERAGE
       RANGE OF EXERCISE           DECEMBER 31,     CONTRACTUAL     EXERCISE     DECEMBER 31,     EXERCISE
             PRICES                    1997             LIFE         PRICE           1997          PRICE
       -----------------          --------------    ------------    --------    --------------    --------
$0.15 - $0.99...................    1,203,979        9.1 Years       $0.16         728,363         $0.15
$1.00 - $2.50...................    1,204,381        9.7 Years       $1.95         126,778         $1.38
$2.51 - $8.38...................       89,000        9.8 Years       $5.31           4,174         $4.30

     During 1996, an officer of the Company purchased 100,000 shares of common stock for $0.15 per share under the Plan.

     Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under the Plan, consistent with the method of SFAS No. 123, the

                                GENE LOGIC INC.

                        DECEMBER 31, 1997, 1996 AND 1995

Company's net loss and loss per common share would have been changed to the pro forma amounts for the years ended December 31, 1997, 1996 and 1995 as indicated below:

                                                  1997           1996          1995
                                               -----------    -----------    ---------
Net loss:
  As reported................................  $(7,193,993)   $(2,865,128)   $(744,179)
  Pro forma..................................   (7,243,486)    (2,873,805)    (744,179)
Net loss per common share:
  As reported................................  $     (3.97)   $     (5.87)   $   (3.48)
  Pro forma..................................        (3.99)         (5.88)       (3.48)

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model, with the following assumptions:

Expected volatility..................................  60.0%
Risk-free interest rates.............................  5.72% to 5.86%
Expected lives.......................................  1-3 years
Dividend rate........................................  0%

NOTE 14. RELATED PARTY TRANSACTIONS:

     During 1996, the Company made loans to two officers of the Company of $50,000 each to offset relocation costs. These notes receivable were secured by common stock previously issued to the officers. In January 1997, one of these notes was cancelled (see Note 10). The remaining note was forgiven concurrent with the Company's IPO (see Note 10).

NOTE 15. SUBSEQUENT EVENTS:

     On July 6, 1998, the Company, the Company's new wholly owned subsidiary, Gene Logic Acquisition Corp. (the "Merger Sub") and Oncormed, Inc. ("Oncormed") entered into an Agreement and Plan of Merger Reorganization (the "Merger Agreement") whereby Oncormed will merge with and into Merger Sub (the "Merger"). Upon consummation of the Merger, Oncormed will cease to exist and Merger Sub will be the surviving corporation. In the Merger, the Company will issue an aggregate of 4,849,815 shares of the Company's Common Stock to Oncormed stockholders (the "Total Merger Shares"); provided, however, that in the event the average closing price of the Company's Common Stock as reported on the Nasdaq National Market System for the fifteen trading days ending the second day prior to the Company's special meeting of stockholders (the "Closing Price") is more than $7.88 per share, then the Total Merger Shares shall be reduced to a number of shares of the Company's Common Stock equal to $38,204,420 divided by the Closing Price. Oncormed may terminate the Merger Agreement if the Closing Price of the Company's Common Stock is less than $6.34 per share.

     In connection with the Merger, the Company and Oncormed have entered into the Loan Agreement whereby the Company has agreed to make available to Oncormed through February 28, 1999, a credit facility of up to $2,000,000 to be used by Oncormed for working capital purposes. Interest on all amounts outstanding under the Loan shall accrue daily at the per annum rate that Citibank N.A. has announced as its prime lending rate. Advances under the Loan shall not exceed $500,000 per month. All outstanding principal and accrued interest on the Loan is due and payable upon the earliest to occur of (i) March 31, 1999; (ii) in the event the Merger is not consummated, that date upon which Oncormed secures alternate financing of at least $2,000,000 on terms satisfactory to Oncormed in its sole discretion; or (iii) the date on which Oncormed sells or otherwise disposes of all or substantially all of the assets or business of Oncormed, or any liquidation, merger or other business combination of Oncormed (other than the Merger). If any of the Merger Agreement, Loan Agreement or the License Agreement is terminated, Gene Logic will not be obligated to make any further advances to Oncormed under the Loan. All amounts outstanding under the Loan are secured by certain of Oncormed's tissue biorepository assets.

                                GENE LOGIC INC.

                                 BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                               MARCH 31,     DECEMBER 31,
                                                                 1998            1997
                                                              -----------    ------------
                                                              (UNAUDITED)
                                         ASSETS
Current Assets:
  Cash and cash equivalents.................................   $ 37,455        $ 46,522
  Marketable securities available for sale..................      4,362              99
  Due from strategic partner................................        353           1,000
  Prepaid expenses..........................................        472             481
  Other current assets......................................      1,137             890
                                                               --------        --------
          Total Current Assets..............................     43,779          48,992
Property and Equipment, net.................................      7,620           4,211
Intangible and Other Assets, net............................        903             769
                                                               --------        --------
          Total Assets......................................   $ 52,302        $ 53,972
                                                               ========        ========

                          LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts payable..........................................   $    627        $    181
  Accrued expenses..........................................      2,882           1,371
  Current portion of capital lease obligation...............        117             115
  Current portion of long-term debt.........................        443             434
  Deferred revenue..........................................      2,476           4,436
                                                               --------        --------
          Total Current Liabilities.........................      6,545           6,537
Deferred Revenue............................................        117              --
Capital Lease Obligation....................................        195             225
Long-Term Debt..............................................        663             777
Other Noncurrent Liabilities................................        395             366
                                                               --------        --------
          Total Liabilities.................................      7,915           7,905
                                                               --------        --------
Stockholders' Equity:
  Common Stock, $.01 par value; 60,000,000 shares
     authorized; 13,900,333 and 13,899,250 shares issued and
     outstanding as of March 31, 1998 and December 31, 1997,
     respectively...........................................        139             139
  Preferred Stock, $.01 par value; 10,000,000 shares
     authorized; no shares issued and outstanding as of
     March 31, 1998 and December 31, 1997...................         --              --
  Additional paid-in capital................................     64,882          64,882
  Deferred compensation on stock options, net...............     (5,845)         (6,278)
  Unrealized loss on marketable securities..................         (4)             (2)
  Accumulated deficit.......................................    (14,785)        (12,674)
                                                               --------        --------
          Total Stockholders' Equity........................     44,387          46,067
                                                               --------        --------
          Total Liabilities and Stockholders' Equity........   $ 52,302        $ 53,972
                                                               ========        ========

                            See accompanying notes.

                                GENE LOGIC INC.

                            STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                              THREE MONTHS ENDED
                                                                  MARCH 31,
                                                              ------------------
                                                               1998       1997
                                                              -------    -------
Revenues....................................................  $ 2,196    $    --
Expenses:
  Research and development..................................    3,237        915
  General and administrative................................    1,596        476
                                                              -------    -------
          Total expenses....................................    4,833      1,391
                                                              -------    -------
            Loss from operations............................   (2,637)    (1,391)
Interest income, net........................................      607         61
Other expense...............................................      (81)        --
                                                              -------    -------
          Loss before income tax expense....................   (2,111)    (1,330)
Income tax expense..........................................       --         --
                                                              -------    -------
          Net loss..........................................   (2,111)    (1,330)
Accretion of mandatory redemption of Preferred Stock........       --        186
                                                              -------    -------
          Net loss attributable to common stockholders......  $(2,111)   $(1,516)
                                                              =======    =======
Basic and Diluted Net Loss Per Common Share.................  $ (0.15)   $ (2.38)
                                                              =======    =======
Shares Used In Computing Basic and Diluted Net Loss Per
  Common Share..............................................   13,900        638
                                                              =======    =======
Pro Forma Net Loss Per Common Share.........................  $ (0.15)   $ (0.24)
                                                              =======    =======
Shares Used in Computing Pro Forma Net Loss Per
  Common Share..............................................   13,900      5,474
                                                              =======    =======

                            See accompanying notes.

                                GENE LOGIC INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                              THREE MONTHS ENDED
                                                                  MARCH 31,
                                                              ------------------
                                                               1998       1997
                                                              -------    -------
Cash Flows From Operating Activities:
  Net loss..................................................  $(2,111)   $(1,330)
Adjustments to reconcile net loss to net cash flows from
  operating activities:
  Depreciation and amortization.............................      292        102
  Cancellation of note receivable...........................       --         43
  Amortization of deferred compensation.....................      433         --
  Loss on disposal of property and equipment................       81         --
Changes in operating assets and liabilities:
  Due from strategic partner................................      647         --
  Prepaid expenses..........................................       10        (78)
  Other current assets......................................     (247)        32
  Intangibles and other assets..............................     (156)       (65)
  Accounts payable..........................................      445         39
  Accrued expenses..........................................    1,511       (777)
  Deferred revenue..........................................   (1,843)        --
  Other noncurrent liabilities..............................       30         --
                                                              -------    -------
          Net Cash Flows From Operating Activities..........     (908)    (2,034)
                                                              -------    -------
Cash Flows From Investing Activities:
  Purchases of property and equipment.......................   (3,760)      (353)
  Increase in notes receivable from employees...............       --        (20)
  Purchase of marketable securities available for sale......   (4,266)        --
  Proceeds from sale and maturity of marketable securities
     available for sale.....................................       --      1,394
                                                              -------    -------
          Net Cash Flows From Investing Activities..........   (8,026)     1,021
                                                              -------    -------
Cash Flows From Financing Activities:
  Proceeds from issuance of common stock....................       --         --
  Repayments of financing agreement.........................      (44)        --
  Repayments of capital lease obligation and equipment
     loan...................................................      (89)       (26)
                                                              -------    -------
          Net Cash Flows From Financing Activities..........     (133)       (26)
                                                              -------    -------
Net Decrease in Cash and Cash Equivalents...................   (9,067)    (1,039)
Cash and Cash Equivalents, beginning of period..............   46,522      1,137
                                                              -------    -------
Cash and Cash Equivalents, end of period....................  $37,455    $    98
                                                              =======    =======
Supplemental Disclosure:
  Interest expense paid.....................................  $    34    $     9
                                                              =======    =======

                            See accompanying notes.

                                GENE LOGIC INC.

                         NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 1998
                                  (UNAUDITED)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. The balance sheet as of March 31, 1998, statements of operations for the three months ended March 31, 1998 and 1997 and the statements of cash flows for the three months ended March 31, 1998 and 1997 are unaudited, but include all adjustments (consisting of normal recurring adjustments) which the Company considers necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented. Although the Company believes that the disclosures in these financial statements are adequate to make the information presented not misleading, certain information and footnote information normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission.

     Results for any interim period are not necessarily indicative of results for any future interim period or for the entire year. The accompanying financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 filed with the Securities and Exchange Commission.

  New Pronouncements

     In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"). SFAS No. 128 simplifies the standards for computing earnings per share previously found in Accounting Principles Board Opinion No. 15, "Earnings Per Share" ("APB Opinion No. 15"). It replaces the presentation of primary and fully diluted EPS with a presentation of basic and diluted EPS and requires a reconciliation of the numerator and denominator of the basic EPS calculation to the numerator and denominator of the diluted EPS calculation. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed similarly to primary EPS pursuant to APB Opinion No. 15.

     SFAS No. 128 is effective for interim periods and fiscal years ending after December 15, 1997. EPS for the three months ended March 31, 1997 has been restated in accordance with SFAS 128.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 sets standards for reporting and presentation of comprehensive income and its components in financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Once adopted, it requires reclassification adjustments and changes in presentation for all prior periods shown. The impact of the adoption of SFAS No. 130 on the Company was not material.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information", which establishes standards for reporting information about operating segments in annual and interim financial statements issued to shareholders. This statement also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company plans to adopt this statement in 1998.

                                GENE LOGIC INC.

                                 MARCH 31, 1998
                                  (UNAUDITED)

  Marketable Securities Available for Sale

     All marketable securities are classified as available for sale. Available for sale securities are carried at fair value, with unrealized gains and losses reported as a separate component of stockholders' equity. Realized gains and losses and declines in value judged to be other than temporary for available-for-sale securities are included in other income. As of March 31, 1998 and 1997, all of the Company's investments were classified as current as the Company may not hold investments until maturity in order to take advantage of market conditions.

  Revenue Recognition

     The Company recognizes revenue from research and development support and technology and database access fees as they are earned under the terms of the agreement. Revenue is deferred for fees received before they are earned. Revenues related to the achievement of certain milestones are recognized when earned.

  Pro Forma Net Loss Per Common Share

     Pro forma net loss per common share is computed using the weighted average number of shares of common stock outstanding giving effect to the conversion of convertible preferred shares that automatically converted to common stock upon completion of the Company's initial public offering (the "IPO") using the if-converted method from the original date of issuance. Common equivalent shares from stock options and warrants are excluded from the computation for all periods as their effect is antidilutive.

NOTE 2. STOCKHOLDERS' EQUITY

     During July 1997, the Company sold 4,444,443 shares of Series C Convertible Preferred Stock in a private placement for net proceeds of approximately $19.1 million. During November 1997, the Company completed an IPO of 3,347,000 shares of Common Stock (including exercise of the underwriters' over-allotment option) at $8.00 per share, generating net proceeds of approximately $23.9 million. In conjunction with the Company's IPO, all outstanding shares of preferred stock were converted to common stock on a one-to-one basis.

     The Company continues to apply the provisions of Accounting Principles Board Opinion No 25, "Accounting for Stock Issued to Employees", and related interpretations for its stock option plans. As such, the Company has recorded compensation expense for the three months ended March 31, 1998 as follows:

                                                                DEFERRED
                                                              COMPENSATION
                                                              ------------
Balance at December 31, 1997................................    $(6,278)
Amortization of deferred compensation.......................        433
                                                                -------
Balance at March 31, 1998...................................    $(5,845)
                                                                =======

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Oncormed, Inc.:

     We have audited the accompanying balance sheets of Oncormed, Inc. (a Delaware corporation in the development stage) as of December 31, 1997 and 1996, and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1997, 1996 and 1995, and for the period from inception (July 12, 1993) to December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oncormed, Inc. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years ended December 31, 1997, 1996 and 1995 and for the period from inception to December 31, 1997, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred significant losses and will require additional financing to continue operations. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          ARTHUR ANDERSEN LLP

Washington, D.C.
February 20, 1998
(except with respect to the acquisition
described in Note 10, as to
which the date is July 6, 1998, and
to the settlement described in Note 11,
as to which the date is May 18, 1998)

                                 ONCORMED, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEETS

                                                                 AS OF           AS OF
                                                              DECEMBER 31,    DECEMBER 31,
                                                                  1997            1996
                                                              ------------    ------------
                                          ASSETS

Current assets:
  Cash and cash equivalents.................................  $    439,618    $  6,031,809
  Short term investments....................................     1,038,933       1,466,871
  Accounts receivable, net of allowance for doubtful
     accounts of $42,000 and $32,000 at 12/31/97 and
     12/31/96, respectively.................................       298,538         129,366
  Other current assets......................................       275,274         306,078
                                                              ------------    ------------
          Total current assets..............................     2,052,363       7,934,124
                                                              ------------    ------------
Non-current assets:
  Property and equipment, net...............................     1,067,303       1,179,851
  Deferred offering costs...................................        56,949              --
                                                              ------------    ------------
          Total non-current assets..........................     1,124,252       1,179,851
                                                              ------------    ------------
     TOTAL ASSETS...........................................  $  3,176,615    $  9,113,975
                                                              ============    ============

                           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $    761,169    $    680,575
  Accrued expenses and other liabilities....................       859,390         593,037
  Payable to Oncor, Inc.....................................        82,552         124,730
  Deferred revenue..........................................        72,347          46,420
                                                              ------------    ------------
          Total current liabilities.........................     1,775,458       1,444,762
                                                              ------------    ------------
Non-current liabilities:
  Note payable to Oncor, Inc................................       715,751         715,751
  Deferred revenue..........................................         8,596           3,583
                                                              ------------    ------------
          Total non-current liabilities.....................       724,347         719,334
                                                              ------------    ------------
     TOTAL LIABILITIES......................................     2,499,805       2,164,096
                                                              ------------    ------------
Commitments and Contingencies (Notes 1, 3 and 6)
  Stockholders' Equity:
  Preferred stock, $.01 par value, 2,000,000 shares
     authorized, none outstanding...........................            --              --
  Common stock, $.01 par value, 40,000,000 shares
     authorized, 7,876,423, and 6,991,108 shares issued and
     outstanding as of 12/31/97 and 12/31/96,
     respectively...........................................        78,764          69,911
  Additional paid-in capital................................    30,234,082      25,741,842
  Deferred compensation.....................................      (103,462)        (75,629)
  Deficit accumulated during the development stage..........   (29,532,574)    (18,786,245)
                                                              ------------    ------------
     TOTAL STOCKHOLDERS' EQUITY.............................       676,810       6,949,879
                                                              ------------    ------------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.............  $  3,176,615    $  9,113,975
                                                              ============    ============

      The accompanying notes are an integral part of these balance sheets.

                                 ONCORMED, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF OPERATIONS

                                                                                      PERIOD FROM
                                                                                       INCEPTION
                                                                                    (JULY 12, 1993)
                                             FOR THE YEARS ENDED DECEMBER 31,           THROUGH
                                         ----------------------------------------     DECEMBER 31,
                                             1997          1996          1995             1997
                                         ------------   -----------   -----------   ----------------
REVENUES...............................  $    959,645   $   627,390   $   311,387     $  1,932,725
OPERATING EXPENSES:
  Cost of sales -- direct..............       474,172       283,082       167,568          935,976
  Laboratory operations................     3,426,093     2,759,656     2,259,136        9,788,125
  Selling, general and
     administrative....................     5,779,874     4,791,029     4,119,221       17,509,846
  Research and development.............       772,446       709,340       451,596        2,732,454
  Acquired in-process research and
     development projects..............     1,481,148            --            --        1,481,148
                                         ------------   -----------   -----------     ------------
          Total expenses...............    11,933,733     8,543,107     6,997,521       32,447,549
                                         ------------   -----------   -----------     ------------
OPERATING LOSS.........................   (10,974,088)   (7,915,717)   (6,686,134)     (30,514,824)
Interest income........................       284,068       514,205       228,470        1,174,282
Interest expense.......................       (56,309)      (54,461)      (52,883)        (192,032)
                                         ------------   -----------   -----------     ------------
NET LOSS...............................  $(10,746,329)  $(7,455,973)  $(6,510,547)    $(29,532,574)
                                         ============   ===========   ===========     ============
BASIC AND DILUTED NET LOSS PER SHARE...  $      (1.39)  $     (1.10)  $     (1.32)    $      (5.31)
                                         ============   ===========   ===========     ============
SHARES USED IN COMPUTING NET LOSS PER
  SHARE................................     7,709,301     6,805,083     4,947,991        5,557,433
                                         ============   ===========   ===========     ============

        The accompanying notes are an integral part of these statements.

                                 ONCORMED, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                               SERIES A
                                              CONVERTIBLE
                                            PREFERRED STOCK          COMMON STOCK          STOCK        COMMON     ADDITIONAL
                                        -----------------------   -------------------   SUBSCRIPTION    STOCK       PAID-IN
                                          SHARES       AMOUNT      SHARES     AMOUNT     RECEIVABLE    WARRANTS     CAPITAL
                                        ----------   ----------   ---------   -------   ------------   --------   ------------
INCEPTION, July 12, 1993..............          --   $       --          --   $    --    $      --          --    $         --
 Sale of Common Stock at $0.50 per
   share, July & Sept. 1993...........          --           --   2,250,000    22,500     (125,000)         --       1,102,500
 Issuance of Common Stock in exchange
   for software and technology at
   $0.50 per share, Sept. 1993........          --           --     110,000     1,100           --          --          53,900
 Exercise of stock options for cash at
   $0.50 per share, Nov. 1993.........          --           --      50,000       500           --          --          24,500
 Cash received in payment of stock
   subs., Nov. and Dec. 1993..........          --           --          --        --      100,000          --              --
 Sale of Series A Convertible
   Preferred Stock at $3.00 per share,
   Dec. 1993 (net of expenses)........   1,000,000    2,990,439          --        --           --          --              --
Net loss..............................          --           --          --        --           --          --              --
                                        ----------   ----------   ---------   -------    ---------     -------    ------------
BALANCE, December 31, 1993............   1,000,000   $2,990,439   2,410,000   $24,100    $ (25,000)         --    $  1,180,900
 Cash received in payment of stock
   subs., Feb. 1994...................          --           --          --        --       25,000          --              --
 Sale of Common Stock from IPO on Oct.
   5, 1994, at $6.00 per share, net of
   expenses...........................          --           --   1,335,000    13,350           --          --       6,317,903
 Issuance of Common Stock Warrants in
   connection with IPO on Oct. 5, 1994
   exercisable at $6.90 per share.....          --           --          --        --           --     133,500             100
 Conversion of Series A Convertible
   Preferred Stock to Common Stock due
   to IPO.............................  (1,000,000)  (2,990,439)  1,000,000    10,000           --          --       2,980,439
 Sale of Common Stock from IPO --
   Over-allotment, on Nov. 4, 1994 at
   $6.00 per share, net of expenses...          --           --     200,250     2,003           --          --       1,049,309
 Compensation element of stock option
   grants.............................          --           --          --        --           --          --         256,500
Amortization of deferred comp.........          --           --          --        --           --          --          (4,686)
Net loss..............................          --           --          --        --           --          --              --
                                        ----------   ----------   ---------   -------    ---------     -------    ------------
BALANCE, December 31, 1994............          --   $       --   4,945,250   $49,453    $      --     133,500    $ 11,780,465
 Exercise of stock options for cash at
   $0.50 per share....................          --           --       4,800        48           --          --           2,352
 Amortization of deferred comp........          --           --          --        --           --          --              --
Net Loss..............................          --           --          --        --           --          --              --
                                        ----------   ----------   ---------   -------    ---------     -------    ------------
BALANCE, December 31, 1995............          --   $       --   4,950,050   $49,501    $      --     133,500    $ 11,782,817
 Sale of Common Stock from public
   offering on February 2, 1996, net
   of expenses........................          --           --   2,000,000    20,000           --          --      13,892,825
 Exercise of stock options for cash at
   a range of $0.50-$6.00 per share...          --           --      41,058       410           --          --          38,369
 Compensation element of non-employee
   stock option grants................          --           --          --        --           --          --          27,831
 Amortization of non-employee stock
   option grants and def comp.........          --           --          --        --           --          --              --
 Net Loss.............................          --           --          --        --           --          --              --
                                        ----------   ----------   ---------   -------    ---------     -------    ------------
BALANCE, December 31, 1996............          --   $       --   6,991,108   $69,911           --     133,500    $ 25,741,842
 Sale of Common Stock from private
   placement on February 25, 1997.....          --           --     779,323     7,793           --          --       4,203,902
 Exercise of stock options for cash at
   a range of $0.50 -- $5.00 per
   share..............................          --           --      94,200       942           --          --          96,471
 Sale of Common Stock from employee
   stock purchase plan at $3.825 per
   share on Jan. 31, 1997 and $4.83 on
   Jul. 31, 1997......................          --           --      11,792       118           --          --          48,512
 Compensation element of non-employee
   stock option grants................          --           --          --        --           --          --         143,355
 Amortization of non-employee stock
   options and def. comp..............          --           --          --        --           --          --              --
 Net Loss.............................          --           --          --        --           --          --              --
                                        ----------   ----------   ---------   -------    ---------     -------    ------------
BALANCE, December 31, 1997............          --   $       --   7,876,423   $78,764    $      --     133,500    $ 30,234,082
                                        ==========   ==========   =========   =======    =========     =======    ============

                                                          DEFICIT
                                                        ACCUMULATED
                                                        DURING THE
                                          DEFERRED      DEVELOPMENT
                                        COMPENSATION       STAGE          TOTAL
                                        ------------   -------------   ------------
INCEPTION, July 12, 1993..............   $      --     $          --   $         --
 Sale of Common Stock at $0.50 per
   share, July & Sept. 1993...........          --                --      1,000,000
 Issuance of Common Stock in exchange
   for software and technology at
   $0.50 per share, Sept. 1993........          --                --         55,000
 Exercise of stock options for cash at
   $0.50 per share, Nov. 1993.........          --                --         25,000
 Cash received in payment of stock
   subs., Nov. and Dec. 1993..........          --                --        100,000
 Sale of Series A Convertible
   Preferred Stock at $3.00 per share,
   Dec. 1993 (net of expenses)........          --                --      2,990,439
Net loss..............................          --          (838,352)      (838,352)
                                         ---------     -------------   ------------
BALANCE, December 31, 1993............   $      --     $    (838,352)  $  3,332,087
 Cash received in payment of stock
   subs., Feb. 1994...................          --                --         25,000
 Sale of Common Stock from IPO on Oct.
   5, 1994, at $6.00 per share, net of
   expenses...........................          --                --      6,331,253
 Issuance of Common Stock Warrants in
   connection with IPO on Oct. 5, 1994
   exercisable at $6.90 per share.....          --                --            100
 Conversion of Series A Convertible
   Preferred Stock to Common Stock due
   to IPO.............................          --                --             --
 Sale of Common Stock from IPO --
   Over-allotment, on Nov. 4, 1994 at
   $6.00 per share, net of expenses...          --                --      1,051,312
 Compensation element of stock option
   grants.............................    (256,500)               --             --
Amortization of deferred comp.........      86,333                --         81,647
Net loss..............................          --        (3,981,373)    (3,981,373)
                                         ---------     -------------   ------------
BALANCE, December 31, 1994............   $(170,167)    $  (4,819,725)  $  6,840,026
 Exercise of stock options for cash at
   $0.50 per share....................          --                --          2,400
 Amortization of deferred comp........      61,928                --         61,928
Net Loss..............................          --        (6,510,547)    (6,510,547)
                                         ---------     -------------   ------------
BALANCE, December 31, 1995............   $(108,239)    $ (11,330,272)  $    393,807
 Sale of Common Stock from public
   offering on February 2, 1996, net
   of expenses........................          --                --     13,912,825
 Exercise of stock options for cash at
   a range of $0.50-$6.00 per share...          --                --         38,779
 Compensation element of non-employee
   stock option grants................     (27,831)               --             --
 Amortization of non-employee stock
   option grants and def comp.........      60,441                --         60,441
 Net Loss.............................          --        (7,455,973)    (7,455,973)
                                         ---------     -------------   ------------
BALANCE, December 31, 1996............   $ (75,629)    $ (18,786,245)  $  6,949,879
 Sale of Common Stock from private
   placement on February 25, 1997.....          --                --      4,211,695
 Exercise of stock options for cash at
   a range of $0.50 -- $5.00 per
   share..............................          --                --         97,413
 Sale of Common Stock from employee
   stock purchase plan at $3.825 per
   share on Jan. 31, 1997 and $4.83 on
   Jul. 31, 1997......................          --                --         48,630
 Compensation element of non-employee
   stock option grants................    (143,355)               --             --
 Amortization of non-employee stock
   options and def. comp..............     115,522                --        115,522
 Net Loss.............................          --       (10,746,329)   (10,746,329)
                                         ---------     -------------   ------------
BALANCE, December 31, 1997............   $(103,462)    $ (29,532,574)  $    676,810
                                         =========     =============   ============

        The accompanying notes are an integral part of these statements.

                                 ONCORMED, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS

                                                                                                  PERIOD FROM
                                                                                                   INCEPTION
                                                                                                (JULY 12, 1993)
                                                         FOR THE YEARS ENDED DECEMBER 31,           THROUGH
                                                     ----------------------------------------    DECEMBER 31,
                                                         1997          1996          1995            1997
                                                     ------------   -----------   -----------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss.........................................  $(10,746,329)  $(7,455,973)  $(6,510,547)   $(29,532,574)
  Adjustments to reconcile net loss to net cash
     used in operating activities
  Depreciation and amortization....................       562,611       517,435       365,080       1,606,058
  Amortization of deferred compensation and non-
     employee stock options........................       115,522        60,441        61,928         319,538
  Acquired in-process research and development
     costs.........................................     1,481,148            --            --       1,481,148
  Changes in operating assets and liabilities:
     Accounts receivable...........................      (169,172)      (43,212)      (83,979)       (298,538)
     Other assets..................................        30,804      (179,954)       71,853        (275,274)
     Accounts payable..............................        80,594       557,132        52,336         761,169
     Accrued expenses and other liabilities........       266,353      (296,015)      322,449         859,390
     Deferred revenue..............................        30,940      (141,909)      158,193          80,943
     Payable to Oncor, Inc.........................       (42,178)      (13,179)       (7,068)         82,552
                                                     ------------   -----------   -----------    ------------
     Net cash used in operating activities.........    (8,389,707)   (6,995,234)   (5,569,755)    (24,915,588)
                                                     ------------   -----------   -----------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment..............      (450,063)     (476,350)     (675,996)     (2,618,362)
  Net redemptions/(purchases) of short-term
     investments...................................       427,938    (1,466,871)           --      (1,038,933)
                                                     ------------   -----------   -----------    ------------
  Net cash used in investing activities............       (22,125)   (1,943,221)     (675,996)     (3,657,295)
                                                     ------------   -----------   -----------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from sale of common stock...........     2,779,177    13,912,825            --      25,199,667
  Net proceeds from sale of preferred stock........            --            --            --       2,990,439
  Net proceeds from exercise of stock options......        97,413        38,780         2,400         163,593
  Net proceeds from Note payable to Oncor, Inc.....            --            --            --         715,751
  Deferred offering costs..........................       (56,949)      299,815      (299,815)        (56,949)
                                                     ------------   -----------   -----------    ------------
  Net cash provided by (used in) financing
     activities....................................     2,819,641    14,251,420      (297,415)     29,012,501
                                                     ------------   -----------   -----------    ------------
NET (DECREASE) INCREASE IN CASH AND CASH
  EQUIVALENTS......................................    (5,592,191)    5,312,965    (6,543,166)        439,618
CASH AND CASH EQUIVALENTS, beginning of period.....     6,031,809       718,844     7,262,010              --
                                                     ------------   -----------   -----------    ------------
CASH AND CASH EQUIVALENTS, end of period...........  $    439,618   $ 6,031,809   $   718,844    $    439,618
                                                     ============   ===========   ===========    ============
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND
  FINANCING ACTIVITIES:
  Issuance of common stock in exchange for software
     and technology................................  $         --   $        --   $        --    $     55,000
                                                     ============   ===========   ===========    ============
  Issuance of common stock in exchange for stock
     subscription receivable.......................  $         --   $        --   $        --    $     25,000
                                                     ============   ===========   ===========    ============
  Issuance of common stock and warrants in exchange
     for research and development projects
     in-process....................................  $  1,481,148   $        --   $        --    $  1,481,148
                                                     ============   ===========   ===========    ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the period for interest.........  $     56,309   $    54,461   $    52,883    $    192,032
                                                     ============   ===========   ===========    ============

        The accompanying notes are an integral part of these statements.

                                 ONCORMED, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS
                    AS OF DECEMBER 31, 1997, 1996 AND 1995,
  AND FOR THE PERIOD FROM INCEPTION (JULY 12, 1993) THROUGH DECEMBER 31, 1997

 1. BUSINESS DESCRIPTION:

     Oncormed, Inc. (the "Company"), was incorporated on July 12, 1993, in the State of Delaware as a subsidiary of Oncor, Inc. ("Oncor"). As of December 31, 1997, Oncor's ownership of the Company's outstanding common stock was approximately 25.4 percent. The Company is a genomics services company that characterizes newly discovered genes to establish their medical relevance and provides molecular profiling of patients for pharmacogenomic and therapeutic purposes. The Company is in the development stage and has a limited operating history, has incurred operating losses since its inception and expects losses to continue and increase. Since its inception, the Company has been engaged in research and development activities, organizational efforts, and sales and marketing activities including the development of its services, the hiring of its scientific and marketing staff and its initial sales and marketing efforts. The Company's services are currently offered principally in the United States. There can be no assurance that the Company will be successful in the development or commercialization of its services.

     The Company has incurred cumulative losses since its inception and, as of December 31, 1997, had an accumulated deficit of approximately $29.5 million. The Company has yet to generate any significant revenues and cannot anticipate when, or if, it will be able to generate significant revenues in the future. The Company expects that its operating losses will continue as its sales and marketing efforts, research and development programs and laboratory operations continue and increase. At March 23, 1998, the Company had cash, cash equivalents and short-term investments of approximately $2.1 million. Currently, the Company expends from $800,000 to $1,000,000 per month and will need to raise additional funds in the second quarter of 1998 to continue the Company's operations, which raises substantial doubt about whether the Company can continue as a going concern. The Company is currently actively pursuing potential sources of financing including private financings or a collaborative agreement or other arrangements with corporate partners. There can be no assurance that any additional financing will be available or, if available, will be on terms acceptable to the Company. The unavailability of adequate funds in the future would have a material adverse effect on the Company's business, financial condition and results of operations and raises substantial doubt about whether the Company can continue as a going concern. The financial statements do not include any adjustments that might result if the Company is unable to continue as a going concern.

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Use of Estimates

     The preparation of these financial statements required the use of certain estimates by management in determining the entity's assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

  Cash Equivalents and Short Term Investments

     All highly liquid investments with a maturity of three months or less at the date of purchase are considered to be cash equivalents; investments with maturities between three and twelve months are considered to be short term investments. The Company invests its excess funds in commercial paper with banks, money market instruments in U.S. treasury and investment grade securities, and overnight reverse repurchase agreements collateralized by U.S. treasury and investment grade securities. Short term investments are stated at cost, which approximates market.

     As of December 31, 1997, the Company had invested approximately $402,000 in overnight repurchase agreements. The underlying collateral consists of U.S. government securities and U.S. government agency securities. Generally, the maturity date of the Company's repurchase agreements is the next business day. Due

                                 ONCORMED, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                    AS OF DECEMBER 31, 1997, 1996 AND 1995,
  AND FOR THE PERIOD FROM INCEPTION (JULY 12, 1993) THROUGH DECEMBER 31, 1997

to the short-term nature of the agreements, the Company does not take possession of the securities, which are instead held at the Company's bank from which it purchases the securities. The carrying value of the agreements approximates fair value because of the short maturity of the investments. As a result, the Company believes that it is not exposed to any significant risk under its overnight repurchase agreements.

  Impairment of Long-Lived Assets

     The Company complies with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of. The Company reviews its long-lived assets, principally property, plant and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted net cash flows will be less than the carrying amount of the assets. Impairment is measured at fair value.

  Other Current Assets

     Included in other current assets as of December 31, 1997 is approximately $180,000 for prepaid insurance.

  Property and Equipment

     Property and equipment are recorded at cost. Depreciation and amortization expense is calculated using the straight-line method over estimated useful lives of three to five years. Leasehold improvements are amortized over the shorter of the lease terms or useful lives.

     Property and equipment consist of the following:

                                                        AS OF DECEMBER 31,
                                                     -------------------------
                                                        1997          1996
                                                     ----------    -----------
Laboratory equipment...............................  $1,048,174    $   756,495
Computer equipment.................................     483,659        409,560
Computer software..................................     364,164        335,160
Furniture/office equipment.........................     461,455        428,716
Leasehold improvements.............................     315,909        293,368
                                                     ----------    -----------
                                                      2,673,361      2,223,299
Less-accumulated depreciation and amortization.....  (1,606,058)    (1,043,448)
                                                     ----------    -----------
Property and equipment, net........................  $1,067,303    $ 1,179,851
                                                     ==========    ===========

                                 ONCORMED, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                    AS OF DECEMBER 31, 1997, 1996 AND 1995,
  AND FOR THE PERIOD FROM INCEPTION (JULY 12, 1993) THROUGH DECEMBER 31, 1997

  Accrued Expenses and Other Liabilities

     Accrued expenses and other liabilities consist of the following:

                                                          AS OF DECEMBER 31,
                                                         --------------------
                                                           1997        1996
                                                         --------    --------
Payroll and related expenses...........................  $255,291    $318,408
Insurance..............................................   136,448     130,406
Professional/legal fees................................   400,696      58,868
Marketing/operations costs.............................    40,304      48,385
Other..................................................    26,651      36,970
                                                         --------    --------
          Total accrued expenses and other
            liabilities................................  $859,390    $593,037
                                                         ========    ========

  Income Taxes

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No.109"). The Company has incurred losses for both financial and income tax reporting purposes since inception. Accordingly, no provision or benefit for income taxes has been recorded in the accompanying financial statements.

     The components of the Company's deferred tax assets are as follows:

                                                        AS OF DECEMBER 31,
                                                     -------------------------
                                                        1997           1996
                                                     -----------    ----------
Net operating loss and credit carry forwards.......  $10,710,000    $7,330,000
Total other........................................      946,000       181,000
                                                     -----------    ----------
Total deferred tax assets..........................   11,656,000     7,511,000
Less-total deferred tax liabilities................     (155,000)     (112,000)
                                                     -----------    ----------
Net deferred tax asset.............................   11,501,000     7,399,000
Less-valuation reserve.............................  (11,501,000)   (7,399,000)
                                                     -----------    ----------
Deferred tax asset, net of valuation reserve.......  $        --    $       --
                                                     ===========    ==========

     SFAS No. 109 requires that the benefit of deferred tax assets be recorded to the extent that management assesses the realization of such deferred tax assets to be "more likely than not." As of December 31, 1997 and 1996, a valuation reserve was recorded against the Company's entire deferred tax asset due to the uncertainty of realization.

     At December 31, 1997, the Company had net operating loss ("NOL") carry-forwards of approximately $28.0 million available to offset future taxable income. The Company also has research and development tax credits of approximately $48,000 available to reduce future Federal income tax. A portion of the NOL carry-forwards and research and development tax credit carry-forwards are subject to a limitation due to the change in ownership which occurred on the date of the Company's initial public offering. Due to the ownership change which occurred, the amount of the net operating loss carry-forward and research and development tax credit carry-forward which can be utilized on an annual basis will be subject to limitations; however, the Company believes the entire net operating loss carry-forward will be available to be utilized during the carry-forward period. The tax NOL and research and development tax credits may be used through 2012, but begin to expire in 2008. Despite the NOL and research and development credit carry-forwards, the Company may have an income tax liability in future years due to the application of the alternative minimum tax rules. The

                                 ONCORMED, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                    AS OF DECEMBER 31, 1997, 1996 AND 1995,
  AND FOR THE PERIOD FROM INCEPTION (JULY 12, 1993) THROUGH DECEMBER 31, 1997

utilization of these tax NOL and research and development credit carry-forwards is subject to statutory limitation regarding subsequent changes in ownership.

  Revenue Recognition

     Revenues are principally derived from providing genetic testing and information services, technology licensing fees and royalties associated with its proprietary information and software licensing associated with its risk assessment service. Revenues are also derived from grant contract work. Revenues from the Company's genetic testing and information services and grant work are recognized as they are provided. Revenues from technology licensing fees are recognized when the licensing agreement has been executed. Revenues from technology licensing royalties are recognized when earned. Revenues from its risk assessment service are recognized over the license period. During 1997, one customer accounted for approximately 19% of the Company's revenue. At December 31, 1997, one customer represented approximately 60% of the Company's net accounts receivable balance. As of February 28, 1998, that outstanding receivable was paid in full.

  Research and Development Costs

     Research and development costs are charged to expense as incurred.

  Net Loss Per Common Share

     In March 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 is effective for the financial statements issued for period ending after December 15, 1997. The Company has implemented SFAS No. 128 for 1997. SFAS No. 128 requires dual presentation of basic and diluted earnings per share. Basic loss per share includes no dilution and is computed by dividing net loss available to common stockholders by weighted average number of common shares outstanding for the period. Diluted loss per share includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Options and convertible securities that were outstanding at December 31, 1997, were not included in the computation of diluted loss per share as their effect would be anti-dilutive. As a result, the basic and diluted loss per share amounts are identical.

     In February 1998, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 98 on computations of earnings per share. SAB 98 replaces SAB 83 which previously required that all issuances of common stock, options and warrants issued within one year of an initial public offering be included in the calculation of earnings per share as if outstanding for all periods presented. Under SAB 98, only issuances of common stock, options and warrants issued for nominal consideration in periods preceding an initial public offering are required to be included in the calculation of earnings per share as if they were outstanding for all periods presented. In the periods preceding the Company's initial public offering the Company had no nominal issuances of common stock, options or warrants.

     Earnings per share for the inception to date period presented which includes the periods preceding the Company's initial public offering has been restated to comply with SAB 98.

  Reclassification

     Certain 1995 and 1996 balances have been reclassified to conform with 1997 financial statement presentation.

                                 ONCORMED, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                    AS OF DECEMBER 31, 1997, 1996 AND 1995,
  AND FOR THE PERIOD FROM INCEPTION (JULY 12, 1993) THROUGH DECEMBER 31, 1997

 3. RELATED-PARTY TRANSACTIONS:

  License Agreement

     Previously, under the license agreement with Oncor, the Company was obligated to pay royalties on a semi-annual basis to Oncor for Oncor technologies existing as of the date of the Oncor Agreement, equal to the greater of (i) six percent of the Company's net sales revenues resulting from services based on Oncor's technologies, subject to certain adjustments, or (ii) $100,000. In February 1997, the Company and Oncor agreed to certain changes to the license agreement with Oncor (as amended and modified, the "Oncor Agreement"). Fees payable to Oncor under the license agreement with Oncor and the Oncor Agreement of approximately $200,000, $200,000, $200,000 and $892,000 are included in laboratory operations expense for the years ended December 31, 1997, 1996 and 1995, and the period from inception (July 12, 1993) to December 31, 1997, respectively.

     Pursuant to the Oncor Agreement, Oncor is providing the Company with an exclusive worldwide license to certain of Oncor's existing human genome technologies that are useful for purposes of development and commercialization of certain of the Company's services, including: (i) testing, detection and/or analysis of cancer-predisposing genes; (ii) genetic assessment of risk of an individual to develop cancer; and (iii) testing and analysis for the purposes of cancer management. In addition, Oncor is providing the Company with a non-exclusive worldwide license to certain of Oncor's existing human genome technologies, and any future improvements thereto, to be used by the Company in the provision of services direct to third parties other than those to whom services are provided pursuant to the exclusive license. The Company does not have the right to sublicense any Oncor technologies licensed to it by Oncor without Oncor's prior written consent. Technologies sublicensed to the Company by Oncor include technologies covered by the collaborative licensing and research agreements between Oncor and each of The Johns Hopkins University and the Massachusetts General Hospital. The term of the Oncor Agreement shall expire in June 2004 unless earlier terminated in accordance with its terms. Further, in the event of a change of control of Oncor, the acquiring party shall have the option to either maintain the Oncor Agreement or to terminate the Oncor Agreement. In the event that the acquirer terminates the Oncor Agreement, both the exclusive license and the non-exclusive license shall remain in full force and effect under rates to be determined.

     Under the terms of the Oncor Agreement, the Company is obligated to make payments on a quarterly basis to Oncor equal to a range of four percent (4%) to two percent (2%) of the Company's annual net sales. During the period from April 1, 1997 to March 31, 1998, the Company is obligated to pay Oncor a minimum amount equal to $50,000 per quarter. During the period from April 1, 1998 to March 31, 1999, the Company is obligated to pay Oncor a minimum amount equal to $25,000 per quarter. Thereafter, there shall be no minimum payment required to be made by the Company to Oncor in connection with the agreement.

     In addition, subject to certain third-party contractual limitations, prior to the license or disposition (whether by assignment, transfer or license) to a third party by the Company or Oncor of their respective technologies, the non-offering party shall have a right of first offer with respect to such technologies. If the non-offering party accepts the offer, the Company and Oncor shall negotiate in good faith the terms and conditions of any such license or acquisition agreement.

     Oncor has the primary right and obligation to obtain, maintain and enforce proprietary rights in relation to all its own technologies and any improvements to such technologies assigned to Oncor by the Company. The Company has the primary right and obligation to obtain, maintain and enforce proprietary rights in relation to all its own technologies.

                                 ONCORMED, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                    AS OF DECEMBER 31, 1997, 1996 AND 1995,
  AND FOR THE PERIOD FROM INCEPTION (JULY 12, 1993) THROUGH DECEMBER 31, 1997

     During the second quarter of 1995, the Company finalized a services agreement with Oncor and Codon Pharmaceuticals, Inc. ("Codon", a subsidiary of Oncor), whereby the Company agreed to pay for laboratory supplies and equipment provided by Oncor and Codon ("Services Agreement"). The Services Agreement also provides that the Company will perform certain experiments for Oncor at specified rates.

     Related party revenues and expenses are as follows:

                                                                                    PERIOD FROM
                                                                                     INCEPTION
                                                                                  (JULY 12, 1993)
                                              FOR THE YEARS ENDED DECEMBER 31,        THROUGH
                                              --------------------------------     DECEMBER 31,
                                                1997        1996        1995           1997
                                              --------    --------    --------    ---------------
Sales to related party......................  $  3,941    $  5,700    $ 42,180      $   51,821
Operating Expenses to related party:
  Laboratory operations.....................   272,000     272,610     200,000       1,036,610
  Selling, general and administrative.......  --......       4,394     247,000         977,896
  Research and development..................     2,803      71,784    --......         173,085

     All of the related party revenues for the year ended December 31, 1997 were for testing services performed for Oncor. Of the related party expenses for the year ended December 31, 1997, $72,000 in laboratory operations was for equipment rental from Codon, a subsidiary of Oncor. As of December 31, 1997, the total amount owed to Oncor by the Company under the above agreements and for other services excluding the Oncor License was approximately $32,000.

  Promissory Note with Oncor, Inc.

     In June 1994, the Company converted $715,751 owed to Oncor for license fees previously incurred and for prior services rendered into a Convertible Subordinated Promissory Note (the "Convertible Note"), which principal is due in June 1999. The Convertible Note bears interest at seven percent and is convertible into common stock at the holder's option at a conversion price of $20 per share of common stock. Interest expense recorded by the Company relating to the Convertible Note was $50,798 for the year ended December 31, 1997. The fair value of the Convertible Note is not materially different from the carrying value.

 4. DEFERRED REVENUES:

     Deferred revenues totaling approximately $81,000 and $50,000 as of December 31, 1997 and 1996, respectively, consisted of prepaid amounts related to laboratory testing and prepaid fees related to various risk assessment service agreements.

 5. STOCKHOLDERS' EQUITY:

  Preferred Stock

     The Company is authorized to issue up to 2,000,000 shares of preferred stock. In December 1993, the Company completed a private placement of 1,000,000 shares of Series A Convertible Preferred Stock for $3,000,000. Concurrent with the initial public offering, each share of Series A Convertible Preferred Stock was converted into common stock on a one for one basis. On February 27, 1998, the Company completed a $3 million equity financing through a private placement of 6% Series A convertible preferred stock to certain investors. The preferred stock is convertible into the Company's common stock at a conversion price to be determined based on either the closing bid price of the Common Stock as of February 26, 1998, or the closing

                                 ONCORMED, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                    AS OF DECEMBER 31, 1997, 1996 AND 1995,
  AND FOR THE PERIOD FROM INCEPTION (JULY 12, 1993) THROUGH DECEMBER 31, 1997

bid price of the Company's Common Stock at the time of such conversion. The convertible preferred stock may be redeemed at the option of the investors in certain circumstances. In addition, in connection with the transaction, the Company has issued to the investors warrants to purchase shares of common stock. Subject to certain conditions, the Company and the investors each have the right to increase the aggregate amount of the equity financing by an additional $3 million (for aggregate investment of $6 million). On March 5, 1998, the Company filed a Form 8-K in connection with this transaction.

  Common Stock

     On October 25, 1995, the Board approved and on November 27, 1995, the stockholders approved an increase in authorized common stock from 10,000,000 shares to 40,000,000 shares.

     On February 2, 1996, the Company completed the sale of 2,000,000 shares of common stock in a public offering ("Offering") resulting in gross proceeds to the Company of approximately $15.5 million. Net proceeds to the Company for the Offering, after transaction costs, were approximately $13.9 million.

     On February 25, 1997, in consideration for the grant of the license and $3,000,000 in cash, the Company issued to Incyte 773,588 shares of the Company's Common Stock and a warrant to purchase up to an aggregate of 10% of the Company's Common Stock issued and outstanding on the date of such warrant's exercise. As a result of this transaction, Oncor's ownership of the Company's outstanding common stock was reduced from approximately 29 percent to approximately 25.4 percent. See Footnote 7 -- Agreements.

  Warrants

     Concurrent with the initial public offering, the Company issued warrants to the underwriter to purchase an aggregate of 133,500 shares of common stock at $6.90 per share. The warrants are exercisable from September 27, 1996 to September 26, 1999.

     As part of a license, services and marketing agreement with Incyte Pharmaceuticals, Inc., the Company issued a warrant to Incyte to purchase up to an aggregate of ten percent of the Company's common stock. See Footnote
7 -- Agreements.

     As part of the Series A convertible preferred stock transaction, the investors received warrants to purchase an aggregate of 166,666 shares of the Company's Common Stock at an exercise price of $8.54 per share. These warrants expire on February 27, 2001.

  Stock Purchase Plan

     On April 19, 1996, the Board approved and on June 12, 1996, the stockholders approved the adoption of the Company's Employee Stock Purchase Plan to provide all eligible employees, who have completed ninety days of service, an opportunity to purchase shares of its common stock through payroll deductions. Each purchase period has a duration of six (6) months. Purchase periods run from the first business day in August to the last business day in January and from the first business day in February to the last business day in July. The purchase price is the lower of 85% of the fair market value of the stock on the first or last day of the purchase period. The aggregate number of shares purchased by an employee may not exceed 750 shares per purchase period (subject to periodic adjustments and limitations imposed by the Internal Revenue Code).

     A total of 200,000 shares are available for purchase under the plan. There were approximately 12,000 shares issued under the plan during fiscal 1997. On January 30, 1998, approximately 3,000 shares of common stock were issued under the plan.

                                 ONCORMED, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                    AS OF DECEMBER 31, 1997, 1996 AND 1995,
  AND FOR THE PERIOD FROM INCEPTION (JULY 12, 1993) THROUGH DECEMBER 31, 1997

  Stock Option Plan

     The Board of Directors of the Company approved a restated stock option plan, under which 1,500,000 shares of the Company's common stock were originally reserved for issuance. On October 25, 1995, the Board approved and on November 27, 1995, the stockholders approved the increase of shares authorized for issuance from 1,500,000 shares to 2,250,000 shares. The Company's options generally vest over three to five years and terminate in ten years after the date of grant. The Company adopted the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation, effective for the Company's December 31, 1996 financial statements. The Company applies APB Opinion No. 25 and related Interpretations in accounting for its stock based plans. Accordingly, compensation cost has been recognized for its stock plans based on the intrinsic value of the stock option at date of grant (i.e. the difference between the exercise price and the fair market value of the Company's common stock). Had compensation expense been recorded for the Company's stock-based compensation plan based on the fair market value of the Company's common stock at the grant dates for stock option awards under the plan consistent with the method of SFAS No. 123, the Company's net loss and net loss per share would have been increased to the pro forma amounts indicated below.

                                                 1997           1996           1995
                                             ------------    -----------    -----------
Net loss, as reported......................  $(10,746,329)   $(7,455,973)   $(6,510,547)
Net loss, pro forma........................  $(11,045,253)   $(7,604,319)   $(6,548,304)
Net loss per share, as reported............  $      (1.39)   $     (1.10)   $     (1.32)
Net loss per share, pro forma..............  $      (1.43)   $     (1.12)   $     (1.12)

     The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 1995, 1996 and 1997, respectively: no dividend yield, expected volatility of 30%, 30% and 52.1%, risk-free interest rate of 6.04%, 6.12% and 5.84%, and expected life of five years, five years and ten years. Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, per the rules, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

                                 ONCORMED, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                    AS OF DECEMBER 31, 1997, 1996 AND 1995,
  AND FOR THE PERIOD FROM INCEPTION (JULY 12, 1993) THROUGH DECEMBER 31, 1997

     A summary of stock option activity is as follows:

                                                               NUMBER       WTD AVERAGE
                                                              OF SHARES    EXERCISE PRICE
                                                              ---------    --------------
Options outstanding at December 31, 1993....................    405,000        $0.50
  Granted...................................................    909,500        $2.87
  Exercised.................................................         --           --
  Canceled..................................................    (14,500)       $1.83
                                                              ---------        -----
Options outstanding at December 31, 1994....................  1,300,000        $2.14
  Granted...................................................    158,500        $8.11
  Exercised.................................................     (4,800)       $0.50
  Canceled..................................................    (14,200)       $5.72
                                                              ---------        -----
Options outstanding at December 31, 1995....................  1,439,500        $2.77
  Granted...................................................    283,000        $5.29
  Exercised.................................................    (41,058)       $0.94
  Canceled..................................................   (139,200)       $6.75
                                                              ---------        -----
Options outstanding at December 31, 1996....................  1,542,242        $2.92
  Granted...................................................    190,500        $6.05
  Exercised.................................................    (94,200)       $1.03
  Canceled..................................................    (52,500)       $7.98
                                                              ---------        -----
Options outstanding at December 31, 1997....................  1,586,042        $3.24
                                                              =========        =====

     The number of options exercisable as of December 31, 1997, 1996, 1995 and 1994 was 1,147,959, 1,001,193, 641,306, and 263,493, respectively, with weighted average exercise prices of $2.70, $2.36, $2.07 and $1.41, respectively.

     The outstanding options at December 31, 1997 have exercise prices between $0.50 and $10.125 with a weighted average exercise price of $3.24 and a weighted average remaining contractual life of 6.9 years. The options exercisable at December 31, 1997 have exercise prices between $0.50 and $10.125. On July 29, 1997, the Company offered to reprice options for all employees, other than officers and directors, to the fair market value at that date of $5.375 per share. The number of options would remain the same. However, there would be a new four year vesting schedule starting on July 29, 1997. The number of options repriced was 40,500. The number of options available for future grants as of December 31, 1997 was 473,900.

     Included in the grants described above for the years ended December 31, 1997 and 1996, are options to purchase 39,360 and 18,000 shares granted to non-employees, respectively. Pursuant to SFAS No. 123, the Company accounts for these options using a fair value method, with the fair value of these options determined at the date of issuance. For these options, the Company recorded approximately $78,700 and $6,400 in expenses and approximately $64,700 and $21,400 in deferred compensation for the years ending December 31, 1997 and 1996, respectively.

     Compensation expense for employees is recognized for the difference between the exercise price of the options granted and the fair market value of the Company's common stock. Total deferred compensation of $256,500 was recorded in 1994. This amount was adjusted by $4,686 due to the cancellation of options. Compensation expense of $36,852, $54,037, and $61,928 has been recognized for the years ended December 31, 1997, 1996 and 1995, respectively.

                                 ONCORMED, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                    AS OF DECEMBER 31, 1997, 1996 AND 1995,
  AND FOR THE PERIOD FROM INCEPTION (JULY 12, 1993) THROUGH DECEMBER 31, 1997

 6. COMMITMENTS:

  Lease Commitments and Rental Expense

     The Company leases office space under operating lease agreements which expire at various dates through 2001. The Company intends to renew its primary lease, which expires in November 1998. The lease payments below do not reflect the intended lease renewal. Minimum future annual lease payments under these lease agreements as of December 31, 1997, are as follows:

                   FOR THE YEAR ENDING
                       DECEMBER 31,                          AMOUNT
                   -------------------                      --------
       1998...............................................  $194,000
       1999...............................................    48,000
       2000...............................................    50,000
       2001...............................................    48,000
                                                            --------
       Total..............................................  $340,000
                                                            ========

     Total rent expense approximated $177,000, $177,000, $180,000, and $640,000 for the years ended December 31, 1997, 1996 and 1995 and the period from inception (July 12, 1993) to December 31, 1997, respectively.

  Licensing and Research Agreements

     In addition to the Oncor License discussed in Note 3, the Company has entered into several licensing, consulting and clinical study agreements. The terms of significant agreements are as follows:

     Incyte Pharmaceuticals, Inc. -- In February 1997, the Company entered into a license, services and marketing agreement with Incyte Pharmaceuticals, Inc. to form a broad-based collaboration in clinical genomics designed to create an integrated genomics and sequence-based mutation analysis capability for the two companies. As part of the agreement, the Company licenses certain technologies at agreed upon rates. The term of the agreement expires on February 25, 2000 unless extended by mutual agreement or earlier terminated in accordance with its terms.

     Hereditary Cancer Institute -- In September 1993, the Company entered into a licensing and marketing agreement with The Hereditary Cancer Institute ("HCI") and the Creighton University School of Medicine, which included access to HCI's familial cancer database, software and physician consulting services. In July 1995, the Company extended for five years the license agreement, expanded the scope of the license agreement to include commercialization rights to HCI's DNA library, and entered into a services agreement for the provision by HCI of genetic history reports. Under the extended license agreement, the Company continues to pay an annual sponsorship fee of $250,000, in quarterly installments which is offset by a percentage of the amounts paid under the services agreement. In addition, under the extended license agreement, the Company is required to pay a royalty on net sales of products and services which make use of the HCI database, other than genetic history reports, and on license income derived from sublicenses to third parties of the Company's rights to the HCI database.

     ZENECA Diagnostics -- In August 1996, the Company and ZENECA Limited, acting through ZENECA Diagnostics, entered into a five-year collaboration agreement under which ZENECA Diagnostics will supply the Company with proprietary cancer reagents based on patented ZENECA ARMS technology for use by the Company's advanced cancer genetic testing laboratory in the U.S. The agreement automatically

                                 ONCORMED, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                    AS OF DECEMBER 31, 1997, 1996 AND 1995,
  AND FOR THE PERIOD FROM INCEPTION (JULY 12, 1993) THROUGH DECEMBER 31, 1997

renews for successive twelve-month periods unless terminated by either party. During mid-1997, the Company and ZENECA Diagnostics successfully completed the first application of the ARMS technology to detect mutations associated with breast/ovarian cancer.

     The Regents of the University of California -- The Company entered into a license agreement, effective August 8, 1996, with the Regents of the University of California for the use of certain genetic markers for breast and ovarian cancer. Under the agreement, the Company is obligated to pay royalties for the use of the technology as clinical laboratory services are performed. Royalty payments are payable semi-annually, 60 days after the end of each six month period.

     Cancer Research Campaign Technology Limited and Duke -- Pursuant to a License Agreement (the "BRCA2 Agreement"), dated July 7, 1997, by and among the Company, Cancer Research Campaign Technology Limited ("CRCT") and Duke University ("Duke"), CRCT and Duke have granted the Company an exclusive, worldwide royalty-bearing license to certain patents and patent applications relating to the BRCA2 gene and related discoveries (the "BRCA2 Technology") for the purpose of providing diagnostic services, diagnostic products and research products relating thereto. In consideration of the grant of the license, the Company has paid CRCT an up-front fee. Contemporaneously, the Company granted back to CRCT and Duke certain limited rights to use the BRCA2 Technology to provide diagnostic services to any UK National Health Service Hospital and to patients affiliated with Duke, respectively. Unless terminated earlier in accordance with its terms, the BRCA2 Agreement expires, on a country-by-country basis, on the date of expiration of the last to expire BRCA2 patent in such country or, if no BRCA2 patent is granted in a given country, ten (10) years after the first commercial provision of diagnostic services or diagnostic products in such country. In addition, the Company will share in a portion of the revenues generated from any therapeutic licensing. Royalty payments are payable quarterly, 40 business days after the end of each quarter.

     Minimum payments due under these and other agreements, excluding the Oncor License, as of December 31, 1997, are as follows:

                   FOR THE YEAR ENDING
                      DECEMBER 31,                           AMOUNT
---------------------------------------------------------  ----------
      1998...............................................  $  704,000
      1999...............................................     448,000
      2000...............................................     329,000
      2001...............................................       7,500
      2002...............................................       7,500
                                                           ----------
                                                           $1,496,000
                                                           ==========

 7. AGREEMENTS:

     Pursuant to a License, Services and Marketing Agreement (the "Incyte Agreement"), dated February 25, 1997, the Company and Incyte Pharmaceuticals, Inc., a Delaware corporation ("Incyte"), formed a collaboration in clinical genomics. The term of the Incyte Agreement expires on February 25, 2000 (the "Initial Term") unless extended by mutual agreement or earlier terminated in accordance with its terms.

     The Company has agreed to perform certain specified clinical genomic services relating to the creation of a tissue repository and the performance of a gene functional studies program (the "Collaborative Services"). Incyte has agreed to purchase a specified minimum of Collaborative Services during each year of the Initial Term. In addition, under the terms of the Incyte Agreement, the Company obtained a non-exclusive, royalty-bearing license (without the right to sublicense) to use Incyte's high-throughput sequencing technology for use in the Company's clinical diagnostic services for a period ending five (5) years following termination of the

                                 ONCORMED, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                    AS OF DECEMBER 31, 1997, 1996 AND 1995,
  AND FOR THE PERIOD FROM INCEPTION (JULY 12, 1993) THROUGH DECEMBER 31, 1997

Incyte Agreement, subject to certain limitations. In consideration for the grant of the license and $3,000,000 in cash, the Company issued to Incyte (i) 773,588 shares of the Company's Common Stock, and (ii) a warrant to purchase up to an aggregate of 10% of the Company's Common Stock issued and outstanding on the date of such warrant's exercise. The warrant is exercisable until February 25, 2000 at an exercise price per share equal to the greater of 110% of the fair market value per share of Common Stock on the trading day prior to the date of exercise or (i) $8.00 per share (if the warrant is exercised on or prior to February 25, 1998), (ii) $9.00 per share (if the warrant is exercised after February 25, 1998, but on or prior to February 25, 1999), or (iii) $13.50 per share (if the warrant is exercised after February 25, 1999, but on or prior to February 25, 2000). Notwithstanding the foregoing sentence, Incyte has the option to fix the exercise price per share during each of aforementioned periods; provided, however, that in no event shall the exercise price per share during each of the aforementioned periods be less than $8.00, $9.00 or $13.50 per share, respectively. The Company has also agreed to issue to Incyte, under certain circumstances, up to an additional aggregate of 130,726 shares of the Company's Common Stock. Pursuant to the terms of an Investor's Rights Agreement between the Company and Incyte, Incyte was granted certain registration and other stockholder rights.

     The Company issued certain of the shares to Incyte in consideration for current and future technologies to further enhance the efficiencies of the laboratory. The technologies are in development and approximately $1.5 million was allocated to research and development projects in-process and expensed in the first quarter of 1997.

     Affymetrix, Inc. -- In September 1996, the Company entered into an agreement with Affymetrix, Inc. ("Affymetrix") to collaborate in the development and clinical validation of genetic testing services using the Affymetrix GeneChip system for analysis of genes associated with cancer beginning with the p53 gene. In October 1997, the Company expanded its collaboration with Affymetrix. Under the new agreement, the companies will co-develop a GeneChip system for BRCA1 and BRCA2 genotyping.

     The Company will design and validate the BRCA1 and BRCA2 GeneChip array which will be manufactured by Affymetrix. The Company will receive royalties on all BRCA1 and BRCA2 array sales. The initial term of the new agreement is three years.

 8. RETIREMENT PLAN:

     The Company sponsors a 401(k) defined contribution plan ("401(k) Plan") in which all regular employees who have attained age 21 may participate. Because the 401(k) Plan does not currently provide for Company contributions, no related expense has been recorded since inception.

 9. SUBSEQUENT EVENTS:

     In January 1998, the Company and Children's Hospital Los Angeles ("CHLA") entered into an agreement (the "CHLA Agreement") whereby CHLA agreed to provide resources and personnel to act as a biorepository site for the Company's library of tissue samples. The CHLA Agreement expires on January 29, 2001, unless modified by written amendment, renewal or extension or earlier terminated in accordance with its terms. The Company has agreed to pay for all of CHLA's costs incurred in the performance of the scope of work, as described in the CHLA Agreement.

     On February 27, 1998, the Company completed a $3 million equity financing through a private placement of 6% Series A convertible preferred stock to certain investors. The preferred stock is convertible into the Company's common stock at a conversion price to be determined based on either the closing bid price of the Common Stock as of February 26, 1998, or the closing bid price of the Company's Common Stock at the time of such conversion. The convertible preferred stock may be redeemed at the option of the investors in certain circumstances. In addition, in connection with the transaction, the Company has issued to the investors warrants to purchase shares of common stock. Subject to certain conditions, the Company and the investors

                                 ONCORMED, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                    AS OF DECEMBER 31, 1997, 1996 AND 1995,
  AND FOR THE PERIOD FROM INCEPTION (JULY 12, 1993) THROUGH DECEMBER 31, 1997

each have the right to increase the aggregate amount of the equity financing by an additional $3 million (for an aggregate investment of $6 million). On March 5, 1998, the Company filed a Form 8-K in connection with this transaction.

     On March 6, 1998, Incyte exercised its pro rata share and purchased Thirty Three (33) shares of the 6% Series A convertible preferred stock for an aggregate of $330,000.

10. GENE LOGIC INC. ACQUISITION:

     On July 6, 1998, the Company, Gene Logic Inc. and Gene Logic Acquisition Corp. entered into a definitive Agreement and Plan of Merger and Reorganization (the "Merger Agreement") whereby the Company will merge with and into Gene Logic Acquisition Corp. (the "Merger"). Upon consummation of the Merger, the Company will cease to exist. As part of the Merger, Gene Logic Inc. has extended to the Company a $2.0 million line of credit secured by certain assets for working capital purposes until the Merger is consummated. Advances under the loan shall not exceed $500,000 per month. Interest accrues daily at a per annum rate that Citibank N.A. has announced as its prime lending rate. In the event the Merger is not consummated, the line of credit will be cancelled and amounts outstanding will become due on March 31, 1999. If the Merger is not consummated, the Company will need to raise additional funds which may or may not be available on a timely basis or on satisfactory terms which continues to raise substantial doubt whether the Company can continue as a going concern.

     In connection with the Merger, the Company's Series A Preferred Shareholders waived their cash redemption rights and rights to any additional financings under a Series B Convertible Preferred Stock arrangement.

11. MYRIAD GENETICS SETTLEMENT:

     On May 18, 1998, Myriad Genetics, Inc. ("Myriad") and the Company settled all outstanding lawsuits between the parties. As part of the settlement, the Company granted to Myriad exclusive rights to all current and pending Company patents in the field of BRCA1 and BRCA2 for reference lab testing in consideration for certain payments and royalties payable to the Company. Both parties will retain diagnostic product and therapeutic rights in their respective patents.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Oncormed, Inc.:

We have audited, in accordance with generally accepted auditing standards, the financial statements of Oncormed, Inc. (a Delaware corporation in the development stage), included in this Form S-4 and have issued our report thereon dated February 20, 1998 (except with respect to the acquisition described in Note 10, as to which the date is July 6, 1998, and to the settlement described in Note 11, as to which the date is May 18, 1998). Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index to the financial statements is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states, in all material respects, the financial data required to be set forth therein, in relation to the basic financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP

Washington, D.C.
February 20, 1998

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                                                  BALANCE AT      CHARGED                     BALANCE
                                                  BEGINNING       TO COSTS                    AT END
DESCRIPTION                                       OF PERIOD     AND EXPENSES    WRITE-OFF    OF PERIOD
-----------                                       ----------    ------------    ---------    ---------
DECEMBER 31, 1993
Allowance for doubtful accounts.................   $    --        $    --        $    --      $    --

DECEMBER 31, 1994
Allowance for doubtful accounts.................        --             --             --           --

DECEMBER 31, 1995
Allowance for doubtful accounts.................        --          7,000             --        7,000

DECEMBER 31, 1996
Allowance for doubtful accounts.................     7,000         28,000          3,000       32,000

DECEMBER 31, 1997
Allowance for doubtful accounts.................    32,000         23,000         13,000       42,000

                                 ONCORMED, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEETS

                                                                 AS OF          AS OF
                                                               MARCH 31,     DECEMBER 31,
                                                                  1998           1997
                                                              ------------   ------------
                                                              (UNAUDITED)
                                         ASSETS
Current assets:
  Cash and cash equivalents.................................  $  3,166,788   $    439,618
  Short term investments....................................            --      1,038,933
  Accounts receivable, net allowance for doubtful accounts
     of $43,000 and $42,000.................................       143,625        298,538
  Other current assets......................................       190,422        275,274
                                                              ------------   ------------
          Total current assets..............................     3,500,835      2,052,363
                                                              ------------   ------------
Non-current assets:
  Property and equipment, net...............................       984,840      1,067,303
  Deferred offering costs...................................            --         56,949
                                                              ------------   ------------
          Total non-current assets..........................       984,840      1,124,252
                                                              ------------   ------------
     TOTAL ASSETS...........................................  $  4,485,675   $  3,176,615
                                                              ============   ============

                          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $    851,524   $    761,169
  Accrued expenses and other liabilities....................       995,461        859,390
  Payable to Oncor, Inc.....................................       152,961         82,552
  Deferred revenue..........................................     1,116,114         72,347
                                                              ------------   ------------
          Total current liabilities.........................     3,116,060      1,775,458
                                                              ------------   ------------
Non-current liabilities:
  Note payable to Oncor Finance, Inc........................       715,751        715,751
  Deferred revenue..........................................         5,900          8,596
                                                              ------------   ------------
          Total non-current liabilities.....................       721,651        724,347
                                                              ------------   ------------
     TOTAL LIABILITIES......................................     3,837,711      2,499,805
                                                              ------------   ------------
Commitments And Contingencies (Notes 1 and 6)
  Stockholders' Equity:
     Series A preferred stock, $.01 par value, 2,000,000
      shares authorized, 333 and 0 shares issued and
      outstanding...........................................     2,873,990             --
  Common stock, $.01 par value, 40,000,000 shares,
     authorized, 7,882,833 and 7,876,423 shares issued and
     outstanding............................................        78,828         78,764
  Additional paid-in capital................................    30,490,589     30,234,082
  Deferred compensation.....................................       (89,338)      (103,462)
  Deficit accumulated during the development stage..........   (32,706,105)   (29,532,574)
                                                              ------------   ------------
     TOTAL STOCKHOLDERS' EQUITY.............................       647,964        676,810
                                                              ------------   ------------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.............  $  4,485,675   $  3,176,615
                                                              ============   ============

      The accompanying notes are an integral part of these balance sheets.

                                 ONCORMED, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                                     PERIOD FROM
                                                                                      INCEPTION
                                                  THREE MONTHS ENDED MARCH 31,     (JULY 12, 1993)
                                                  ----------------------------    THROUGH MARCH 31,
                                                      1998            1997              1998
                                                  ------------    ------------    -----------------
REVENUES........................................  $   264,396     $   115,279       $  2,197,121
OPERATING EXPENSES:
  Cost of sales -- direct.......................      196,845          53,966          1,132,821
  Laboratory operations.........................      807,140         706,805         10,595,265
  Selling, general and administrative...........    1,986,012       1,324,821         19,495,858
  Research and development......................      172,973         225,616          2,905,427
  Acquired in-process research and development
     projects...................................           --       1,481,148          1,481,148
                                                  -----------     -----------       ------------
          Total expenses........................    3,162,970       3,792,356         35,610,519
                                                  -----------     -----------       ------------
OPERATING LOSS..................................   (2,898,574)     (3,677,077)       (33,413,398)
Interest income.................................       21,257          94,600          1,195,539
Interest expense................................      (14,275)        (14,598)          (206,307)
                                                  -----------     -----------       ------------
NET LOSS........................................  $(2,891,592)    $(3,597,075)      $(32,424,166)
                                                  -----------     -----------       ------------
Dividend and accretion embedded in conversion of
  Series A Convertible Preferred Stock..........     (281,939)             --           (281,939)
                                                  -----------     -----------       ------------
Net loss per share applicable to common stock...  $(3,173,531)    $(3,597,075)      $(32,706,105)
                                                  ===========     ===========       ============
BASIC AND DILUTED NET LOSS PER SHARE
  (unaudited)...................................  $     (0.40)    $     (0.49)      $      (5.55)
                                                  ===========     ===========       ============
SHARES USED IN COMPUTING NET LOSS PER SHARE
  (unaudited)...................................    7,881,519       7,320,698          5,897,303
                                                  ===========     ===========       ============

        The accompanying notes are an integral part of these statements.

                                 ONCORMED, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF CASH FLOW
                                  (UNAUDITED)

                                                                                    PERIOD FROM
                                                        THREE MONTHS ENDED           INCEPTION
                                                            MARCH 31,             (JULY 12, 1993)
                                                    --------------------------   THROUGH MARCH 31,
                                                       1998           1997             1998
                                                    -----------    -----------   -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss........................................  $(2,891,592)   $(3,597,075)    $(32,424,166)
  Adjustments to reconcile net loss to net cash
     used in operating activities :
     Depreciation and amortization................      136,494        138,277        1,742,552
     Amortization of deferred compensation........       11,712          9,213          331,250
     Acquired in-process research and development
       costs......................................           --      1,481,148        1,481,148
     Changes in operating assets and liabilities:
     Accounts receivable..........................      154,913         68,568         (143,625)
     Other assets.................................       84,852        112,930         (190,422)
     Accounts payable.............................       90,355       (453,590)         851,524
     Accrued expenses and other liabilities.......      136,071        217,527          995,461
     Deferred revenue.............................    1,041,071         16,000        1,122,014
     Payable to Oncor, Inc........................       70,409        (31,973)         152,961
                                                    -----------    -----------     ------------
     Net cash used in operating activities........   (1,165,715)    (2,038,975)     (26,081,303)
                                                    -----------    -----------     ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment..............      (54,031)       (75,879)      (2,672,393)
  Redemptions of short-term investments...........    1,038,933      1,151,941        6,784,528
  Purchases of short-term investments.............           --     (2,819,549)      (6,784,528)
                                                    -----------    -----------     ------------
     Net cash provided by (used in) investing
       activities.................................      984,902     (1,743,487)      (2,672,393)
                                                    -----------    -----------     ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from sale of common stock..........       16,464      2,762,436       25,216,131
  Net proceeds from sale of preferred stock.......    2,828,883             --        5,819,322
  Net proceeds from exercise of stock options.....        5,687         68,000          169,280
  Net proceeds from Note payable to Oncor Finance,
     Inc..........................................           --             --          715,751
  Decrease in deferred offering costs.............       56,949             --               --
                                                    -----------    -----------     ------------
     Net cash provided by financing activities....    2,907,983      2,830,436       31,920,484
                                                    -----------    -----------     ------------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS.....................................    2,727,170       (952,026)       3,166,788
CASH AND CASH EQUIVALENTS, beginning of period....      439,618      6,031,809               --
                                                    -----------    -----------     ------------
CASH AND CASH EQUIVALENTS, end of period..........  $ 3,166,788    $ 5,079,783     $  3,166,788
                                                    ===========    ===========     ============
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND
  FINANCING ACTIVITIES
  Issuance of common stock in exchange for
     software and technology......................  $        --    $        --     $     55,000
                                                    ===========    ===========     ============
  Issuance of common stock in exchange for stock
     subscription receivable......................           --    $        --     $     25,000
                                                    ===========    ===========     ============
  Issuance of common stock and warrants in
     exchange for research and development
     projects in-process..........................  $        --    $ 1,481,148     $  1,481,148
                                                    ===========    ===========     ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the period for interest........  $    14,275    $    14,598     $    206,307
                                                    ===========    ===========     ============

                                 ONCORMED, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS
                              AS OF MARCH 31, 1998
                                  (UNAUDITED)

 1. BUSINESS DESCRIPTION:

     Oncormed, Inc. (the "Company"), was incorporated on July 12, 1993, in the State of Delaware. The Company is a genomics services company that characterizes newly discovered genes to establish their medical relevance and provides molecular profiling of patients for pharmacogenomic and therapeutic purposes. The Company is in the development stage and has a limited operating history, has incurred operating losses since its inception and expects losses to continue and increase. Since its inception, the Company has been engaged in research and development activities, organizational efforts, and sales and marketing activities including the development of its services, the hiring of its scientific and marketing staff and its initial sales and marketing efforts. The Company's services are currently offered principally in the United States. There can be no assurance that the Company will be successful in the development or commercialization of its services.

     The Company has incurred cumulative losses since its inception and, as of March 31, 1998, had an accumulated deficit of approximately $32.7 million. The Company has yet to generate any significant revenues and cannot anticipate when, or if, it will be able to generate significant revenues in the future. The Company expects that its operating losses will continue as its sales and marketing efforts, research and development programs and laboratory operations continue and increase. At April 28, 1998, the Company had cash, cash equivalents and short-term investments of approximately $2.0 million. Currently, the Company expends from $800,000 to $1,000,000 per month. The Company will need to raise additional funds by the end of the second quarter of 1998 to continue the Company's operations, which raises substantial doubt about whether the Company can continue as a going concern. The Company is currently actively pursuing potential sources of financing including private financings or a collaborative agreement or other arrangements with corporate partners. There can be no assurance that any additional financing will be available or, if available, will be on terms acceptable to the Company. The unavailability of adequate funds in the future would have a material adverse effect on the Company's business, financial condition and results of operations and raises substantial doubt about whether the Company can continue as a going concern. The financial statements do not include any adjustments that might result if the Company is unable to continue as a going concern.

 2. SIGNIFICANT ACCOUNTING POLICIES:

  Use of Estimates

     The preparation of these financial statements required the use of certain estimates by management in determining the entity's assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

  Cash and Cash Equivalents

     All highly liquid investments with a maturity of three months or less at the date of purchase are considered to be cash equivalents; investments with maturities between three and twelve months are considered to be short term investments. The Company invests its excess funds in commercial paper with banks, money market instruments in U.S. treasury and investment grade securities, and overnight reverse repurchase agreements collateralized by U.S. treasury and investment grade securities. Short term investments are stated at cost, which approximates market.

  Revenue Recognition

     Revenues are principally derived from providing genetic testing and information services, technology licensing fees and royalties associated with its proprietary information and software licensing associated with

                                 ONCORMED, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

its risk assessment service. Revenues are also derived from grant contract work. Revenues from the Company's genetic testing and information services and grant work are recognized as they are provided. Revenues from technology licensing fees are recognized when the licensing agreement has been executed. Revenues from technology licensing royalties are recognized when earned. Revenues from its risk assessment service are recognized over the license period.

  Net Loss Per Common Share

     In March 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 is effective for the financial statements issued for period ending after December 15, 1997. The Company implemented SFAS No. 128 in 1997. SFAS No. 128 requires dual presentation of basic and diluted earnings per share. Basic loss per share includes no dilution and is computed by dividing net loss available to common stockholders by weighted average number of common shares outstanding for the period. Diluted loss per share includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Options and convertible securities that were outstanding at March 31, 1998, were not included in the computation of diluted loss per share as their effect would be anti-dilutive. As a result, the basic and diluted loss per share amounts are identical.

     In February 1998, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 98 on computations of earnings per share. SAB 98 replaces SAB 83 which previously required that all issuances of common stock, options and warrants issued within one year of an initial public offering be included in the calculation of earnings per share as if outstanding for all periods presented. Under SAB 98, only issuances of common stock, options and warrants issued for nominal consideration in periods preceding an initial public offering are required to be included in the calculation of earnings per share as if they were outstanding for all periods presented. In the periods preceding the Company's initial public offering the Company had no issuances of common stock, options or warrants for nominal consideration.

     Earnings per share for the inception to date period presented which includes the periods preceding the Company's initial public offering has been restated to comply with SAB 98.

  Reclassification

     Certain 1997 balances have been reclassified to conform with 1998 financial statement presentation.

 3. RELATED-PARTY TRANSACTIONS:

     As of March 31, 1998, Oncor Inc.'s ("Oncor") ownership of the Company's outstanding common stock was approximately 25.4 percent (23.2% assuming the conversion of the Series A convertible preferred stock.)

  License Agreement

     In February 1997, the Company and Oncor agreed to certain changes to an agreement with Oncor regarding sublicenses for certain proprietary technology (the "Oncor Agreement"). Pursuant to the agreement, Oncor is providing the Company with an exclusive worldwide license to certain of Oncor's existing human genome technologies that are useful for the purposes of development and commercialization of certain of the Company's services, including: (i) testing, detection and/or analysis of cancer-predisposing genes; (ii) genetic assessment of risk of an individual to develop cancer; and (iii) testing and analysis for the purposes of cancer management. In addition, Oncor is providing the Company with a non-exclusive worldwide license to certain of Oncor's existing human genome technologies, and any future improvements thereto, to be used by the Company in the provision of services direct to third parties other than services that are provided

                                 ONCORMED, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

pursuant to the exclusive license. The Company does not have the right to sublicense any Oncor technologies licensed to it by Oncor without Oncor's prior written consent. Technologies sublicensed to the Company by Oncor include technologies covered by the collaborative licensing and research agreements between Oncor and each of The Johns Hopkins University and the Massachusetts General Hospital. The term of the agreement shall expire in June 2004 unless earlier terminated in accordance with its terms.

     Under the terms of the agreement, the Company is obligated to make payments on a quarterly basis to Oncor equal to a range of four percent (4%) to two percent (2%) of the Company's annual net sales. During the first year of the agreement, the Company is obligated to pay Oncor a minimum amount equal to $50,000 per quarter. During the second year of the agreement, starting April 1, 1998, the Company is obligated to pay Oncor a minimum amount equal to $25,000 per quarter. Thereafter, there shall be no minimum payment required to be made by the Company to Oncor in connection with the agreement.

     In addition, subject to certain third-party contractual limitations, prior to the license or disposition (whether by assignment, transfer or license) to a third party by the Company or Oncor of their respective technologies, the non-offering party shall have a thirty (30) day right of first offer with respect to such technologies. If the non-offering party accepts the offer, the Company and Oncor shall negotiate in good faith the terms and conditions of any such license or acquisition agreement. Further, in the event of a change of control of Oncor, the acquiring party shall have the option to either maintain the Oncor Agreement or to terminate the Oncor Agreement. In the event that the acquirer terminates the Oncor Agreement, both the exclusive license and the non-exclusive license shall remain in full force and effect under rates to be determined.

  Services Agreements with Oncor, Inc. and Affiliates

     As of March 31, 1998, the Company owed Oncor and Codon Pharmaceuticals, Inc. ("Codon", a subsidiary of Oncor) $152,961 for charges which include fees payable under the Oncor License, consulting and equipment. In addition, in June 1994 the Company converted $715,751 owed to Oncor for license fees previously incurred and for prior services rendered into a Convertible Subordinated Promissory Note (the "Note"), which principal is due in June 1999. The Note bears interest at 7 percent and is convertible into common stock at Oncor's option at a conversion price of $20 per share of common stock. During the fourth quarter of 1994, Oncor assigned the Note to its wholly-owned subsidiary Oncor Finance, Inc. Interest expense recorded by the Company relating to the Note was $12,526 for the three months ended March 31, 1998.

     Related party revenues and expenses are as follows:

                                                                            PERIOD FROM
                                                                             INCEPTION
                                                    THREE MONTHS ENDED    (JULY 12, 1993)
                                                        MARCH 31,             THROUGH
                                                    ------------------       MARCH 31,
                                                     1998       1997           1998
                                                    -------    -------    ---------------
Sales to related party............................  $    --    $    --      $   51,821
Operating expenses to related party:
  Laboratory operations...........................   65,886     68,000       1,102,496
  Selling, general and administrative.............    3,583         --         981,479
  Research and development........................       --         --         173,085

     Of the related party expenses for the three months ended March 31, 1998, laboratory operations consisted of approximately $16,000 for equipment rental from Codon and $50,000 associated with the Oncor Agreement and selling, general and administrative was for occupancy costs. The related party expenses associated with laboratory operations will decrease beginning in the second quarter of 1998.

                                 ONCORMED, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

 4. DEFERRED REVENUES:

     Deferred revenues consist of a prepaid amount of $1 million related to the Incyte collaboration, prepaid amounts related to laboratory testing and prepaid fees related to various risk assessment service agreements.

 5. STOCKHOLDERS' EQUITY:

  Stock Option Plan

     As of March 31, 1998, 2,250,000 shares of the Company's common stock had been reserved for issuance, of which options to purchase 2,030,500 shares had been granted. After giving effect to the cancellation of stock options, shares available for issuance were 463,650 as of March 31, 1998. Compensation expense for employees is recognized for the difference between the exercise price of the options granted and the fair market value of the Company's common stock. Compensation expense of $8,175, $9,213, and $242,639 has been recognized for the three months ended March 31, 1998 and 1997 and for the period from inception (July 12, 1993) to March 31, 1998, respectively.

  Series A Convertible Preferred Stock

     On February 27, 1998, the Company entered into a Convertible Preferred Stock Purchase Agreement (the "Stock Purchase Agreement") with certain unaffiliated investors (collectively, the "Investors") and Incyte Pharmaceuticals, Inc. ("Incyte"). Pursuant to the Stock Purchase Agreement, the Investors purchased a total of Three Hundred (300) shares of the Company's 6% Series A Convertible Preferred Stock (the "Series A Stock") from the Company for $3,000,000 and Incyte exercised its pro rata share and purchased a total of Thirty Three (33) shares of the Company's 6% Series A Convertible Preferred Stock (the "Series A Stock") from the Company for $330,000. The net proceeds from this transaction were approximately $2.8 million.

     The holders of Series A Stock may convert their shares at any time into shares of the Company's common stock, $0.01 par value per share (the "Common Stock"), at a conversion price per share equal to the lesser of (i) $7.5625 or
(ii) a percentage (ranging from 97% to 85% depending upon the timing of such conversion) of the average of five (5) closing bid prices of the Common Stock over a thirty (30) trading day period immediately preceding the time of such conversion. In addition, at any time on or after February 27, 2000, the Company may require that the Series A Stock be converted into Common Stock if the closing bid prices of the Common Stock for at least twenty (20) consecutive trading days immediately preceding such conversion shall have been at least $11.34375 per share. Further, in certain limited circumstances, the holders of the Series A Stock can require that the Company redeem their respective shares of Series A Stock. The Company recognizes the difference between the conversion price and the quoted market price as a dividend which is being recorded over the expected conversion period. Approximately $118,000 was recorded in the first quarter of 1998.

     Dividends in the amount of six percent (6%) per annum will be due quarterly on the shares of Series A Stock. The Company may pay such dividends either in cash or through the issuance of shares of Common Stock. Dividends of $16,820 were recorded in the first quarter of 1998.

     Pursuant to the Stock Purchase Agreement, the Investors also received warrants (the "Investor Warrants") to purchase an aggregate of 166,666 shares of the Company's Common Stock at an exercise price of $8.54 per share (the "Series A Warrants"). The Series A Warrants expire on February 27, 2001. Approximately $237,000 of the net proceeds have been allocated to the value of the warrants.

     The difference between the carrying amount of the preferred stock and the redemption amount is being accreted over the period from issuance to expected conversion.

                                 ONCORMED, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Subject to the satisfaction of certain closing conditions, the Company and the Investors have the right to increase the aggregate amount of the equity financing through the sale by the Company to the Investors of 333 shares of the Company's 6% Series B Convertible Preferred Stock (the "Series B Stock") for $3,330,000. The closing conditions for the purchase of the Series B Stock include, without limitation: (i) that the average per share market price for the Common Stock for the thirty (30) trading days immediately preceding the closing of the Series B Stock (the "Series B Closing") shall have been at least $8.00 per share, (ii) that the average trading volume of the Common Stock for the thirty (30) trading days immediately preceding the Series B Closing shall have been at least 25,000 shares per day, and (iii) that the Series B Closing shall have occurred within sixty (60) days following ninety (90) days after the date on which the Series A Stock Registration Statement (as defined below) was declared effective by the Securities and Exchange Commission. The closing conditions may be waived by the Investors. There can be no assurance that the Series B closing shall occur.

     In connection with the purchase of the Series A Stock, the Company and the Investors entered into a Registration Rights Agreement. Pursuant to the Registration Rights Agreement, the Company has filed with the Securities and Exchange Commission a Registration Statement on Form S-3 covering the resale by the Investors of (i) 200% times the maximum number of shares of Common Stock into which the Series A Preferred Stock is convertible, (ii) the number of shares of Common Stock issuable upon exercise of the Series A Warrants, and
(iii) the number of shares of Common Stock issuable upon payment of dividends on the Series A Preferred Stock, assuming each share of Series A Preferred Stock is outstanding for two years. Such registration statement was declared effective on April 23, 1998. In addition, in the event of the Series B Closing, the Company has agreed to use its commercially reasonable efforts to file an additional Registration Statement on Form S-3 covering the resale by the Investors of shares of Common Stock issuable (i) upon conversion of the Series B Stock, (ii) upon exercise of the Series B Warrants, and (iii) as dividends on the Series B Stock.

 6. AGREEMENTS:

     In January 1998, the Company and Children's Hospital Los Angeles ("CHLA") entered into an agreement (the "CHLA Agreement") whereby CHLA agreed to provide resources and personnel to act as a biorepository site for the Company's library of tissue samples. The CHLA Agreement expires on January 29, 2001, unless modified by written amendment, renewal or extension or earlier terminated in accordance with its terms. The Company has agreed to pay for CHLA's costs incurred in the performance of the scope of work, as described in the CHLA Agreement. In March 1998, the Company and CHLA agreed to certain amendments to the CHLA Agreement. Dr. Triche, the Company's CEO and Chairman of the Board of Directors, is the Pathologist-in-Chief for CHLA.

                                   APPENDIX A

                                   AGREEMENT
                     AND PLAN OF MERGER AND REORGANIZATION
                                     AMONG
                                GENE LOGIC INC.,
                          GENE LOGIC ACQUISITION CORP.
                                      AND
                                 ONCORMED, INC.

                            ------------------------

                                  JULY 6, 1998
                            ------------------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
ARTICLE 1  DESCRIPTION OF TRANSACTION..................................      1
      1.1  Merger of the Company into Merger Sub.......................      1
      1.2  Effect of the Merger........................................      1
      1.3  Closing; Effective Time.....................................      1
      1.4  Certificate of Incorporation and Bylaws; Directors and
           Officers....................................................      2
      1.5  Conversion of Shares........................................      2
      1.6  Closing of the Company's Transfer Books.....................      3
      1.7  Exchange of Company Stock Certificates......................      4
      1.8  Stock Options...............................................      5
      1.9  Warrants....................................................      5
     1.10  Stock Subject to Conditions.................................      6
     1.11  Tax Consequences............................................      6
     1.12  Accounting Consequences.....................................      6
     1.13  Further Action..............................................      6
ARTICLE 2  REPRESENTATIONS AND WARRANTIES OF THE COMPANY...............      6
      2.1  Organization; Subsidiaries; Capitalization..................      6
      2.2  SEC Filings; Financial Statements...........................      8
      2.3  Absence of Certain Changes or Events........................      9
      2.4  Tax Matters.................................................      9
      2.5  Proprietary Assets..........................................     10
      2.6  Contracts...................................................     11
      2.7  Employees; Benefit Plans....................................     13
      2.8  Litigation..................................................     14
      2.9  Properties..................................................     14
     2.10  Environmental Matters.......................................     14
     2.11  Compliance with Legal Requirements..........................     15
     2.12  Transactions with Affiliates................................     15
     2.13  Vote Required...............................................     15
     2.14  Company Action..............................................     15
     2.15  Fairness Opinion............................................     16
     2.16  Financial Advisor...........................................     16
     2.17  Enforceability..............................................     16
     2.18  Governmental Consents; No Conflicts.........................     16
     2.19  Title to Assets.............................................     17
     2.20  Company Preferred Stock Conversion..........................     17
     2.21  No Existing Discussions.....................................     17
     2.22  Stock Options...............................................     17
     2.23  Waiver......................................................     17
     2.24  Disclosure..................................................     17
ARTICLE 3  REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB.....     18
      3.1  Organization................................................     18
      3.2  SEC Filings; Financial Statements...........................     20
      3.3  Absence of Certain Changes or Events........................     20
      3.4  Tax Matters.................................................     21
      3.5  Litigation..................................................     21

                                                                           PAGE
                                                                           ----
      3.6  Compliance with Legal Requirements..........................     22
      3.7  Valid Issuance..............................................     22
      3.8  Vote Required...............................................     22
      3.9  Parent Action...............................................     22
     3.10  Fairness Opinion............................................     22
     3.11  Financial Advisor...........................................     22
     3.12  Enforceability..............................................     22
     3.13  Governmental Consent; No Conflicts..........................     23
     3.14  Disclosure..................................................     23
     3.15  Interim Operations of Merger Sub............................     24
     3.16  Parent Contracts............................................     24
ARTICLE 4  COVENANTS; ADDITIONAL AGREEMENTS............................     25
      4.1  Parent Access and Investigation.............................     25
      4.2  Company Access and Investigation............................     25
      4.3  Confidentiality.............................................     25
      4.4  Conduct of the Company's Business...........................     25
      4.5  Conduct by Parent...........................................     28
      4.6  Notification................................................     28
      4.7  No Shop.....................................................     28
      4.8  Registration Statement; Prospectus/Joint Proxy Statement....     29
      4.9  Company Stockholders' Meeting...............................     30
     4.10  Parent Stockholders' Meeting................................     31
     4.11  Regulatory Approvals........................................     32
     4.12  Additional Agreements.......................................     32
     4.13  Disclosure..................................................     33
     4.14  Letter of the Company's Accountants.........................     33
     4.15  Company Affiliate Agreements................................     33
     4.16  Tax Matters.................................................     33
     4.17  Employment or Consulting Agreement and Noncompetition
           Agreement...................................................     33
     4.18  Employee Benefits...........................................     33
     4.19  Indemnification.............................................     34
     4.20  Nasdaq Listing..............................................     35
     4.21  Blue Sky Laws...............................................     35
     4.22  Resignation of Officers and Directors.......................     35
ARTICLE 5  CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER
           SUB.........................................................     35
      5.1  Representations and Warranties Accurate.....................     35
      5.2  Compliance With Covenants...................................     36
      5.3  No Material Adverse Effect..................................     36
      5.4  Effectiveness of Registration Statement.....................     36
      5.5  Company Stockholder Approval................................     36
      5.6  Parent Stockholder Approval.................................     36
      5.7  Agreements and Documents....................................     36
      5.8  Absence of Restraint........................................     37
      5.9  No Governmental Litigation..................................     37
     5.10  Other Required Consents and Approvals.......................     37
     5.11  Stock Options...............................................     37
ARTICLE 6  CONDITIONS PRECEDENT TO THE COMPANY'S OBLIGATIONS...........     37

                                                                           PAGE
                                                                           ----
      6.1  Representations and Warranties Accurate.....................     38
      6.2  Compliance With Covenants...................................     38
      6.3  No Material Adverse Effect..................................     38
      6.4  Effectiveness of Registration Statement.....................     38
      6.5  Company Stockholder Approval................................     38
      6.6  Parent Stockholder Approval.................................     38
      6.7  Agreements and Documents....................................     38
      6.8  Absence of Restraint........................................     39
      6.9  Listing.....................................................     39
     6.10  Closing Price...............................................     39
     6.11  No Governmental Litigation..................................     39
ARTICLE 7  TERMINATION OF AGREEMENT....................................     39
      7.1  Termination.................................................     39
      7.2  Effect of Termination.......................................     41
      7.3  Fees and Expenses...........................................     41
ARTICLE 8  MISCELLANEOUS...............................................     41
      8.1  Amendment...................................................     41
      8.2  Waiver......................................................     41
      8.3  No Survival of Representations and Warranties...............     42
      8.4  Entire Agreement; Counterparts..............................     42
      8.5  Applicable Law; Jurisdiction................................     42
      8.6  Assignability...............................................     42
      8.7  Notices.....................................................     42
      8.8  Cooperation.................................................     43
      8.9  Construction................................................     44

                                    EXHIBITS

Exhibit A   Certain Definitions
Exhibit B   [reserved]
Exhibit C   Directors and Officers of Surviving Corporation
Exhibit D   Form of Stock Option Agreement
Exhibit E   Form of Company Proprietary Information and Assignment
            Agreement
Exhibit F   Form of Company Affiliate Agreement
Exhibit G   List of Persons to Enter into Employment or Consulting and
            Noncompetition Agreement

                AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

     THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION ("Agreement") is made and entered into as of July 6, 1998, by and among GENE LOGIC INC., a Delaware corporation ("Parent"); GENE LOGIC ACQUISITION CORP., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"); and ONCORMED, INC., a Delaware corporation (the "Company"). Certain capitalized terms used in this Agreement are defined in Exhibit A.

                                    RECITALS

     A. Parent, Merger Sub and the Company intend to effect a merger of the Company with and into Merger Sub (the "Merger") in accordance with this Agreement and the Delaware General Corporation Law (the "DGCL"). Upon consummation of the Merger, the Company will cease to exist, and Merger Sub will remain a wholly-owned subsidiary of Parent.

     B. This Agreement and the Merger have been unanimously approved by the respective Boards of Directors of Parent, Merger Sub and the Company.

     C. Pursuant to the Merger, among other things, the outstanding shares of Common Stock of the Company will be converted into shares of Common Stock of the Parent at the rate provided herein.

     D. It is intended that the Merger qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). For financial reporting purposes, it is intended that the Merger be accounted for as a "purchase."

                                   AGREEMENT

     Parent, Merger Sub and the Company, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound, agree as follows:

                                   ARTICLE 1

                           DESCRIPTION OF TRANSACTION

     1.1 MERGER OF THE COMPANY INTO MERGER SUB. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.3), the Company shall be merged with and into Merger Sub and the separate existence of the Company shall cease. Merger Sub will be the surviving corporation in the Merger (the "Surviving Corporation") and a wholly-owned subsidiary of Parent.

     1.2 EFFECT OF THE MERGER. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

     1.3 CLOSING; EFFECTIVE TIME. The consummation of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Cooley Godward LLP, 4365 Executive Drive, Suite 1100, San Diego, California 92121, on the second business day following the date as of which each of the conditions set forth in Articles 5 and 6 has been fulfilled or waived or on such other date as may be mutually agreed upon by Parent and the Company (the "Closing Date"). Contemporaneously with or as soon as practicable after the Closing, a properly executed certificate of merger conforming to the requirements of the DGCL (the "Certificate of Merger") shall be filed with the office of the Secretary of State of the State of Delaware. The Merger shall become effective at the time the Certificate of Merger is filed with the office of the Secretary of State of the State of Delaware or at such later time as may be specified in the Certificate of Merger (the "Effective Time"), which shall be no later than the second business day following the date on which each of the conditions set forth in Articles 5 and 6 has been fulfilled or waived or on such other date as may be mutually agreed upon by Parent and the Company.

     1.4 CERTIFICATE OF INCORPORATION AND BYLAWS; DIRECTORS AND OFFICERS. The Certificate of Incorporation of Merger Sub shall be the Certificate of Incorporation of the Surviving Corporation as of the Effective Time.

The Bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation as of the Effective Time. The directors and officers of the Surviving Corporation immediately after the Effective Time shall be the respective individuals set forth on Exhibit C.

     1.5  CONVERSION OF SHARES.

     (a) At the Effective Time, by virtue of the Merger (and without any action on the part of Parent, Merger Sub, the Company or any stockholder of the Company (the "Company Stockholders")):

          (i) each share of the common stock, $.01 par value per share, of the Company ("Company Common Stock") and each share of the 6% Series A Convertible Preferred Stock, $.01 par value per share, of the Company ("Company Preferred Stock") then held by the Company or any subsidiary of the Company (or held in the Company's treasury) shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

          (ii) each share of Company Common Stock and Company Preferred Stock then held by Parent or Merger Sub shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

          (iii) except as provided in clauses (i) and (ii) above and subject to Sections 1.5(c) and 1.5(d), each share of Company Common Stock then outstanding shall be converted into the right to receive (A) one share of the common stock, $.01 par value per share, of Parent ("Parent Common Stock"), multiplied by (B) the Exchange Ratio (as defined in Section 1.5(b)(ii)); and

          (iv) each share of the common stock, par value $.01 per share, of Merger Sub then outstanding shall remain outstanding.

     (b) For purposes of this Agreement:

          (i) The term "Total Merger Shares" shall mean the whole number of shares of Parent Common Stock equal to (A) $33,221,235, divided by (B) $6.85, which shall initially equal 4,849,815; provided, however, that in the event the average closing price of the Parent's Common Stock as reported on the Nasdaq National Market System (the "Nasdaq NMS") for the fifteen (15) trading days ending the second day prior to the day of the Parent Stockholders' Meeting (as defined in Section 4.10(a)) called for the purpose of approving the Merger (the "Closing Price") is more than $7.88, then Total Merger Shares shall equal (x) $38,204,420, divided by (y) the Closing Price.

          (ii) The term "Exchange Ratio" shall mean a fraction (as may be adjusted in accordance with Section 1.5(c)) equal to (A) the Total Merger Shares divided by (B) the number of Outstanding Shares (as defined in Section 1.5(b)(iii)) outstanding immediately prior to the Effective Time.

          (iii) The term "Outstanding Shares" shall mean, at the Effective Time, the sum of (A) the total number of outstanding shares of Company Common Stock, and (B) the total number of shares of Company Common Stock into which all outstanding Company Preferred Stock is then convertible in accordance with the Company Certificate of Incorporation.

     (c) If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock, Company Preferred Stock or Parent Common Stock are changed into a different number or class of shares by reason of any stock, cash or property dividend or distribution, stock split, reverse stock split, reclassification, recapitalization, or similar transaction, then the Exchange Ratio shall be appropriately adjusted.

     (d) No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. In lieu of such fractional shares, any holder of Company Common Stock or Company Preferred Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock issuable to such holder) shall, upon surrender of such holder's Company Stock Certificate(s) (as defined in Section 1.6), be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing sales price of a share of Parent Common Stock as quoted on the Nasdaq NMS on the Closing Date (and if such day is not a trading day, then the trading day immediately preceding the Closing Date).

     1.6 CLOSING OF THE COMPANY'S TRANSFER BOOKS. At the Effective Time (a) all shares of Company Common Stock and Company Preferred Stock outstanding immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and holders of certificates representing shares of Company Common Stock or Company Preferred Stock shall cease to have any rights as stockholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock and Company Preferred Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Common Stock or Company Preferred Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any of such shares of Company Common Stock or Company Preferred Stock (a "Company Stock Certificate") is presented to the Exchange Agent (as defined in 1.7(a)) or to the Surviving Corporation or Parent, such Company Stock Certificate shall be canceled and exchanged as provided in Section 1.7.

     1.7  EXCHANGE OF COMPANY STOCK CERTIFICATES.

     (a) Prior to the Closing Date, Parent shall select ChaseMellon Shareholder Services or another reputable bank or trust company to act as exchange agent in the Merger (the "Exchange Agent"). Promptly after the Effective Time, Parent shall deposit with the Exchange Agent (i) certificates representing the number of shares of Parent Common Stock to be issued to the Company Stockholders in the Merger and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.5(d). The shares of Parent Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively herein as the "Exchange Fund."

     (b) As soon as practicable after the Effective Time, the Exchange Agent will mail to the registered holders of Company Stock Certificates (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify (including a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such Company Stock Certificates to the Exchange Agent), and (ii) instructions for use in effecting the surrender of Company Stock Certificates in exchange for certificates representing Parent Common Stock. Subject to Section 1.5(d), upon surrender of a Company Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent, (i) the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of Parent Common Stock that such holder has the right to receive pursuant to the provisions of this Article 1, and (ii) the Company Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.7, each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive upon such surrender a certificate representing shares of Parent Common Stock (and cash in lieu of any fractional share of Parent Common Stock) as contemplated by this Article 1. If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the issuance of any certificate representing Parent Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as Parent may reasonably direct) as indemnity against any claim that may be made against the Exchange Agent, Parent or the Surviving Corporation with respect to such Company Stock Certificate.

     (c) No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of any fractional share shall be paid to any such holder, until such holder surrenders such Company Stock Certificate in accordance with this Section 1.7 (at which time such holder shall be entitled to receive all such dividends and distributions and such cash payment).

     (d) Any portion of the Exchange Fund that remains undistributed to former stockholders of the Company as of the date 270 days after the Effective Time shall be delivered to Parent upon demand, and any holders of Company Common Stock who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 1.7 shall thereafter look only to Parent for payment of their claims for Parent Common Stock, cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock.

     (e) Neither Parent nor the Surviving Corporation shall be liable to any holder or former holder of shares of Company Common Stock, Company Preferred Stock or Parent Common Stock with respect to any shares (or dividends or distributions with respect thereto) or cash amounts comprising the Exchange Fund which are delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     1.8 STOCK OPTIONS. Parent shall not assume any option to purchase capital stock of the Company outstanding at the Effective Time under any stock option plan or agreement of the Company. The Company has delivered to Parent a list of all options to purchase capital stock of the Company outstanding under stock option plans and agreements of the Company (the "Company Options"). Under the terms (as in effect as of the date hereof) of each stock option plan under which any Company Option was issued and each stock option agreement by which any Company Option is evidenced, as applicable, in connection with the Merger, all outstanding Company Options shall automatically accelerate and become fully exercisable for all of the shares of Company Common Stock subject to such Company Options and, to the extent such Company Options are not exercised prior to the Effective Time, shall terminate and cease to remain outstanding immediately after the Effective Time. The Company shall take all action that may reasonably be necessary (under the stock option plans pursuant to which Company Options are outstanding and otherwise) to effectuate the provisions of this
Section 1.8.

     1.9 WARRANTS. At the Effective Time, Parent shall assume each warrant to purchase Company Common Stock then outstanding as set forth on a list delivered to Parent (the "Company Warrants") in accordance with the terms (as in effect as of the date hereof) of such Company Warrants. From and after the Effective Time,
(a) each Company Warrant assumed by Parent may be exercised solely for shares of Parent Common Stock, (b) the number of shares of Parent Common Stock subject to each Company Warrant shall be equal to the number of shares of Company Common Stock subject to such Company Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio, rounding down to the nearest whole share (with cash, less the applicable exercise price, being payable for any fraction of a share), (c) the per share exercise price under each such Company Warrant shall be equal to the per share exercise price under such Company Warrant divided by the Exchange Ratio, rounding up to the nearest cent and (d) any restriction on the exercise of any Company Warrant shall continue in full force and effect and the term, exercisability and other provisions of such Company Warrant shall otherwise remain unchanged. The Company shall take all action that may be necessary (under the Company Warrants and otherwise) to effectuate the provisions of this Section 1.9 and to ensure that, from and after the Effective Time, holders of Company Warrants have no rights with respect thereto other than those specifically provided herein.

     1.10 STOCK SUBJECT TO CONDITIONS. If any shares of Company Common Stock or Company Preferred Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable stock purchase agreement, restriction agreement or other agreement with the Company, then (unless such condition terminates by virtue of the Merger pursuant to the express terms of such agreement) the shares of Parent Common Stock issued in exchange for such shares of Company Common Stock or Company Preferred Stock will also be unvested or subject to the same repurchase option, risk of forfeiture or other condition, and the certificates evidencing such shares of Parent Common Stock may accordingly be marked with appropriate legends.

     1.11 TAX CONSEQUENCES. For federal income tax purposes, the Merger is intended to constitute a tax-free reorganization within the meaning of Section 368(a) of the Code. The parties to this Agreement intend this Agreement to be treated as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

     1.12 ACCOUNTING CONSEQUENCES. For financial reporting purposes, the Merger is intended to be accounted for as a "purchase."

     1.13 FURTHER ACTION. If at any time after the Effective Time any further action is determined by Parent to be reasonably necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with the full right, title and possession of and to all assets, property, rights, privileges, immunities, powers and franchises of Merger Sub and the Company, the officers and directors of the Surviving Corporation shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

                                   ARTICLE 2

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to Parent and Merger Sub that, except as set forth in the disclosure schedule delivered by the Company to Parent dated and signed as of the date of this Agreement by the President of the Company (the "Company Disclosure Schedule"):

     2.1  ORGANIZATION; SUBSIDIARIES; CAPITALIZATION.

     (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite corporate power and authority to (i) own and use its assets in the manner in which its assets are currently owned and used, (ii) to carry on its business as presently conducted, and (iii) to perform all of its obligations under all Company Contracts. The Company does not own or hold, directly or indirectly, any debt or equity securities of, or have any other interest in, any Entity, and the Company has not entered into any Contract or otherwise become obligated to acquire any such interest.

     (b) The Company is qualified to do business as a foreign corporation and is in good standing under the laws of all jurisdictions where the nature of its business requires such qualification and where the failure to be so qualified would have a Material Adverse Effect on the Company.

     (c) As of the date of this Agreement, the authorized capital stock of the Company consists of: 40,000,000 shares of Company Common Stock, par value $.01 per share, of which, 7,887,300 shares are issued and outstanding; and 2,000,000 shares of preferred stock, par value $.01 per share, of which 333 shares have been designated as 6% Series A Convertible Preferred Stock, 333 of which are issued and outstanding. All the issued and outstanding shares of Company Common Stock and Company Preferred Stock are validly issued, fully paid and nonassessable and were issued in compliance with all state and federal securities laws and all requirements set forth in applicable Contracts. None of the outstanding shares of Company Common Stock or Company Preferred Stock is entitled or subject to (i) any preemptive right, right of participation, right of maintenance or any similar right, or (ii) any right of first refusal in favor of any Person. There is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Common Stock or Company Preferred Stock.

     (d) As of the date of this Agreement, the Company has outstanding Company Options to purchase a total of 1,581,042 shares of Company Common Stock (minus any Company Options exercised on the date hereof), and outstanding Company Warrants to purchase a total of 1,088,896 shares of Company Common Stock (minus any Company Warrants exercised on the date hereof). Part 2.1(d) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, with respect to the Company Options: (i) the name of each optionee; (ii) the number of shares of Company Common Stock subject to each Company Option; (iii) the date of grant;
(iv) the exercise price; (v) the applicable vesting schedule(s); and (vi) the particular plan, if any, pursuant to which such Company Option was granted. Part 2.1(d) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, each option plan and agreement under which the Company Options have been granted, and the Company has delivered to Parent complete and accurate copies of all such plans. Part 2.1(d) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, with respect to the Company Warrants: (i) the number of shares of Company Common Stock issuable upon exercise; (ii) the exercise price per share; and (iii) the expiration date of each Company Warrant. All outstanding Company Options have been issued under and are evidenced by a stock option agreement identical to that form of stock option agreement attached hereto as Exhibit D, except with respect solely to the name of the optionee, the grant date, the number of shares subject to the Company Option, the vesting schedule and the exercise price.

     (e) Except as set forth above, as of the date of this Agreement, (i) there are no shares of capital stock of the Company authorized, issued or outstanding,
(ii) there are no outstanding subscriptions, options, warrants, stock appreciation right plans, calls, rights, convertible securities, stockholder rights plans (or similar plans commonly referred to as "poison pills") or other agreements or commitments of any character relating to issued or unissued capital stock or other securities of the Company, or obligating the Company or, to the Company's knowledge, any other Person, to issue, transfer or sell any shares of the capital stock or other securities of the Company, (iii) there are no other outstanding securities convertible into, exchangeable for or evidencing the right to subscribe for any shares of the capital stock or other securities of the Company, and (iv) there is no condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company.

     (f) The Company does not own any Parent Common Stock.

     (g) Complete and accurate copies of the Certificate of Incorporation, including any Certificate of Designation (collectively the "Company Certificate of Incorporation") and Bylaws (or comparable charter documents), each as amended to date, of the Company are filed as exhibits to the Company SEC Documents (as defined in Section 2.2(a)) and have been delivered to Parent.

     2.2  SEC FILINGS; FINANCIAL STATEMENTS.

     (a) The Company has delivered to Parent a complete and accurate copy of each report, schedule, registration statement and definitive proxy statement filed by the Company with the Securities and Exchange Commission ("SEC") on or after December 31, 1995 (the "Company SEC Documents"), which are all the forms, reports and documents required to be filed by the Company with the SEC since December 31, 1995. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Company SEC Documents complied in all material respects with the published requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     (b) Each of the financial statements (including, in each case, any related notes thereto) contained in the Company SEC Documents and the set of the Company's unaudited interim financial statements as of and for the three-month period ended March 31, 1998 including the Company's unaudited balance sheet as of March 31, 1998 (the "March 1998 Balance Sheet") that are attached to the Company Disclosure Schedule (collectively, the "Company Financial Statements")
(i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and except that the unaudited interim financial statements included in the Company Financial Statements are subject to normal year-end audit adjustments which were not or are not expected to be material in amount and do not contain footnotes), and (iii) fairly presented the financial position of the Company as at the respective dates thereof and the results of its operations and cash flows for the periods indicated.

     (c) The unaudited bi-weekly financial statements to be delivered to Parent pursuant to Section 4.4(a)(v) will be prepared in a manner consistent with the basis on which the Company Financial Statements were prepared and will fairly present the financial position of the Company as at the respective dates thereof and the results of operations and cash flows of the Company for the periods indicated, except that the unaudited bi-weekly financial statements will be subject to normal year-end audit adjustments and will not contain footnotes.

     (d) The Company has previously furnished to Parent a complete and accurate copy of any amendments or modifications that have not yet been filed with the SEC to agreements, documents or other instruments that have been filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act.

     (e) The Company has no Liabilities, except for (i) any Liabilities which are set forth in the March 1998 Balance Sheet or disclosed in the notes included in the Company Financial Statements, (ii) any Liabilities which were incurred after March 31, 1998 in the ordinary course of business consistent with past practice and do not exceed in the aggregate $50,000, or (iii) other Liabilities which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on the Company.

     2.3 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since December 31, 1997, there has not been (a) any change, or any development or combination of changes or developments that has had or would reasonably be expected to have a Material Adverse Effect on the Company, (b) any damage, destruction or loss of any of the assets of the Company, whether or not covered by insurance, that has had or would reasonably be expected to have a Material Adverse Effect on the Company,
(c) any transaction, commitment, dispute or other event or condition (financial or otherwise) of any character (whether or not in the ordinary course of business) which would be prohibited by Section 4.4(b)(ii), (vi), (viii), (ix),
(x), (xi), (xii) or (xvi) if it were to occur or be effected between the date of this Agreement and the Effective Time or (d) any declaration, accrual, set aside or payment of any dividend or distribution by the Company.

     2.4  TAX MATTERS.

     (a) All Tax Returns required to be filed by or on behalf of the Company with any Governmental Authority on or before the Closing Date (i) have been or will be filed on or before the applicable due date (including any extensions of such due date that expire prior to the Closing Date), and (ii) have been, or will be when filed, prepared in all material respects in compliance with all applicable Legal Requirements. All amounts shown on the Company's Tax Returns to be due on or before the Closing Date have been or will be paid on or before the Closing Date except for amounts which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on the Company.

     (b) To the knowledge of the Company, the Company Financial Statements and the financial statements to be delivered to the Company pursuant to Section 4.4(a)(v) fully accrue all Taxes with respect to all periods through the dates thereof in accordance with generally accepted accounting principles. The Company will establish, in the ordinary course of business and consistent with its past practices, reserves reasonably adequate for the payment of all Taxes through the Closing Date, except for amounts which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on the Company.

     (c) No claim or Legal Proceeding is pending or, to the knowledge of the Company, has been threatened against or with respect to the Company in respect of any Tax. There are no unsatisfied liabilities for material Taxes (including liabilities for interest, additions to tax and penalties thereon and related expenses) with respect to any notice of deficiency or similar document received by the Company with respect to any material Tax (other than liabilities for Taxes asserted under any such notice of deficiency or similar document which are being contested in good faith by the Company and with respect to which adequate reserves for payment have been established). There are no liens for material Taxes upon any of the assets of the Company except liens for current Taxes not yet due and payable. The Company has not entered into or become bound by any agreement or consent pursuant to Section 341(f) of the Code. The Company has not been, and will not be, required to include any adjustment in taxable income for any tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions or events occurring, or accounting methods employed, prior to the Closing.

     (d) To the knowledge of the Company, there is no agreement, plan, arrangement or other Contract covering any employee or independent contractor or former employee or independent contractor of the Company that, considered individually or considered collectively with any other such Contracts, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G or Section 162 of the Code. The Company is not a party to or bound by any tax indemnity agreement, tax sharing agreement, tax allocation agreement or similar Contract.

     2.5  PROPRIETARY ASSETS.

     (a) The Company owns, or licenses or otherwise possess legally enforceable rights to use, all Proprietary Assets that are owned by the Company, or licensed to or otherwise used in the Company's business as currently conducted (the "Company Proprietary Assets"), except to the extent that the failure to have such rights has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company.

     (b) Part 2.5(b) of the Company Disclosure Schedule lists (i) all patents and patent applications and all registered and unregistered trademarks, trade names, service marks and copyrights, and all applications with respect therefor, included in the Company Proprietary Assets, including the jurisdictions in which each such Company Proprietary Asset has been issued or registered or in which any application for such issuance and registration has been filed, (ii) all licenses, sublicenses and other agreements to which the Company is a party and pursuant to which any Person is authorized to use any Company Proprietary Asset,
(iii) all licenses, sublicenses and other agreements to which the Company is a party and pursuant to which it is authorized to use any Proprietary Asset held or used by a third party (other than "shrink wrap" licenses with respect to commercially available software programs costing less than $10,000) ("Third Party Proprietary Assets"), and (iv) a description of any Company Proprietary Asset not disclosed under clauses (i), (ii) and (iii) above.

     (c) To the Company's knowledge, there is no unauthorized use, disclosure, infringement or misappropriation of any Company Proprietary Asset, or any Third Party Proprietary Asset to the extent licensed by or through the Company by any third party, including any employee or former employee of the Company, except such as would not have a Material Adverse Effect on the Company. The Company has not entered into any agreement to indemnify any other Person against any charge of infringement of any Company Proprietary Asset.

     (d) The Company is not, and will not be as a result of the execution and delivery of this Agreement or the performance of its obligations under this Agreement, in breach of any license, sublicense or other agreement relating to any Company Proprietary Asset or Third Party Proprietary Asset, except for such breaches that would not have a Material Adverse Effect on the Company.

     (e) All patents, registered trademarks, registered service marks or copyright registrations owned by the Company are valid and subsisting. Except for actions which would not reasonably be expected to have a Material Adverse Effect on the Company, the Company (i) is not a party to any Legal Proceeding which involves a claim of infringement of any Third Party Proprietary Asset and
(ii) has not brought any Legal Proceeding for infringement of any Company Proprietary Asset or breach of any license or agreement involving a Company Proprietary Asset against any third party, which action is continuing. To the Company's knowledge, the manufacture, marketing, licensing or sale of any Company Proprietary Asset or products does not infringe any Third Party Proprietary Asset.

     (f) The Company has secured agreements with all consultants and employees who prior to the date of this Agreement contributed to the creation or development of any Company Proprietary Asset of the rights to such contributions that the Company does not already own by operation of law in the form attached hereto as Exhibit E.

     (g) The Company has taken all reasonable and appropriate steps to protect and preserve the confidentiality of all Company Proprietary Assets not otherwise protected by patents, patent applications or copyrights ("Confidential Information"). All use, disclosure or appropriation of Confidential Information owned by the Company by or to any third party has been pursuant to the terms of a written agreement between the Company and such third party, and all use, disclosure or appropriation of Confidential Information not owned by the Company has been pursuant to the terms of a written agreement between the Company and the owner of such Confidential Information, or is otherwise lawful.

     2.6  CONTRACTS.

     (a) Except as identified as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1997 or as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, the Company is not a party to, or bound by, any Material Company Contract. For purposes of this Agreement, a "Material Company Contract" shall be deemed to be any Contract filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1997 or as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, and any Contract:

          (i) relating to the employment or engagement of, or the performance of services by, any employee, consultant or independent contractor in excess of $75,000 per year;

          (ii) restricting in any manner the Company's right or ability to (A) compete with any other Person, (B) acquire or transfer any product, technology or other asset from or to any other Person, or (C) develop or distribute any Company Proprietary Asset;

          (iii) that (A) provides for the receipt or expenditure by the Company of cash or other consideration in excess of $25,000; (B) relates to the performance of services by or on behalf of the Company having a value in excess of $25,000; (C) was entered into outside the ordinary course of business; or (D) is material and cannot be terminated by the Company without penalty with 30 days notice or less;

          (iv) relating to the acquisition, issuance or transfer of any securities;

          (v) creating or relating to the creation of any Encumbrance with respect to any of the Company Proprietary Assets or other assets having a value in excess of $25,000;

          (vi) involving or incorporating any guaranty, pledge, performance, completion bond, indemnity or contribution or surety arrangement; or

          (vii) creating or relating to any partnership, joint venture, research or development collaboration, license agreement, or any other Contract by which the Company is obligated or has the right to share any revenues, profits, losses, costs or Liabilities.

     (b) Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company, all Material Company Contracts are in full force and effect and are enforceable against the Company and, to the Company's knowledge, are enforceable against the other parties thereto, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, as limited by laws relating to the availability of specific performance, injunctive relief, or by general equitable principles, and to the extent any indemnification or contribution provisions thereof may be limited by applicable federal or state securities laws. The Company has not breached, nor has the Company received in writing any claim or threat that it has breached, in any material respect, and no default has occurred under any of the Material Company Contracts and, to the Company's knowledge, (i) none of the other contracting parties has violated or breached, and no default has occurred under any of the Material Company Contracts, and (ii) other than the transactions contemplated hereby, no event has occurred, and no circumstance or condition exists which with the giving of notice or the lapse of time, or both, will, or could reasonably be expected to, result in a violation, breach or default under any Material Company Contract or give any Person the right to cancel, terminate or modify any Material Company Contract. To the Company's knowledge, the Company's relationship with each other party under a Material Company Contract, including, without limitation, Rhone-Poulenc Rorer, Schering-Plough, Merck and Onyx Pharmaceuticals, Inc., is good. To the Company's knowledge, no party to a Material Company Contract currently in effect has given notice to the Company of intent to terminate such Material Company Contract in a way that would have a Material Adverse Effect on the Company. The Company has provided to Parent or Parent's counsel true and complete copies of each of the Material Company Contracts. Consummation of the transactions contemplated by this Agreement and each other agreement to be entered into by the Company in connection herewith will not (and will not give any Person a right to) cancel, terminate or modify any material rights of, or accelerate or increase any material obligation of, the Company under any Material Company Contract.

     (c) The Company possesses all material Governmental Authorizations which are required in order to operate its business as presently conducted, and the Company is in compliance in all material respects with all such Governmental Authorizations. Each such Governmental Authorization is identified in Part 2.6(c) of the Company Disclosure Schedule. Each such Governmental Authorization is valid and in full force and effect and will remain so until consummation of the transactions contemplated by this Agreement, except where the failure to comply would not have a Material Adverse Effect on the Company.

     (d) Part 2.6(d) of the Company Disclosure Schedule sets forth a list of all claims made or, to the Company's knowledge, threatened against the Company under each Material Company Contract presently or heretofore in effect to the extent such claims, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect on the Company.

     2.7  EMPLOYEES; BENEFIT PLANS.

     (a) Part 2.7(a) of the Company Disclosure Schedule identifies each bonus, deferred compensation, incentive compensation, stock purchase, stock option, severance or termination pay, medical, life, disability or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plan, program or agreement sponsored, maintained, contributed to or required to be contributed to by the Company for the benefit of any current or former employee, consultant, officer or director of the Company (other than those plans, programs and agreements disclosed in the Company SEC Documents and other than the Company's 401(k) profit sharing plan).

     (b) Except as set forth in Part 2.7(a) of the Company Disclosure Schedule (and except for the Company's 401(k) profit sharing plan), the Company does not maintain, sponsor or contribute to, and has not at any time in the past maintained, sponsored or contributed to, any employee pension benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), whether or not excluded from coverage under specific Titles or Merger Subtitles of ERISA) for the benefit of employees or former employees of the Company.

     (c) Each of the plans intended to be qualified under Section 401(a) of the Code has received a favorable determination from the Internal Revenue Service, and the Company is not aware of any reason why any such determination letter should be revoked.

     (d) Except as disclosed in the Company SEC Documents, neither the execution, delivery or performance of this Agreement, nor the consummation of the Merger or any of the other transactions contemplated by this Agreement, will result in any payment (including any bonus, golden parachute or severance payment) to any current or former employee or director of the Company (whether or not under any plan), or materially increase the benefits payable under any plan, or result in any acceleration of the time of payment or vesting of any such benefits.

     (e) The Company is in compliance with all applicable Legal Requirements and Contracts relating to employment, employment practices, wages, bonuses and terms and conditions of employment, including employee compensation matters, except where the failure to be in compliance would not have a Material Adverse Effect on the Company.

     2.8 LITIGATION. There is no Legal Proceeding pending or, to the Company's knowledge, threatened by or before any court or Governmental Authority that involves the Company or any of the assets owned or used by the Company. The Company is not a party to any decree, order, writ, injunction, judgment or arbitration award (or agreement entered into in any Legal Proceeding) with respect to its properties, assets, personnel or business activities.

     2.9  PROPERTIES.

     (a) Part 2.9(a) of the Company Disclosure Schedule sets forth each lease of real and personal property to which the Company is a party (the "Leases"). The Company has previously delivered to Parent complete and accurate copies of all the Leases. Each of the Leases is valid, binding and enforceable in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, as limited by laws relating to the availability of specific performance, injunctive relief, or by general equitable principles, and to the extent any indemnification or contribution provisions thereof may be limited by applicable federal or state securities laws. The Company has not breached, nor has the Company received in writing any claim or threat that it has breached, in any material respect, and no default has occurred under any of the Leases and, to the Company's knowledge,
(i) none of the other contracting parties has violated or breached, and no default has occurred under any of the Leases, and (ii) other than the transactions contemplated hereby, no event has occurred, and no circumstance or condition exists which with the giving of notice or the lapse of time, or both, will, or could reasonably be expected to, result in a violation, breach or default under any of the Leases or give any Person the right to cancel, terminate or modify any of the Leases. The Company does not own any real property.

     (b) The Company has, and at all times since June 1, 1995, has continuously had, in effect fire, casualty, property, comprehensive general liability including product/completed operations and contractual liability coverage, and directors and officers insurance policies, with extended coverage (subject to deductibles), sufficient to allow the Company to replace any of its properties that might be damaged or destroyed, and reasonably adequate to protect it and its financial condition against the risks involved in the business conducted by it. Part 2.9(b) of the Company Disclosure Schedule lists all such policies. The Company has not done anything by way of action or inaction which might invalidate any of such policies in whole or in part and the Company has not received any notice or other indication that any such policies would be cancelled or that any such policies were no longer in full force or effect or that the issuer of any policy is not willing or able to perform its obligations thereunder.

     2.10 ENVIRONMENTAL MATTERS. To the knowledge of the Company, no current or prior owner of any property leased or controlled by the Company has received any notice (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or the Company is not in compliance with any Environmental Law. To the knowledge of the Company, all property that is leased to, controlled by or used by the Company, and all surface water, groundwater and soil associated with or adjacent to such property is in clean and healthful condition and is free of any material environmental contamination of any nature. For purposes of this Section 2.10: (i) "Environmental Law" means any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern; and (ii) "Materials of Environmental Concern" include chemicals, pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other substance that is now or hereafter regulated by any Environmental Law or that is otherwise a danger to health, reproduction or the environment.

     2.11 COMPLIANCE WITH LEGAL REQUIREMENTS. The Company is, and has at all times since December 31, 1995 been, in compliance with all applicable Legal Requirements, except where the failure to comply with such Legal Requirements has not had and would not reasonably be expected to have a Material Adverse Effect on the Company.

     2.12 TRANSACTIONS WITH AFFILIATES. Except as set forth in the Company SEC Documents, since the date of the Company's last proxy statement filed with the SEC, no event has occurred that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC. Part 2.12 of the Company Disclosure Schedule identifies each person who is an "affiliate," as that term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act, of the Company ("Company Affiliates"), as of the date of this Agreement.

     2.13 VOTE REQUIRED. The affirmative vote of the holders of a majority of the shares of Company Common Stock and the affirmative vote of the holders of shares of the Company Preferred Stock (calculated on an as-converted basis), voting as separate classes, outstanding on the record date for the Company Stockholders' Meeting (the "Required Company Stockholder Vote") are the only votes of the holders of any class or series of the Company's capital stock necessary to adopt and approve this Agreement, the Merger and the other transactions contemplated by this Agreement.

     2.14 COMPANY ACTION. The Board of Directors of the Company (at a meeting duly called and held) has (a) unanimously determined that the Merger is in the best interests of the Company and its stockholders, (b) unanimously approved this Agreement and the Merger in accordance with the provisions of Section 251 of the DGCL, (c) unanimously recommended the adoption and approval of this Agreement and the Merger by the stockholders of the Company and directed that the Merger be submitted for consideration by the Company's stockholders at the Company Stockholders' Meeting, (d) taken all necessary steps to render Section 203 of the DGCL inapplicable to the Merger and the other transactions contemplated by this Agreement and (e) adopted a resolution having the effect of causing the Company not to be subject, to the extent permitted by applicable law, to any state takeover law that may purport to be applicable to the Merger and the other transactions contemplated by this Agreement.

     2.15 FAIRNESS OPINION. The Company's Board of Directors has received the written opinion of Hambrecht & Quist, financial advisor to the Company, dated the date of this Agreement, to the effect that the consideration to be received by the Company Stockholders is fair to the Company Stockholders from a financial point of view and such written opinion has not been withdrawn or otherwise modified by Hambrecht & Quist. The Company has furnished an accurate and complete copy of said written opinion to Parent.

     2.16 FINANCIAL ADVISOR. The Company represents and warrants that, except for Hambrecht & Quist, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based on arrangements made by or on behalf of the Company. A copy of the Company's agreement with Hambrecht & Quist has been delivered to Parent.

     2.17 ENFORCEABILITY. The Company has all requisite corporate power and authority to execute, deliver and, subject to obtaining requisite stockholder approval, to perform its obligations under this Agreement and all other agreements, documents and instruments contemplated hereby to which it is or will become a party. The execution and delivery of this Agreement and the other agreements, documents and instruments contemplated hereby have been duly and validly authorized by the Board of Directors of the Company, and no other corporate proceedings on the part of the Company are necessary for the Company to authorize any of such agreements, documents or instruments and no such corporate proceedings (other than the approval of the Company Stockholders) are necessary to enable the Company to consummate the Merger or any of the other transactions contemplated by this Agreement. All agreements, documents and instruments to be executed in connection with the Merger (a) have been (or will be) duly executed and delivered by duly authorized officers of the Company and
(b) constitute (or, when executed by the Company, will constitute) legal, valid and binding obligations of the Company enforceable against it in accordance with their terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, as limited by laws relating to the availability of specific performance, injunctive relief, or by general equitable principles, and to the extent any indemnification or contribution provisions thereof may be limited by applicable federal or state securities laws.

     2.18 GOVERNMENTAL CONSENTS; NO CONFLICTS. Except as may be required by the Exchange Act, the Securities Act, state securities or blue sky laws, the DGCL, and the NASD bylaws and the rules and regulations of the American Stock Exchange (as they relate to the S-4 Registration Statement and the Prospectus/Joint Proxy Statement), there is no requirement applicable to the Company to make any filing with, or to obtain any permit, authorization, or Consent of, any Governmental Authority as a condition to the consummation of the Merger or any of the other transactions contemplated by this Agreement. Neither the execution and delivery of this Agreement and the other agreements, documents and instruments contemplated hereby by the Company nor the consummation by the Company of the Merger or any of the other transactions contemplated by this Agreement will (a) violate the Certificate of Incorporation or Bylaws of the Company, (b) result in a default (or with notice or lapse of time or both would result in a default) under, or materially impair the rights of the Company or materially alter the rights or obligations of any third party under, or require the Company to make any material payment or become subject to any material liability to any third party under, or give rise to any right of termination, amendment, cancellation, acceleration, repurchase, put or call under, any of the terms, conditions or provisions of any Material Company Contract, (c) result in the creation of any material (individually or in the aggregate) Encumbrance on any of the assets of the Company or (d) conflict with or violate any law, statute, rule, regulation, judgment, order, writ, injunction, decree or arbitration award applicable to the Company or any of its assets, which conflict or violation has had or would reasonably be expected to have a Material Adverse Effect on the Company.

     2.19 TITLE TO ASSETS. The Company owns, and has good, valid and marketable title to, or, in the case of leased assets, valid leasehold interests in, all assets reflected on the March 1998 Balance Sheet. All of said assets are owned or leased by the Company free and clear of any Encumbrances, except for
(a) any lien for current taxes not yet due and payable, (b) minor liens that have arisen in the ordinary course of business and that do not (individually or in the aggregate) materially detract from the value of the assets subject thereto or would not have a Material Adverse Effect on the Company, (c) liens described in Part 2.19 of the Company Disclosure Schedule, and (d) Liabilities reflected in the March 1998 Balance Sheet.

     2.20 COMPANY PREFERRED STOCK CONVERSION. Each share of the Company Preferred Stock is convertible in accordance with the Company Certificate of Incorporation and each of the holders of Company Preferred Stock has entered into an agreement with the Company confirming such conversion.

     2.21 NO EXISTING DISCUSSIONS. On the date hereof, neither the Company, nor any Representative of the Company, is engaged, directly or indirectly, in any discussions or negotiations with any other Person relating to any Acquisition Proposal.

     2.22 STOCK OPTIONS. Under the terms (as in effect as of the date hereof) of each stock option agreement by which any Company Option is evidenced, in connection with the Merger, all outstanding Company Options shall automatically accelerate and become fully exercisable for all of the shares of Company Common Stock subject to such Company Options and, to the extent such Company Options are not exercised prior to the Effective Time, shall terminate and cease to remain outstanding immediately after the Effective Time.

     2.23 WAIVER. The holders of the Company Preferred Stock have waived their right to purchase shares of 6% Series B Convertible Preferred Stock of the Company and their right to require the Company to redeem any of the outstanding shares of Company Preferred Stock.

     2.24  DISCLOSURE.

     (a) The copies of all documents furnished by the Company pursuant to the terms of this Agreement are complete and accurate copies of the original, as such documents may have been amended to date.

     (b) The Company has timely filed all required forms, reports and documents required to be filed with the SEC and the American Stock Exchange.

     (c) None of the representations and warranties of the Company contained in
Article 2 of this Agreement or in any other Article of this Agreement or the information disclosed in the Company Disclosure Schedule contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

     (d) None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Form S-4 registration statement to be filed with the SEC by Parent in connection with the issuance of the Merger Shares (the "S-4 Registration Statement") will, at the time the S-4 Registration Statement is filed with the SEC or at the time the S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Prospectus/Joint Proxy Statement, will, at the time the Prospectus/Joint Proxy Statement is mailed to the stockholders of the Company or the stockholders of Parent, at the time of the Company Stockholders' Meeting or the Parent Stockholders' Meeting and as of the

Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made about the Parent or Merger Sub or based on information supplied by Parent or Merger Sub or any of their representatives which is contained in the S-4 Registration Statement or the Prospectus/Joint Proxy Statement. The Prospectus/Joint Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder.

                                   ARTICLE 3

            REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

     Parent and Merger Sub represent and warrant to the Company that, except as set forth in the Parent SEC Documents filed prior to the date of this Agreement or in the disclosure schedules delivered by Parent to the Company dated and signed as of that date of this Agreement by an executive officer of Parent (collectively, the "Parent Disclosure Schedule"):

     3.1  ORGANIZATION.

     (a) Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub has all requisite corporate power and authority to (i) own and use its assets in the manner in which its assets are currently owned and used, and (ii) to carry on its business as presently conducted. Except for Merger Sub, Parent has no subsidiaries.

     (b) Each of Parent and Merger Sub is qualified to do business as a foreign corporation and is in good standing under the laws of all jurisdictions where the nature of its business requires such qualification and where the failure to be so qualified would have a Material Adverse Effect on Parent or Merger Sub.

     (c) As of the date of this Agreement, the authorized capital stock of Parent consists of: 60,000,000 shares of Parent Common Stock, $.01 par value, 14,669,844 shares of which are issued and outstanding; and 10,000,000 shares of Preferred Stock, par value $.01 per share, none of which are issued and outstanding. As of the date of this Agreement, Parent had outstanding options to purchase a total of 2,135,821 shares of Parent Common Stock (minus any Parent Options exercised on the date hereof) under the 1997 Equity Incentive Plan and 2,840,642 shares of Parent Common Stock are reserved for future grant under the 1997 Equity Incentive Plan. As of the date of this Agreement, warrants to purchase 93,687 shares of Parent Common Stock (minus any Parent Warrants exercised on the date hereof) were outstanding. Except as set forth above and except for 125,000 shares of Parent Common Stock reserved for issuance pursuant to Parent's Non-employee Directors' Stock Option Plan, 7,500 of which are issued and outstanding, and 250,000 shares of Parent Common Stock reserved for issuance pursuant to Parent's Employee Stock Purchase Plan, no shares of which have been issued and are outstanding and 250,000 shares of which remain available for purchase, there are no shares of capital stock of Parent authorized, issued or outstanding or any outstanding subscriptions, options, warrants, stock appreciation rights, calls, rights, convertible securities or other securities convertible into, exchangeable for, or evidencing the right to subscriber for, any shares of capital stock of Parent. All the issued and outstanding shares of Parent Common Stock are validly issued, fully paid and nonassessable. None of the outstanding shares of Parent Common Stock is entitled or subject to (i) any preemptive right, right of participation, right of maintenance or any similar right, or (ii) any right of first refusal in favor of any Person.

     (d) As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 10,000 shares of Common Stock, par value $.01 per share, 100 of which are issued and outstanding and are held beneficially and of record by Parent.

     (e) Except as set forth above, as of the date of this Agreement, (i) there are no shares of capital stock of Parent authorized, issued or outstanding, (ii) there are no outstanding subscriptions, options, warrants, stock appreciation right plans, calls, rights, convertible securities, stockholder rights plans (or similar plans commonly referred to as "poison pills") or other agreements or commitments of any character relating to

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issued or unissued capital stock or other securities of Parent, or obligating
Parent or, to Parent's knowledge, any other Person, to issue, transfer or sell any shares of the capital stock or other securities of Parent, (iii) there are no other outstanding securities convertible into, exchangeable for or evidencing the right to subscribe for any shares of the capital stock or other securities of Parent, and (iv) there is no condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Parent.

     (f) Complete and accurate copies of the Certificate of Incorporation and Bylaws of Parent, and Parent's 1997 Equity Incentive Plan, 1997 Non-employee Directors' Stock Option Plan and Employee Stock Purchase Plan, each as amended to date, are filed as exhibits to the Parent SEC Documents (as defined in Section 3.2(a)) and have been delivered to the Company. Complete and accurate copies of the Certificate of Incorporation and Bylaws of Merger Sub have been delivered to the Company.

     3.2  SEC FILINGS; FINANCIAL STATEMENTS.

     (a) Parent has made available to the Company a complete and accurate copy of each report, schedule, registration statement and definitive proxy statement filed by Parent with the SEC on or after November 21, 1997 (the "Parent SEC Documents"), which are all the forms, reports and documents required to be filed by Parent with the SEC since November 21, 1997, the date of Parent's initial public offering of its Common Stock. As of the time it was filed with the SEC (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Parent SEC Documents complied in all material respects with the published requirements of the Securities Act or the Exchange Act, as the case may be; and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     (b) Each of the financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Documents (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and except that the unaudited interim financial statements are subject to normal year-end audit adjustments which were not, or are not, expected to be material in amount and do not contain footnotes), and (iii) fairly presented the financial position of Parent as at the respective dates thereof and the results of operations and cash flows for the periods indicated.

     (c) Parent has previously furnished to the Company a complete and correct copy of any amendments or modifications that have not yet been filed with the SEC but that are required to be filed to agreements, documents or other instruments which previously had been filed by Parent with the SEC pursuant to the Securities Act or the Exchange Act.

     (d) Parent has no Liabilities, except for (i) any Liabilities set forth in Parent's unaudited financial statements (including the notes thereto) filed with the SEC as part of Parent's quarterly report on Form 10-Q for the quarter ended March 31, 1998, (ii) any Liabilities which were incurred after March 31, 1998 in the ordinary course of business consistent with past practice, or (iii) other Liabilities which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Parent.

     3.3 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since December 31, 1997, there has not been (a) any change, or any development or combination of developments that has had or would reasonably be expected to have a Material Adverse Effect on Parent, (b) any damage, destruction or loss, whether or not covered by insurance which has had or would reasonably be expected to have a Material Adverse Effect on Parent and (c) any declaration, accrual, set aside or payments of any dividend or distribution by Parent.

     3.4  TAX MATTERS.

     (a) All Tax Returns required to be filed by or on behalf of Parent with any Governmental Authority on or before the Closing Date (i) have been or will be filed on or before the applicable due date (including any extensions of such due date that expire prior to the Closing Date), and (ii) have been, or will be when filed, prepared in all material respects in compliance with all applicable Legal Requirements. All amounts shown on Parent's Tax Returns to be due on or before the Closing Date have been or will be paid on or before the Closing Date except for amounts which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on Parent.

     (b) To the knowledge of Parent, the Parent Financial Statements fully accrue all Taxes with respect to all periods through the dates thereof in accordance with generally accepted accounting principles. Parent will establish, in the ordinary course of business and consistent with its past practices, reserves reasonably adequate for the payment of all Taxes through the Closing Date, except for amounts which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on Parent.

     (c) No claim or Legal Proceeding is pending or, to the knowledge of Parent, has been threatened against or with respect to Parent in respect of any Tax. There are no unsatisfied liabilities for material Taxes (including liabilities for interest, additions to tax and penalties thereon and related expenses) with respect to any notice of deficiency or similar document received by Parent with respect to any material Tax (other than liabilities for Taxes asserted under any such notice of deficiency or similar document which are being contested in good faith by Parent and with respect to which adequate reserves for payment have been established). There are no liens for material Taxes upon any of the assets of Parent except liens for current Taxes not yet due and payable. Parent has not entered into or become bound by any agreement or consent pursuant to Section 341(f) of the Code. Parent has not been, and will not be, required to include any adjustment in taxable income for any tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions or events occurring, or accounting methods employed, prior to the Closing.

     (d) To the knowledge of Parent, there is no agreement, plan, arrangement or other Contract covering any employee or independent contractor or former employee or independent contractor of Parent that, considered individually or considered collectively with any other such Contracts, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G or Section 162 of the Code. Parent is not a party to or bound by any tax indemnity agreement, tax sharing agreement, tax allocation agreement or similar Contract.

     3.5 LITIGATION. There is no Legal Proceeding pending or threatened by or before any court or Governmental Authority that involves Parent or any of the assets owned or used by Parent. Parent is not a party, as of the date of this Agreement, to any decree, order or arbitration award (or agreement entered into in any Legal Proceeding with any Governmental Authority) with respect to its property, assets, personnel or business activities.

     3.6 COMPLIANCE WITH LEGAL REQUIREMENTS. Parent is, and has at all times since December 31, 1995 been, in compliance with all applicable Legal Requirements, except where the failure to comply with such Legal Requirements has not had and would not reasonably be expected to have a Material Adverse Effect on Parent.

     3.7 VALID ISSUANCE. The shares of Parent Common Stock to be issued to the Company Stockholders in the Merger, when issued by Parent pursuant to the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable, will be issued in compliance with applicable federal and state securities laws and will be issued free and clear of any lien, pledge, security interest, encumbrance, claim or equitable interest, and no preemptive right, right of first refusal, registration right or other similar right of stockholders exists with respect to such shares or the issuance thereof or the inclusion thereof in the S-4 Registration Statement.

     3.8 VOTE REQUIRED. The affirmative vote of the holders of a majority of the shares of Parent Common Stock outstanding on the record date for the Parent Stockholders' Meeting (the "Required Parent Stockholder Vote") is the only vote of the holders of any class or series of Parent's capital stock necessary to adopt and approve this Agreement, the Merger and the transactions contemplated by this Agreement.

     3.9 PARENT ACTION. The Board of Directors of Parent (at a meeting duly called and held) has (a) unanimously determined that the Merger is in the best interests of Parent and its stockholders,

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

(b) unanimously approved this Agreement and the Merger in accordance with the provisions of Section 251 of the DGCL, (c) unanimously recommended the adoption and approval of this Agreement and the Merger by the stockholders of Parent and directed that the Merger be submitted for consideration by Parent's stockholders at the Parent Stockholders' Meeting, and (d) taken all necessary steps to render
Section 203 of the DGCL inapplicable to the Merger and the other transactions contemplated by this Agreement.

     3.10 FAIRNESS OPINION. Parent's Board of Directors has received the written opinion of Furman Selz LLC, financial advisor to Parent, dated the date of this Agreement, to the effect that the Merger is fair to Parent from a financial point of view and such written opinion has not been withdrawn or otherwise modified by Furman Selz LLC. Parent has furnished an accurate and complete copy of said written opinion to the Company.

     3.11 FINANCIAL ADVISOR. Parent represents and warrants that, except for Furman Selz LLC, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement.

     3.12 ENFORCEABILITY. Each of Parent and Merger Sub has all requisite corporate power and authority to execute, deliver and, subject to obtaining requisite stockholder approval, to perform its obligations under this Agreement and all other agreements, documents and instruments contemplated hereby to which it is or will become a party. The execution and delivery of this Agreement and the other agreements, documents and instruments contemplated hereby have been duly and validly authorized by the Board of Directors of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary for Parent or Merger Sub to authorize any of such agreements, documents or instruments and no such corporate proceedings (other than the approval of Parent's stockholders) are necessary to enable Parent or Merger Sub to consummate the Merger or any of the other transactions contemplated by this Agreement. All agreements, documents and instruments to be executed in connection with the Merger (a) have been (or will be) duly executed and delivered by duly authorized officers of Parent and Merger Sub and (b) constitute (or, when executed by Parent and Merger Sub, will constitute) legal, valid and binding obligations of Parent and Merger Sub enforceable against it in accordance with their terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, as limited by laws relating to the availability of specific performance, injunctive relief, or by general equitable principles, and to the extent any indemnification or contribution provisions thereof may be limited by applicable federal or state securities laws.

     3.13 GOVERNMENTAL CONSENT; NO CONFLICTS. Except as may be required by the Exchange Act, the Securities Act, state securities or blue sky laws, the DGCL, and the NASD bylaws (as they relate to the S-4 Registration Statement and the Prospectus/Joint Proxy Statement), there is no requirement applicable to Parent or Merger Sub to make any filing with, or to obtain any permit, authorization, or Consent of, any Governmental Authority as a condition to the consummation by Parent and Merger Sub of the Merger. Neither the execution and delivery of this Agreement and the other agreements, documents and instruments contemplated hereby by Parent or Merger Sub nor the consummation by Parent or Merger Sub of the Merger or any of the other transactions contemplated by this Agreement will
(a) violate the Certificate of Incorporation or Bylaws of Parent or the Certificate of Incorporation or Bylaws of Merger Sub, (b) result in a default (or with notice or lapse of time would result in a default) under, or materially impair the rights of Parent or Merger Sub or materially alter the rights or obligations of any third party under, or require Parent or Merger Sub to make any material payment or become subject to any material liability to any third party under, or give rise to any right of termination, amendment, cancellation, acceleration, repurchase, put or call under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, license agreement, lease or other contract, instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective assets may be bound, (c) result in the creation of any material (individually or in the aggregate) Encumbrance on any of the assets of Parent or Merger Sub or (d) conflict with or violate any law, statute, rule, regulation, judgment, order, writ, injunction, decree or arbitration award applicable to Parent or Merger Sub or any of their respective assets, which conflict or violation has had or would reasonably be expected to have a Material Adverse Effect on Parent or Merger Sub.

     3.14  DISCLOSURE.

     (a) The copies of all documents furnished by Parent pursuant to the terms of this Agreement are complete and accurate copies of the original, as such documents may have been amended to date.

     (b) Parent has timely filed all required forms, reports and documents required to be filed with the SEC and the NASD.

     (c) None of the representations and warranties of Parent or Merger Sub contained in Article 3 of this Agreement or in any other Article of this Agreement or the information disclosed in the Parent Disclosure Schedule contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

     (d) None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the S-4 Registration Statement will, at the time the S-4 Registration Statement is filed with the SEC or at the time the S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Prospectus/Joint Proxy Statement will, at the dates mailed to the stockholders of Parent or the stockholders of the Company, at the time of the Parent Stockholders' Meeting or the Company Stockholders' Meeting and as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to statements made about the Company or based on information supplied by the Company or any of its Representatives which is contained in the S-4 Registration Statement or the Prospectus/Joint Proxy Statement. The Prospectus/Joint Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder.

     3.15 INTERIM OPERATIONS OF MERGER SUB. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

     3.16 PARENT CONTRACTS. Except as would not, individually or in the aggregate, have a Material Adverse Effect on Parent, the contracts between Parent and each of Japan Tobacco Inc., Procter & Gamble Pharmaceuticals, Inc. and N.V. Organon (collectively, the "Material Parent Contracts") are each in full force and effect and are enforceable against Parent and, to Parent's knowledge, are enforceable against the other parties thereto, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, as limited by laws relating to the availability of specific performance, injunctive relief, or by general equitable principles, and to the extent any indemnification or contribution provisions thereof may be limited by applicable federal or state securities laws. Parent has not breached, nor has Parent received in writing any claim or threat that it has breached, in any material respect, and no default has occurred under any of the Material Parent Contracts and, to Parent's knowledge, (i) none of the other contracting parties has violated or breached, and no default has occurred under any of the Material Parent Contracts, and (ii) other than the transactions contemplated hereby, no event has occurred, and no circumstance or condition exists which with the giving of notice or the lapse of time, or both, will, or could reasonably be expected to, result in a violation, breach or default under any Material Parent Contract or give any Person the right to cancel, terminate or modify any Material Parent Contract. To Parent's knowledge, Parent's relationship with each other party under a Material Parent Contract is good. To Parent's knowledge, no party to a Material Parent Contract currently in effect has given notice to Parent of intent to terminate such Material Parent Contract in a way that would have a Material Adverse Effect on Parent.

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

                                   ARTICLE 4

                        COVENANTS; ADDITIONAL AGREEMENTS

     4.1 PARENT ACCESS AND INVESTIGATION. During the period from the date of this Agreement through the Effective Time (the "Pre-Closing Period"), the Company shall, and shall cause its Representatives to: (a) provide Parent and Parent's Representatives with reasonable access during normal business hours to the Company's Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Company; and (b) provide Parent and Parent's Representatives with such copies of the existing books, records, Tax Returns, work papers and other documents and information relating to the Company, and with such additional financial, operating and other data and information regarding the Company as Parent may reasonably request.

     4.2 COMPANY ACCESS AND INVESTIGATION. During the Pre-Closing Period, Parent shall, and shall cause its Representatives to: (a) provide the Company and the Company's Representatives with reasonable access during normal business hours to Parent's and its Representatives', personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to Parent; and (b) provide the Company and the Company's Representatives with such copies of the existing books, records, Tax Returns, work papers and other documents and information relating to Parent, and with such additional financial, operating and other data and information regarding Parent, as the Company may reasonably request.

     4.3 CONFIDENTIALITY. The parties acknowledge that Parent and the Company have previously executed Confidentiality Agreements (the "Confidentiality Agreements"), which Confidentiality Agreements shall continue in full force and effect in accordance with their respective terms and which Confidentiality Agreements shall be applicable to any information obtained pursuant to this
Article 4.

     4.4  CONDUCT OF THE COMPANY'S BUSINESS.

     (a) During the Pre-Closing Period, the Company shall: (i) conduct its business and operations (A) in the ordinary course and consistent with past practices and (B) in compliance in all material respects with all applicable Legal Requirements and the requirements of all Material Company Contracts, except to the extent that the failure to be in compliance would not have a Material Adverse Effect on the Company; (ii) use reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and employees and maintain its relations and goodwill with all suppliers, landlords, creditors, collaborators, joint venture partners, licensors, licensees, employees and other Persons having business relationships with the Company; (iii) keep in full force all insurance policies to which it is a party as of the date of this Agreement; (iv) use reasonable efforts to provide all notices, assurances and support required by any Company Contract relating to any material Company Proprietary Asset in order to ensure that no condition under such Company Contract occurs which could result in, or could increase the likelihood of any transfer or disclosure of any material Company Proprietary Asset; (v) provide to Parent bi-weekly updates of the Company's financial position in an amount of detail reasonably satisfactory to Parent, and (vi) to the extent requested by Parent, cause its officers to report regularly to Parent concerning the status of the Company's business including any corporate partnership discussions or other discussions with respect to any collaborations between the Company and third parties, and will provide regular status reports of such discussions.

     (b) During the Pre-Closing Period, the Company shall not, without Parent's prior written consent:

          (i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any capital stock (other than any dividend required to be paid pursuant to the terms of the Company Certificate of Incorporation on the Company Preferred Stock);

          (ii) repurchase, redeem or otherwise acquire any capital stock or other securities of the Company (other than any redemption of Company Preferred Stock in accordance with the Company Certificate of Incorporation);

          (iii) sell, issue, grant or authorize the grant of any shares of capital stock of the Company or any securities convertible into, or rights, warrants or options to acquire, any such shares of capital stock or other convertible securities (except that the Company may issue Company Common Stock upon the exercise of Company Options and Company Warrants outstanding on the date of this Agreement in accordance with their present terms);

          (iv) amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Company's stock option plans, any provision of any agreement evidencing any outstanding stock option or any restricted stock purchase agreement, or otherwise modify any of the terms of any of the Company's stock option or other employee benefit plans or any outstanding option, warrant or other equity security of the Company;

          (v) amend the Company Certificate of Incorporation or Bylaws, adopt any stock purchase rights plan (or "poison pill") or effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

          (vi) acquire (by purchasing any material portion of the capital stock or assets of or by any other means) any business or any Entity or division thereof;

          (vii) form any subsidiary or acquire any equity interest or other interest in any other Entity;

          (viii) acquire, lease or license any right or other asset from any other Person or sell or otherwise dispose of, or lease or license, any right or other asset to any other Person (except, in each case, for immaterial assets acquired, leased, licensed or disposed of by the Company in the ordinary course of business and consistent with past practices), or waive any material provision;

          (ix) except pursuant to lines of credit (including that certain $2,000,000 line of credit evidenced by that certain Loan Agreement between Parent and the Company) and subject to credit limits in effect prior to the date of this Agreement in amounts not to exceed in the aggregate $10,000, incur any indebtedness for borrowed money, or issue or sell any debt securities or guarantee, endorse or otherwise become responsible for any obligation of any other Person;

          (x) make any loan or advance to any Person, other than travel and similar advances to employees in the ordinary course of business consistent with past practice;

          (xi) prepay any material claim, Liability or obligation, or pay, discharge or satisfy any material unliquidated or contingent Liability;

          (xii) enter into or amend any employment agreement, severance agreement, special pay arrangement with respect to termination of employment or other similar arrangement or agreement with any director, officer or employee of the Company, or establish, adopt or amend any employee benefit plan;

          (xiii) pay any bonus or make any profit-sharing or similar payment or change any compensation payable or to become payable to any of its directors, officers or employees (other than any adjustment to the salary of any non-exempt and exempt employee that is made in the ordinary course of business consistent with past practice or bonuses payable in accordance with existing bonus obligations or plans);

          (xiv) change any of the Company's methods of accounting or accounting practices in any material respect;

          (xv) except in the ordinary course of business consistent with past practice, enter into any material Contract or amend or terminate, or waive any material provision under, any Material Company Contract;

          (xvi) make any capital expenditure in excess of $25,000;

          (xvii) make or fail to make any material election concerning the term, scope or termination of any real property Lease, or waive any material provision of any such Lease or enter into any new real property lease;

          (xviii) commence, settle or compromise any Legal Proceeding;

          (xix) engage in any transaction with any stockholder, director, officer or employee other than in the ordinary course of business consistent with past practice;

          (xx) enter into any material transaction or take any other material action outside the ordinary course of business or inconsistent with past practice; or

          (xxi) authorize or propose, or enter into any Contract contemplating, any of the items or actions set forth in clauses (i) through (xx) above.

     4.5 CONDUCT BY PARENT. During the Pre-Closing Period, Parent shall not, without the prior written consent of the Company (i) declare, accrue, set aside or pay any dividend or any other distribution in respect of any shares of its capital stock, (ii) repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities, or (iii) amend or permit the adoption of any amendments to its Certificate of Incorporation or bylaws in a manner that would materially adversely affect the terms and provisions of the Parent Common Stock, or (iv) take, or agree in writing or otherwise to take, any of the foregoing actions.

     4.6 NOTIFICATION. During the Pre-Closing Period, each party hereto shall promptly notify the other party in writing of: (i) the discovery by such party of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by such party in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by such party in this Agreement if (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any material breach of any covenant or obligation of such party; and (iv) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Article 5 or Article 6 impossible or unlikely or that has had or could reasonably be expected to have a Material Adverse Effect on any of the parties. No notification given by any party pursuant to this
Section 4.6 shall limit or otherwise affect any of the representations, warranties, covenants or obligations of such party contained in this Agreement.

     4.7  NO SHOP.

     (a) During the Pre-Closing Period, the Company shall not permit any Representative of the Company to, (i) solicit, initiate, or encourage the making, submission or announcement of any Acquisition Proposal, (ii) furnish any information regarding the Company to any Person in connection with or in response to an Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal, (iv) subject to
Section 4.9(c), approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction; provided, however, that: (A) nothing herein shall prohibit the Company's Board of Directors from disclosing to the Company Stockholders a position with respect to a tender offer pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act; (B) nothing herein shall prohibit the Company's Board of Directors from making any disclosure to the Company Stockholders, if, in the good faith judgment of the Board of Directors of the Company after consultation with its outside legal counsel, failure to so disclose would be inconsistent with applicable laws; and (C) the Company shall not be prohibited by this Section 4.7 from (x) furnishing nonpublic information regarding the Company to any Person in response to an Acquisition Proposal that is submitted by such Person (and not withdrawn), or (y) entering into discussions with any Person in response to a Superior Offer that is submitted by such Person (and not withdrawn) if, in either such case: (1) neither the Company nor any Representative of the Company shall have violated any of the restrictions set forth in this Section 4.7, (2) the Board of Directors of the Company believes in good faith, after consultation with its outside legal counsel, that such action is required in order for the Board of Directors of the Company to avoid a substantial risk of liability with respect to its fiduciary obligations to the Company's stockholders under applicable law, (3) prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, the Company gives Parent written notice of the identity of such Person and of the Company's intention to furnish nonpublic information to, or enter into discussions with, such Person, and the Company receives from such Person an executed confidentiality agreement containing limitations no less restrictive than the limitations imposed on Parent pursuant to that certain Mutual Non-Disclosure Agreement dated as of January 27, 1998 between Parent and the Company, and (4) contemporaneously furnishing any such nonpublic information to such Person, the Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously furnished by the Company to Parent). Without limiting the generality of the foregoing, the Company acknowledges and agrees that any violation of any of the restrictions set forth in the preceding sentence by any Representative of the Company, whether or not such Representative is purporting to act on behalf of the Company, shall be deemed to constitute a breach of this Section 4.7 by the Company; provided, however, that this sentence shall not limit the rights of any Representative who is a stockholder of the Company to freely vote his stock and to exercise all of his rights as a stockholder of the Company, subject to any contractual restrictions that may apply.

     (b) The Company shall promptly advise Parent orally and in writing of the receipt of any Acquisition Proposal (including the identity of the Person making or submitting such Acquisition Proposal and the terms thereof) that is made or submitted by any Person during the Pre-Closing Period or any inquiry relating to an Acquisition Proposal prior to the Effective Time.

     (c) Subject to Section 4.7(a), the Company shall immediately cease and cause to be terminated any discussions or negotiations with any parties existing as of the date of this Agreement and that relate to any Acquisition Proposal.

     4.8  REGISTRATION STATEMENT; PROSPECTUS/JOINT PROXY STATEMENT.

     (a) As promptly as practicable after the date of this Agreement, the Company and Parent shall prepare and cause to be filed with the SEC the Prospectus/Joint Proxy Statement and Parent shall prepare and cause to be filed with the SEC the S-4 Registration Statement (in which the Prospectus/Joint Proxy Statement will be included as a prospectus) and any other documents required by the Securities Act or Exchange Act to be filed in connection with the Merger; provided, however, that notwithstanding anything to the contrary contained in this Section 4.8(a), if (and to the extent) Parent and the Company so elect: (i) the Prospectus/ Joint Proxy Statement shall initially be filed with the SEC on a confidential basis as a proxy statement of the Company and Parent under Section 14 of the Exchange Act (and not as a registration statement of Parent); (ii) until it is reasonably likely that the SEC will declare the S-4 Registration Statement (in which the Prospectus/Joint Proxy Statement will be included as a prospectus) effective under the Securities Act, all amendments to the Prospectus/Joint Proxy Statement shall be filed with the SEC on a confidential basis as amendments to the proxy statement of the Company and Parent under
Section 14 of the Exchange Act; and (iii) Parent shall not be obligated to file the S-4 Registration Statement (in which the Prospectus/Joint Proxy Statement will be included as a prospectus) with the SEC until it is reasonably likely that the SEC will promptly declare the S-4 Registration Statement effective under the Securities Act. Each of Parent and the Company shall use reasonable efforts to (A) cause the S-4 Registration Statement to comply with the rules and regulations promulgated by the SEC, (B) respond promptly to any comments of the SEC or its staff, (C) have the S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and (D) cause the Prospectus/Joint Proxy Statement to be mailed to their respective stockholders as promptly as practicable after the S-4 Registration Statement is declared effective under the Securities Act. The Company shall promptly furnish to Parent all information concerning the Company, its subsidiaries and its stockholders as may be required or reasonably requested in connection with any action contemplated by this Section 4.8(a). Each of Parent and the Company shall
(1) notify the other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the S-4 Registration Statement or the Prospectus/Joint Proxy Statement or for additional information and (2) shall supply the other with copies of all correspondence with the SEC or its staff with respect to the S-4 Registration Statement or the Prospectus/Joint Proxy Statement. Neither Parent nor the Company shall file any amendment or supplement to the S-4 Registration Statement or the Prospectus/Joint Proxy Statement to which the other shall have reasonably objected. Whenever any event occurs that should be set forth in an amendment or supplement to the S-4 Registration Statement or the Prospectus/Joint Proxy Statement, Parent or the Company, as the case may be, shall promptly inform the other of such occurrence and shall cooperate in filing with the SEC or its staff, and, if appropriate, mailing to stockholders of Parent and the Company, such amendment or supplement.

     (b) Prior to the Effective Time, Parent shall use reasonable efforts to obtain all regulatory approvals needed to ensure that the shares of Parent Common Stock to be issued to the Company Stockholders in the Merger (i) will be qualified under the securities or "blue sky" law of every jurisdiction of the United States in which any registered stockholder of the Company has an address of record on the record date for determining the stockholders entitled to notice of and to vote on the Merger; provided, however, that Parent shall not be required to qualify to do business as a foreign corporation in any jurisdiction in which it is not now qualified or to file a general consent to service of process in any jurisdiction, and (ii) will be approved for listing (subject to notice of issuance) at the Effective Time on the Nasdaq NMS.

     4.9  COMPANY STOCKHOLDERS' MEETING.

     (a) The Company shall take all action reasonably necessary under all applicable Legal Requirements to call, give notice of, convene and hold a meeting of the holders of Company Common Stock and Company Preferred Stock to consider, act upon and vote upon the adoption and approval of this Agreement and the approval of the Merger (the "Company Stockholders' Meeting"). The Company Stockholders' Meeting will be held as promptly as practicable and in any event within 45 days after the S-4 Registration Statement is declared effective under the Securities Act. The Company will use reasonable efforts to ensure that, within 45 days after the S-4 Registration Statement is declared effective under the Securities Act, the Company Stockholders' Meeting is called, noticed, convened, held and conducted, and that all proxies solicited in connection with the Company Stockholders' Meeting are solicited, in compliance with all applicable Legal Requirements. Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Company Stockholders' Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Prospectus/Proxy Statement is provided to the Company Stockholders in advance of a vote on the Merger and this Agreement, or, if as of the time for which the Company Stockholders' Meeting is originally scheduled (as set forth in the Prospectus/Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders' Meeting. The Company will use reasonable efforts to hold the Company Stockholders' Meeting as soon as possible. The Company's obligation to call, give notice of, convene and hold the Company Stockholders' Meeting in accordance with this Section 4.9(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any withdrawal, amendment or modification of the recommendation of the Board of Directors of the Company with respect to the Merger.

     (b) Subject to Section 4.9(c): (i) the Board of Directors of the Company shall recommend that the Company Stockholders vote in favor of and adopt and approve this Agreement and approve the Merger at the Company Stockholders' Meeting; (ii) the Prospectus/Proxy Statement shall include a statement to the effect that the Board of Directors of the Company has recommended that the Company Stockholders vote in favor of and adopt and approve this Agreement and approve the Merger at the Company Stockholders' Meeting; and (iii) neither the Board of Directors of the Company nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify, in a manner adverse to Parent, the recommendation of the Board of Directors of the Company that the Company Stockholders vote in favor of and adopt and approve this Agreement and approve the Merger.

     (c) Nothing in this Agreement shall prevent the Board of Directors of the Company from withholding, withdrawing, amending or modifying its recommendation in favor of the Merger and amending the Prospectus/Proxy Statement at any time prior to the adoption and approval of this Agreement by the Required Company Stockholder Vote if (i) a Superior Offer is made to the Company and is not withdrawn, (ii) neither the Company nor any of its Representatives shall have violated any of the restrictions set forth in Section 4.7, and (iii) the Board of Directors of the Company concludes in good faith, after consultation with its outside counsel, that, in light of such Superior Offer, the withdrawal, amendment or modification of such recommendation is required in order for the Board of Directors of the Company to avoid a substantial risk of liability with respect to its fiduciary obligations to the Company Stockholders under applicable law. Nothing contained in this Section 4.9 shall limit the Company's obligation to call, give notice of, convene and hold the Company Stockholders' Meeting (regardless of whether the recommendation of the Board of Directors of the Company shall have been withdrawn, amended or modified).

     4.10  PARENT STOCKHOLDERS' MEETING.

     (a) Parent shall take all action reasonably necessary under all applicable Legal Requirements to call, give notice of, convene and hold a meeting of the holders of Parent Common Stock to consider, act upon and vote upon the adoption and approval of this Agreement and the approval of the Merger (the "Parent Stockholders' Meeting"). The Parent Stockholders' Meeting will be held as promptly as practicable and in any event within 45 days after the S-4 Registration Statement is declared effective under the Securities Act. Parent will use reasonable efforts to ensure that, within 45 days after the S-4 Registration Statement is declared effective under the Securities Act, the Parent Stockholders' Meeting is called, noticed, convened, held and conducted, and that all proxies solicited in connection with the Parent Stockholders' Meeting are solicited, in compliance with all applicable Legal Requirements. Notwithstanding anything to the contrary contained in this Agreement, Parent may adjourn or postpone the Parent Stockholders' Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Prospectus/Proxy Statement is provided to the Parent Stockholders in advance of a vote on the Merger and this Agreement, or, if as of the time for which the Parent Stockholders' Meeting is originally scheduled (as set forth in the Prospectus/Proxy Statement) there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholders' Meeting. Parent will use reasonable efforts to hold the Parent Stockholders' Meeting as soon as possible.

     (b) (i) The Board of Directors of Parent shall recommend that the Parent's stockholders vote in favor of and adopt and approve this Agreement and approve the Merger at the Parent Stockholders' Meeting; (ii) the Prospectus/Joint Proxy Statement shall include a statement to the effect that the Board of Directors of Parent has recommended that the Parent's stockholders vote in favor of and adopt and approve this Agreement and approve the Merger at the Parent Stockholders' Meeting; and (iii) neither the Board of Directors of Parent nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify, in a manner adverse to the Company, the recommendation of the Board of Directors of Parent that the Parent's stockholders vote in favor of and adopt and approve this Agreement and approve the Merger.

     4.11 REGULATORY APPROVALS. The Company and Parent shall use reasonable efforts to file as soon as practicable after the date of this Agreement all notices, reports and other documents required by law to be filed with any Governmental Authority with respect to the Merger and the other transactions contemplated by this Agreement and to submit promptly any additional information requested by any such Governmental Authority. The Company and Parent shall (i) give each other prompt notice of the commencement of any Legal Proceeding by or before any court on Governmental Authority with respect to the Merger or any of the transactions contemplated by this Agreement, and (ii) keep each other informed as to the status of any such Legal Proceeding.

     4.12  ADDITIONAL AGREEMENTS.

     (a) Parent and the Company shall use reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, each party to this Agreement (i) shall make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and the other transactions contemplated by this Agreement, (ii) shall use reasonable efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the Merger or any of the other transactions contemplated by this Agreement, and (iii) shall use reasonable efforts to lift any restraint, injunction or other legal bar to the Merger. Each of Parent and the Company shall promptly deliver to the other a copy of each such filing made, each such notice given and each such Consent obtained by Parent or the Company, as the case may be, during the Pre-Closing Period.

     (b) The Company will use reasonable efforts to resolve all Legal Proceedings against the Company in a manner reasonably acceptable to Parent.

     4.13 DISCLOSURE. Except as otherwise required by applicable law, Parent and the Company shall keep confidential the existence, status and terms of the negotiations and agreements regarding the Merger. Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to the Merger or any of the other Transactions. Without limiting the generality of the foregoing, neither party shall permit any of its Representatives to, make any disclosure regarding the Merger or any of the other transactions contemplated by this Agreement unless (a) the other party shall have approved such disclosure, or (b) such party shall have determined after consultation with its outside legal counsel that such disclosure is required by applicable law.

     4.14 LETTER OF THE COMPANY'S ACCOUNTANTS. The Company shall cause to be delivered to Parent a letter of Arthur Andersen LLP, dated no more than two business days before the date on which the S-4 Registration Statement becomes effective (and reasonably satisfactory in form and substance to Parent), that is customary in scope and substance for letters delivered by independent accountants in connection with the registration statements similar to the S-4 Registration Statement.

     4.15 COMPANY AFFILIATE AGREEMENTS. The Company shall use reasonable efforts to cause each Person who becomes a Company Affiliate after the date of this Agreement to execute and deliver to Parent, on or prior to the Effective Time, an affiliate agreement in the form of Exhibit F attached hereto (the "Company Affiliate Agreement").

     4.16 TAX MATTERS. At or prior to the Closing, Parent and the Company shall execute and deliver to Parent's counsel and to the Company's counsel tax representation letters in customary form. Parent and the Company shall use reasonable efforts prior to the Effective Time to cause the Merger to qualify as a tax free reorganization under Section 368(a)(1) of the Code.

     4.17 EMPLOYMENT OR CONSULTING AGREEMENT AND NONCOMPETITION AGREEMENT. The Company shall use reasonable efforts to cause to be executed and delivered to Parent employment agreements or consulting agreements, as applicable, between Parent and those Persons identified on Exhibit G.

     4.18 EMPLOYEE BENEFITS. Parent intends to maintain or cause the Surviving Corporation to maintain employee benefit plans (as defined in Section 3(3) of ERISA) for the benefit of employees of the Company which are substantially similar to those benefits provided for Parent's employees, including, without limitation, any of the following benefit plans maintained by Parent: medical/dental/vision care, life insurance, disability income, sick pay, holiday and vacation pay, 401(k) plan coverage, Section 125 benefit arrangements, bonus profit-sharing or other incentive plans, pension or retirement programs, dependent care assistance, severance benefits, and employee stock option and stock purchase plans, to the extent the Company employees meet the eligibility requirements for each such plan or program. To the extent permitted and commercially practicable under applicable plans and laws, Parent intends that the Company's employees (i) shall be given credit, for purposes of any service requirements for participation, for their period of service with the Company prior to the Closing Date, and (ii) shall also, with respect to any Parent plans or programs which have co-payment, deductible or other co-insurance features, receive credit for any amounts such employees have paid to date in 1998 in co-payments, deductibles or co-insurance under comparable programs maintained by Company prior to the date hereof. In addition, Parent intends that, to the extent permitted and commercially practicable under the Company's medical/health plans, no Company employee who participates in any medical/health plan of Company at the Closing date shall be denied coverage under Parent's medical/health plan by reason of any pre-existing condition exclusions.

     4.19  INDEMNIFICATION.

     (a) From and after the Effective Time, Parent will, or Parent will cause the Surviving Corporation to, fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements between the Company and its directors and officers as of the date hereof (the "Indemnified Parties") and any indemnification provisions under the Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the

Indemnified Parties as those contained in the Certificate of Incorporation and Bylaws of the Company as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of the Company, unless such modification is required by law.

     (b) From the Effective Time until the sixth anniversary thereof, Parent shall, or Parent shall cause the Surviving Corporation to, maintain in effect, for the benefit of the current directors and officers of the Company with respect to acts or omissions occurring prior to the Effective Time, the existing policy of directors' and officers' liability insurance maintained by the Company as of the date of this Agreement (the "Existing Policy"); provided, however, that (i) Parent or the Surviving Corporation may substitute for the Existing Policy a policy or policies of comparable coverage, and (ii) neither Parent nor the Surviving Corporation shall be required to pay an annual premium for the Existing Policy (or for any substitute policies) in excess of the amount of the last annual premium paid by the Company prior to the date of this Agreement for the Existing Policy, which amount was $119,500 (the "Past Premium Amount"). In the event any future annual premium for the Existing Policy (any substitute policies) exceeds the Past Premium Amount, Parent or the Surviving Corporation shall be entitled to reduce the amount of coverage of the Existing Policy (or any substitute policies) to the amount of coverage that can be obtained for a premium equal to the Past Premium Amount.

     (c) This Section 4.19 shall survive the consummation of the Merger, is intended to be for the benefit of, and enforceable by, each person entitled to indemnification pursuant hereto and each such person's or entity's heirs and representatives, and shall be binding on all successors and assigns of Parent and the Surviving Corporation.

     4.20 NASDAQ LISTING. Parent agrees to authorize for listing on Nasdaq the shares of Parent Common Stock issuable, and those required to be reserved for issuance, in connection with the Merger, upon official notice of issuance.

     4.21 BLUE SKY LAWS. Parent shall take such steps as may be reasonably necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable to the issuance of Parent Common Stock pursuant hereto. The Company shall use its reasonable efforts to assist Parent as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable in connection with the issuance of Parent Common Stock pursuant hereto.

     4.22 RESIGNATION OF OFFICERS AND DIRECTORS. The Company shall use reasonable efforts to obtain and deliver to Parent prior to the Closing the written resignation of each officer and director of the Company.

                                   ARTICLE 5

          CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB

     The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

     5.1  REPRESENTATIONS AND WARRANTIES ACCURATE.

     (a) Without limiting the effect or independence of the conditions set forth in Sections 5.1(b) and 5.1(c), the representations and warranties of the Company contained in Sections 2.1(c), 2.1(d) and 2.1(e) shall have been accurate in all respects as of the date of this Agreement (it being understood that for purposes of determining the accuracy of the representations and warranties of the Company contained in Sections 2.1(c), 2.1(d) and 2.1(e) with respect to the fully-diluted capitalization of the Company (A) such representations and warranties shall be deemed to have been accurate as long as the actual fully-diluted capitalization of the Company does not exceed the fully-diluted capitalization of the Company as represented in Sections 2.1(c), 2.1(d) and 2.1(e) by more than 15,000 shares of Company Common Stock, (B) changes in the number of outstanding shares of Company Common Stock resulting solely from the conversion of the

Company Preferred Stock shall be disregarded and (C) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

     (b) Without limiting the effect or independence of the conditions set forth in Sections 5.1(a) and 5.1(c), the representations and warranties of the Company contained in this Agreement (other than the representations and warranties of the Company contained in Sections 2.1(c), 2.1(d) and 2.1(e)) shall have been accurate in all respects as of the date of this Agreement (it being understood that, for purposes of determining the accuracy of such representations and warranties any inaccuracies that, in the aggregate, do not have a Material Adverse Effect on the Company shall be disregarded and (ii) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

     (c) Without limiting the effect or independence of the conditions set forth in Sections 5.1(a) and 5.1(b), the representations and warranties of the Company contained in this Agreement (except for any representation or warranty that refers specifically to "the date of this Agreement" or to any specific date or period prior to the date of this Agreement) shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date (it being understood that, for purposes of determining the accuracy of such representations and warranties as of the Closing Date: (i) any inaccuracies that, in the aggregate, do not have a Material Adverse Effect on the Company shall be disregarded and (ii) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

     5.2 COMPLIANCE WITH COVENANTS. The Company shall have complied with and performed in all material respects each covenant contained in this Agreement that is required to be complied with or performed by the Company on or prior to the Closing Date.

     5.3 NO MATERIAL ADVERSE EFFECT. There shall have been no change in the Company's business, capitalization, operations or financial condition since the date of this Agreement which has had or would reasonably be expected to have a Material Adverse Effect on the Company.

     5.4 EFFECTIVENESS OF REGISTRATION STATEMENT. The S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order shall have been issued by the SEC with respect to the S-4 Registration Statement.

     5.5 COMPANY STOCKHOLDER APPROVAL. This Agreement and the Merger shall have been adopted and approved by the Required Company Stockholder Vote.

     5.6 PARENT STOCKHOLDER APPROVAL. This Agreement and the Merger shall have been adopted and approved by the Required Parent Stockholder Vote.

     5.7 AGREEMENTS AND DOCUMENTS. Parent shall have received the following agreements and documents, each of which shall be in full force and effect:

          (a) A letter from Arthur Andersen LLP, dated as of the Closing Date and addressed to Parent, reasonably satisfactory in form and substance to Parent, updating the letter referred to in Section 4.14;

          (b) A Company Affiliate Agreement in the form of Exhibit F executed by each Company Affiliate as of the Closing Date, or who was a Company Affiliate on the date on which the Company Stockholders' Meeting was held or on the date 30 days prior to the Closing;

          (c) An employment or consulting agreement and noncompetition agreement with Parent executed by each Person identified on Exhibit G;

          (d) A legal opinion of Cooley Godward LLP, outside counsel to Parent, dated as of the Closing Date and addressed to Parent, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code (it being understood that, in rendering such opinion, such outside counsel may rely upon the tax representation letters referred to in Section 4.16);

          (e) The written resignations of all officers and directors of the Company; and

          (f) A certificate of the Chief Executive Officer of the Company evidencing compliance with the conditions set forth in Sections 5.1, 5.2,
     5.3 and 5.5.

     5.8 ABSENCE OF RESTRAINT. No order to restrain, enjoin or otherwise prevent the consummation of the Merger or any of the other transactions contemplated by this Agreement shall have been entered by any court or Governmental Authority, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes the consummation of the Merger illegal.

     5.9 NO GOVERNMENTAL LITIGATION. There shall not be pending or threatened any Legal Proceeding in which a Governmental Authority is or is threatened to become a party: (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement; (b) relating to the Merger and seeking to obtain from Parent or any of its subsidiaries or from the Company any damages that may be material to Parent or the Company; (c) seeking to prohibit or limit in any material respect Parent's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; or (d) which would materially and adversely affect the right of Parent, the Surviving Corporation or any subsidiary of Parent to own the assets or operate the business of the Company.

     5.10 OTHER REQUIRED CONSENTS AND APPROVALS. All Consents required to be obtained in connection with the Merger and the other transactions contemplated by this Agreement shall have been obtained and shall be in full force and effect (except where the failure to obtain such Consents has not had, and would not reasonably be expected to have, a Material Adverse Effect on Parent or the Company.

     5.11 STOCK OPTIONS. All outstanding Company Options not exercised prior to the Effective Time shall have terminated and ceased to remain outstanding.

                                   ARTICLE 6

               CONDITIONS PRECEDENT TO THE COMPANY'S OBLIGATIONS

     The obligations of the Company to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

     6.1  REPRESENTATIONS AND WARRANTIES ACCURATE.

     (a) Without limiting the effect or independence of the condition set forth in Section 6.1(b), the representations and warranties of Parent and Merger Sub contained in this Agreement shall have been accurate in all respects as of the date of this Agreement (it being understood that, for purposes of determining the accuracy of such representations and warranties any inaccuracies that, in the aggregate, do not have a Material Adverse Effect on Parent shall be disregarded).

     (b) Without limiting the effect or independence of the condition set forth in Section 6.1(a), the representations and warranties of Parent and Merger Sub contained in this Agreement (except for any representation or warranty that refers specifically to "the date of this Agreement" or to any specific date or period prior to the date of this Agreement) shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date (it being understood that, for purposes of determining the accuracy of such representations and warranties as of the Closing Date any inaccuracies that, in the aggregate, do not have a Material Adverse Effect on Parent shall be disregarded.

     6.2 COMPLIANCE WITH COVENANTS. Parent and Merger Sub shall have complied with and performed in all material respects each covenant contained in this Agreement that is required to be complied with or performed by Parent and Merger Sub on or prior to the Closing Date.

     6.3 NO MATERIAL ADVERSE EFFECT. There shall have been no change in Parent's business, capitalization, operations or financial condition since the date of this Agreement which has had or would reasonably be expected to have a Material Adverse Effect on Parent.

     6.4 EFFECTIVENESS OF REGISTRATION STATEMENT. The S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order shall have been issued by the SEC with respect to the S-4 Registration Statement.

     6.5 COMPANY STOCKHOLDER APPROVAL. This Agreement and the Merger shall have been adopted and approved by the Required Company Stockholder Vote.

     6.6 PARENT STOCKHOLDER APPROVAL. This Agreement and the Merger shall have been adopted and approved by the Required Parent Stockholder Vote.

     6.7 AGREEMENTS AND DOCUMENTS. The Company shall have received the following agreements and documents, each of which shall be in full force and effect:

          (a) A legal opinion of Brobeck, Phleger & Harrison LLP, counsel to the Company, dated as of the Closing Date and addressed to the Company, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code (it being understood that, in rendering such opinion, such outside counsel may rely upon the tax representation letters referred to in Section 4.16); and

          (b) A certificate of the Chief Executive Officer of Parent evidencing compliance with the conditions set forth in Sections 6.1, 6.2, 6.3 and 6.6.

     6.8 ABSENCE OF RESTRAINT. No order to restrain, enjoin or otherwise prevent the consummation of the Merger or any of the other transactions contemplated by this Agreement shall have been entered by any court or Governmental Authority and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes the consummation of the Merger illegal.

     6.9 LISTING. The shares of Parent Common Stock to be issued to the Company Stockholders in the Merger shall have been approved for quotation on the Nasdaq NMS upon official notice of issuance thereof.

     6.10 CLOSING PRICE. The Closing Price of Parent Common Stock shall be more than $6.34.

     6.11 NO GOVERNMENTAL LITIGATION. There shall not be pending or threatened any Legal Proceeding in which a Governmental Authority is or is threatened to become a party: (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement; (b) relating to the Merger and seeking to obtain from Parent or any of its subsidiaries any damages that may be material to Parent; (c) seeking to prohibit or limit in any material respect Parent's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; or (d) which would materially and adversely affect the right of Parent, the Surviving Corporation or any subsidiary of Parent to own the assets or operate the business of the Company.

                                   ARTICLE 7

                            TERMINATION OF AGREEMENT

     7.1 TERMINATION. This Agreement may be terminated prior to the Effective Time, whether before or after approval of the Merger by the Company
Stockholders:

          (a) by mutual written consent of Parent and the Company;

          (b) by either Parent or the Company if the Merger shall not have been consummated by December 31, 1998 (unless the failure to consummate the Merger is attributable to a failure on the part of the party seeking to terminate this Agreement to perform any material obligation required to be performed by such party at or prior to the Effective Time);

          (c) by the Company if the Closing Price of Parent Common Stock is less than $6.34;

          (d) by either Parent or the Company if a court of competent jurisdiction or Governmental Authority shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

          (e) by either Parent or the Company if (i) the Company Stockholders' Meeting shall have been held, and (ii) this Agreement and the Merger shall not have been adopted and approved at such meeting by the Required Company Stockholder Vote; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.1(e) if the failure of the Company Stockholders to adopt and approve this Agreement and approve the Merger at the Company Stockholders' Meeting is attributable to a failure on the part of the Company to perform any material obligation required to have been performed by the Company under this Agreement; and provided further, that the Company may so terminate this Agreement only following its compliance with Sections 7.3(b) and (c);

          (f) by either Parent or the Company if (i) the Parent Stockholders' Meeting shall have been held, and (ii) this Agreement and the Merger shall not have been adopted or approved at such meeting by the Required Parent Stockholder Vote; provided, however, that Parent shall not be permitted to terminate this Agreement pursuant to this Section 7.1(f) if the failure of the Parent Stockholders to adopt and approve this Agreement and approve the Merger at the Parent Stockholders' Meeting is attributable to a failure on the part of Parent to perform any material obligation required to have been performed by Parent under this Agreement;

          (g) by Parent (at any time prior to the adoption and approval of this Agreement and the Merger by the Required Company Stockholder Vote) if a Triggering Event shall have occurred;

          (h) by Parent, following a breach of any covenant or agreement of the Company contained in this Agreement, or if any representation or warranty of the Company contained in this Agreement shall be or shall have become inaccurate, in either case such that any of the conditions set forth in Sections 5.1(a), 5.1(b), 5.1(c) and 5.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty was or shall have become inaccurate; provided, however, that: (A) if such breach or inaccuracy is curable by the Company, then Parent may not terminate this Agreement under this Section 7.1(h) with respect to a particular breach or inaccuracy prior to or during the 30-day period commencing upon delivery by Parent of written notice to the Company of such breach or inaccuracy, provided that the Company continues to exercise all reasonable efforts to cure such breach or inaccuracy; and (B) the right to terminate this Agreement under this Section 7.1(h) shall not be available to Parent if Parent shall have committed a material uncured breach of this Agreement; or

          (i) by the Company, following a breach of any covenant or agreement of Parent contained in this Agreement, or if any representation or warranty of Parent contained in this Agreement shall be or shall have become inaccurate, in either case such that any of the conditions set forth in Sections 6.1(a), 6.1(b) and 6.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty was or shall have become inaccurate; provided, however, that: (A) if such breach or inaccuracy is curable by Parent, then the Company may not terminate this Agreement under this Section 7.1(i) with respect to a particular breach or inaccuracy prior to or during the 30-day period commencing upon delivery by the Company of written notice to Parent of such breach or inaccuracy, provided Parent continues to exercise reasonable efforts to cure such breach or inaccuracy; and (B) the right to terminate this Agreement under this Section 7.1(i) shall not be available to the Company if the Company shall have committed a material uncured breach of this Agreement.

     7.2 EFFECT OF TERMINATION. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect; provided, however, that (i) this Section 7.2, Section 7.3 and
Article 8 shall survive the termination of this Agreement and shall remain in full force and effect and, (ii) subject to Section 7.3(b) below, the termination of this Agreement shall not relieve any party from any liability for any breach of this Agreement.

     7.3  FEES AND EXPENSES.

     (a) Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that Parent and the Company shall share equally all fees and expenses, other than attorneys' and accountants' fees, incurred in connection with the printing and filing of the S-4 Registration Statement and the Prospectus/Joint Proxy Statement and any amendments or supplements thereto with the SEC.

     (b) In consideration of the substantial time, expense and forgoing of other opportunities that the Parent has invested in the transactions contemplated hereby, if this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(e) or if this Agreement is terminated by Parent pursuant to
Section 7.1(g), then the Company shall pay to Parent a nonrefundable fee, in cash, of $1,000,000 (the "Break-Up Fee");

     (c) In the case of termination of this Agreement pursuant to Section 7.1(e), the Break-Up Fee shall be paid within one business day after such termination. In the case of termination of this Agreement pursuant to Section 7.1(g), the Break-Up Fee shall be paid within one business day after such termination.

                                   ARTICLE 8

                                 MISCELLANEOUS

     8.1 AMENDMENT. This Agreement may be amended with the approval of the respective Boards of Directors of the Company and Parent at any time before or after approval of this Agreement by the Company Stockholders; provided, however, that after any such stockholder approval, no amendment shall be made except as permitted by applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     8.2  WAIVER.

     (a) No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

     (b) No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

     8.3 NO SURVIVAL OF REPRESENTATIONS AND WARRANTIES. None of the representations and warranties contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger.

     8.4 ENTIRE AGREEMENT; COUNTERPARTS. This Agreement and the other agreements referred to herein and in that certain Mutual Non-Disclosure Agreement dated January 27, 1998 between Parent and the Company constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

     8.5 APPLICABLE LAW; JURISDICTION. This Agreement is made under, and shall be construed and enforced in accordance with, the laws of the State of Delaware applicable to agreements made and to be performed solely therein, without giving effect to principles of conflicts of law. In any action between or among any of the parties, whether arising out of this Agreement or otherwise: (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in Maryland; (b) if any such action is commenced in a state court, then, subject to applicable law, no party shall object to the removal of such action to any federal court located in Montgomery County, Maryland; (c) each of the parties irrevocably waives the right to trial by jury; and (d) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with Section 8.7.

     8.6 ASSIGNABILITY. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors; provided, however, that neither this Agreement nor any of the rights or obligations of the Company, Parent or Merger Sub hereunder may be assigned by any party without the prior written consent of the other parties hereto, and any attempted assignment without such consent shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except as specifically provided in Section 4.19.

     8.7 NOTICES. All notices and other communications required or permitted to be delivered to any party pursuant to this Agreement shall be in writing and shall be deemed properly given if delivered personally, by facsimile, sent by nationally-recognized, overnight courier or mailed by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

               To Parent or Merger Sub:

                 Gene Logic Inc.
                 708 Quince Orchard Road
                 Gaithersburg, MD 20878
                 Attention: President and Chief Executive Officer
                 Telephone: (301) 987-1700
                 Fax: (301) 987-1701

               with a copy to:

                 Cooley Godward LLP
                 4365 Executive Drive, Suite 1100
                 San Diego, CA 92109
                 Attention: Frederick T. Muto, Esq.
                 Telephone: (619) 550-6000
                 Fax: (619) 453-3555

               To the Company:

                 Oncormed, Inc.
                 205 Perry Parkway
                 Gaithersburg, MD 20877
                 Attention: Chief Executive Officer
                 Telephone: (301) 208-1888
                 Fax: (301) 926-6329

               with a copy to:

                 Brobeck, Phleger & Harrison LLP
                 1633 Broadway, 47th Floor
                 New York, NY 10019
                 Attention: Alexander D. Lynch, Esq.
                 Telephone: (212) 581-1600
                 Fax: (212) 586-7878

All such notices and other communications shall be deemed to have been received
(a) in the case of personal delivery, on the date of such delivery, (b) in the case of a facsimile, when the party receiving such facsimile shall have confirmed receipt of the communication, (c) in the case of delivery by nationally-recognized, overnight courier, on the Business Day following dispatch and (d) in the case of registered or certified mail, on the fifth Business Day following such mailing.

     8.8 COOPERATION. Each of the Company and Parent agrees to cooperate fully with the other and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other to evidence or reflect the transactions contemplated hereby and to carry out the intent and purposes of this Agreement.

     8.9 CONSTRUCTION. The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement. Except as otherwise indicated, all references in this Agreement to "Articles," "Sections" and "Exhibits" are intended to refer to Articles and Sections of this Agreement and Exhibits to this Agreement. The titles and captions of the Articles and Sections of this Agreement are included for convenience of reference only and shall have no effect on the construction or meaning of this Agreement. As used in this Agreement, the words "include" and "including," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation."

                     [THIS SPACE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, the parties hereby have executed this Agreement and Plan of Reorganization as of the date first above written.

                                          GENE LOGIC INC.

                                          By:
                                            ------------------------------------
                                            Michael J. Brennan, M.D., Ph.D.
                                            Title: President and Chief Executive
                                              Officer

                                          GENE LOGIC ACQUISITION CORP.

                                          By:
                                            ------------------------------------
                                            Michael J. Brennan, M.D., Ph.D.
                                            Title: President and Chief Executive
                                              Officer

                                          ONCORMED, INC.

                                          --------------------------------------

                                          By:
                                          --------------------------------------

                                          Title:
                                          --------------------------------------

                                   EXHIBIT A

                              CERTAIN DEFINITIONS

     For purposes of the Agreement (including this Exhibit A):

     Acquisition Proposal. "Acquisition Proposal" shall mean any offer, proposal or inquiry (other than an offer, proposal or inquiry by Parent) contemplating or otherwise relating to any Acquisition Transaction.

     Acquisition Transaction. "Acquisition Transaction" shall mean any transaction or series of related transactions involving:

          (a) any merger, consolidation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (i) in which the Company is a constituent corporation, (ii) in which a Person or "group" (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires the Company or more than 50% of the Company's business or directly or indirectly acquires beneficial or record ownership of securities representing more than 50% of the outstanding securities of any class of voting securities of the Company, or (iii) in which the Company issues securities representing more than 50% of the outstanding securities of any class of voting securities of the Company; or

          (b) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 50% of the assets of the Company, or any liquidation or dissolution of the Company.

     Agreement. "Agreement" shall mean the Agreement and Plan of Merger and Reorganization to which this Exhibit A is attached, as it may be amended from time to time.

     Break-up Fee. "Break-up Fee" shall have the meaning set forth in Section 7.3(b).

     Certificate of Merger. "Certificate of Merger" shall have the meaning set forth in Section 1.3.

     Closing.  "Closing" shall have the meaning set forth in Section 1.3.

     Closing Date.  "Closing Date" shall have the meaning set forth in Section
1.3.

     Closing Price. "Closing Price" shall have the meaning set forth in Section 1.5(b)(i).

     Code.  "Code" shall have the meaning set forth in the recitals.

     Company.  "Company" shall have the meaning set forth in the preamble.

     Company Affiliates. "Company Affiliates" shall have the meaning set forth in Section 2.12.

     Company Affiliate Agreement. "Company Affiliate Agreement" shall have the meaning set forth in Section 4.15.

     Company Certificate of Incorporation. "Company Certificate of Incorporation" shall have the meaning set forth in Section 2.1(g).

     Company Common Stock. "Company Common Stock" shall have the meaning set forth in Section 1.5(a)(i).

     Company Contract. "Company Contract" shall mean any Contract: (a) to which the Company is a party; (b) by which the Company or any of its assets is or may become bound or under which the Company has, or may become subject to, any obligation; or (c) under which the Company has or may acquire any right or interest.

     Company Disclosure Schedule. "Company Disclosure Schedule" shall have the meaning set forth in the preamble to Article 2.

     Company Financial Statements. "Company Financial Statements" shall have the meaning set forth in Section 2.2(b).

     Company Options.  "Company Options" shall have the meaning set forth in
Section 1.8.

     Company Preferred Stock. "Company Preferred Stock" shall have the meaning set forth in Section 1.5(a)(i).

     Company Proprietary Assets. "Company Proprietary Assets" shall have the meaning set forth in Section 2.5(a).

     Company SEC Documents. "Company SEC Documents" shall have the meaning set forth in Section 2.2(a).

     Company Stock Certificate. "Company Stock Certificate" shall have the meaning set forth in Section 1.6.

     Company Stockholders. "Company Stockholders" shall have the meaning set forth in Section 1.5(a).

     Company Stockholders' Meeting. "Company Stockholders' Meeting" shall have the meaning set forth in Section 4.9(a).

     Company Warrants.  "Company Warrants" shall have the meaning set forth in
Section 1.9.

     Confidential Information. "Confidential Information" shall have the meaning set forth in Section 2.5(g).

     Consent. "Consent" shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

     Contract. "Contract" shall mean any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, note, option, warranty, purchase order, license, sublicense or legally binding commitment or undertaking of any nature.

     DGCL.  "DGCL" shall have the meaning set forth in Section 1.2.

     Effective Time.  "Effective Time" shall have the meaning set forth in
Section 1.3.

     Encumbrance. "Encumbrance" shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

     Entity. "Entity" shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

     Environmental Law.  "Environmental Law" shall have the meaning set forth in
Section 2.10.

     ERISA.  "ERISA" shall have the meaning set forth in Section 2.7(b).

     Exchange Act. "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

     Exchange Agent.  "Exchange Agent" shall have the meaning set forth in
Section 1.7(a).

     Exchange Fund. "Exchange Fund" shall have the meaning set forth in Section 1.7(a).

     Exchange Ratio.  "Exchange Ratio" shall have the meaning set forth in
Section 1.5(b)(ii).

     Existing Policy.  "Existing Policy" shall have the meaning set forth in
Section 4.19(b).

     GAAP.  "GAAP" shall mean generally accepted accounting principles.

     Governmental Authorization.  "Governmental Authorization" shall mean any:
(a) permit, license, certificate, franchise, permission, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Authority.

     Governmental Authority. "Governmental Authority" shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Entity and any court or other tribunal).

     Indemnified Parties. "Indemnified Parties" shall have the meaning set forth in Section 4.19(a).

     Leases.  "Leases" shall have the meaning set forth in Section 2.9(a).

     Legal Proceeding. "Legal Proceeding" shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

     Legal Requirement. "Legal Requirement" shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

     Liabilities. "Liabilities" shall mean any liability or obligation of any kind or nature, secured or unsecured (whether absolute, accrued, contingent or otherwise, and whether due or to become due).

     March 1998 Balance Sheet. "March 1998 Balance Sheet" shall have the meaning set forth in Section 2.2(b).

     Material Adverse Effect. An event, violation, change, failure, inaccuracy, circumstance or other matter will be deemed to have a "Material Adverse Effect" on the Company if such event, violation, change, failure, inaccuracy, circumstance or other matter (considered together with all other matters that would constitute exceptions to the representations and warranties set forth in
Article 2 of the Agreement but for the presence of "Material Adverse Effect" or other materiality qualifications, or any similar qualifications, in such representations and warranties) would have a material adverse effect on (i) the business, capitalization, operations or financial condition of the Company taken as a whole, (ii) the ability of the Company to consummate the Merger or any of the other transactions contemplated by the Agreement or to perform any of its obligations under the Agreement, or (iii) Parent's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; provided, however, that: (A) any material adverse effect that results from general economic, business or industry conditions or legislative or regulatory initiatives shall be disregarded in determining whether there has been a "Material Adverse Effect" on the Company;
(B) any material adverse effect that results from the taking of any action required by this Agreement or from the announcement or pendency of the transactions contemplated by this Agreement shall be disregarded in determining whether there has been a "Material Adverse Effect" on the Company; (C) any material adverse effect that results from the issuance of a report by the Company's accountant that expresses doubt as to the Company's ability to continue as a going concern or the Company's lack of liquidity and capital resources shall be disregarded in determining whether there has been a "Material Adverse Effect" on the Company; and (D) a decline in the Company's stock price shall not, in and of itself, constitute a "Material Adverse Effect" on the Company and shall be disregarded in determining whether there has been a Material Adverse Effect on the Company. An event, violation, change, failure, inaccuracy, circumstance or other matter will be deemed to have a "Material Adverse Effect" on Parent if such event, violation, change, failure, inaccuracy, circumstance or other matter (considered together with all other matters that would constitute exceptions to the representations and warranties set forth in
Article 3 of the Agreement but for the presence of "Material Adverse Effect" or other materiality qualifications, or any similar qualifications, in such representations and warranties) would have a material adverse effect on the business, operations or financial condition of Parent and its subsidiaries taken as a whole; provided, however, that: (A) any material adverse effect that results from general economic, business or industry conditions or legislative or regulatory initiatives shall be disregarded in determining whether there has been a "Material Adverse Effect" on Parent; (B) any material adverse effect that results from the taking of any action required by this Agreement or from the announcement or pendency of the transactions contemplated by this Agreement shall be disregarded in determining whether there has been a "Material Adverse Effect" on Parent; and (C) a decline in Parent's stock price shall not, in and of itself, constitute a "Material Adverse Effect" on Parent and shall be disregarded in determining whether there has been a "Material Adverse Effect" on Parent.

     Material Company Contract. "Material Company Contract" shall have the meaning set forth in Section 2.6(a).

     Material Parent Contracts. "Material Parent Contracts" shall have the meaning set forth in Section 3.16.

     Materials of Environmental Concern. "Materials of Environmental Concern" shall have the meaning set forth in Section 2.10.

     Merger.  "Merger" shall have the meaning set forth in the recitals.

     Merger Sub.  "Merger Sub" shall have the meaning set forth in the preamble.

     NASD.  "NASD" shall mean the National Association of Securities Dealers.

     Nasdaq NMS. "Nasdaq NMS" shall have the meaning set forth in Section 1.5(b)(i).

     Outstanding Shares. "Outstanding Shares" shall have the meaning set forth in Section 1.5(b)(iii).

     Parent.  "Parent" shall have the meaning set forth in the preamble.

     Parent Common Stock. "Parent Common Stock" shall have the meaning set forth in Section 1.5(a)(iii).

     Parent Disclosure Schedule. "Parent Disclosure Schedule" shall have the meaning set forth in the preamble to Article 3.

     Parent Options. "Parent Options" shall mean all outstanding options to purchase shares of capital stock of Parent.

     Parent SEC Documents. "Parent SEC Documents" shall have the meaning set forth in Section 3.2(a).

     Parent Stockholders' Meeting. "Parent Stockholders' Meeting" shall have the meaning set forth in Section 4.10(a).

     Parent Warrants. "Parent Warrants" shall mean all outstanding Warrants to purchase shares of capital stock of Parent.

     Past Premium Amount. "Past Premium Amount" shall have the meaning set forth in Section 4.19(b).

     Person.  "Person" shall mean any individual, Entity or Governmental
Authority.

     Pre-Closing Period. "Pre-Closing Period" shall have the meaning set forth in Section 4.1.

     Proprietary Asset. "Proprietary Asset" shall mean any: (a) patent, patent application, trademark (whether registered or unregistered), trademark application, trade name, fictitious business name, service mark (whether registered or unregistered), service mark application, copyright (whether registered or unregistered), copyright application, maskwork, maskwork application, trade secret, know-how, sample, media and/or cell line and procedures and formulations for producing any such sample, media and/or cell line, process, formula, test data, customer list, franchise, system, computer software, source code, computer program, invention, design, blueprint, engineering drawing, proprietary product, technology, proprietary right or other intellectual property right or intangible asset; or (b) right to use or exploit any of the foregoing.

     Prospectus/Joint Proxy Statement. "Prospectus/Joint Proxy Statement" shall mean the prospectus/joint proxy statement, filed as a part of the S-4 Registration Statement, to be sent to the Company's stockholders in connection with the Company Stockholders' Meeting and to Parent's stockholders in connection with the Parent Stockholders' Meeting.

     Representatives. "Representatives" shall mean officers, directors, employees, agents, attorneys, accountants and advisors.

     Required Company Stockholder Vote. "Required Company Stockholder Vote" shall have the meaning set forth in Section 2.13.

     Required Parent Stockholder Vote. "Required Parent Stockholder Vote" shall have the meaning set forth in Section 3.8.

     S-4 Registration Statement. "S-4 Registration Statement" shall have the meaning set forth in Section 2.25(d).

     SEC.  "SEC" shall have the meaning set forth in Section 2.2(a).

     Securities Act. "Securities Act" shall mean the Securities Act of 1933, as amended.

     Superior Offer. "Superior Offer" shall mean an unsolicited, bona fide written offer made by a third party to purchase more than 50% of the outstanding shares of Company Common Stock on terms that the Board of Directors of the Company determines, in its reasonable judgment, after consultation with its financial advisor, to be more favorable from a financial point of view to the Company's stockholders than the terms of the Merger; provided, however, that any such offer shall not be deemed to be a "Superior Offer" if any financing required to consummate the transaction contemplated by such offer is not committed and is not likely to be obtained by such third party on a timely basis.

     Surviving Corporation. "Surviving Corporation" shall have the meaning set forth in Section 1.1.

     Tax. "Tax" shall mean any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, tariff, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Authority.

     Tax Return. "Tax Return" shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

     Third Party Proprietary Assets. "Third Party Proprietary Assets" shall have the meaning set forth in Section 2.5(b).

     Total Merger Shares. "Total Merger Shares" shall have the meaning set forth in Section 1.5(b)(i).

     Triggering Event. A "Triggering Event" shall be deemed to have occurred if: (i) this Agreement is terminated due to breach of this Agreement by the Company; (ii) the Board of Directors of the Company shall have failed to recommend, or shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Parent its recommendation in favor of the adoption and approval of this Agreement or the approval of the Merger; (iii) the Company shall have failed to include in the Prospectus/Joint Proxy Statement the recommendation of the Board of Directors of the Company in favor of adoption and approval of this Agreement and approval of the Merger; (iv) the Company shall have approved, endorsed or recommended any Acquisition Proposal or Parent terminates this Agreement after the Company publicly announces it is considering an Acquisition Proposal; (v) a tender or exchange offer relating to securities of the Company shall have been commenced and the Company shall not have sent to its securityholders, within ten (10) business days after the commencement of such tender or exchange offer, a statement disclosing that the Company does not recommend acceptance of such tender or exchange offer; (vi) an Acquisition Proposal is publicly announced, and the Company (A) fails to issue a press release announcing its opposition to such Acquisition Proposal within five (5) business days after such Acquisition Proposal is announced or (B) otherwise fails to actively oppose such Acquisition Proposal; or (vii) the Company shall have failed to hold the Company Stockholders' Meeting as promptly as practicable and in any event within 45 days after the S-4 Registration Statement is declared effective under the Securities Act.

                                   EXHIBIT C

DIRECTORS OF SURVIVING CORPORATION
Michael J. Brennan, M.D., Ph.D.
Alan G. Walton, Ph.D., D.Sc.

OFFICERS OF SURVIVING CORPORATION
Michael J. Brennan, M.D., Ph.D., President and Chief Executive Officer Mark D. Gessler, Senior Vice President, Corporate Development and Chief Financial Officer
Alan G. Walton, Ph.D., D.Sc., Chairman of the Board of Directors

                                   EXHIBIT D

                     FORM OF COMPANY STOCK OPTION AGREEMENT

                                 ONCORMED, INC.

                             STOCK OPTION AGREEMENT

                                  WITNESSETH:

RECITALS

     A. The Board of Directors (the "Board") of OncorMed, Inc. (the "Corporation") has adopted the Corporation's Restated 1993 Stock Option Plan (the "Plan") for the purpose of attracting and retaining the services of employees (including officers and directors), non-employee Board members and consultants.

     B. Optionee is an individual who is to render valuable services to the Corporation or one or more parent or subsidiary corporations, and this Agreement is executed pursuant to, and is intended to carry out the purposes of, the Plan in connection with the grant of a stock option to purchase shares of the Corporation's common stock ("Common Stock") under the Plan.

     NOW, THEREFORE, it is hereby agreed as follows:

     1. GRANT OF OPTION. Subject to and upon the terms and conditions set forth in this Agreement, the Corporation hereby grants to Optionee, as of the grant date (the "Grant Date") specified in the accompanying Notice of Grant of Stock Option (the "Grant Notice"), a stock option to purchase up to that number of shares of the Corporation's Common Stock (the "Option Shares") as is specified in the Grant Notice. Such Option Shares shall be purchasable from time to time during the option term at the exercise price (the "Exercise Price") specified in the Grant Notice.

     2. OPTION TERM. This option shall expire at the close of business on the expiration date (the "Expiration Date") specified in the Grant Notice, unless sooner terminated in accordance with Paragraph 5 or 6.

     3. LIMITED TRANSFERABILITY. This option shall be exercisable only by Optionee during Optionee's lifetime and shall not be transferable or assignable by Optionee other than by will or by the laws of descent and distribution following Optionee's death.

     4. EXERCISABILITY. This option shall become exercisable for the Option Shares in accordance with the installment schedule specified in the Grant Notice. As this option becomes exercisable for one or more installments, those installments shall accumulate, and the option shall remain exercisable for the accumulated installments until the Expiration Date or sooner termination of the option term under Paragraph 5 or 6. In no event shall this option become exercisable for any additional Option Shares following Optionee's cessation of Service.

     5. CESSATION OF SERVICE. The option term specified in Paragraph 2 shall terminate (and this option shall cease to remain outstanding) prior to the Expiration Date in accordance with the following provisions:

          (a) This option shall immediately terminate and cease to remain outstanding for any Option Shares for which it is not exercisable at the time of Optionee's cessation of Service (as defined below).

          (b) Should Optionee cease to remain in Service for any reason other than death or permanent disability, then the period during which this option is to remain exercisable shall be limited to the three (3)-month period following the date of such cessation of Service.

          (c) Should such Service terminate by reason of permanent disability, then the period during which this option is to remain exercisable shall be limited to the twelve (12)-month period following the date of such cessation of Service.

          (d) Should Optionee die while holding this option, then the period during which this option is to remain exercisable shall be limited to the twelve (12)-month period following the date of Optionee's death. During such limited period, this option may be exercised by the personal representative of Optionee's estate or by the person or persons to whom this option is transferred pursuant to Optionee's will or in accordance with the laws of descent and distribution.

          (e) Under no circumstances, however, shall this option be exercisable after the specified expiration date of the option term.

          (f) During the applicable limited post-Service exercise period, this option may not be exercised in the aggregate for more than the number of vested shares for which this option is exercisable on the date of Optionee's cessation of Service. Upon the expiration of such limited exercise period or (if earlier) upon the expiration of the option term, this option shall terminate and cease to be exercisable for any vested shares for which this option has not been exercised. However, this option shall, immediately upon Optionee's cessation of Service, terminate and cease to be outstanding with respect to any Option Shares for which this option is not at that time exercisable or in which Optionee is not otherwise at that time vested.

          (g) For purposes of this Agreement, the following definitions shall be in effect:

             Optionee shall be deemed to remain in SERVICE for so long as such individual performs services on a periodic basis to the Corporation (or any parent or subsidiary corporation) in the capacity of an Employee, a non-employee member of the Board, a consultant or an independent contractor.

             Optionee shall be considered to be an EMPLOYEE for so long as such individual performs services while in the employ of the Corporation or any parent or subsidiary, subject to the control and direction of the employer entity not only as to the work to be performed but also as to the manner and method of performance.

             Optionee shall be deemed to have incurred a PERMANENT DISABILITY if Optionee is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment expected to result in death or to be of continuous duration of twelve
        (12) months or more.

             A corporation shall be considered to be a SUBSIDIARY of the Corporation if it is a member of an unbroken chain of corporations beginning with the Corporation, provided each such corporation in the unbroken chain (other than the last corporation) owns, at the time of determination, stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation shall be considered to be a PARENT of the Corporation if it is a member of an unbroken chain ending with the Corporation provided each such corporation in the unbroken chain (other than the Corporation) owns, at the time of determination, stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

     6.  CORPORATE TRANSACTION.

     (a) In the event of any of the following stockholder-approved transactions to which the Corporation is a party (a "Corporate Transaction"):

          (i) a merger or consolidation in which more than fifty percent (50%) of the Corporation's outstanding voting stock is transferred to a person or persons different from those who held the stock immediately prior to such transaction, or

          (ii) the sale, transfer or other disposition of all or substantially all of the Corporation's assets in complete liquidation or dissolution of the Corporation,

this option, to the extent outstanding at such time but not otherwise exercisable, shall automatically accelerate so that such option shall, immediately prior to the specified effective date for the Corporate Transaction, become fully exercisable for all the Option Shares at the time subject to such option and may be exercised for all or any portion of such shares. No such acceleration of this option, however, shall occur if and to the extent: (i) this option is, in connection with the Corporate Transaction, either to be assumed by the successor corporation or parent thereof or replaced with a comparable option to purchase shares of the capital stock of the successor corporation or parent thereof or (ii) this option is to be replaced by a comparable cash incentive program of the successor corporation based on the option spread existing at the time of the Corporate

Transaction. The determination of option comparability under clause (i) or (ii) shall be made by the Plan Administrator, and such determination shall be final, binding and conclusive.

     (b) The portion of this option accelerated in connection with any Corporate Transaction shall remain exercisable as an incentive stock option under the Federal tax laws (if the option is designated as such in the Grant Notice) only to the extent the applicable dollar limitation of Paragraph 17 is not exceeded in the calendar year of such Corporate Transaction.

     (c) This option, to the extent not previously exercised, shall terminate immediately after the consummation of such Corporate Transaction and cease to remain outstanding, unless it is expressly assumed by the successor corporation or parent thereof.

     (d) This Agreement shall not in any way affect the right of the Corporation to adjust, reclassify, reorganize or otherwise make changes in its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

     7.  ADJUSTMENT IN OPTION SHARES.

     (a) In the event any change is made to the Common Stock issuable under the Plan by reason of any stock split, stock dividend, recapitalization, combination of shares, exchange of shares or other change affecting the outstanding Common Stock as a class effected without the Corporation's receipt of consideration, the Plan Administrator shall make appropriate adjustments to (i) the number and/or class of securities subject to this option and (ii) the Exercise Price payable per share in order to prevent any dilution or enlargement of rights and benefits hereunder. Such adjustments shall be final, binding and conclusive.

     (b) If this option is to be assumed in connection with any Corporate Transaction under Paragraph 6 or is otherwise to continue outstanding, then this option shall, immediately after the effective date of such Corporate Transaction, be appropriately adjusted to apply and pertain to the number and class of securities which would have been issued to Optionee in the consummation of such Corporate Transaction had the option been exercised immediately prior to such Corporate Transaction. Appropriate adjustments shall also be made to the Exercise Price payable per share, provided the aggregate Exercise Price payable hereunder shall remain the same.

     8. PRIVILEGE OF STOCK OWNERSHIP. The holder of this option shall not have any of the rights of a stockholder with respect to the Option Shares until such individual shall have exercised the option and paid the Exercise Price for the purchased Option Shares.

     9.  MANNER OF EXERCISING OPTION.

     (a) In order to exercise this option with respect to all or any part of the Option Shares for which this option is at the time exercisable, Optionee (or in the case of exercise after Optionee's death, Optionee's executor, administrator, heir or legatee, as the case may be) must take the following actions:

          (i) Deliver to the Secretary of the Corporation an executed notice of exercise in substantially the form of Exhibit I to this Agreement (the "Exercise Notice") in which there is specified the number of Option Shares which are to be purchased under the exercised option.

          (ii) Pay the aggregate Exercise Price for the purchased shares through one of the following alternatives:

             (1) full payment in cash or by check made payable to the Corporation's order;

             (2) full payment in shares of Common Stock held for the requisite period necessary to avoid a charge to the Corporation's earnings for financial reporting purposes and valued at Fair Market Value (as such term is defined below) on the Exercise Date (as such term is defined below); or

             (3) full payment effected through a broker-dealer sale and remittance procedure pursuant to which Optionee shall provide concurrent irrevocable written instructions (i) to a Corporation-designated brokerage firm to effect the immediate sale of the purchased shares and remit to the Corporation, out of the sale proceeds available on the settlement date, sufficient funds to cover the aggregate Exercise Price payable for the purchased shares plus all applicable Federal, state and local income and employment taxes required to be withheld in connection with such purchase and (ii) to the Corporation to deliver the certificates for the purchased shares directly to such brokerage firm in order to complete the sale transaction.

          (iii) Furnish to the Corporation appropriate documentation that the person or persons exercising this option (if other than Optionee) have the right to exercise the option.

     (b) For purposes of this Agreement, the Exercise Date shall be the date on which the executed Exercise Notice shall have been delivered to the Corporation. Except to the extent the sale and remittance procedure specified above is utilized in connection with the option exercise, payment of the Exercise Price for the purchased shares must accompany such Exercise Notice.

     (c) For all valuation purposes under this Agreement, the Fair Market Value per share of Common Stock on any relevant date shall be determined in accordance with the following provisions:

          (i) If the Common Stock is not at the time listed or admitted to trading on any Stock Exchange but is traded on the Nasdaq National Market, the Fair Market Value shall be the closing selling price per share of Common Stock on the date in question, as the price is reported by the National Association of Securities Dealers through the Nasdaq National Market or any successor system. If there is no closing selling price for the Common Stock on the date in question, then the Fair Market Value shall be the closing selling price on the last preceding date for which such quotation exists.

          (ii) If the Common Stock is not at the time listed or admitted to trading on any Stock Exchange or the Nasdaq National Market, but is traded on the Nasdaq SmallCap Market or over-the-counter market, the fair market value shall be the mean between the highest bid and lowest asked prices of one share of Common Stock on the day preceding the date in question on the Nasdaq SmallCap Market or over-the-counter market, as such prices are reported by the National Association of Securities Dealers through its Nasdaq system or any successor system. If there are no reported bid and asked prices for the Common Stock on such day, then the mean between the highest bid and lowest asked prices on the last preceding date for which such quotations exist shall be determinative of fair market value.

          (iii) If the Common Stock is at the time listed or admitted to trading on any Stock Exchange, then the Fair Market Value shall be the closing selling price per share of Common Stock on the date in question on the Stock Exchange determined by the Plan Administrator to be the primary market for the Common Stock, as such price is officially quoted in the composite tape of transactions on such exchange. If there is no closing selling price for the Common Stock on the date in question, then the Fair Market Value shall be the closing selling price on the last preceding date for which such quotation exists.

          (iv) If the Common Stock is at the time neither listed nor admitted to trading on any Stock Exchange nor traded on the Nasdaq National Market, the Nasdaq SmallCap Market or in the over-the-counter market, or if the Plan Administrator determines that the value determined pursuant to subparagraph
     (1), (2) or (3) does not accurately reflect the fair market value of the Common Stock, then such Fair Market Value shall be determined by the Plan Administrator after taking into account such factors as the Plan Administrator shall deem appropriate.

     (d) For purposes of this Agreement, Stock Exchange shall mean either the American Stock Exchange or the New York Stock Exchange.

     (e) As soon as practical after receipt of the Exercise Notice, the Corporation shall mail or deliver to or on behalf of Optionee (or any other person or persons exercising this option in accordance herewith) a certificate or certificates representing the purchased Option Shares.

     (f) In no event may this option be exercised for any fractional share.

     10. GOVERNING LAW. The interpretation, performance and enforcement of this Agreement shall be governed by the laws of the State of Maryland without resort to that State's conflict-of-laws provisions.

     11. COMPLIANCE WITH LAWS AND REGULATIONS. The exercise of this option and the issuance of Option Shares upon such exercise shall be subject to compliance by the Corporation and Optionee with all applicable requirements of law relating thereto and with all applicable regulations of any securities exchange on which shares of the Corporation's Common Stock may be listed at the time of such exercise and issuance.

     12. SUCCESSORS AND ASSIGNS. The provisions of this Agreement shall inure to the benefit of, and be binding upon, the Corporation and its successors or assigns, whether by Corporate Transaction or otherwise, and Optionee, the legal representatives of his or her estate, his or her respective heirs or legatees and permitted assignees.

     13.  LIABILITY OF CORPORATION.

     (a) If the Option Shares covered by this Agreement exceed, as of the Grant Date, the number of shares which may without stockholder approval be issued under the Plan, then this option shall be void with respect to such excess shares unless stockholder approval of an amendment sufficiently increasing the number of shares issuable under the Plan is obtained in accordance with the provisions of Section II of Article Four of the Plan.

     (b) The inability of the Corporation to obtain approval from any regulatory body having authority deemed by the Corporation to be necessary to the lawful issuance and sale of any Common Stock pursuant to this option shall relieve the Corporation of any liability with respect to the non-issuance or sale of the Common Stock as to which such approval shall not have been obtained. The Corporation shall use its best efforts to obtain all such approvals.

     14. NO EMPLOYMENT/SERVICE CONTRACT. Nothing in this Agreement or in the Plan shall confer upon Optionee any right to continue in the Service of the Corporation (or any parent or subsidiary employing or retaining Optionee) for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Corporation (or any such parent or subsidiary) or Optionee, which rights are hereby expressly reserved by each party, to terminate Optionee's Service at any time for any reason whatsoever, with or without cause.

     15. NOTICES. Any notice required to be given or delivered to the Corporation under the terms of this Agreement shall be in writing and addressed to the Corporation in care of the Secretary at the Corporation's principal offices at 205 Perry Parkway, Gaithersburg, MD 20877. Any notice required to be given or delivered to Optionee shall be in writing and addressed to Optionee at the address indicated on the Grant Notice. All notices shall be deemed to have been given or delivered upon personal delivery or upon deposit in the U.S. mail, by registered or certified mail, postage prepaid and properly addressed to the party to be notified.

     16. CONSTRUCTION. This Agreement and the option evidenced hereby are made and granted pursuant to the Plan and are in all respects limited by and subject to the express terms and provisions of the Plan. All decisions of the Plan Administrator with respect to any question or issue arising under the Plan or this Agreement shall be conclusive and binding on all persons having an interest in this option.

     17. ADDITIONAL TERMS APPLICABLE TO AN INCENTIVE STOCK OPTION. In the event this option is designated an incentive stock option in the Grant Notice, the following terms and conditions shall also apply to the grant:

          (a) This option shall cease to qualify for favorable tax treatment as an incentive stock option under the Federal tax laws if (and to the extent) this option is exercised for one or more Option Shares: (i) more than three
     (3) months after the date Optionee ceases to be an Employee for any reason other than death or permanent disability (as defined in Paragraph 5) or
     (ii) more than one (1) year after the date Optionee ceases to be an Employee by reason of permanent disability.

          (b) If this option is to become exercisable in a series of installments as indicated in the Grant Notice, no such installment shall qualify for favorable tax treatment as an incentive stock option under the Federal tax laws if (and to the extent) the aggregate Fair Market Value (determined at the Grant Date) of the shares of the Corporation's Common Stock for which such installment first becomes exercisable hereunder will, when added to the aggregate value (determined as of the respective date or dates of grant) of the Common Stock or other securities for which this option or one or more other incentive stock options granted to Optionee prior to the Grant Date (whether under the Plan or any other option plan of the Corporation or any parent or subsidiary) first become exercisable during the same calendar year, exceed One Hundred Thousand Dollars ($100,000) in the aggregate. Should the number of shares of Common Stock for which this option first becomes exercisable in any calendar year exceed the applicable One Hundred Thousand Dollar ($100,000) limitation, the option may nevertheless be exercised for those excess shares in such calendar year as a non-statutory option.

          (c) Should the exercisability of this option be accelerated upon a Corporate Transaction in accordance with Paragraph 6, then this option shall qualify for favorable tax treatment as an incentive stock option under the Federal tax laws only to the extent the aggregate Fair Market Value (determined at the Grant Date) of the number of shares of the Corporation's Common Stock for which this option first becomes exercisable in the calendar year in which the Corporate Transaction occurs does not, when added to the aggregate value (determined as of the respective date or dates of grant) of the shares of Common Stock or other securities for which this option or one or more other incentive stock options granted to Optionee prior to the Grant Date (whether under the Plan or any other option plan of the Corporation or any parent or subsidiary) first become exercisable during the same calendar year, exceed One Hundred Thousand Dollars ($100,000) in the aggregate. Should the number of shares of Common Stock for which this option first becomes exercisable in the calendar year of such Corporate Transaction exceed the applicable One Hundred Thousand Dollar ($100,000) limitation, the option may nevertheless be exercised for the excess shares in such calendar year as a non-statutory option.

          (d) Should Optionee hold, in addition to this option, one or more other options to purchase shares of the Corporation's Common Stock which become exercisable for the first time in the same calendar year as this option, then the foregoing limitations on the exercisability of such options as incentive stock options under the Federal tax laws shall be applied on the basis of the order in which such options are granted.

          (e) To the extent this option should fail to qualify for incentive stock option treatment under the Federal tax laws, Optionee shall recognize compensation income at the time the option is exercised in an amount equal to the Fair Market Value of the purchased Option Shares less the aggregate Exercise Price paid for those shares, and Optionee must make appropriate arrangements with the Corporation or any parent or subsidiary employing Optionee for the satisfaction of all Federal, state or local income and employment tax withholding requirements applicable to such compensation income.

     18. ADDITIONAL TERMS APPLICABLE TO A NON-STATUTORY STOCK OPTION. In the event this option is designated a non-statutory stock option in the Grant Notice, Optionee shall make appropriate arrangements with the Corporation or any parent or subsidiary employing Optionee for the satisfaction of all Federal, state or local income and employment tax withholding requirements applicable to the exercise of this option.

     19. MARKET STAND-OFF. In connection with any public offering of the Corporation's securities, Optionee hereby agrees to be subject to a lock-up for such period following the public offering as required by the underwriter or underwriters of such public offering. During such periods, Optionee agrees not to directly or indirectly sell, offer to sell, contract to sell (including, without limitation, any short sale), grant any option to purchase or otherwise transfer or dispose of (other than to donees who agree to be similarly bound) any Option Shares during such period without the prior written consent of such underwriter or underwriters.

                                   EXHIBIT I

                       NOTICE OF EXERCISE OF STOCK OPTION

     I hereby notify OncorMed, Inc. (the "Corporation") that I elect to purchase shares of the Corporation's Common Stock (the "Purchased Shares")
at the option exercise price of $     per share (the "Exercise Price") pursuant
to that certain option (the "Option") granted to me under the Corporation's
Restated 1993 Stock Option Plan on                , 199 to purchase up to
               shares of the Corporation's Common Stock.

     Concurrently with the delivery of this Exercise Notice to the Secretary of the Corporation, I shall hereby pay to the Corporation the Exercise Price for the Purchased Shares in accordance with the provisions of my agreement with the Corporation evidencing this Option and shall deliver whatever additional documents may be required by such agreement as a condition for exercise. Alternatively, I may utilize the special broker-dealer sale and remittance procedure specified in my agreement to effect the payment of the Exercise Price for the Purchased Shares.

               , 199
Date

                                          --------------------------------------
                                          Optionee

                                          Address:
                                          --------------------------------------

                                               ---------------------------------

Print name in exact manner
it is to appear on the
stock certificate:
---------------------------------------------------

Address to which certificate
is to be sent, if different
from address above:
-----------------------------------------------

                ---------------------------------------------------------------

Social Security Number:
-----------------------------------------

                                   EXHIBIT E

        FORM OF COMPANY PROPRIETARY INFORMATION AND ASSIGNMENT AGREEMENT

                PROPRIETARY INFORMATION AND INVENTIONS AGREEMENT

                                            ------------------------------------
                                                               (Date)

OncorMed, Inc.
205 Perry Parkway
Gaithersburg, ED 20877

Ladies and Gentlemen:

     The following confirms an agreement between OncorMed, Inc., a Delaware corporation (the "Company"), and any successor in interest, and me, which is a material part of the consideration for my employment or continued employment by the Company:

     20. PROPRIETARY INFORMATION. I recognize that the Company is engaged in a continuous program of research, development and production. I also recognize that the Company possesses or has rights to information (including information developed by me during my employment by the Company) which has commercial value in the Company's business ("Proprietary Information"). By way of illustration, but not limitation, Proprietary Information includes inventions, products, processes, methods, techniques I formulas, compositions, compounds, projects, developments, plans, research data, clinical data, financial data, personnel data, computer programs, customer and supplier lists, and contacts at or knowledge of customers or prospective customers of the Company.

     21. OBLIGATION OF CONFIDENTIALITY. I understand and agree that my employment creates a relationship of confidence and trust between the Company and me with respect to (i) all Proprietary Information, and (ii) the confidential information of Others with which the Company has a business relationship. At all times, both during my employment by the Company and after its termination, I will keep in confidence and trust all such information, and I will not use or disclose any such information without the written consent of the Company, except as may be necessary in the ordinary course of performing my duties to the Company.

     22. DISCLOSURE AND ASSIGNMENT OF INVENTIONS. In addition, I hereby agree as follows:

          (a) All Proprietary Information shall be the sole property of the Company and its assigns, and the Company and its assigns shall be the sole owner of all trade secrets, patents, trademarks, copyrights, and other rights in connection therewith. I hereby assign to the Company any rights I may have or acquire in such Proprietary Information.

          (b) All documents, records, apparatus, equipment and other physical property, whether or not pertaining to Proprietary Information, furnished to me by the Company or produced by me or others in connection with my employment shall be and remain the sole property of the Company. I shall return to the Company all such materials and property as and when requested by the Company. Even if the Company does not so request, I shall return all such materials and property upon termination of my employment by me or by the Company for any reason, and I will not take with me any such material or property or any reproduction thereof upon such termination.

          (c) I will promptly disclose to the Company, or any persons designated by it, all improvements, inventions, works of authorship, formulas, ideas, processes, techniques, know-how and data, whether or not patentable (collectively, "Inventions"), made or conceived, reduced to practice or learned by me, either alone or jointly with others, during the term of my employment and for one (1) year thereafter.

          (d) All Inventions which I conceive, develop or have developed (in whole or in part, either alone or jointly with others) and (i) which use or have used equipment, supplies, facilities or trade secret information of the Company, or (ii) which use or have used the hours for which I am to be or was compensated by the Company, or (iii) which relate at the time of conception or reduction to practice thereof to the business of the Company or to its actual or demonstrably anticipated research and development or
     (iv) which result from any work performed by me for the Company, shall be the sole property of the Company and its assigns (and to the fullest extent permitted by law shall be deemed works "made for hire"), and the Company and its assigns shall be the sole owner of all patents, copyrights and other rights in connection therewith. I hereby assign to the Company any rights I may have or acquire in such Inventions. I agree that any Invention required to be disclosed under paragraph (c) above within one (1) year after the term of my employment shall be presumed to have been conceived during my employment. I understand that I may overcome the presumption by showing that such Invention was conceived after the termination of my employment.

          (e) With respect to Inventions described in paragraph (d) above, I will assist the Company in every proper way (but at the Company's expense) to obtain and from time to time enforce patents, copyrights or other rights on said Inventions in any and all countries, and will execute all documents reasonably necessary or appropriate for this purpose. This obligation shall survive the termination of my employment, but the Company shall compensate me at a reasonable rate after such termination for time actually spent by me at the Company's request on such assistance. In the event that the Company is unable for any reason whatsoever to secure my signature to any document reasonably necessary or appropriate for any of the foregoing purposes, (including renewals, extensions, continuations, divisions or continuations in part), I hereby irrevocably designate and appoint the Company and its duly authorized officers and agents, as my agents and attorneys-in-fact to act for and in my behalf and instead of me, put only for the purpose of executing and filing any such document and doing all other lawfully permitted acts to accomplish the foregoing purposes with the same legal force and effect as if executed by me.

          (f) I understand that this Agreement does not require assignment of an invention for which no equipment, supplies, facility, or trade secret information of the Company was used and which was developed entirely on my own time, unless the invention relates (i) directly to the business of the Company, or (ii) to the Company's actual or demonstrably anticipated research or development. However, I will disclose any Inventions as required by paragraph (c) above in order to permit the Company to determine such issues as may arise. Such disclosure shall be received in confidence by the Company.

     23. OTHER BUSINESS ACTIVITIES. So that the Company may be aware of the extent of any other demands upon my time and attention, I will disclose to the Company (such disclosure to be held in confidence by the Company) the nature and scope of any other business activity in which I am or become engaged during the term of my employment. During the term of my employment, I will not engage in any business activity which is related to the Company's business or its actual or demonstrably anticipated research and development.

     24. NON-SOLICITATION OF EMPLOYEES, CUSTOMERS OR OTHERS. I will not now or in the future disrupt, damage, impair or interfere with the business of the Company, whether by way of interfering with or raiding its employees, disrupting its relationships with customers, agents, vendors, distributors or representatives, or otherwise. During my employment with the Company and for one
(1) year thereafter, I will not encourage or solicit any employee of the Company to leave the Company for any reason; provided, however, that this obligation shall not affect any responsibility I may have as an employee of the Company with respect to the bona fide hiring and firing of Company personnel.

     25. PRIOR INVENTIONS. As a matter of record I attach hereto a complete list of all inventions or improvements relevant to the subject matter of my employment by the Company which have been made or conceived or first reduced to practice by me, alone or jointly with others, prior to my employment with the Company that I desire to remove from the operation of this Agreement, and I covenant that such list is complete. If no such list is attached to this Agreement, I represent that I have no such Inventions and improvements at the time of signing this Agreement.

     26. OBLIGATIONS TO FORMER EMPLOYERS. I represent that my execution of this Agreement, my employment with the Company and my performance of my proposed duties to the Company in the development of its business will not violate any obligations I may have to any former employer or any other third party, including any obligations to keep confidential any proprietary or confidential information. I have not entered into, and I will not enter into, any agreement which conflicts with or would, if performed by me, cause me to breach this Agreement.

     27. CONFIDENTIAL INFORMATION OF FORMER EMPLOYERS. In the course of performing my duties to the Company, I will not utilize any proprietary or confidential information of any former employer.

     28. NO EMPLOYMENT AGREEMENT. I agree that this Agreement does not constitute an employment agreement and that, unless otherwise provided in a written contract signed by both the Company and me, (i) my employment with the Company is "at will," and (ii) I shall have the right to resign my employment, and the Company shall have the right to terminate my employment, at any time and for any reason, with or without cause.

     29. UNITED STATES GOVERNMENT OBLIGATIONS. I acknowledge that the Company from time to time may have agreements with other persons or with the United States Government, or agencies thereof, which impose obligations or restrictions on the Company regarding inventions made during the course of work under such agreements or regarding the confidential nature of such work. I agree to be bound by all such obligations and restrictions which are made known to me and to take all action necessary to discharge the obligations of the Company under such agreements.

     30.  MISCELLANEOUS.

     (a) If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be construed, if possible, so as to be enforceable under applicable law, else, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

     (b) No delay or omission by the Company in exercising any right hereunder will operate as a waiver of that or any other right. A waiver or consent given by the Company on any one occasion is effective only in that instance and will not be construed as a bar to or waiver of any right on any other occasion.

     (c) I expressly consent to be bound by the provisions hereof for the benefit of the Company or any subsidiary or affiliate thereof to whose employ I may be transferred without the necessity that this Agreement be reassigned at the time of such transfer.

     (d) This Agreement shall be governed by and construed under the laws of the State of Maryland as applied to agreements among Maryland residents entered into and to be performed entirely within Maryland, without regards to the application of choice of law rules.

     (e) This Agreement shall be effective as of the first day of my employment by the Company, shall be binding upon me, my heirs, executors, assigns and administrators and shall inure to the benefit of the Company, its successors and assigns.

Dated:
-------------------------------------------------

                                          --------------------------------------
                                          Employee Signature

                                          Name:
                                          --------------------------------------

                                          SS#:
                                          --------------------------------------
Accepted and Agreed to:

ONCORMED, INC.

By:
----------------------------------------------------

Name:
-------------------------------------------------

Title:
--------------------------------------------------

                                   EXHIBIT A

ONCORMED, INC.
205 PERRY PARKWAY
GAITHERSBURG, MD 20877

LADIES AND GENTLEMEN:

     1. The following is a complete list of all inventions or improvements relevant to the subject matter of my employment by OncorMed, Inc. (the "Company") that have been made or conceived or first reduced to practice by me, alone or jointly with others, prior to my employment by the Company that I desire to remove from the operation of the Company's Proprietary Information and Inventions.

       ----------------------  No inventions or improvements.

       ----------------------  See below: Any and all inventions regarding

       ----------------------  Additional sheets attached.

     2. I propose to bring to my employment the following materials and documents of a former employer:

       ----------------------  No materials or documents.

       ----------------------  See below:

Date:
---------------------------------------------
                                          --------------------------------------
                                          Employee Signature

                                          Name:
                                          --------------------------------------

                                   EXHIBIT F

                      FORM OF COMPANY AFFILIATE AGREEMENT

                              AFFILIATE AGREEMENT

     This Affiliate Agreement (this "Agreement") is entered into as of July 6, 1998, by and between
GENE LOGIC INC., a Delaware corporation ("Parent"), and the undersigned affiliate ("Affiliate") of ONCORMED, INC., a Delaware corporation (the "Company").

                                    RECITALS

     A. Pursuant to that certain Agreement and Plan of Merger and Reorganization (the "Merger Agreement"), dated as of July 6, 1998, by and among Parent, GENE LOGIC ACQUISITION CORP., a Delaware corporation ("Merger Sub") and the Company, the Company will merge with and into Merger Sub (the "Merger").

     B. As a result of the Merger, the stockholders of the Company will receive shares (the "Shares") of Parent Common Stock (as defined in the Merger Agreement). Affiliate understands that he, she or it may be deemed an "affiliate" of the Company as such term is used in paragraphs (c) and (d) of Rule 145 ("Rule 145") under the Securities Act of 1933, as amended (the "Act"), and as such Affiliate may only transfer, sell or dispose of Shares in accordance with this Agreement and Rule 145.

     C. Affiliate understands that the representations, warranties and covenants set forth herein will be relied upon by Parent, Merger Sub and the Company, and their respective counsel.

                                   AGREEMENT

     NOW, THEREFORE, the parties hereby agree as follows:

     31. Capitalized terms used in this Agreement and not otherwise defined shall have the meanings given them in the Merger Agreement.

     32.  Affiliate represents, warrants, understands and agrees that:

          (a) Affiliate has the requisite power and capacity to execute and deliver this Agreement and to make the representations, warranties and agreements herein and to perform Affiliate's obligations hereunder;

          (b) Affiliate has carefully read this Agreement and has discussed the terms hereof with counsel, to the extent Affiliate felt necessary, the requirements, limitations and restrictions on Affiliate's ability to sell, transfer or otherwise dispose of the Shares Affiliate may receive upon the consummation of the Merger and fully understands the requirements, limitations and restrictions this Agreement places upon Affiliate's ability to transfer, sell or otherwise dispose of such Shares;

          (c) If Affiliate has executed any other agreement in connection herewith (the "Other Agreements"), Affiliate understands and agrees to abide by all restrictions contained therein;

          (d) Affiliate will not sell, pledge, transfer or otherwise dispose of any of the Shares held by Affiliate unless at such time either (i) such transfer shall be in conformity with the provisions of Rule 145, (ii) Affiliate shall have furnished to Parent an opinion of counsel reasonably satisfactory to Parent, to the effect that no registration under the Act would be required in connection with the proposed offer, sale, pledge, transfer or other disposition or (iii) a registration statement under the Act covering the proposed offer, sale, pledge, or other disposition shall be effective under the Act; and

          (e) Affiliate is the beneficial owner of the Company Common Stock, Company Preferred Stock, Company Options and/or Company Warrants set forth below, or, if not set forth below, that Affiliate is not the beneficial owner of any Company Common Stock, Company Preferred Stock, Company Options or Company Warrants.

     33. Affiliate understands and agrees that, except as set forth in the Merger Agreement, Parent is under no obligation to register the sale, transfer or other disposition of the Shares or to take any other action necessary in order to make compliance with an exemption from registration available.

     34. Each party hereto acknowledges that (i) it will be impossible to measure in money the damage to Parent if Affiliate fails to comply with any of the obligations imposed by this Agreement, (ii) every such obligation is material and (iii) in the event of any such failure, Parent will not have an adequate remedy at law or damages and, accordingly, each party hereto agrees that injunctive relief or other equitable remedy, in addition to remedies at law or damages, is an appropriate remedy for any such failure.

     35. This Agreement is made under, and shall be construed and enforced in accordance with, the laws of the State of Delaware applicable to agreements made and to be performed solely therein, without giving effect to principles of conflicts of law. In any action between or among any of the parties, whether arising out of this Affiliate Agreement or otherwise: (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in Maryland; (b) if any such action is commenced in a state court, then, subject to applicable law, no party shall object to the removal of such action to any federal court located in Montgomery County, Maryland; (c) each of the parties irrevocably waives the right to trial by jury; and (d) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address appearing under such party's name on the signature page hereto.

     36. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings between the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon either party hereto unless made in writing and signed by both parties hereto. The parties hereto waive their right to a trial by jury in any action at law or suit in equity based upon, or arising out of, this Agreement or the subject matter hereof.

     37. This Agreement shall be binding upon, enforceable by and inure to the benefit of the parties named herein and their respective successors; this Agreement may not be assigned by any party without the prior written consent of Parent. Any attempted assignment not in compliance with this paragraph shall be void and have no effect. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto or their respective heirs, successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

     38. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same agreement.

                     [THIS SPACE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

                                          GENE LOGIC INC.

                                          By:
                                          --------------------------------------

                                          --------------------------------------
                                          Print Name and Title

                                          Address: 708 Quince Orchard Road
                                               Gaithersburg, Maryland 20878

                                          AFFILIATE

                                          --------------------------------------

                                          --------------------------------------
                                          Print Name, and Title (if applicable)

                                          Address:
                                          --------------------------------------

                                          --------------------------------------

                                          Shares of Company Common
                                          Stock Beneficially Owned:

                                          --------------------------------------

                                          Shares of Company Preferred
                                          Stock Beneficially Owned:

                                          --------------------------------------

                                          Shares of Company Common
                                          Stock Subject to Company Options:

                                          --------------------------------------

                                          Shares of Company Common
                                          Stock Subject to Company Warrants:
                                          --------------------------------------

                                   EXHIBIT G

           LIST OF PERSONS TO ENTER INTO EMPLOYMENT OR CONSULTING AND
                           NONCOMPETITION AGREEMENTS

                    EMPLOYMENT AND NONCOMPETITION AGREEMENT

                              Dr. Douglas Dolginow
                               Dr. Joseph Vockley

                    CONSULTING AND NONCOMPETITION AGREEMENT

                             Dr. Timothy J. Triche

                                   APPENDIX B

                        OPINION OF HAMBRECHT & QUIST LLC

July 2, 1998

Confidential

The Board of Directors
Oncormed, Inc.
205 Perry Parkway
Gaithersburg, MD 20877

Ladies and Gentlemen:

     You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock (the "Common Stock") of Oncormed, Inc. ("Oncormed" or the "Company") of the consideration to be received by such shareholders in connection with the proposed merger of the Company (the "Proposed Transaction") with and into Gene Logic Acquisition Corp. ("Merger Sub"), a wholly owned subsidiary of Gene Logic Inc. ("Gene Logic") pursuant to the Agreement and Plan of Merger to be dated as of July 6, 1998, among Gene Logic, Merger Sub, and Oncormed (the "Agreement").

     We understand that the terms of the Agreement provide, among other things, that Oncormed shareholders will receive 4,849,815 shares of Gene Logic common stock, subject to reduction in certain circumstances such that the aggregate value of all shares issued at closing does not exceed $38.2 million, as more fully set forth in the Agreement. For purposes of this opinion, we have assumed that the Proposed Transaction will qualify as a tax-free reorganization under the United States Internal Revenue Code for the shareholders of the Company and that the Proposed Transaction will be accounted for as a purchase.

     Hambrecht & Quist LLC ("Hambrecht & Quist"), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have acted as a financial advisor to the Board of Directors of Oncormed in connection with the Proposed Transaction, and we will receive a fee for our services, which include the rendering of this opinion.

     In the past, we have provided investment banking and other financial advisory services to Gene Logic and Oncormed and have received fees for rendering these services. In particular, Hambrecht & Quist acted as placement agent for Oncormed in connection with a private placement transaction earlier this year. In the ordinary course of business, Hambrecht & Quist acts as a market maker and broker in the publicly traded securities of Gene Logic and receives customary compensation in connection therewith, and also provides research coverage for Gene Logic. In the ordinary course of business, Hambrecht & Quist may actively trade in the equity and derivative securities of Gene Logic for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Hambrecht & Quist may in the future provide additional investment banking or other financial advisory services to Gene Logic. We are also familiar with Gene Logic, having acted as a placement agent in connection with a private placement transaction and as a co-managing underwriter for Gene Logic's initial public offering in 1997. In addition, Hambrecht & Quist (together with its affiliates) currently own 210,000 shares of Gene Logic common stock. Investment funds for which Hambrecht & Quist or its affiliates serve as investment advisor, H&Q Life Sciences Investors and H&Q Healthcare Investors, own 140,000 and 210,000 shares of Gene Logic, respectively.

     In connection with our review of the Proposed Transaction, and in arriving at our opinion, we have, among other things:

     (i) reviewed the publicly available financial statements of Gene Logic for recent years and interim periods to date and certain other relevant financial and operating data of Gene Logic made available to us from published sources and from the internal records of Gene Logic;

     (ii) reviewed certain internal financial and operating information, including certain projections, relating to Gene Logic prepared by the management of Gene Logic;

     (iii) discussed the business, financial condition and prospects of Gene Logic with certain of its officers;

     (iv) reviewed the publicly available financial statements of Oncormed for recent years and interim periods to date and certain other relevant financial and operating data of Oncormed made available to us from published sources and from the internal records of Oncormed;

     (v) reviewed certain internal financial and operating information, including certain projections, relating to Oncormed prepared by the management of Oncormed;

     (vi) discussed the business, financial condition and prospects of the Oncormed with certain of its officers;

     (vii) reviewed the recent reported prices and trading activity for the common stocks of Gene Logic and Oncormed and compared such information and certain financial information for Gene Logic and Oncormed with similar information for certain other companies engaged in businesses we consider comparable;

     (viii) reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions;

     (ix)  reviewed drafts of the Agreement; and

     (x) performed such other analyses and examinations and considered such other information, financial studies, analyses and investigations and financial, economic and market data as we deemed relevant.

     In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all of the information concerning Gene Logic or Oncormed considered in connection with our review of the Proposed Transaction, and we have not assumed any responsibility for independent verification of such information. We have not prepared any independent valuation or appraisal of any of the assets or liabilities of Gene Logic or Oncormed; nor have we conducted a physical inspection of the properties and facilities of either company. With respect to the financial forecasts and projections made available to us and used in our analysis, we have assumed that they reflect the best currently available estimates and judgments of the expected future financial performance of Gene Logic and Oncormed. For purposes of this opinion, we have assumed that neither Gene Logic nor Oncormed is a party to any pending transactions, including external financings, recapitalizations or material merger discussions, other than the Proposed Transaction and those activities undertaken in the ordinary course of conducting their respective businesses. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this letter and any change in such conditions would require a reevaluation of this opinion. We express no opinion as to the price at which Gene Logic common stock will trade subsequent to the Effective Time (as defined in the Agreement).

     It is understood that his letter is for the information of the Board of Directors in connection with their review of the Proposed Transaction and may not be used for any other purpose without our prior written consent; provided, however, that this letter may be reproduced in full in the proxy statement/prospectus relating to the Proposed Transaction. This letter does not constitute a recommendation to any stockholder as to how such stockholder should vote on the Proposed Transaction.

     Based upon and subject to the foregoing and after considering such other matters as we deem relevant, we are of the opinion that as of the date hereof the consideration to be received by the holders of the Common Stock in the Proposed Transaction is fair to such holders from a financial point of view. We express no opinion, however, as to the adequacy of any consideration received in the Proposed Transaction by Gene Logic or any of its affiliates.

                                          Very truly yours,

                                          HAMBRECHT & QUIST LLC

                                          By       /s/ DAVID G. GOLDEN

                                            ------------------------------------
                                                      David G. Golden
                                                     Managing Director

                                   APPENDIX C

                     OPINION OF ING BARING FURMAN SELZ LLC

                            [ING BARINGS LETTERHEAD]

July 6, 1998

Board of Directors
Gene Logic Inc.
708 Quince Orchard Road
Gaithersburg, Maryland 20878

Members of the Board:

     ING Baring Furman Selz LLC has acted as financial advisor to Gene Logic Inc. ("Gene Logic") in connection with the proposed acquisition of Oncormed, Inc. ("Oncormed") pursuant to an Agreement and Plan of Merger and Reorganization, dated July 6, 1998, among Gene Logic, Oncormed and Gene Logic Acquisition Corp. ("Merger Sub"), a wholly owned subsidiary of Gene Logic (the "Merger Agreement"), which provides, among other things, for the merger of Oncormed with and into Merger Sub and the conversion of all outstanding shares of Common Stock of Oncormed into shares of Common Stock of Gene Logic (the "Merger"). The Merger Agreement is to be considered by the stockholders of Gene Logic and Oncormed at special meetings expected to be held in October 1998 and consummated shortly thereafter. Consummation of the Merger is subject to the terms and conditions set forth in the Merger Agreement.

     Pursuant to the Merger Agreement, all of the outstanding shares of Oncormed Common Stock shall be converted into 4,849,815 shares of Gene Logic Common Stock, subject to certain adjustments (the "Merger Shares"). Such shares of outstanding Oncormed Common Stock shall consist of: (i) all shares of Oncormed Common Stock outstanding as of the date of execution of the Merger Agreement; plus (ii) all shares of Oncormed Common Stock issued pursuant to the exercise of outstanding options subsequent to the execution of the Merger Agreement but prior to the Effective Time of the Merger (as defined in the Merger Agreement); plus (iii) all shares of Oncormed Common Stock issued pursuant to the conversion prior to the Effective Time of the Merger of all shares of 6% Series A Convertible Preferred Stock outstanding as of the date of the execution of the Merger Agreement (the "Oncormed Preferred Stock"). Each issued and outstanding share of Oncormed Common Stock shall be converted into the right to receive a fraction of a share of Gene Logic Common Stock equal to the total number of Merger Shares divided by the total number of shares of Oncormed Common Stock outstanding as of the Effective Time of the Merger (the "Exchange Ratio"), assuming exercise of all options and conversion of all the Oncormed Preferred Stock as discussed above. In addition, Gene Logic will assume outstanding warrants to purchase shares of Oncormed Stock.

     The total number of Merger Shares shall be subject to a price "collar" relating to the share price of Gene Logic Common Stock, pursuant to which the following adjustment in the number of Merger Shares to be issued in the Merger shall be made: in the event that the average per share closing price of Gene Logic Common Stock for the fifteen (15) consecutive trading days ending the second day immediately prior to the day of the meeting of the stockholders of Gene Logic called for the purpose of approving the Merger (the "Gene Logic Closing Price") exceeds $7.88, the total number of Merger Shares shall equal a number expressed by the formula: $38,204,420 divided by the Gene Logic Closing Price. In the event that the Gene Logic Closing Price is less than $6.34, Oncormed may, at its discretion, terminate the Merger Agreement.

     We have been requested by the Board of Directors of Gene Logic to render our opinion with respect to the fairness, from a financial point of view, to Gene Logic's stockholders of the consideration to be paid by Gene Logic to the Oncormed Common stockholders pursuant to the Merger Agreement. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Merger, or constitute a recommendation of the Merger over any alternative transactions which may be available to Gene Logic. Furthermore, no opinion is expressed herein as to the market value of the Merger Shares to be received by the Oncormed stockholders or the price at which the Gene Logic Common Stock will trade at any time before or after consummation of the Merger.

     In conducting our analysis and arriving at our opinion, we have, among other things:

          (i) reviewed the Merger Agreement and certain related documents and the financial terms set forth therein;

          (ii) reviewed Oncormed's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, Oncormed's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 and certain other filings with the Securities and Exchange Commission made by Oncormed;

          (iii) reviewed Gene Logic's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, Gene Logic's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 and certain other filings with the Securities and Exchange Commission made by Gene Logic;

          (iv) reviewed certain other publicly available information concerning Oncormed including the historical stock prices and trading volume for Oncormed's Common Stock from January 1, 1997 to date;

          (v) reviewed certain other publicly available information concerning Gene Logic including the historical stock prices and trading volume for Gene Logic's Common Stock from November 21, 1997 to date;

          (vi) reviewed and relied upon, without independent assessment as to its accuracy or reasonableness, certain non-public information relating to Gene Logic and Oncormed, including financial forecasts and projections for each, furnished to us by Gene Logic and Oncormed, respectively;

          (vii) reviewed and relied upon, without independent assessment as to their accuracy or reasonableness, the pro forma financial projections of the merged entity, prepared jointly by the managements of Gene Logic and Oncormed and provided to us;

          (viii) reviewed certain publicly available information, including research reports, concerning certain other companies engaged in businesses which we believe to be comparable to Gene Logic and Oncormed and the trading markets for certain of such companies' securities;

          (ix) reviewed selected terms of certain recent mergers and acquisitions, which we believe to be relevant;

          (x) conducted discussions with certain members of senior management of Gene Logic and Oncormed concerning their respective businesses and operations, assets, present condition and future prospects; and

          (xi) performed such other analyses, examinations and procedures, reviewed such other agreements and documents, and considered such other factors, as we have deemed in our sole judgment, to be necessary, appropriate or relevant to our opinion.

     We have assumed and relied upon, without independent investigation or verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the internal financial projections and other financial and operating data and discussions relating to the independent businesses of both Gene Logic and Oncormed and to the strategic, financial and operational benefits anticipated from the Merger provided by Gene Logic and Oncormed, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the prospects of Gene Logic and Oncormed, individually and jointly. We have relied upon, without independent investigation or verification, the assessment by the managements of Gene Logic and Oncormed of their ability to retain key employees of both Gene Logic and Oncormed. We have also relied upon, without independent investigation or verification, the assessment by the managements of Gene Logic and Oncormed of Gene Logic's and Oncormed's partnerships, technologies and potential future partnerships and products, the timing and risks associated with the integration of Oncormed with Gene Logic, and the validity of, and risks associated with, Gene Logic's and Oncormed's existing and future partnerships, products and technologies.

     In arriving at our opinion, we made limited physical inspections of the properties and facilities of Oncormed and Gene Logic. We have not made any independent valuation or appraisal of any such properties or facilities, or of the assets, liabilities or technology of Oncormed or Gene Logic, respectively, nor have we been furnished with any such appraisals.

     We have assumed the correctness of all legal, tax and accounting advice given to Gene Logic and Oncormed and that the Merger will be accounted for as a "purchase" business combination in accordance with U.S. Generally Accepted Accounting Principles, will be treated as a tax-free reorganization and exchange pursuant to the Internal Revenue Code of 1986, as amended, and will be consummated in accordance with the terms set forth in the Merger Agreement.

     We have taken into account our assessment of general economic, market and financial conditions as they exist and can be evaluated as of the date hereof and our experience in similar transactions, as well as our experience in securities valuation in general. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion.

     We will receive a fee for our services as financial advisors to Gene Logic, which is contingent upon the consummation of the Merger. In the ordinary course of our business, we may trade the securities of Gene Logic and Oncormed for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in those securities. In addition, Gene Logic has agreed to indemnify us for certain liabilities which arise out of the rendering of this opinion.

     For purposes of rendering our opinion, we have assumed that, in all respects material to our analysis, the representations and warranties of Oncormed contained in the Merger Agreement are true and correct and that Oncormed will perform all of the covenants and agreements to be performed by it under the Merger Agreement and all conditions to the obligations of Gene Logic to consummate the Merger will be satisfied without any waiver thereof. We have also assumed that all governmental, regulatory or other approvals and consents required in connection with the consummation of the Merger will be satisfied without any waiver thereof. We have also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Merger will be obtained and that in connection with obtaining any governmental, regulatory or other approvals or consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either Gene Logic or Oncormed are a party or are subject or by which they are bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on Gene Logic or Oncormed or materially reduce the contemplated benefits of the Merger to Gene Logic.

     This opinion is for the use and benefit of the Board of Directors of Gene Logic and is rendered to the Board of Directors in connection with its consideration of the Merger. It may not be used for any other purpose without our prior written consent, except that this opinion may be reproduced in its entirety in the joint proxy statement to be mailed to the Gene Logic and Oncormed Common stockholders and filed with the Securities and Exchange Commission with respect to the transactions contemplated by the Merger Agreement, but may not otherwise be disclosed publicly in any manner without our prior written consent. In addition, we express no recommendation or opinion as to how the holders of Gene Logic Common Stock should vote at the stockholders' meeting to be held for the purpose of approving the Merger.

     Based upon and subject to the foregoing, as investment bankers, it is our opinion on the date hereof that the consideration to be paid by Gene Logic to the Oncormed stockholders pursuant to the Merger Agreement is fair from a financial point of view to Gene Logic and its stockholders.

                                          Very truly yours,

                                          ING BARING FURMAN SELZ LLC

                                          /s/ ING BARING FURMAN SELZ LLC

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under Section 145 of the Delaware General Corporation Law, the Registrant has broad powers to indemnify its Directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act.

     The Registrant's Restated Certificate of Incorporation and By-laws include provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the General Corporation Law of Delaware (the "Delaware Law") and (ii) require the Registrant to indemnify its Directors and officers to the fullest extent permitted by Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to
Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are or are threatened to be made a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that these provisions are necessary to attract and retain qualified persons as Directors and officers. These provisions do not eliminate the Directors' duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. In addition, each Director will continue to be subject to liability for breach of the Director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the Director believes to be contrary to the best interests of the Registrant or its stockholders, for any transaction from which the Director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the Director's duty to the Registrant or its stockholders when the Director was aware or should have been aware of a risk of serious injury to the Registrant or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the Director's duty to the Registrant or its stockholders, for improper transactions between the Director and the Registrant and for improper distributions to stockholders and loans to Directors and officers. The provision also does not affect a Director's responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

     The Registrant has entered into indemnity agreements with each of its Directors and executive officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a Director or an executive officer of the Registrant or any of its affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

     At present, there is no pending litigation or proceeding involving a Director, officer or key employee of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or Director.

     The Registrant has an insurance policy covering the officers and Directors of the Registrant with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENTS
-------                     ------------------------
 **2.1    Agreement and Plan of Merger and Reorganization dated as of
          July 6, 1998, among the Registrant, Oncormed, Inc.
          ("Oncormed") and Gene Logic Acquisition Corp. ("Merger
          Sub"). (See Appendix A to the Prospectus/Joint Proxy
          Statement.)(2)
   3.1    Amended and Restated Certificate of Incorporation.(1)
   3.2    By-Laws, as amended and restated.(1)
   4.1    Reference is made to Exhibits 3.1 and 3.2.
   4.2    Specimen stock certificate.(1)
   5.1    Legal Opinion of Cooley Godward LLP.
   8.1    Tax Opinion of Cooley Godward LLP.
   8.2    Tax Opinion of Brobeck, Phleger & Harrison LLP.
 *10.1    Form of Indemnity Agreement entered into between Registrant and its directors and officers.(1)
 *10.2    Registrant's 1997 Equity Incentive Plan (the "Stock
          Plan").(1)
 *10.3    Form of Stock Option Agreement under the Stock Plan.(1)
 *10.4    Form of Stock Option Grant Notice.(1)
 *10.5    Registrant's Employee Stock Purchase Plan and related
          offering document.(1)
 *10.6    Registrant's Non-Employee Directors' Stock Option Plan.(1)
 *10.7    Form of Nonstatutory Stock Option under the Non-Employee
          Directors' Stock Option Plan.(1)
 *10.8    Stock Restriction Agreement, dated July 31, 1996, between
          the Registrant and Mark D. Gessler.(1)
 *10.9    Stock Restriction Agreement, dated December 20, 1996,
          between the Registrant and Michael J. Brennan.(1)
 *10.10   Stock Restriction Agreement, dated July 31, 1996, between
          the Registrant and Michael J. Brennan.(1)
  10.11   Amended and Restated Investor Rights Agreement, dated July
          15, 1997, between the Registrant and certain investors.(1)
 *10.12   Employment Agreement, dated October 31, 1995, between the
          Registrant and Michael J. Brennan.(1)
 *10.13   Amendment to the Employment Agreement, dated July 9, 1997, between the Registrant and Michael J. Brennan.(1)
 *10.14   Employment Agreement, dated May 16, 1996, between the
          Registrant and Mark D. Gessler.(1)
 *10.15   Amendment to the Employment Agreement, dated July 9, 1997, between the Registrant and Michael J. Brennan.(1)
  10.16   Series A-1 Convertible Preferred Stock Purchase Warrant,
          dated August 1, 1995, issued to Oxford Bioscience Partners
          L.P.(1)
  10.17   Series A-1 Convertible Preferred Stock Purchase Warrant,
          dated August 1, 1995, issued to Oxford Bioscience Partners
          (Bermuda) Limited Partnership.(1)
  10.18   Warrant for the purchase of Shares of Common Stock dated
          August 29, 1997, between Registrant and ARE-708 Quince
          Orchard, LLC.(1)
  10.19   Warrant, dated April 24, 1997, issued to Venture Lending &
          Leasing, Inc.(1)
  10.20   Warrant issued to Hambrecht & Quist LLC.(1)
  10.21   Lease Agreement, dated May 7, 1997, between Registrant and
          M.O.R. XVIII Associates Limited Partnership.(1)

EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENTS
-------                     ------------------------
  10.22   Lease Agreement, dated August 22, 1997, between Registrant and ARE-708 Quince Orchard, LLC, as amended.(1)
  10.23   Warrant, dated April 15, 1997, between Registrant and
          Comdisco, Inc.(1)
 +10.24   Target Discovery Collaboration and License Agreement, dated
          May 27, 1997, between Registrant and Procter & Gamble
          Pharmaceuticals, Inc. ("Procter & Gamble").(1)
 +10.25   Promissory Note, dated May 27, 1997, between Registrant and
          Procter & Gamble.(1)
 +10.26   Drug Target and Drug Lead Discovery Collaboration Agreement,
          dated September 9, 1997, between Registrant and Japan
          Tobacco Inc.(1)
  10.27   Share Purchase Agreement, dated September 9, 1997, between
          Registrant and Japan Tobacco Inc.(1)
 +10.28   License Agreement, dated May 22, 1996, between Registrant
          and Yale University.(1)
 +10.29   Amendment, dated October 1, 1997, to the License Agreement between Registrant and Yale University.(1)
 +10.30   Sole Commercial Patent License Agreement, dated June 15,
          1997, between Registrant and Lockheed Martin Energy Research
          Company.(1)
 +10.31   License Agreement, dated May 30, 1997, between Registrant
          and Dr. Kenneth L. Beattie.(1)
  10.32   Warrant, dated September 30, 1997, issued to Venture Lending
          & Leasing, Inc.(1)
 +10.33   Genomic Database Collaboration and License Agreement between
          Registrant and N.V. Organon dated as of December 31,
          1997.(3)
 *10.34   Employment Agreement, dated February 5, 1997 between the
          Registrant and Keith O. Elliston.(3)
 *10.35   Amendment to Employment Agreement, dated July 9, 1997,
          between the Registrant and Keith O. Elliston.(3)
 *10.36   Employment Agreement, dated September 7, 1996, between the
          Registrant and Eric M. Eastman.(3)
 *10.37   Amendment to Employment Agreement, dated July 9, 1997,
          between the Registrant and Eric M. Eastman.(3)
 *10.38   Employment Agreement, dated February 17, 1997, between the
          Registrant and Daniel R. Passeri.(3)
 *10.39   Amendment to Employment Agreement, dated July 9, 1997,
          between the Registrant and Daniel R. Passeri.(3)
  10.40   Form of Voting Agreement dated as of July 6, 1998 by and
          between Registrant and each of Dr. Timothy J. Triche, Dr.
          Douglas Dolginow, L. Robert Johnston, Jr., John Pappajohn,
          Dr. Leslie Alexandre, John W. Colloton, Stephen Turner and
          Dr. Wayne Patterson.(2)
  10.41   Voting Agreement dated as of July 6, 1998 by and between the
          Registrant and Oncor, Inc.(2)
  10.42   Voting Agreement dated as of July 6, 1998 by and between the
          Registrant and Incyte Pharmaceuticals, Inc.(2)
  10.43   Voting Agreement dated as of July 6, 1998 by and between the
          Registrant and each of Southbrook International Investments,
          Ltd., Westover Investments L.P., Montrose Investments, Ltd.,
          Brown Simpson Strategic Growth Fund, L.P., Brown Simpson
          Strategic Growth Fund, Ltd., and Incyte Pharmaceuticals,
          Inc.(2)
  10.44   Form of Affiliate Agreement.
  10.45   Employment Agreement, dated July 1, 1998, between the
          Registrant and Douglas Dolginow, M.D.
  10.46   Loan Agreement, dated July 6, 1998 between Registrant and
          Oncormed, Inc.
++10.47   Collaboration Agreement, dated June 30, 1998, between
          Registrant and Hoechst Schering AgrEvo GmbH.

EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENTS
-------                     ------------------------
  11.1    Statement re: computation of per share earnings.(4)
  23.1    Consent of Arthur Andersen LLP, Independent Public
          Accountants.
  23.2    Consent of Arthur Andersen LLP, Independent Public
          Accountants.
  23.3    Consent of Hambrecht & Quist LLC (included in Appendix B to the Prospectus/Joint Proxy Statement).
  23.4    Consent of ING Baring Furman Selz LLC (included in Appendix
          C to the Prospectus/Joint Proxy Statement).
  23.5    Consent of Brobeck, Phleger & Harrison LLP (included in
          Exhibit 8.2).
  23.6    Consent of Cooley Godward LLP (included in Exhibit 8.1).
  24.1    Power of Attorney (see page II-6).
  99.1    Oncormed Form of proxy card.
  99.2    Gene Logic Form of proxy card.

---------------
 *  Indicates management compensatory plan, contract or arrangement.

 ** Schedules omitted pursuant to Regulation S-K, Item 601(b)(2) of the Commission. Registrant undertakes to furnish such schedules to the Commission supplementally upon request.

 + Confidential treatment has been granted with respect to certain portions of this exhibit.

++ Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions will be filed separately with the Commission.

(1) Filed as an exhibit to Registrant's Registration Statement on Form S-1 (No. 333-37317) and incorporated herein by reference.

(2) Filed as an exhibit to Registrant's Schedule 13D filed with the Commission on July 10, 1998 and incorporated herein by reference.

(3) Filed as an exhibit to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 and incorporated herein by reference.

(4) Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 and incorporated herein by reference.

(b) Financial Statement Schedules

     No schedules are included because the information required to be set forth therein is not applicable or is reflected in the financial statements or notes thereto.

(c) Item 4(b) Reports

     Reference is made to Appendix B to the Prospectus/Joint Proxy Statement which is included in this Registration Statement.

ITEM 22. UNDERTAKINGS.

     (i) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Gene Logic Certificate, the Gene Logic By-laws and the DGCL, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the question has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (ii) The Registrant here undertakes:

          (a) To respond to requests for information that is incorporated by reference into the Prospectus/ Joint Proxy Statement pursuant to Items 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request;

          (b) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective;

          (c) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

          (d) That every prospectus: (1) that is filed pursuant to paragraph (c) immediately preceding, or (2) that purports to meet the requirements of
     Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;.

          (f) To file during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (1) To include any prospectus required by Section 10(a)(3) of the Securities Act;

             (2) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

             (3) To include any information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

          (g) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

          (h) To remove from Registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Gaithersburg, Maryland on this 28th day of July 1998.

                                          GENE LOGIC INC.

                                          By:  /s/ MICHAEL J. BRENNAN, M.D.,
                                                           PH.D.

                                            ------------------------------------
                                              Michael J. Brennan, M.D., Ph.D.,
                                               President and Chief Executive
                                                           Officer

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael J. Brennan, M.D., Ph.D. and Mark
D. Gessler, and each or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any subsequent Registration Statement for the same offering which may be filed under Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereto.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

                      SIGNATURE                                      TITLE                    DATE
                      ---------                                      -----                    ----
         /s/ MICHAEL J. BRENNAN, M.D., PH.D.           President and Chief Executive      July 28, 1998
-----------------------------------------------------  Officer (Principal Executive
           Michael J. Brennan, M.D., Ph.D.             Officer)

                 /s/ MARK D. GESSLER                   Senior Vice President, Corporate   July 28, 1998
-----------------------------------------------------  Development, Chief Financial
                   Mark D. Gessler                     Officer and Secretary (Principal
                                                       Financial and Accounting Officer)

          /s/ ALAN G. WALTON, PH.D., D.SC.             Chairman of the Board of           July 28, 1998
-----------------------------------------------------  Directors
            Alan G. Walton, Ph.D., D.Sc.

               /s/ JULES BLAKE, PH.D.                  Director                           July 28, 1998
-----------------------------------------------------
                 Jules Blake, Ph.D.

             /s/ CHARLES L. DIMMLER, III               Director                           July 28, 1998
-----------------------------------------------------
               Charles L. Dimmler, III

             /s/ G. ANTHONY GORRY, PH.D.               Director                           July 28, 1998
-----------------------------------------------------
               G. Anthony Gorry, Ph.D.

              /s/ JEFFREY D. SOLLENDER                 Director                           July 28, 1998
-----------------------------------------------------
                Jeffrey D. Sollender

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                       DESCRIPTION OF DOCUMENTS
-------                      ------------------------
 **2.1     Agreement and Plan of Merger and Reorganization dated as of
           July 6, 1998, among the Registrant, Oncormed, Inc.
           ("Oncormed") and Gene Logic Acquisition Corp. ("Merger
           Sub"). (See Appendix A to the Prospectus/Joint Proxy
           Statement.)(2)
   3.1     Amended and Restated Certificate of Incorporation.(1)
   3.2     By-Laws, as amended and restated.(1)
   4.1     Reference is made to Exhibits 3.1 and 3.2.
   4.2     Specimen stock certificate.(1)
   5.1     Legal Opinion of Cooley Godward LLP.
   8.1     Tax Opinion of Cooley Godward LLP.
   8.2     Tax Opinion of Brobeck, Phleger & Harrison LLP.
 *10.1     Form of Indemnity Agreement entered into between Registrant and its directors and officers.(1)
 *10.2     Registrant's 1997 Equity Incentive Plan (the "Stock
           Plan").(1)
 *10.3     Form of Stock Option Agreement under the Stock Plan.(1)
 *10.4     Form of Stock Option Grant Notice.(1)
 *10.5     Registrant's Employee Stock Purchase Plan and related
           offering document.(1)
 *10.6     Registrant's Non-Employee Directors' Stock Option Plan.(1)
 *10.7     Form of Nonstatutory Stock Option under the Non-Employee
           Directors' Stock Option Plan.(1)
 *10.8     Stock Restriction Agreement, dated July 31, 1996, between
           the Registrant and Mark D. Gessler.(1)
 *10.9     Stock Restriction Agreement, dated December 20, 1996,
           between the Registrant and Michael J. Brennan.(1)
 *10.10    Stock Restriction Agreement, dated July 31, 1996, between
           the Registrant and Michael J. Brennan.(1)
  10.11    Amended and Restated Investor Rights Agreement, dated July
           15, 1997, between the Registrant and certain investors.(1)
 *10.12    Employment Agreement, dated October 31, 1995, between the
           Registrant and Michael J. Brennan. (1)
 *10.13    Amendment to the Employment Agreement, dated July 9, 1997, between the Registrant and Michael J. Brennan.(1)
 *10.14    Employment Agreement, dated May 16, 1996, between the
           Registrant and Mark D. Gessler.(1)
 *10.15    Amendment to the Employment Agreement, dated July 9, 1997, between the Registrant and Michael J. Brennan.(1)
  10.16    Series A-1 Convertible Preferred Stock Purchase Warrant,
           dated August 1, 1995, issued to Oxford Bioscience Partners
           L.P.(1)
  10.17    Series A-1 Convertible Preferred Stock Purchase Warrant,
           dated August 1, 1995, issued to Oxford Bioscience Partners
           (Bermuda) Limited Partnership.(1)
  10.18    Warrant for the purchase of Shares of Common Stock dated
           August 29, 1997, between Registrant and ARE-708 Quince
           Orchard, LLC. (1)
  10.19    Warrant, dated April 24, 1997, issued to Venture Lending &
           Leasing, Inc.(1)

EXHIBIT
NUMBER                       DESCRIPTION OF DOCUMENTS
-------                      ------------------------
  10.20    Warrant issued to Hambrecht & Quist LLC.(1)
  10.21    Lease Agreement, dated May 7, 1997, between Registrant and
           M.O.R. XVIII Associates Limited Partnership.(1)
  10.22    Lease Agreement, dated August 22, 1997, between Registrant and ARE-708 Quince Orchard, LLC, as amended.(1)
  10.23    Warrant, dated April 15, 1997, between Registrant and
           Comdisco, Inc.(1)
 +10.24    Target Discovery Collaboration and License Agreement, dated
           May 27, 1997, between Registrant and Procter & Gamble
           Pharmaceuticals, Inc. ("Procter & Gamble").(1)
 +10.25    Promissory Note, dated May 27, 1997, between Registrant and
           Procter & Gamble.(1)
 +10.26    Drug Target and Drug Lead Discovery Collaboration Agreement,
           dated September 9, 1997, between Registrant and Japan
           Tobacco Inc.(1)
  10.27    Share Purchase Agreement, dated September 9, 1997, between
           Registrant and Japan Tobacco Inc.(1)
 +10.28    License Agreement, dated May 22, 1996, between Registrant
           and Yale University.(1)
 +10.29    Amendment, dated October 1, 1997, to the License Agreement between Registrant and Yale University.(1)
 +10.30    Sole Commercial Patent License Agreement, dated June 15,
           1997, between Registrant and Lockheed Martin Energy Research
           Company.(1)
 +10.31    License Agreement, dated May 30, 1997, between Registrant
           and Dr. Kenneth L. Beattie.(1)
  10.32    Warrant, dated September 30, 1997, issued to Venture Lending
           & Leasing, Inc.(1)
 +10.33    Genomic Database Collaboration and License Agreement between
           Registrant and N.V. Organon dated as of December 31,
           1997.(3)
 *10.34    Employment Agreement, dated February 5, 1997 between the
           Registrant and Keith O. Elliston.(3)
 *10.35    Amendment to Employment Agreement, dated July 9, 1997,
           between the Registrant and Keith O. Elliston.(3)
 *10.36    Employment Agreement, dated September 7, 1996, between the
           Registrant and Eric M. Eastman.(3)
 *10.37    Amendment to Employment Agreement, dated July 9, 1997,
           between the Registrant and Eric M. Eastman.(3)
 *10.38    Employment Agreement, dated February 17, 1997, between the
           Registrant and Daniel R. Passeri.(3)
 *10.39    Amendment to Employment Agreement, dated July 9, 1997,
           between the Registrant and Daniel R. Passeri.(3)
  10.40    Form of Voting Agreement dated as of July 6, 1998 by and
           between Registrant and each of Dr. Timothy J. Triche, Dr.
           Douglas Dolginow, L. Robert Johnston, Jr., John Pappajohn,
           Dr. Leslie Alexandre, John W. Colloton, Stephen Turner and
           Dr. Wayne Patterson.(2)
  10.41    Voting Agreement dated as of July 6, 1998 by and between
           Registrant and Oncor, Inc.(2)
  10.42    Voting Agreement dated as of July 6, 1998 by and between
           Registrant and Incyte Pharmaceuticals, Inc.(2)
  10.43    Voting Agreement dated as of July 6, 1998 by and between
           Registrant and each of Southbrook International Investments,
           Ltd., Westover Investments L.P., Montrose Investments, Ltd.,
           Brown Simpson Strategic Growth Fund, L.P., Brown Simpson
           Strategic Growth Fund, Ltd., and Incyte Pharmaceuticals,
           Inc.(2)
  10.44    Form of Affiliate Agreement.

EXHIBIT
NUMBER                       DESCRIPTION OF DOCUMENTS
-------                      ------------------------
  10.45    Employment Agreement, dated July 1, 1998, between the
           Registrant and Douglas Dolginow, M.D.
  10.46    Loan Agreement, dated July 6, 1998 between Registrant and
           Oncormed, Inc.
++10.47    Collaboration Agreement, dated June 30, 1998, between
           Registrant and Hoechst Schering AgrEvo GmbH.
  11.1     Statement re: computation of per share earnings.(4)
  23.1     Consent of Arthur Andersen LLP, Independent Public
           Accountants.
  23.2     Consent of Arthur Andersen LLP, Independent Public
           Accountants.
  23.3     Consent of Hambrecht & Quist LLC (included in Appendix B to the Prospectus/Joint Proxy Statement).
  23.4     Consent of ING Baring Furman Selz LLC (included in Appendix
           C to the Prospectus/Joint Proxy Statement).
  23.5     Consent of Brobeck, Phleger & Harrison LLP (included in
           Exhibit 8.2).
  23.6     Consent of Cooley Godward LLP (included in Exhibit 8.1).
  24.1     Power of Attorney (see page II-6).
  99.1     Oncormed Form of proxy card.
  99.2     Gene Logic Form of proxy card.

---------------
 *  Indicates management compensatory plan, contract or arrangement.

** Schedules omitted pursuant to Regulation S-K, Item 601(b)(2) of the Commission. Registrant undertakes to furnish such schedules to the Commission supplementally upon request.

 + Confidential treatment has been granted with respect to certain portions of this exhibit.

++ Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions will be filed separately with the Commission.

(1) Filed as an exhibit to Registrant's Registration Statement on Form S-1 (No. 333-37317) and incorporated herein by reference.

(2) Filed as an exhibit to Registrant's Schedule 13D filed with the Commission on July 10, 1998 and incorporated herein by reference.

(3) Filed as an exhibit to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 and incorporated herein by reference.

(4) Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 and incorporated herein by reference.